UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-14930
HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2024 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).
Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the
Form 6-K.
Opening up a world of opportunity
Our ambition is to be the preferred
international financial partner for our clients.
Our purpose, ambition and values reflect our
strategy and support our focus on execution.
  Read more on our values on page 4.

Contents
Overview
1aForward-looking statements
1bInsurance manufacturing
alternative performance measures
1bCertain defined terms
1Performance in 1H24
2Highlights
4      Who we are
5      Group Chief Executive’s review
8      Our strategy
11ESG overview
12 Financial overview
18 Global businesses
25 Risk overview
Interim management report
28      Financial summary
39Global businesses
50Legal entities
56Reconciliation of alternative
performance measures
62Risk
62– Key developments in the first half
of 2024
62    – Geopolitical and macroeconomic
            risk
64– Credit risk
97– Treasury risk
107– Market risk
108– Insurance manufacturing
operations risk
Interim condensed consolidated
financial statements
110 Interim condensed consolidated
financial statements
117 Notes on the interim condensed
consolidated financial statements
Additional information
139Shareholder information
146Abbreviations
A reminder

The currency we report in is US dollars.
Use of alternative performance
measures
We supplement our IFRS Accounting
Standards figures with non-IFRS Accounting
Standards measures used by management
internally that constitute alternative
performance measures under European
Securities and Markets Authority guidance
and non-GAAP financial measures defined
in and presented in accordance with US
Securities and Exchange Commission rules
and regulations. These measures are
highlighted with the following symbol:
  Further explanation may be found on pages 14
and 29.
None of the websites referred to in this
Interim Report on Form 6-K for the half-year
ended June 30, 2024 (the ‘Form 6-K’),
including where a link is provided, nor any of
the information contained on such websites
is incorporated by reference in the Form 6-K.

HSBC Holdings plc Interim Report 2024 on Form 6-K
Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-
looking statements with respect to HSBC’s:
financial condition; results of operations and
business, including the strategic priorities;
financial, investment and capital targets; and
ESG targets, commitments and ambitions
described herein.
Statements that are not historical facts,
including statements about HSBC’s beliefs
and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’,
‘should’, ‘expects’, ‘targets’, ‘anticipates’,
‘intends’, ‘plans’, ‘believes’, ‘seeks’,
‘estimates’, ‘potential’ and ‘reasonably
possible’, or the negative thereof, other
variations thereon or similar expressions are
intended to identify forward-looking
statements. These statements are based on
current plans, information, data, estimates
and projections, and therefore undue reliance
should not be placed on them. Forward-
looking statements speak only as of the date
they are made. HSBC makes no commitment
to revise or update any forward-looking
statements to reflect events or
circumstances occurring or existing after the
date of any forward-looking statements.
Written and/or oral forward-looking
statements may also be made in the periodic
reports to the US Securities and Exchange
Commission, summary financial statements
to shareholders, offering circulars and
prospectuses, press releases and other
written materials, and in oral statements
made by HSBC’s Directors, officers or
employees to third parties, including financial
analysts.
Forward-looking statements involve inherent
risks and uncertainties. Readers are
cautioned that a number of factors could
cause actual results to differ, in some
instances materially, from those anticipated
or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in
the markets in which we operate, such as
new, continuing or deepening recessions,
prolonged inflationary pressures and
fluctuations in employment levels and the
creditworthiness of customers beyond
those factored into consensus forecasts;
the Russia-Ukraine war and the Israel-
Hamas war and their impact on global
economies and the markets where HSBC
operates, which could have a material
adverse effect on (among other things) our
financial condition, results of operations,
prospects, liquidity, capital position and
credit ratings; deviations from the market
and economic assumptions that form the
basis for our ECL measurements (including,
without limitation, as a result of the Russia-
Ukraine war and the Israel-Hamas war,
inflationary pressures, commodity price
changes, and ongoing developments in the
commercial real estate sector in mainland
China); potential changes in HSBC’s
dividend policy; changes and volatility in
foreign exchange rates and interest rates
levels, including the accounting impact
resulting from financial reporting in respect
of hyperinflationary economies; volatility in
equity markets; lack of liquidity in
wholesale funding or capital markets, which
may affect our ability to meet our
obligations under financing facilities or to
fund new loans, investments and
businesses; geopolitical tensions or
diplomatic developments producing social
instability or legal uncertainty, such as the
Russia-Ukraine war or the Israel-Hamas war
(including the continuation and escalation
thereof) and the related imposition of
sanctions and trade restrictions, supply
chain restrictions and disruptions, sustained
increases in energy prices and key
commodity prices, claims of human rights
violations, diplomatic tensions, including
between China and the US, the UK, the EU,
India and other countries, and
developments in Hong Kong and Taiwan,
alongside other potential areas of tension,
which may adversely affect HSBC by
creating regulatory, reputational and market
risks; the efficacy of government,
customer, and HSBC’s actions in managing
and mitigating ESG risks, in particular
climate risk, nature-related risks and human
rights risks, and in supporting the global
transition to net zero carbon emissions,
each of which can impact HSBC both
directly and indirectly through our
customers and which may result in
potential financial and non-financial impacts;
illiquidity and downward price pressure in
national real estate markets; adverse
changes in central banks’ policies with
respect to the provision of liquidity support
to financial markets; heightened market
concerns over sovereign creditworthiness
in over-indebted countries; adverse
changes in the funding status of public or
private defined benefit pensions; societal
shifts in customer financing and investment
needs, including consumer perception as to
the continuing availability of credit;
exposure to counterparty risk, including
third parties using us as a conduit for illegal
activities without our knowledge; the
discontinuation of certain key Ibors and the
transition of the remaining legacy Ibor
contracts to near risk-free benchmark rates,
which continues to expose HSBC to some
financial and non-financial risks; and price
competition in the market segments we
serve;
–changes in government policy and
regulation, including the monetary, interest
rate and other policies of central banks and
other regulatory authorities in the principal
markets in which we operate and the
consequences thereof (including, without
limitation, actions taken as a result of
changes in government following national
elections in the jurisdictions where the
Group operates); initiatives to change the
size, scope of activities and
interconnectedness of financial institutions
in connection with the implementation of
stricter regulation of financial institutions in
key markets worldwide; revised capital and
liquidity benchmarks, which could serve to
deleverage bank balance sheets and lower
returns available from the current business
model and portfolio mix; changes to tax
laws and tax rates applicable to HSBC,
including the imposition of levies or taxes
designed to change business mix and risk
appetite; the practices, pricing or
responsibilities of financial institutions
serving their consumer markets;
expropriation, nationalisation, confiscation
of assets and changes in legislation relating
to foreign ownership; the UK’s relationship
with the EU, which continues to be
characterised by uncertainty and political
disagreement, despite the signing of the
Trade and Cooperation Agreement
between the UK and the EU, particularly
with respect to the potential divergence of
UK and EU law on the regulation of financial
services; changes in government approach
and regulatory treatment in relation to ESG
disclosures and reporting requirements,
and the current lack of a single
standardised regulatory approach to ESG
across all sectors and markets; changes in
UK macroeconomic and fiscal policy, which
may result in fluctuations in the value of the
pound sterling; general changes in
government policy (including, without
limitation, actions taken as a result of
changes in government following national
elections in the jurisdictions where the
Group operates) that may significantly
influence investor decisions; the costs,
effects and outcomes of regulatory
reviews, actions or litigation, including any
additional compliance requirements; and
the effects of competition in the markets
where we operate including increased
competition from non-bank financial
services companies; and
–factors specific to HSBC, including our
success in adequately identifying the risks
we face, such as the incidence of loan
losses or delinquency, and managing those
risks (through account management,
hedging and other techniques); our ability to
achieve our financial, investment, capital
and ESG targets, commitments and
ambitions (including the positions set forth
in our thermal coal phase-out policy and our
energy policy and our targets to reduce our
on-balance sheet financed emissions and,
where applicable, facilitated emissions in
our portfolio of selected high-emitting
sectors), which may result in our failure to
achieve any of the expected benefits of our
strategic priorities; evolving regulatory
requirements and the development of new
technologies, including artificial intelligence,
affecting how we manage model risk;
model limitations or failure, including,
without limitation, the impact that high
inflationary pressures and rising interest
rates have had on the performance and
usage of financial models, which may
require us to hold additional capital, incur
losses and/or use compensating controls,
Overview

HSBC Holdings plc Interim Report 2024 on Form 6-K	1a
such as judgemental post-model
adjustments, to address model limitations;
changes to the judgements, estimates and
assumptions we base our financial
statements on; changes in our ability to
meet the requirements of regulatory stress
tests; a reduction in the credit ratings
assigned to us or any of our subsidiaries,
which could increase the cost or decrease
the availability of our funding and affect our
liquidity position and net interest margin;
changes to the reliability and security of our
data management, data privacy, information
and technology infrastructure, including
threats from cyber-attacks, which may
impact our ability to service clients and may
result in financial loss, business disruption
and/or loss of customer services and data;
the accuracy and effective use of data,
including internal management information
that may not have been independently
verified; changes in insurance customer
behaviour and insurance claim rates; our
dependence on loan payments and
dividends from subsidiaries to meet our
obligations; changes in our reporting
frameworks and accounting standards,
which have had and may continue to have a
material impact on the way we prepare our
financial statements; our ability to
successfully execute planned strategic
acquisitions and disposals; our success in
adequately integrating acquired businesses
into our business, including the integration
of SVB UK into our CMB business; changes
in our ability to manage third-party, fraud,
financial crime and reputational risks
inherent in our operations; employee
misconduct, which may result in regulatory
sanctions and/or reputational or financial
harm; changes in skill requirements, ways
of working and talent shortages, which may
affect our ability to recruit and retain senior
management and diverse and skilled
personnel; and changes in our ability to
develop sustainable finance and ESG-
related products consistent with the
evolving expectations of our regulators, and
our capacity to measure the environmental
and social impacts from our financing
activity (including as a result of data
limitations and changes in methodologies),
which may affect our ability to achieve our
ESG ambitions, targets and commitments,
including our net zero ambition, our targets
to reduce on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set forth
in our thermal coal phase-out policy and our
energy policy, and increase the risk of
greenwashing. Effective risk management
depends on, among other things, our ability
through stress testing and other techniques
to prepare for events that cannot be
captured by the statistical models it uses;
our success in addressing operational, legal
and regulatory, and litigation challenges;
and other risks and uncertainties we
identify in ‘Risk overview’ and ‘Risk –
Geopolitical and macroeconomic risk’ on
pages 25 to 27 and 62 to 64 of this
Form 6-K.
Additional detailed information concerning
important factors, including but not limited to
ESG-related factors, that could cause actual
results to differ materially from those
anticipated or implied in any forward-looking
statement in this Form 6-K is available in our
Annual Report and Accounts for the fiscal
year ended 31 December 2023, which was
filed with the SEC on Form 20-F on 22
February 2024.
This Form 6-K contains a number of images,
graphics, text boxes and credentials which
aim to give a high-level overview of certain
elements of our disclosures and to improve
accessibility for readers. These images,
graphics, text boxes and credentials are
designed to be read within the context of the
Form 6-K as a whole.

Insurance manufacturing alternative performance measures
In addition to IFRS Accounting Standards
based results, HSBC also discloses Insurance
manufacturing value of new business
(‘Insurance Manufacturing VNB’) as an
alternative performance measure within its
filings to the London Stock Exchange and
Hong Kong Stock Exchange.
Insurance Manufacturing VNB provides
information about value generation from new
business sold during the period. It is
calculated as the sum of the IFRS 17 new
business contractual service margin (‘CSM’)
and loss component adjusted for:
–a full attribution of expenses incurred within
our manufacturing operations. IFRS 17
considers only directly attributable
acquisition expenses within the new
business CSM measurement; and
–long-term asset spreads expected to be
generated over the contract term. Under
IFRS 17, new business CSM is in contrast
calculated on a market consistent risk
neutral basis. This also necessitates
changes to the underlying economic
scenario models used in the valuation of
policyholder guarantees to reflect this
basis.
Insurance Manufacturing VNB is measured
before tax and after inclusion of the impact of
reinsurance.

Certain defined terms
Unless the context requires otherwise,
‘HSBC Holdings’ means HSBC Holdings plc
and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’
refer to HSBC Holdings together with its
subsidiary undertakings. Within this
document the Hong Kong Special
Administrative Region of the
People’s Republic of China is referred to as
‘Hong Kong’. When used in the terms
‘shareholders’ equity’ and ‘total shareholders’
equity’, ‘shareholders’ means holders of
HSBC Holdings ordinary shares and those
preference shares and capital securities
issued by HSBC Holdings classified as equity.
The abbreviations ‘$m’, ‘$bn’ and ‘$tn’
represent millions, billions (thousands of
millions) and trillions of US dollars,
respectively.
Overview

1b	HSBC Holdings plc Interim Report 2024 on Form 6-K
Performance in 1H24
HSBC is one of the world’s leading
international banks.
We have a clear strategy to deliver revenue
and profit growth, enhance customer service
and improve returns to shareholders.

Financial performance
indicators
Our financial performance indicators
demonstrate our continued focus on the
delivery of sustainable returns for our
shareholders. They also provide insight
into the performance that has driven the
outcomes of our financial targets.
Read more on our financial performance in
1H24 on pages 2 and 14.
For an explanation of performance against
our key Group financial targets, see page 12.
For a reconciliation of return on average tangible
equity excluding notable items to return on
equity, constant currency profit before tax
excluding notable items to reported profit before
tax and target basis operating expenses to
reported operating expenses, see page 60.
For our financial targets we define medium
term as three to four years and long term as
five to six years, commencing 1 January 2024.
Return on average tangible equity
(annualised)
21.4%
(1H23: 22.4%)
Return on average tangible equity excluding
notable items of 17.0% (1H23: 18.5%)
Profit before tax
$21.6bn
(1H23: $21.7bn)
Constant currency profit before tax
excluding notable items
$18.1bn
(1H23: $18.4bn)
Operating expenses
$16.3bn
(1H23: $15.5bn)
Target basis operating expenses
up 7% to $16.1bn
Common equity tier 1 capital ratio
15.0%
(1H23: 14.7%)
Second interim dividend per share
$0.10
(2023 second interim dividend per share:
$0.10)

Strategic performance
indicators
Our strategy supports our ambition of being
the preferred international financial partner
for our clients.
We are committed to building a business
for the long term, developing relationships
that last.
Read more on our strategy on pages 8 to 10.
Read more on multi-jurisdictional client revenue
on page 61.
Read more on our approach to ESG on page 11.
Net new invested assets
$32bn
Generated in 1H24, of which $38bn
were in Asia.
(1H23: $34bn generated, of which
$27bn were in Asia)
Digitally active Commercial
Banking customers
84%
(1H23: 82%)
Wholesale multi-jurisdictional
client revenue
61%
Wholesale client revenue generated by clients
banking with us across multiple markets.
(31 December 2023: 61%)
Gender diversity
34.4%
Women in senior leadership roles.
(31 December 2023: 34.1%)
Sustainable finance and investment
$339.9bn
Cumulative total provided and facilitated
since January 2020.
(31 December 2023: $294.4bn)

HSBC Holdings plc Interim Report 2024 on Form 6-K	1
Highlights
Financial performance was stable compared with 1H23.
We are now targeting a mid-teens return on average
tangible equity, excluding notable items, for both 2024 and 2025.

Financial performance in 1H24
–Profit before tax of $21.6bn was stable
compared with 1H23, including a $0.2bn
net favourable revenue impact of notable
items relating to gains and losses recognised
on certain strategic transactions. Profit after
tax of $17.7bn was $0.4bn or 2% lower
compared with 1H23.
–In 1H24, we completed the disposal of our
banking business in Canada, recognising a
gain of $4.8bn. We also recognised an
impairment of $1.2bn following the
classification of our business in Argentina as
held for sale. Results in 1H23 included the
impact of a $2.1bn reversal of an impairment
relating to the sale of our retail banking
operations in France and a $1.5bn gain
recognised on the acquisition of Silicon Valley
Bank UK Limited (‘SVB UK’).
–Constant currency profit before tax
excluding notable items was stable at
$18.1bn compared with 1H23, as revenue
growth and lower expected credit losses and
other impairment charges (‘ECL’) were offset
by a rise in operating expenses.
–Revenue rose by $0.4bn or 1% to $37.3bn
compared with 1H23, including the gains
and losses on certain strategic transactions
described above. Net interest income (‘NII’)
fell by $1.4bn, as growth in HSBC UK
and a number of other markets was more
than offset by reductions due to business
disposals, deposit migration, and
redeployment into the trading book in HSBC
Bank plc and our main entity in Hong Kong.
The increase in funding costs associated
with funding the trading book resulted in an
increase in banking net interest income
(‘banking NII’) of $0.3bn or 1%.
–Revenue growth also reflected the impact of
higher customer activity in our Wealth
products in Wealth and Personal Banking
(‘WPB’), and in Equities and Securities
Financing in Global Banking and Markets
(‘GBM’). Constant currency revenue
excluding notable items rose by 2% to
$33.7bn, primarily due to growth in Wealth in
WPB, in Equities and Securities Financing in
GBM, as well as an increase in Global
Payment Solutions (‘GPS’).
–Net interest margin (‘NIM’) of 1.62%
decreased by 8 basis points (‘bps’)
compared with 1H23, reflecting a rise in the
funding cost of average interest-bearing
liabilities.
–ECL charges were $1.1bn, a reduction of
$0.3bn compared with 1H23. The reduction
reflected a release of stage 3 allowances in
GBM in HSBC Bank plc, lower ECL in
Commercial Banking (‘CMB’) in HSBC UK,
and lower charges in the commercial real
estate sector in mainland China. In WPB,
ECL charges were broadly stable as a release
of allowances in the UK was offset by higher
charges in Mexico, reflecting unemployment
trends and growth in our unsecured portfolio.
Annualised ECL were 22bps of average
gross loans, including a 4bps reduction due
to the inclusion of loans and advances
classified as held for sale.
–Operating expenses of $16.3bn were
$0.8bn or 5% higher than in 1H23, mainly
due to higher technology spend and
investment, inflationary pressures and an
increase in the performance-related pay
accrual. Target basis operating expenses
–rose by 7% compared with 1H23. This is
measured on a constant currency basis,
excluding notable items, the impact of
retranslating the prior year results of
hyperinflationary economies at constant
currency, and the direct costs from the sales
of our France retail banking operations and
our banking business in Canada.
–Customer lending balances of $938bn
were stable on a reported basis, and
increased by $12bn on a constant currency
basis, compared with 31 December 2023.
Growth included higher balances in HSBC
Bank plc in both CMB and GBM, and higher
term lending in CMB in our entities in
mainland China and India. In addition,
mortgage balances increased in HSBC UK
in WPB.
–Customer accounts of $1.6tn fell by $18bn
on a reported basis, and increased by $3bn
on a constant currency basis compared with
31 December 2023, notably in GBM
reflecting growth in time deposit balances in
Asia. The increase in GBM included a short-
term deposit from a single corporate
customer.
–Common equity tier 1 (‘CET1’) capital
ratio of 15.0% rose by 0.2 percentage
points compared with 4Q23, driven by a
reduction in risk-weighted assets (‘RWAs’),
partly offset by a reduction in our CET1
capital.
–The Board has approved a second interim
dividend of $0.10 per share. We also intend
to initiate a share buy-back of up to $3bn,
which we expect to complete within three
months.

Financial performance in 2Q24
–Reported profit before tax increased by
$0.1bn to $8.9bn compared with 2Q23,
due to a lower ECL charge, which more
than offset higher operating expenses and
lower revenue. On a constant currency
basis, profit before tax increased by
$0.4bn or 4%.
–Revenue fell by $0.2bn to $16.5bn
compared with 2Q23, notably as 2Q23
included the operating results of France and
Canada for which sales completed in 1Q24.
In addition, 2Q24 included a loss related to
the recycling of reserves following the
completion of the sale of our business in
Russia. This was partly offset by growth in
Securities Financing and Equities in GBM
and from Wealth in WPB.
–ECL of $0.3bn decreased by $0.6bn,
reflecting lower charges in 2Q24 in the
commercial real estate sector in mainland
China, compared with 2Q23, as well as a
reduction in charges in HSBC UK, and the
release of stage 3 allowances in GBM in
HSBC Bank plc.
–Operating expenses of $8.1bn rose by
$0.3bn or 3%, due to higher technology
costs, including investment, the 2Q23
reversal of historical asset impairments,
which did not recur, and inflationary
impacts. This was partly offset by
reductions following the completion of
disposals in Canada and France.
–Customer lending increased by $5bn
compared with 1Q24 on a reported basis
and by $8bn on a constant currency basis.
The growth was mainly from CMB, notably
in our entities in mainland China and India,
and in WPB from mortgage balance growth
in HSBC UK and our entity in the US.
–Customer accounts increased by $24bn
compared with 1Q24 on a reported basis
and by $27bn on a constant currency basis.
The increase was across all businesses,
primarily in Asia. The increase included a
short-term deposit from a single corporate
customer.
Overview

2	HSBC Holdings plc Interim Report 2024 on Form 6-K
Outlook

–We will now target a return on average
tangible equity (‘RoTE‘), excluding the
impact of notable items, in the mid-teens
for both 2024 and 2025.
–Based upon our current forecasts, we
expect banking NII of around $43bn in
2024. This guidance remains dependent
on the path of interest rates globally.
–While loan growth was 1% in 1H24, revenue
has continued to benefit from elevated
interest rates. Over the medium to long
term, we continue to expect mid-single
digit year-on-year percentage growth in
customer lending.
–We are reiterating our cost growth
guidance of approximately 5% for 2024
compared with 2023, on a target basis, and
now expect ECL charges as a percentage
of average gross loans in 2024 to be
within our medium-term planning range
of 30bps to 40bps (including customer
lending balances transferred to held for sale).
–Our guidance reflects our current outlook for
the global macroeconomic environment,
including customer and financial markets
activity. This includes our modelling of a
number of market dependent factors, such
as market-implied interest rates (as of
  mid-July 2024), as well as customer
behaviour and activity levels.
–We intend to manage our CET1 capital
ratio within our medium-term target
range of 14% to 14.5%, with a dividend
payout ratio target basis of 50% for 2024,
which excludes material notable items and
related impacts.
–Note: we do not reconcile our forward
guidance on RoTE excluding notable items,
target basis operating expenses, dividend
payout ratio target basis or banking NII to
their equivalent reported measures.
Reshaping the Group for growth
–We continue to make progress on
reshaping the Group. In 1H24, we
completed the sales of our retail banking
operations in France, our banking business
in Canada, and our business in Russia. We
also completed the acquisition of SilkRoad
Property Partners Group in Singapore and
Citi’s retail wealth management portfolio in
mainland China. In addition, we announced
the planned sales of our business in
Argentina and our operations in Armenia.
–In January 2024, we completed the sale
of our retail banking operations in
France. The sale also included HSBC
Continental Europe’s 100% ownership
interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement.
In accordance with the terms of the sale,
we retained a €7.1bn ($7.6bn) portfolio of
home and other loans.
–In March 2024, we completed the sale of
HSBC Bank Canada to the Royal Bank of
Canada. The completion of the transaction
–resulted in a $4.8bn gain on sale, inclusive
of the recycling of foreign currency
  translation and other reserves losses.
Following completion of the sale, the Board
approved a special dividend of $0.21 per
share, which was paid on 21 June 2024.
–During 2Q24, we completed the sale of
our business in Russia and recognised
foreign currency translation reserve losses
of approximately $0.1bn.
–During 2Q24, we entered into a binding
agreement to sell our business in
Argentina to Grupo Financiero Galicia. In
1Q24, our investment in HSBC Argentina
was classified as held for sale, and we
recognised a $1.2bn pre-tax loss. At
closing, cumulative foreign currency
translation reserves and other reserves
will recycle to the income statement. At
30 June 2024, these reserve losses stood
at $5.0bn. We are working towards
completing the sale in the second half
of 2024.
–We also entered into an agreement for
the sale of our operations in Armenia.
This transaction is subject to regulatory
approvals and is expected to be completed
in the second half of 2024.
–In January 2024, we acquired SilkRoad
Property Partners Group – expanding our
real estate investment capabilities in Asia-
Pacific, aligning with our ambition of
becoming a top direct real estate
investment manager in the region.
–In June 2024, we completed the
acquisition of Citi’s retail wealth
management portfolio in mainland
China. This portfolio complements our
growing set of wealth businesses and our
ambition to be the leading international
wealth manager for mass affluent and high
net worth individuals in mainland China.
Acquisitions and disposals that are classified as
material notable items form part of ‘strategic
transactions’ and their impacts are called out
separately in our financial reporting. Read more
on the financial impact of our strategic
transactions on pages 14 and 42.

ESG highlights
Transition to net zero
–As part of our ambition to support customers
in their transition to net zero and a
sustainable future, we aim to provide and
facilitate $750bn to $1tn of sustainable
finance and investments by 2030. In 1H24,
we provided and facilitated $45.5bn of
sustainable finance and investments,
bringing our cumulative amount since
1 January 2020 to $339.9bn.
–In recognition of the ongoing support for our
clients through sustainable finance, we have
been awarded ‘The World’s Best Bank for
Sustainable Finance’, ‘Asia’s Best Bank for
Sustainable Finance’, ‘Middle East’s Best
Bank for Sustainable Finance’ and ‘Best ESG
Bank’ in Mexico by Euromoney in the
Awards for Excellence 2024.
–HSBC Asset Management continues to
develop innovative products that aim to
provide customers with access to markets
and asset classes linked to different areas of
sustainability. The HSBC Sustainable
Development Bank Bond ETF, which was
launched in 1H24, provides an investment
opportunity in debt issued by multilateral
development banks to finance environmental
and socially responsible projects aimed at
encouraging economic development in
poorer nations.
Build inclusion and resilience
–We are committed to rewarding colleagues
responsibly, recognising their success, and
supporting our colleagues to grow. At a time
when cost of living pressures have
continued to be felt around the world,
rewarding responsibly is an important part of
our proposition for colleagues and we are
–committed to improving transparency
around how we make pay decisions. To
build on this in 2024, we have introduced
a new variable pay structure for around
145,000 junior and middle management
colleagues, providing more clarity around
variable pay levels while retaining flexibility
to differentiate outcomes for performance.
We established Living Wage benchmarks in
all markets in which we operate and have
been certified by the Fair Wage Network as
a global Living Wage employer in 2024.
–Developing the skills and learning
opportunities for our colleagues helps them
to fulfil their potential and achieve their
career goals. In 2024, we have expanded our
enterprise skills academies, which focus on
building skills across a range of areas,
including sustainability, wealth, and
technology.

HSBC Holdings plc Interim Report 2024 on Form 6-K	3
Who we are
HSBC is one of the largest banking and financial services
organisations in the world. We aim to create long-term
value for our shareholders and capture opportunity.

Our values
Our values help define who we are as an organisation, and are key to our long-
term success.
We get it done
Moving at pace and
making things happen
We take responsibility
Holding ourselves
accountable and taking
the long view
We succeed together
Collaborating across
boundaries
We value difference
Seeking out different
perspectives
Transition
–Support our customers
–Embed net zero into
the way we operate
–Partner for systemic
change
–Become net zero in our
own operations and
supply chain by 2030,
and our financed
emissions by 2050
Energise
–Inspire leaders to drive
performance and
delivery
–Unlock our edge to
enable success
–Deliver a unique and
exceptional colleague
experience
–Prepare our workforce
for the future
Digitise
–Deliver seamless
customer experiences
–Ensure resilience and
security
–Embrace disruptive
technologies and
partner with innovators
–Automate and simplify
at scale
Focus
–Maintain leadership in
scale markets
–Double-down on
international
connectivity
–Diversify our revenue
–Maintain cost discipline
and reshape our
portfolio

Our strategy
Our strategy supports our ambition of being the preferred international financial partner for our clients, centred around four key areas.
  For further details on progress made in each of our strategic areas, see pages 8 to 10.

Our global     We serve our customers through three global businesses.
On pages 18 to 24 we provide an
overview of our performance
in 1H24 for each of our global
businesses, as well as our
Corporate Centre.
In each of our global businesses,
we focus on delivering growth in
areas where we have distinctive
capabilities and have significant
opportunities.
Each of the chief executive officers
of our global businesses reports to
our Group Chief Executive, who in
turn reports to the Board of HSBC
Holdings plc.
businesses
Wealth and Personal Banking
(’WPB’)
We help millions of our customers
look after their day-to-day finances
and manage, protect and grow
their wealth.

For further details, see page 18.	For further details, see page 20.	For further details, see page 22.
Commercial Banking (‘CMB’)
Our global reach and expertise help
domestic and international
businesses around the world
unlock their potential.
Global Banking and Markets
(’GBM’)
We provide a comprehensive range
of financial services and products to
corporates, governments and
institutions.
Overview

4	HSBC Holdings plc Interim Report 2024 on Form 6-K
Group Chief Executive’s review

Noel Quinn Group Chief Executive
Our strong first half performance is further evidence that our strategy is working and delivering sustainable, profitable growth.

Return on average tangible equity
(annualised)
21.4%
(1H23: 22.4%)
Reported revenue
$37.3bn
(1H23: $36.9bn)
After achieving a record profit
performance in 2023, we had a strong
first half financial performance that
reflected our strategy execution and
revenue diversification over the past five
years. We remain confident that we can
deliver attractive returns, even in a
lower interest rate environment, as a
result of macroeconomic trends that
play to our strengths, market-leading
businesses connecting high-growth
markets that we are continuing to invest
in, and ongoing cost discipline. As a
result, we are providing new guidance
of a mid-teens return on average
tangible equity, excluding the impact of
notable items, in 2025.
Over the last 18 months, HSBC’s business
model has delivered our highest return on
average tangible equity for more than a
decade. We continued to perform well in our
home markets of Hong Kong and the UK –
the two pillars upon which our bank is built.
The international wholesale banking business
that we have built on top of these pillars is
mature and differentiated, and has substantial
scale. It remains our biggest competitive
advantage and is supported by leading
transaction banking products and services in
global trade, payments and foreign exchange.
Finally, we are growing and investing in our
international retail and wealth business to sit
alongside this, which is helping to diversify
revenue.
Each of these strengths contributed to a good
revenue performance in the first half of 2024,
supported by higher interest rates. Our
strategy is working and providing attractive
returns for our shareholders. We have
announced a second interim dividend of
$0.10 per share, further to the first interim
dividend of $0.10 per share and the special
dividend of $0.21 paid in June. We are also
today announcing a share buy-back of up to
$3bn, further to the now completed $3bn
share buy-back announced at our first quarter
results. This means that we are announcing a
further $4.8bn in distributions with these
results, taking the amount of capital
distributed in respect of the last 18 months to
$34.4bn.
As we look ahead, the path of interest rates
and the outcomes of elections are amongst
the factors that will shape the global
operating environment. The progress that has
been made reducing inflation has enabled
central banks to start cutting interest rates.
Although we expect a cautious approach, we
have reduced our sensitivity to interest rates.
2024 will also be the biggest election year on
record, as more than 4 billion people have an
opportunity to go to the polls. The US
election result will be watched particularly
closely considering the potential for policy
change based on the result and the impact
this could have beyond its borders. We will
continue to monitor these situations.
Continued strong financial performance
The first half saw another strong profit
performance, driven by growth in our scale
businesses and in areas where we have been
investing. There was strong revenue growth
in Wealth, transaction banking revenue
remained stable and wholesale lending
increased again in the second quarter, on a
constant currency basis, after growing in the
first quarter.

HSBC Holdings plc Interim Report 2024 on Form 6-K	5
“I have always been
immensely proud of the
heritage of this bank and
the strategic role it plays
in the world. My aim
when I took this job was
to deliver financial
performance to match
our standing. Working
together, I believe we
have done that and
created a strong platform
for growth.“
Profit before tax for the first half was
$21.6bn, which was stable compared with
the first half of 2023. This included a $4.8bn
gain on the sale of our banking operations in
Canada, partly offset by a $1.2bn impairment
related to the planned sale of our banking
operations in Argentina, which was
announced in the first half. The prior year also
included a $2.1bn reversal of an impairment
relating to the sale of our retail banking
operations in France and a $1.5bn gain
recognised on the acquisition of SVB UK.
Revenue increased by $0.4bn or 1% to
$37.3bn, including the aforementioned
acquisition and disposal impacts, driven
mainly by higher banking net interest income.
We achieved an annualised return on average
tangible equity of 21.4%, or 17% excluding
notable items.
Our three global businesses continued to
perform well. In Wealth and Personal
Banking, profit before tax of $6.5bn was
$2.2bn lower than in 2023 on a constant
currency basis, primarily due to the non-
recurrence of a $2.1bn reversal last year of an
impairment relating to the sale of our retail
banking operations in France and $0.1bn of
profit before tax in the prior period from our
Canadian banking operations. Wealth revenue
of $4.3bn was 12% higher than the first half
of last year, driven by increases in investment
distribution and Global Private Banking, as
well as growth in asset management and life
insurance.
In Commercial Banking, profit before tax of
$6.5bn was down by $1.5bn on a constant
currency basis, primarily due to the non-
recurrence of a $1.6bn gain last year on the
acquisition of SVB UK. Overall performance
remained good, with revenue benefiting from
the higher rates environment, growth in
transaction banking and higher collaboration
revenue.
Global Banking and Markets delivered a good
performance. Revenue grew by 5% on a
constant currency basis, with good growth in
areas like Equities and Securities Financing,
while still benefiting from the interest rate
environment.
First half operating expenses of $16.3bn
were around 5% higher than in 2023, mainly
due to higher technology costs including
investments, inflationary pressures and
different phasing of the accrual of
performance-related pay compared with
2023. On a target basis, operating expenses
were 7% higher than the same period last
year. As we expect the overall amount of
performance-related pay for 2024 not to be
materially different to 2023, we expect lower
performance-related pay accrual in the
second half. We are therefore reconfirming
our cost growth guidance of approximately
5% for 2024 compared with 2023, on a target
basis.
ECL and other credit impairment charges for
the first half were $1.1bn, which was a
$0.3bn decrease on the first half of 2023. We
now expect ECLs as a percentage of average
gross loans in 2024 to be back within our
medium-term planning range of 30bps to
40bps. Our CET1 ratio at the end of the first
half was 15.0%.
Our first half banking net interest income
performance and the improved net interest
income outlook mean that we are upgrading
our 2024 banking net interest income
guidance from at least $41bn to around
$43bn.
Further opportunities to grow revenue
We also expect to deliver a return on average
tangible equity in the mid-teens for 2024 and
2025, excluding the impact of notable items.
Clearly there are downside risks to net
interest income when interest rates fall, but
we’re confident that we have the levers to
achieve these targets.
The first lever is leveraging our international
connectivity. We have a strong international
wholesale franchise. After a softer year in
2023, international trade volumes are forecast
to grow more quickly this year and next. As
the world’s leading trade finance bank and
the third-largest bank for global foreign
exchange revenue since 2021, we expect to
capitalise on this. To illustrate this growth
potential, we grew wholesale multi-
jurisdictional client revenue by 4% in the first
half of 2024, on a constant currency basis and
excluding HSBC Bank Canada, from $9.4bn to
$9.7bn.
Increasing global mobility amongst retail
customers is also driving demand for
innovative cross-border banking solutions.
This helped us to grow international
customers within Wealth and Personal
Banking by 11%, bringing the total to 7m
customers. Revenue from these customers
also grew by 6% in the first half. We believe
that there is still significant untapped
potential amongst international wholesale and
retail customers.
The second lever is maintaining our
leadership in our home markets. Our leading
businesses in Hong Kong and the UK – two
of the biggest global financial centres – both
grew profits before tax in the first half, helped
by their strong international connectivity with
the rest of the Group. In Hong Kong, our
scale and connectivity are delivering good
profitability and enabling us to capture new
opportunities. In the first half, 345,000 new-
to-bank customers opened accounts as we
continued to capitalise on the significant
inflows into Hong Kong as customers seek
higher yields and quality products. In the UK,
we grew international customers by 8% to
2.7m, underlining the differentiated nature of
our UK business compared to other UK
banks. Signs of economic recovery were also
underlined by growth in customer lending of
2% compared with the first half of 2023. We
remain confident in our ability to grow further
in these two critical markets.
Overview I Group Chief Executive’s review

6	HSBC Holdings plc Interim Report 2024 on Form 6-K
Future growth levers
In the first half of 2024, we continued
to build new sources of value creation.
We attracted
$32.4bn
of net new invested assets in Wealth.
We increased new-to-bank customers
in Hong Kong by
77%
The third lever is investing to diversify
revenue. Over the last five years, we have
taken a number of actions to reduce our
sensitivity to interest rates and create the
bank of the future. Building our wealth
business, especially in Asia, to capitalise on
increasing affluence has been one of the key
priorities. As a result of this, wealth revenue
was up 12% in the first half, while we
attracted $32.4bn of net new invested
assets. Payments is another fee-based
business that we are investing in to capitalise
on the expected increase in global payments
revenue. We are the number two bank
globally by payments revenue, up from top
four in 2022, with a market share of 4.8%
in 2023 compared with 3.6% in the prior year.
HSBC was also named ‘World’s Best Bank
for Payments and Treasury’ by Euromoney,
which was one of 33 awards given to the
bank in 2024 that also included ‘Best Bank in
Asia’ and ‘World’s Best Bank for Sustainable
Finance’.
Through HSBC Innovation Banking, we are
building a global proposition that can help us
to become known as the go-to bank for
innovation companies. Revenue from the
new proposition increased by 4% in the
second quarter and we have onboarded
almost 600 new-to-bank innovation
companies globally since the acquisition
of SVB UK.
Thank you
As I prepare to hand on the leadership of
HSBC to Georges Elhedery in September,
I would like to place on record what an
enormous privilege it has been to lead this
great institution. I never imagined when I
started my career 37 years ago that I would
have the honour of becoming Group Chief
Executive. I have always been immensely
proud of the heritage of this bank and the
strategic role it plays in the world. My aim
when I took this job was to deliver financial
performance to match our standing. Working
together, I believe we have done that and
created a strong platform for growth.
The success of our transformation
programme is evident in the improved returns
that we have delivered. Since I became
Group Chief Executive, we have returned
$36bn of dividends and $18bn of share buy-
backs to our shareholders, inclusive of the
distributions we have announced with these
results, while also successfully navigating the
global pandemic.
This would not have been possible without
the support and backing of the Board, my
Group Executive Committee colleagues and,
of course, the whole HSBC team. I have been
very fortunate to work with many talented,
dedicated and committed people during my
career. I would like to thank them
wholeheartedly for their friendship and
partnership – and I wish continued success to
Georges, and to all those who will write the
next chapter in the story of this great bank.
Noel Quinn
Group Chief Executive
31 July 2024

HSBC Holdings plc Interim Report 2024 on Form 6-K	7
Our strategy
We are implementing our strategy across the four strategic pillars aligned to our purpose, values and ambition.

Our strategy remains anchored around our
four strategic pillars: ‘Focus’, ‘Digitise’,
‘Energise’ and ‘Transition’.
We delivered a good set of results in 1H24,
driven by our strategy that benefited from
rates staying higher for longer, and the
progress we made in diversifying into
alternative sources of revenue.
Our reported revenue was $37.3bn, up 1%
compared with 1H23, and up 3% on a
constant currency basis, excluding notable
items and the impact of strategic
transactions. Our reported profit before tax
was $21.6bn, and we achieved a RoTE of
21.4%, or 17.0% excluding notable items.
We remain committed to maintaining cost
discipline, reconfirming our existing 2024
target of approximately 5% cost growth
compared with 2023, on a target basis.

Focus
Capture growth from diversified revenue streams
We aim to build resilience by growing less
capital intensive, fee income generating
businesses such as wealth and transaction
banking.
Wealth
Our strategic focus continues to centre on
capturing the growing global wealth
opportunity, especially in Asia. Our wealth
revenue rose 12% from $3.9bn in 1H23 to
$4.3bn in 1H24. In particular, the fee and
other income component of revenue
increased by 14% from $3.1bn to $3.5bn.
Net new invested assets in Asia rose from
$27bn in 1H23 to $38bn in 1H24, an increase
of 43%. In addition, we saw strong growth in
our private banking and insurance
businesses. Private banking revenue
increased by 16%, reaching $1.3bn in 1H24.
Insurance new business contractual service
margin was $1.3bn in 1H24, a 77% increase
compared with the same period last year.
Transaction banking
We have a leading proposition in transaction
banking, supported by our capabilities in
payments, global trade, foreign exchange and
securities services. In 1H24, we continued to
invest and cement our leadership position.
Transaction banking revenue remained
stable, at $13.2bn in 1H24. Our Global
Payments Solutions (‘GPS’) business
expanded further. Market share by GPS
revenue increased by 1.3 percentage points
from 3.5% in 2022 to 4.8% in 2023, taking
our ranking from a top 4 bank globally in 2022
to second globally in 20231. GPS fee and
other income – an important source of
diversification for us – increased by 4% from
1H23 to $1.1bn in 1H24. Moreover in trade,
we were ranked first globally in 2023, based
on trade revenue1. In foreign exchange (‘FX’),
we were ranked third globally by revenue in
20231, a position we have held since 2021.
$4.3bn
Global wealth revenue, up 12%
compared with 1H23
$38bn
Asia net new invested assets, up 43%
since 1H23
4.8%
GPS revenue market share1, up
1.3 percentage points between
2022 and 2023
#1
Ranking by global trade revenue1
1Source: Coalition Greenwich Competitor
Analytics – FY23
Overview

8	HSBC Holdings plc Interim Report 2024 on Form 6-K
Focus continued
Continue driving strong profit generation in our home markets
We continue to strengthen our scale
positions in our home markets: Hong Kong
and the UK – two of the leading global
financial centres. They provide us with deep
liquidity pools, which underpin our strong
balance sheet.
Hong Kong
Our strategy remains focused on driving
growth from our scale position. In 1H24,
profit before tax for our business in Hong
Kong reached $6.1bn, an increase of 1%
on a constant currency basis compared
with the same period last year.
The market is seeing good inflows from
customers seeking investment opportunities.
Our scale and connectivity position us well
to capture this customer inflow. We had
345,000 new to bank customers in 1H24,
an increase of 77% compared with 1H23.
As a result, we saw strong inflows into both
deposits and investments. Customer
deposits rose by 2% from 1H23, taking our
deposit balance to $544bn. Net new invested
assets also increased by 12% since 1H23
to $19bn.
UK
HSBC UK continued to cement our scale
positions in WPB and CMB in the UK market.
Our profit before tax was $3.7bn in 1H24,
an 11% increase compared with 1H23,
excluding a $1.6bn SVB UK acquisition gain
recognised in 1H23. In 1H23, HSBC UK
profit before tax was $4.9bn on a constant
currency basis.
With the UK economy showing continued
resilience with signs of growth, we are well
positioned to capitalise on the opportunity.
This is evident in our strong loan growth
of 2% since 1H23, taking our loan balance
to $270bn. Our mortgage market share1
reached 8.1% as of May 2024, a gain of 0.3
percentage points compared with May 2023.
In addition, we saw continued traction in
our WPB international proposition, with
international active customers reaching
2.7m in 1H24, an 8% increase compared
with 1H23.
345,000
New to bank customers in Hong Kong,
up 77% since 1H23
$19bn
Net new invested assets in Hong Kong,
up 12% compared with 1H23
$270bn
HSBC UK’s loans and advances,
up 2% since 1H23
8.1%
HSBC UK’s mortgage market share1,
up 0.3 percentage points from May 2023
1Bank of England data

Double down on international connectivity
International connectivity continues to be at
the heart of our business. We take advantage
of our network to help enable our strong
international wholesale business to capitalise
on recovering global trade and capital flows,
while building market-leading WPB
international propositions.
International trade volumes and capital flows
are expected to rebound. We have a strong
wholesale international proposition to
capitalise on this trend. Wholesale multi-
jurisdictional client revenue1 increased 4%
from $9.4bn in 1H23 to $9.7bn in 1H24. We
also continued to generate more revenue
with multi-jurisdictional corporate clients, and
in CMB this is approximately five times that
of a domestic customer.
Within WPB, in response to the trend of
growing global mobility, we continued to
build propositions where we can benefit
from our distinctive international capabilities.
As a result of our strategy, we had 7m
international customers2 in 1H24, who
generate on average three times the revenue
compared to that of a domestic customer.
WPB revenue from international customers
increased by 6% from $5.1bn in 1H23 to
$5.4bn in 1H24.
1Growth presented on a constant currency basis,
excluding HSBC Bank Canada. For further
information and the basis of preparation for
wholesale multi-jurisdictional client revenue,
see page 61.
2WPB international customers include multi-
jurisdictional, non-resident, and resident
foreigner clients, excludes Canada.
4%
Increase in wholesale client revenue from
multi-jurisdictional clients compared with
1H231
6%
Increase in WPB revenue from international
customers compared with 1H23

HSBC Holdings plc Interim Report 2024 on Form 6-K	9
Digitise
Improve customer experience while investing in innovation
In 1H24, we remained focused on our goal to
become a digital-first bank. Customer
adoption of our digital services continued to
rise. In CMB, 83.9% of customers were
digitally active as of May 2024, an increase of
1.2 percentage points since May 2023. Our
net promoter score for onboarding wholesale
international clients in 1H24 improved by 10
points compared with 1H23. At 55.6%, more
than half of WPB customers were mobile
active in 1H24, an increase of 4.1 percentage
points from 1H23. Furthermore, a total of
80% of WPB’s international accounts1 were
opened via digital journeys in 1H24, an
increase of 34 percentage points from 1H23.
We have also continued to embrace
innovative and disruptive technologies
including artificial intelligence (‘Al’),
blockchain, and quantum computing to
enhance our services, strengthen security
and deliver commercial value.
HSBC has been using AI for over a decade
and has over 500 AI solutions in production
across the bank today. In 1H24, we
continued to invest in solutions leveraging AI.
AI has helped us in our fight against financial
crime by reducing the processing time
required to analyse billions of transactions
across millions of accounts from several
weeks to a few days. Adoption of our AI
Markets product, a digital service that utilises
natural language processing to enrich the
way investors interact with global markets,
has continued to increase.
We invested in HK-based AI company Fano
Labs, which specialises in natural language
processing of local languages like Cantonese,
and are developing solutions leveraging their
technology in our contact centres to reduce
manual processes, more accurately analyse
data and deliver personalised customer
services. With generative AI we have several
use cases that we are beginning to deploy
across the back office, including software
developer tooling and digital assistants for
employees.
Earlier this year we delivered the world’s
largest, and first ever multi-currency, natively
digital bond issuance on our HSBC Orion
platform in Hong Kong2. More than 50
investors invested in these blockchain-based
bonds, and we have seen repo trading and
regular secondary liquidity. We also extended
our existing institutional offering in tokenised
gold, successfully implementing it for Hong
Kong retail customers. In Singapore, we
invested in Marketnode, a partnership to co-
develop a multi-asset digital infrastructure.
We are testing quantum technology for
solving complex computational problems
and enhancing cyber resilience. We recently
piloted our first application of quantum-
secure technology for buying and selling
tokenised physical gold, which successfully
demonstrated the viability of deploying these
advanced technologies to help protect digital
assets from future quantum computing
attacks.
1  Refers to pre-departure international accounts
2  Source: HKMA

Energise
Inspire a dynamic culture
We are opening up a world of opportunity for
our colleagues by building an inclusive
organisation that empowers and energises
them. We are building a stronger
performance culture, improving colleague
experience and preparing our workforce for
the future.
We remain focused on our ambition to create
a diverse and inclusive environment across
our organisation. To achieve greater diversity
across our senior leadership population, we
have achieved 34.4% female representation
in senior leadership positions by the end of
1H24, and are on track to achieve our target
of 35% by 2025¹.
In 2022, we set a Group-wide ethnicity
strategy to better represent the communities
we serve. We are making good progress
against this, with 3.1% of senior leadership
roles in the UK and US held by colleagues of
Black heritage in 1H24, against a goal of
3.4% by 2025. We are also on track to double
the number of Black heritage colleagues in
senior leadership roles globally by 2025,
having increased 65% since 2020. We remain
focused on increasing representation across
our global workforce, including Asian heritage
representation. At the end of 1H24, 38.5% of
our senior leaders have self-identified as
being from an Asian heritage background.
We continue to offer development
programmes to our most senior leaders who
are essential to the execution of our strategy,
focused on providing greater clarity and
alignment with our ambitions. In 2024, our
Managing Director Leadership Programme
has been enhanced with greater capacity
alongside new masterclass topics and the
introduction of an internal business faculty.
1Data excludes Saudi Arabia due to local data
collection restrictions.
In the following ‘ESG overview‘ section, we
outline how we put our purpose and values into
practice.

Transition
Support the transition to net zero
In 2020, we set out our ambition to become a
net zero bank by 2050. Since then, we have
taken a number of steps to execute on our
ambition and manage climate risks. We
published our first net zero transition plan in
January 2024, and we have made progress in
supporting our customers through their
transition journey, embedding net zero into
the way we operate and partnering for
systemic change.
As part of our ambition to align our financed
emissions to achieve net zero by 2050, we
have set on-balance sheet or combined
financed emissions targets for a number of
emissions-intensive sectors.
To support our customers through the
transition to net zero and to a sustainable
future, in 2020 we set out an ambition to
provide and facilitate $750bn to $1tn of
sustainable finance and investments by 2030.
We provided and facilitated $45.5bn of
sustainable finance and investments in 1H24,
bringing our cumulative total since January
2020 to $339.9bn.
We continued to support our clients in their
transition journey. In 1H24, HSBC Innovation
Banking acted as a lead arranger in a $100m
credit facility for US-based Electric Hydrogen
to support their manufacturing and
deployment of the company’s electrolyser
plants. HSBC also acted as a joint bookrunner
for a $1.7bn social bond that is intended to
provide funding for new and existing
government-led projects under Chile’s
sustainable bond framework seeking to
address social needs in the Republic.
  For further details on our climate ambition, see
the following ‘ESG overview’ section.
Overview I Our strategy

10	HSBC Holdings plc Interim Report 2024 on Form 6-K
ESG overview
We are committed to embedding strong environmental,
social and governance principles in the way we do business.

Our approach
Our approach to ESG is shaped by our
purpose and values, and a desire to create
sustainable long-term value for our
stakeholders. As an international bank with
significant breadth and scale, we understand
that we can have a significant impact in
helping to tackle ESG challenges and realise
opportunities. We also recognise the
complexity of ESG issues. Our ESG efforts
are focused on the areas that align most
closely to our strategy, purpose and values,
and where we can help make a significant
difference: the transition to net zero, building
inclusion and resilience, and acting
responsibly.
Transition to net zero
We are progressing with the implementation
of our net zero transition plan, which we
published in January this year. Our
implementation plan sets out how we are
embedding net zero: into the way that we
support our customers, into the way that we
operate as an organisation and into how we
partner externally in support of systemic
change.
We continue to scale and innovate in our
sustainable finance and investment products
and services to support our customers’
transitions.
We have established a new business,
HSBC Infrastructure Finance, to focus on
infrastructure financing and project finance
advisory opportunities associated with the
transition to a net zero global economy.
The business will support our clients with
project development and establish additional
partnerships in both the public and private
sectors.
For our small and medium-sized enterprise
(‘SME’) customers, HSBC UK has partnered
with carbon management company Greenly
to support clients to measure their carbon
footprint by enabling them to identify their
main sources of carbon emissions and spot
opportunities to reduce them. This is an
important step for SMEs when developing a
transition plan.
During the first half of the year, HSBC Asset
Management Alternatives further enhanced
its Energy Transition proposition with the
launch of the Red Hexagon Energy Transition
Asia Fund, which will invest in the direct
equity of a targeted portfolio of businesses
that own, develop and operate energy
transition infrastructure assets.
Embedding net zero across our business is an
ongoing process. Our bank-wide, three-year
sustainability execution programme is
underway to enable the delivery of our
sustainability agenda, focused on our net zero
ambition and regulatory requirements.
We continue to work on scaling and evolving
our net zero capabilities across the bank,
which includes embedding net zero into our
culture.
We continue to work with the public sector,
industry, civil society and peers to help shape
effective policies, regulations and standards,
and to help develop insights and learning.
For example, this year we collaborated with
Repower, a global non-profit initiative, to
publish the ’Financing the clean re-powering
of coal power’ white paper. The paper seeks
to raise awareness of the potential to
eliminate emissions from existing coal-fired
power plants while supporting a just
transition for communities by investing in
clean energy resources on the same sites.
Build inclusion and resilience
Our inclusion strategy enables HSBC to be
an organisation that values difference and
encourages colleagues to embrace diverse
perspectives. We remain on track against
our gender and ethnicity senior leadership
ambitions, with 34.4%¹ of senior leadership
roles being held by women globally and 3.1%
held by Black heritage colleagues in the UK
and US combined at 1H24.
To better reflect the communities we serve,
we have enabled 93% of colleagues to
disclose their ethnicity, where legally
permissible. At the end of 1H24, 65% of our
colleagues have chosen to do so.
We have continued to offer colleagues the
opportunity to develop their skills while
ensuring we build a pipeline of talent to
support our strategic priorities. The
Sustainability Academy aids in upskilling
colleagues for the transition to net zero,
focusing on capability building across key
employee groups who are supporting
customers.
We have continued to encourage our
colleagues to participate in external
certifications to deepen their expertise. At the
end of 1H24, 110 colleagues have started or
completed the Imperial College Sustainability
Programme, and 29 colleagues have started
the Oxford University Sustainable Finance
Programme.
We have continued to expand our
Accelerating Wealth Programme to more
internal and external applicants, to support
the expansion of our services, particularly in
Asia. The programme offers a skills-based
development plan for colleagues who are
looking to pursue a career in wealth
management. Our technology transformation
skills programme aims to ensure we attract,
develop and retain the skilled talent we need
to execute the strategy.
We drive inclusion for our customers by
identifying and addressing barriers to finance
and financial markets. We aim to simplify the
banking experience by providing tools to help
customers manage their finances more
easily, as well as provide education and
support to help them make the most of their
money. We also offer social-linked financial
products that aim to help clients improve
their societal outcomes. We engage with the
communities we operate within through
philanthropic giving, disaster relief and
volunteering.
Act responsibly
Our purpose-led conduct approach guides
us to do the right thing and to focus on the
impact we have for our customers and the
financial markets in which we operate. It
is incorporated into the way we design,
approve, market and manage products and
services. It complements our purpose and
values and, together with more formal
policies and the tools we have to do our jobs,
provides an enterprise-wide, outcome-
focused conduct method.
1Data excludes Saudi Arabia due to local data
restrictions.

HSBC Holdings plc Interim Report 2024 on Form 6-K	11
Financial overview
In assessing the Group’s financial performance, management uses a range of financial measures that focus on the delivery of sustainable returns for our shareholders and maintaining our financial strength.

Executive summary
Financial performance in 1H24 demonstrated
the execution of our strategy and
strengthened platform for growth, supported
by the continued higher global interest rate
environment.
This section sets out our key Group financial
targets and the progress we made towards
these during 1H24, and – where relevant –
our expectations for the rest of 2024 and
beyond. We also include a more detailed
table covering further key financial metrics
that we consider insightful for understanding
the Group’s performance.
The Group financial results that follow provide
more detailed insight into the performance
that has driven the outcomes of our financial
targets. It covers income statement
performance on both a reported and constant
currency basis, and the main factors
impacting the strength of our balance sheet,
capital and liquidity position.

Group financial targets
Return on average tangible equity
excluding notable items (annualised)
17.0%
(1H23: 18.5%)
In 1H24, RoTE (annualised) was 21.4%, a
decrease of 1.0 percentage point from 1H23.
For the purposes of measuring performance
against our Group target, we adjust RoTE to
exclude notable items. From 1 January 2024,
we revised the adjustments made to RoTE
from excluding only the impact of strategic
transactions and the impairment of BoCom,
to exclude all notable items. This was
intended to improve alignment with the
treatment of notable items in our other
income statement disclosures. RoTE
excluding notable items has been re-
presented for 1H23 on the revised basis
and we no longer disclose RoTE excluding
strategic transactions and the impairment
of BoCom.
RoTE excluding notable items (annualised)
was 17.0%, a decrease of 1.5 percentage
points compared with 1H23. We are now
targeting a RoTE excluding notable items
in the mid-teens for both 2024 and 2025.
Our guidance reflects our current outlook
for the global macroeconomic environment,
including customer and financial markets
activity. This includes our modelling of a
number of market dependent factors, such as
market-implied interest rates (as of mid-July
2024).
Target basis operating expenses
$16.1bn
(1H23: $15.0bn)
In 1H24, target basis cost growth was 7%
compared with 1H23. This primarily
reflected higher investment spend, notably
in technology, inflationary pressures and
an increase in our performance-related pay
accrual of $0.3bn, which reflects a change in
the phasing of the performance-related pay
pool relative to 1H23.
In 2024, our cost growth guidance is
approximately 5% compared with 2023,
on a target basis (2023: $31.0bn). This
guidance reflects our current business plan
for 2024, and includes an increase in staff
compensation, higher technology spend and
investment for growth and efficiency, in part
mitigated by cost savings from actions taken
during 2023.
Our target basis operating expenses for 2024
excludes the direct cost impact of the
disposals in France and Canada from the
2023 baseline. It is measured on a constant
currency basis and excludes notable items
and the impact of retranslating the prior year
results of hyperinflationary economies at
constant currency.
Capital and dividend policy
CET1 ratio
15.0%
Second interim dividend per ordinary
share in respect of 2024
$0.10
At 30 June 2024, our CET1 capital ratio
was 15.0%, up 0.2 percentage points from
31 December 2023. This was driven by
a reduction in RWAs, partly offset by a
reduction in our CET1 capital. We intend to
continue to manage the CET1 ratio to within
our medium-term target range of 14% to
14.5%.
Alongside our 1H24 results, the Board has
announced a second interim dividend of
$0.10 per ordinary share. Given our returns
trajectory, we continue to target a dividend
payout ratio target basis of 50% for 2024.
For the purposes of computing our dividend
payout ratio target basis, we exclude from
earnings per share material notable items and
related impacts. See page 60 for our
calculation of earnings per share.
Overview

12	HSBC Holdings plc Interim Report 2024 on Form 6-K
Key financial metrics

	Half-year to
Reported results	30 Jun 2024	30 Jun 2023
Profit before tax ($m)	21,556	21,657
Profit after tax ($m)	17,665	18,071
Cost efficiency ratio (%)	43.7	41.9
Net interest margin (%)	1.62	1.70
Basic earnings per share ($)	0.89	0.86
Diluted earnings per share ($)	0.88	0.86
Dividend per ordinary share (in respect of the period) ($)[1]	0.20	0.20
Alternative performance measures
Constant currency profit before tax ($m)	21,556	21,472
Constant currency cost efficiency ratio (%)	43.7	41.8
Constant currency revenue excluding notable items ($m)	33,721	33,075
Constant currency profit before tax excluding notable items ($m)	18,067	18,117
Constant currency revenue excluding notable items and strategic transactions ($m)	33,543	32,462
Constant currency profit before tax excluding notable items and strategic transactions ($m)	17,975	17,969
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.23	0.28
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.22	0.26
Basic earnings per share excluding material notable items and related impacts ($)	0.68	0.70
Return on average ordinary shareholders’ equity (annualised) (%)	19.8	20.8
Return on average tangible equity (annualised) (%)	21.4	22.4
Return on average tangible equity excluding notable items (annualised) (%)	17.0	18.5
Target basis operating expenses ($m)	16,052	14,983
	At
Balance sheet	30 Jun 2024	31 Dec 2023
Total assets ($m)	2,975,003	3,038,677
Net loans and advances to customers ($m)	938,257	938,535
Customer accounts ($m)	1,593,834	1,611,647
Average interest-earning assets, year to date ($m)	2,097,866	2,161,746
Loans and advances to customers as % of customer accounts (%)	58.9	58.2
Total shareholders’ equity ($m)	183,293	185,329
Tangible ordinary shareholders’ equity ($m)	153,109	155,710
Net asset value per ordinary share at period end ($)	8.97	8.82
Tangible net asset value per ordinary share at period end ($)	8.35	8.19
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2]	15.0	14.8
Risk-weighted assets ($m)[2,3]	835,118	854,114
Total capital ratio (%)[2,3]	20.6	20.0
Leverage ratio (%)[2,3]	5.7	5.6
High-quality liquid assets (liquidity value, average) ($m)[3,4]	646,052	647,505
Liquidity coverage ratio (average) (%)[3,4,5]	137	136
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	18,330	19,006
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,456	19,135
Average basic number of $0.50 ordinary shares outstanding (millions)	18,666	19,478
  For reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 40. For detail on other alternative performance measures, including definitions and calculations, see ‘Reconciliation of alternative performance measures’ on pages 56 to 61.
1Dividend per ordinary share for the half year to 30 June 2024 excludes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4The liquidity coverage ratio is based on the average value of the preceding 12 months.
5    We have enhanced our calculation processes during 1H24. As Group LCR is reported as a 12-month average, the benefit of these changes will be recognised incrementally over the coming year starting from 30 June 2024.

HSBC Holdings plc Interim Report 2024 on Form 6-K	13
Basis of presentation
Impact of strategic transactions
To aid the understanding of our results, we
separately disclose the impact of strategic
transactions classified as material notable
items on the results of the Group and our
global businesses. Material notable items are
a subset of notable items and categorisation
is dependent on the nature of each item in
conjunction with the financial impact on the
Group’s income statement. At 1H24,
strategic transactions classified as material
notable items comprise the disposal of our
retail banking operations in France, our
banking business in Canada, the planned sale
of our business in Argentina and the
acquisition of SVB UK.
The impacts quoted include the gains or
losses on classification to held for sale or on
acquisition and all other related notable items.
They also include the distorting impact
between the periods of the operating income
statement results related to acquisitions and
disposals that affect period-on-period
comparisons. It is computed by including the
operating income statement results of each
business in any period for which there are no
results in the comparative period. We
consider the monthly impacts of distorting
income statement results when calculating
the impact of strategic transactions. See
page 42 for supplementary analysis of the
impact of strategic transactions.
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons.
We consider constant currency performance
to provide useful information for investors by
aligning internal and external reporting, and
reflecting how management assesses period-
on-period performance.
Notable items
We separately disclose ‘notable items‘, which
are components of our income statement that
management would consider as outside the
normal course of business and generally non-
recurring in nature. From 1H24, we now
disclose ‘profit before tax excluding notable
items’ and ‘revenue excluding notable items’.
We have introduced these new measures due
to the significant impact of notable items on
the Group’s results. We consider profit before
tax excluding notable items and revenue
excluding notable items as useful information
in understanding period-on-period performance.
From 1H24, we also adjust our constant
currency revenue and profit before tax
excluding notable items for the distorting
income statement results when calculating
the impact of strategic transactions.
Certain notable items are classified as
‘material notable items’, which are a subset
of notable items. Categorisation as a material
notable item is dependent on the nature of
each item in conjunction with the financial
impact on the Group’s income statement.
The tables on pages 40 to 43 and pages 52 to
55 detail the effects of notable items on each
of our global business segments and legal
entities during 1H24 and 1H23.
Management view of revenue on a
constant currency basis
Our global business segment commentary
includes tables that provide breakdowns of
revenue on a constant currency basis by
major product. These reflect the basis on
which revenue performance of the
businesses is assessed and managed.
Global Trade Solutions
During 2Q24, we renamed our Global Trade
and Receivables Finance business as Global
Trade Solutions (‘GTS’), to better reflect our
broad suite of products and the focus we
place on serving our clients globally.

Reported results
1H24 compared with 1H23 – reported performance

	Half-year to		Variance
Reported results			1H24 vs 1H23
	30 Jun 2024	30 Jun 2023			of which strategic transactions[1]
	$m	$m	$m	%	$m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	37,292	36,876	416	1	(92)
ECL	(1,066)	(1,345)	279	21	27
Net operating income	36,226	35,531	695	2	(65)
Total operating expenses	(16,296)	(15,457)	(839)	(5)	388
Operating profit/(loss)	19,930	20,074	(144)	(1)	323
Share of profit in associates and joint ventures	1,626	1,583	43	3	—
Profit before tax	21,556	21,657	(101)	—	323
Tax income/(expense)	(3,891)	(3,586)	(305)	(9)
Profit/(loss) after tax	17,665	18,071	(406)	(2)

Revenue excluding notable items	33,721	33,540	181	1
Profit before tax excluding notable items	18,067	18,392	(325)	(2)
1For details, see ‘Impact of strategic transactions‘ on page 42.

	Half-year to
	30 Jun 2024	30 Jun 2023
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	3,571	3,321
Fair value movements on financial instruments[1]	—	15
Currency translation on revenue notable items	—	91
Operating expenses
Disposals, acquisitions and related costs	(101)	(118)
Restructuring and other related costs	19	47
Currency translation on operating expenses notable items	—	1
1Fair value movements on non-qualifying hedges in HSBC Holdings.
Overview I Financial Overview

14	HSBC Holdings plc Interim Report 2024 on Form 6-K
Reported results continued
Reported profit
Reported profit before tax of $21.6bn
was stable compared with 1H23. The 1H24
period included a $4.8bn gain following the
completion of the disposal of our banking
business in Canada, inclusive of fair value
gains on related hedging and recycling of
related reserves, partly offset by a $1.2bn
impairment recognised following the
classification of our business in Argentina
as held for sale. It also included the non-
recurrence of a $2.1bn reversal in 1H23 of an
impairment relating to the sale of our retail
banking operations in France, which was
subsequently reinstated in 4Q23 prior to
completion, and a $1.5bn gain recognised
on the acquisition of SVB UK.
Reported profit after tax of $17.7bn was
$0.4bn or 2% lower compared with 1H23.
Reported revenue
Reported revenue of $37.3bn was $0.4bn or
1% higher. The increase included a $4.8bn
gain in 1H24 on the disposal of our banking
business in Canada, inclusive of fair value
gains on related hedging and recycling of
related reserves, which was broadly offset by
the period-on-period impacts of a $1.2bn
impairment recognised in 1H24 following the
classification of our business in Argentina as
held for sale, the non-recurrence of a $2.1bn
reversal in 1H23 of an impairment relating to
the sale of our retail banking operations in
France, and a $1.5bn gain recognised in 1H23
on the acquisition of SVB UK, as described
above.
The increase also reflected revenue growth in
Equities and Securities Financing in GBM as
market sentiment improved, as well as higher
wealth revenue in WPB, with growth in all
products.
Revenue also increased in Markets Treasury,
driven by higher NII due to reinvestments in
our portfolio at higher yields, partly offset by a
fall in trading income due to lower interest
rate volatility in Asia compared with 1H23.
Markets Treasury revenue is allocated to our
global businesses.
These factors were partly offset by a
reduction in Global Foreign Exchange revenue
in GBM due to lower customer activity
compared with a strong 1H23. Credit and
Lending revenue decreased in CMB, primarily
driven by margin compression, and in GBM,
reflecting an enhanced focus on returns and
weaker client demand.
In Corporate Centre, there were also adverse
fair value movements on financial
instruments in Central Treasury and structural
hedges, a loss related to the recycling of
reserves following the completion of the sale
of our business in Russia and an impairment
following the classification of our operations
in Armenia as held for sale.
Reported ECL
Reported ECL of $1.1bn were $0.3bn or 21%
lower. ECL benefited from a release of stage
3 allowances in GBM in HSBC Bank plc
related to a single client, while lower charges
in CMB were primarily in HSBC UK due to
allowance releases, and also reflected lower
charges in relation to the commercial real
estate sector in mainland China compared
with 1H23. ECL charges in WPB were
broadly stable as a release of allowances in
HSBC UK was offset by higher charges in
Mexico, reflecting unemployment trends and
growth in our unsecured portfolio.
Reported operating expenses
Reported operating expenses of $16.3bn
were $0.8bn or 5% higher, mainly due to
higher technology costs of $0.3bn, including
investment, the impacts of inflation, and an
increase in our performance-related pay
accrual of $0.3bn, which reflects a change
in the phasing of the performance-related
pay pool relative to 1H23. Our operating
expenses also rose due to the incremental
costs from HSBC Innovation Banking (‘IVB’)
of $0.1bn, the non-recurrence of a $0.2bn
impact from the reversal of historical asset
impairments in 1H23, and higher bank levies
in 1H24.
These factors were partly offset by the
impact of disposals in Canada and France,
continued cost discipline, and favourable
foreign currency translation differences
between the periods of $0.2bn.
Reported share of profit from associates
and JVs
Reported share of profit from associates and
joint ventures of $1.6bn was $43m or 3%
higher. This included an increase in the share
of profit from Saudi Awwal Bank (‘SAB’).
Tax expense
Tax in 1H24 was a charge of $3.9bn,
representing an effective tax rate of 18.1%.
The effective tax rate for 1H24 was reduced
by the non-taxable gain on the sale of our
banking business in Canada and increased by
the non-deductible loss recorded on the
planned sale of our business in Argentina.
Excluding these items, the effective rate for
1H24 was 21.4%. Tax in 1H23 was a charge
of $3.6bn, representing an effective tax rate
of 16.6%. The effective tax rate for 1H23 was
reduced by 1.9 percentage points by the non-
taxable gain recognised on the acquisition of
SVB UK and by 2.0 percentage points by the
release of provisions for uncertain tax
positions.
Reported profit after tax in 1H24
$17.7bn
(1H23: $18.1bn)
Reported net interest income in 1H24
$16.9bn
down 7% compared with 1H23.

HSBC Holdings plc Interim Report 2024 on Form 6-K	15
Reported performance – 2Q24 vs 2Q23

	Quarter ended			Variance
Reported results				2Q24 vs 2Q23
	30 Jun 2024	30 Jun 2023	31 Mar 2024			of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	16,540	16,705	20,752	(165)	(1)	(362)
ECL	(346)	(913)	(720)	567	62	7
Net operating income	16,194	15,792	20,032	402	3	(355)
Total operating expenses	(8,145)	(7,871)	(8,151)	(274)	(3)	335
Operating profit/(loss)	8,049	7,921	11,881	128	2	(20)
Share of profit in associates and joint ventures	857	850	769	7	1	—
Profit before tax	8,906	8,771	12,650	135	2	(20)
Tax income/(expense)	(2,078)	(1,726)	(1,813)	(352)	(20)
Profit/(loss) after tax	6,828	7,045	10,837	(217)	(3)
1  For details, see ‘Impact of strategic transactions‘ on page 42.

	Quarter ended
	30 Jun 2024	30 Jun 2023	31 Mar 2024
Notable items	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	(161)	(241)	3,732
Currency translation on revenue notable items	—	1	—
Operating expenses
Disposals, acquisitions and related costs	(38)	(57)	(63)
Restructuring and other related costs	6	47	13
Currency translation on operating expenses notable items	—	—	—
Reported profit
Reported profit before tax of $8.9bn was
$0.1bn, or 2%, higher than in 2Q23,
reflecting lower ECL charges, which more
than offset a reduction in revenue and
growth in operating expenses.
Reported profit after tax of $6.8bn was
$0.2bn, or 3%, lower compared with 2Q23.
Reported revenue
Reported revenue fell by $0.2bn or 1% to
$16.5bn and included an adverse impact of
foreign currency translation differences of
$0.4bn. In addition, the reduction reflected
lower revenue following the 1Q24
completion of the disposals of our retail
banking business in France and the sale of
our banking business in Canada, as well as a
loss related to the recycling of reserves
following the completion of the sale of our
business in Russia.
The reduction in revenue was partly offset by
growth in Markets and Securities Services in
GBM, notably from Securities Financing and
Equities, and from Wealth in WPB. In
addition, there was an increase in revenue
due to the non-recurrence of 2Q23 fair value
losses on the hedging of the proceeds from
the sale of our banking business in Canada.
There was also revenue growth in Markets
Treasury, mainly from higher NII due to
reinvestments in our portfolio at higher
yields. This revenue is allocated to our global
businesses.
Reported ECL
Reported ECL in 2Q24 of $0.3bn decreased
by $0.6bn reflecting lower charges in 2Q24
in the commercial real estate sector in
mainland China, compared with 2Q23, as
well as a reduction in ECL charges in HSBC
UK, notably due to a net release of
allowances in WPB and lower charges in
CMB. In addition, the decrease in ECL
charges reflected the release of stage 3
allowances related to a single GBM exposure
in HSBC Bank plc.
Reported operating expenses
Reported operating expenses of $8.1bn were
$0.3bn or 3% higher, driven by growth in
technology, including investment, inflationary
impacts and a higher performance-related
pay accrual. It also included the non-
recurrence of a $0.2bn impact from the
reversal of historical asset impairments in
2Q23. These increases were partly offset by
continued cost discipline, reductions
following the completion of disposals in
Canada and France and a favourable impact
of foreign currency translation differences of
$0.2bn.
Reported profit after tax in 2Q24
$6.8bn
(2Q23: $7.0bn)
Overview I Financial Overview

16	HSBC Holdings plc Interim Report 2024 on Form 6-K
Constant currency results
1H24 compared with 1H23 – constant currency basis

Results – on a constant currency basis	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[1] $m
Revenue	37,292	36,502	790	2	(172)
ECL	(1,066)	(1,317)	251	19	30
Total operating expenses	(16,296)	(15,244)	(1,052)	(7)	384
Operating profit	19,930	19,941	(11)	—	242
Share of profit in associates and joint ventures	1,626	1,531	95	6	—
Profit before tax	21,556	21,472	84	—	242
1  For details, see ‘Impact of strategic transactions‘ on page 42.
Profit before tax of $21.6bn was stable on a
constant currency basis as revenue growth and
lower ECL charges broadly offset growth in
operating expenses. Constant currency profit
before tax excluding notable items of $18.1bn
was also stable compared with 1H23.
Revenue increased by $0.8bn or 2% on a
constant currency basis and included a
$4.8bn gain on the disposal of our banking
business in Canada, inclusive of fair value
gains on the hedging of the sales proceeds
and recycling of related reserves. This gain
was broadly offset by the period-on-period
impacts of a $1.2bn impairment recognised in
1H24 following the classification of our
business in Argentina as held for sale, the
non-recurrence of a $2.1bn reversal in 1H23
of an impairment relating the sale of our retail
banking operations in France and a $1.6bn
gain recognised on the acquisition of SVB UK.
The remaining increase in revenue was due
to higher customer activity in our Wealth
products in WPB, and in Equities and
Securities Financing in GBM, partly offset by
a reduction in revenue in Global Foreign
Exchange in GBM. Constant currency
revenue excluding notable items was
$33.7bn, an increase of 2% compared with
1H23.
ECL were $0.3bn lower on a constant
currency basis. ECL benefited from a release
of stage 3 allowances in GBM in HSBC Bank
plc related to a single client, while lower
charges in CMB were primarily in HSBC UK
due to allowance releases, as well as lower
charges in relation to the commercial real
estate sector in mainland China compared
with 1H23. ECL charges in WPB were
broadly stable as a release of allowances
in HSBC UK was offset by higher charges in
Mexico, reflecting unemployment trends and
growth in our unsecured portfolio.
Operating expenses were $1.1bn higher on a
constant currency basis, mainly driven by
higher technology spend and investment, the
impacts of inflation and a higher performance-
related pay accrual. The increase also
included a rise of $0.1bn due to additional
costs of IVB, the non-recurrence of a $0.2bn
impact from the reversal of historical asset
impairments in 1H23, and higher bank levies
in 1H24. These factors were partly offset by
the impact of our continued cost discipline
and reductions following the completion of
disposals in Canada and France.

Balance sheet and capital
Balance sheet strength
Total assets of $3.0tn were $64bn lower
than at 31 December 2023 on a reported
basis, and included the adverse impact of
foreign currency translation differences of
$41bn. On a constant currency basis, total
assets decreased by $23bn, reflecting lower
assets held for sale following the completion
of the sales of our retail banking operations
in France and our banking business in
Canada in 1H24. This was partly offset by
higher trading asset balances and an increase
in financial investments.
Reported loans and advances to customers
of $0.9tn remained stable compared with
31 December 2023, and grew by $12bn on a
constant currency basis. This included an
increase in CMB, notably in HSBC Bank plc,
mainland China and India. In addition,
mortgage balances increased in HSBC UK in
WPB.
Reported customer accounts of $1.6tn
decreased by $18bn. On a constant currency
basis, customer accounts increased by $3bn,
notably in GBM, reflecting growth in time
deposit balances in Asia. The increase in
GBM also included a large short-term deposit
from a single corporate customer.
Loans and advances to customers as a
percentage of customer accounts were 59%,
compared with 58% at 31 December 2023.
Distributable reserves
The distributable reserves of HSBC Holdings
at 30 June 2024 were $13.7bn, compared
with $30.9bn at 31 December 2023. The
decrease was primarily driven by dividends
on ordinary shares and additional tier 1
coupon distributions of $12.2bn and share
buy-back payments of $5bn. The profits
generated in HSBC Holdings of $9.7bn in
1H24 will be reflected in the distributable
reserves as at 31 December 2024.
Capital position
We actively manage the Group’s capital
position to support our business strategy and
meet our regulatory requirements at all
times, including under stress, while
optimising our capital efficiency. To do this,
we monitor our capital position using a
number of measures. These include our
capital ratios and the impact on our capital
ratios as a result of stress.
Our CET1 ratio at 30 June 2024 was 15.0%,
up from 14.8% at 31 December 2023, driven
by a reduction in RWAs, partly offset by a
reduction in our CET1 Capital.
Liquidity position
We actively manage the Group’s liquidity and
funding to support our business strategy and
meet regulatory requirements at all times,
including under stress. To do this, we monitor
our position using a wide set of measures,
including the liquidity coverage ratio (‘LCR’)
and the net stable funding ratio (‘NSFR’).
During 1H24, we enhanced our liquidity
consolidation process and revised the
associated provisions originally recognised to
address historical limitations. As Group LCR is
reported as a 12-month average, the benefit of
these changes will be recognised
incrementally over the coming year starting
from 30 June 2024. The average high-quality
liquid assets (‘HQLA’) we held was $646.1bn.
This excludes HQLA in legal entities which are
not transferable due to local restrictions. For
further details, see page 103.
Common equity tier 1 ratio
(%)
15.0%
(31 December 2023: 14.8%)

HSBC Holdings plc Interim Report 2024 on Form 6-K	17
Wealth and Personal Banking
We serve around 40 million customers globally, including
over 7 million who are international, from retail customers
to ultra high net worth individuals and their families.

Contribution to Group profit before tax
$6.5bn
38%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
To meet our customers’ needs, we offer
a full suite of products and services
across transactional banking, lending
and wealth.
WPB continued to invest in our key strategic

Results – on a constant currency basis	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[2] $m
Net operating income	14,312	16,095	(1,783)	(11)	(2,389)
ECL	(476)	(484)	8	2	5
Operating expenses	(7,406)	(7,020)	(386)	(5)	363
Share of profit in associates and JVs	28	35	(7)	(20)	—
Profit before tax	6,458	8,626	(2,168)	(25)	(2,021)
RoTE (annualised)[1] (%)	30.6	43.1
1    RoTE (annualised) in 1H23 included a 10.5 percentage point favourable impact of the reversal of the impairment losses relating to the planned sale of our retail banking operations in France.
2    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

priorities of expanding our Wealth franchise in
Asia, developing our transactional banking
and lending capabilities, and addressing our
customers’ international needs.
Performance in 1H24 reflected strong growth
in Wealth, with double digit growth in Private
Banking non-interest income and Retail
investment distribution as well as growth in
asset management and life insurance. We
also saw moderate balance sheet growth,
growth in our invested assets and wealth
deposits. The results included a broadly
stable ECL charge and growth in operating
expenses.
      International customers are those who bank in more than one market, those whose address is different from the market we bank them in and customers whose nationality, or country of birth for non-resident
Indians and overseas Chinese, is different to the market we bank them in. Customers may be counted more than once when banked in multiple countries.
Divisional highlights
14%
Growth in wealth non-interest income
compared with 1H23.
Constant currency profit before tax
($bn)
$6.5bn
Half-year to

30 Jun 2024
30 Jun 2023
16%
Growth in the contractual service margin in
insurance since 1H23, up to $12.2bn.
Constant currency net operating income
($bn)
$14.3bn
Half-year to

30 Jun 2024
30 Jun 2023
Overview

18	HSBC Holdings plc Interim Report 2024 on Form 6-K

Management view of revenue	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[3] $m
Wealth	4,336	3,888	448	12	(81)
– investment distribution	1,436	1,273	163	13	(63)
– Global Private Banking	1,327	1,147	180	16	—
net interest income	598	585	13	2	—
non-interest income	729	562	167	30	—
– life insurance	912	851	61	7	—
– asset management	661	617	44	7	(18)
Personal Banking	9,689	10,160	(471)	(5)	(257)
– net interest income	9,002	9,508	(506)	(5)	(216)
– non-interest income	687	652	35	5	(41)
Other[1]	287	2,047	(1,760)	(86)	(2,051)
– of which: reversal of impairment loss relating to the planned sale of our retail banking operations in France	54	2,058	(2,004)	>(100)	(2,004)
Net operating income[2]	14,312	16,095	(1,783)	(11)	(2,389)
1‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions’ on page 42.

	Half-year to
	30 Jun 2024	30 Jun 2023
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	55	2,034
Currency translation on revenue notable items	—	24
Operating expenses
Disposals, acquisitions and related costs	—	(23)
Restructuring and other related costs	4	—
Currency translation on operating expenses notable items	—	(1)
Financial performance
Profit before tax of $6.5bn was $2.2bn lower
than in 1H23 on a constant currency basis.
The reduction was driven by the non-
recurrence of a $2.1bn reversal in 1H23 of an
impairment relating to the sale of our retail
banking operations in France, although it was
subsequently reinstated in 4Q23 and the sale
completed on 1 January 2024. In addition,
the decrease included the non-recurrence of
$0.1bn of profit before tax in 1H23 from our
banking business in Canada, which we sold in
1Q24. NII was stable compared with 1H23
and fee income increased 10%. The results
included a broadly stable ECL charge and a
5% growth in operating expense on a
constant currency basis.
Revenue of $14.3bn was $1.8bn or 11%
lower on a constant currency basis. This
included the impact of a reversal of an
impairment relating to the planned sale of our
retail banking operations in France included
within ‘Other’. Wealth revenue increased
$0.4bn or 12% as we continue to accelerate
our wealth expansion. This included double
digit growth in investment distribution and in
Global Private Banking, as well as revenue
growth in asset management and life
insurance. This was partly offset by a
reduction in Personal Banking NII of $0.5bn,
mainly due to the impact of the disposals in
France and Canada mentioned above and
margin compression, partly offset by balance
sheet growth.
In Wealth, revenue of $4.3bn was $0.4bn or
12% higher.
–Global Private Banking revenue was $0.2bn
or 16% higher due to a strong performance
in brokerage and trading in our entities in
Asia.
–Investment distribution revenue was
$0.2bn or 13% higher, driven by mutual
funds, structured products and bonds due
to the combination of the execution of our
strategy and improved market sentiment,
notably in our entities in Asia.
–Life insurance revenue was $0.1bn or 7%
higher. The growth reflected an increase in
contractual service margin (‘CSM’) release
of $0.1bn, largely due to growth in the CSM
balances. New business CSM of $1.3bn
was 77% higher, mainly in Hong Kong.
–Asset management revenue was $44m or
7% higher, driven by a 12% increase in
assets under management and positive
market movements. This was partly offset
by a reduction in revenue due to the sale
of our banking business in Canada.
In Personal Banking, revenue of $9.7bn was
down $0.5bn or 5%.
–Net interest income was $0.5bn or 5%
lower due to the impact of the sales in
France and Canada and narrower margins.
Compared with 1H23, lending balances fell
due to the sale of our retail banking
operations in France partly offset by
–growth in HSBC UK, and in our entities in
Hong Kong, the US and Mexico. Mortgage
lending rose in HSBC UK and in our entities
in Hong Kong and the US. Compared with
1H23, unsecured lending increased, notably
in HSBC UK, in our entities in Asia and in
Mexico, partly offset by a reduction due to
the sale of our retail banking operations in
France. Deposit balances fell by $9.2bn,
mainly due to the sale of our retail banking
operations in France, and declines in HSBC
UK balances due to competition on savings
products and cost of living pressures. These
were partly offset by growth in our main
legal entities in mainland China, Australia,
Taiwan and the Channel Islands.
ECL of $0.5bn were broadly stable compared
with 1H23 on a constant currency basis. The
1H24 ECL benefited from allowance releases
in HSBC UK, as portfolio performance
remained resilient, offset by higher charges in
Mexico driven by unemployment trends and
portfolio volume increases.
Operating expenses of $7.4bn were 5%
higher on a constant currency basis,
reflecting continued investment in Wealth in
Asia, higher technology spend and
investment, a higher performance-related pay
accrual, and from the impact of inflation.
These were partly offset by continued cost
discipline and the impact of the disposals in
France and Canada.

HSBC Holdings plc Interim Report 2024 on Form 6-K	19
Commercial Banking
We operate in 50 markets, serving around 1.21 million
customers, ranging from small enterprises to large companies operating globally, including those in the new innovation economy.

Contribution to Group profit before tax
$6.5bn
39%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
We partner with businesses around the
world, supporting every stage of their
growth, their international ambitions
and their sustainability transitions.
We deliver value to our clients through
our international network, financing
strength, digital capabilities and our
universal banking capabilities, including
our industry leading global trade and
payments solutions.
We have continued to strengthen our
transaction banking capabilities, which are at
the heart of our international proposition. We
have been recognised as the World’s Best
Bank for Payments and Treasury (Euromoney

Results – on a constant currency basis	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[2] $m
Net operating income	10,896	12,086	(1,190)	(10)	(1,621)
ECL	(573)	(694)	121	17	30
Operating expenses	(3,861)	(3,458)	(403)	(12)	18
Share of profit in associates and JVs	1	(1)	2	>100	—
Profit before tax	6,463	7,933	(1,470)	(19)	(1,573)
RoTE (annualised)[1] (%)	21.8	28.8
1    RoTE (annualised) in 1H23 included a 6.2 percentage point favourable impact of the gain on the acquisition of SVB UK.
2    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

Awards for Excellence 2024) and our multi-
year investment in our payments capabilities
aims to help clients operate more efficiently,
navigate transformation and improve risk
management.
CMB performance in 1H24 remained solid,
with revenue benefiting from the higher
interest rates environment, growth in
transaction banking and higher collaboration
revenue. The growth was offset by the non-
recurrence of a gain recognised in 1H23 on
the acquisition of SVB UK. The increase in
operating expenses reflected our committed
investment in IVB and technology.
Divisional highlights
7%
Increase in CMB multi-jurisdictional client
revenue compared with 1H23.
Constant currency profit before tax
($bn)
$6.5bn
Half-year to

30 Jun 2024
30 Jun 2023
c.600
HSBC Innovation Banking has onboarded
almost 600 new to bank customers in 1H24.
Constant currency net operating income
($bn)
$10.9bn
Half-year to

30 Jun 2023
30 Jun 2024
1  The number of customers is down from 1.3 million to 1.2 million due to the sale of the Canada banking business.
Overview | Global businesses

20	HSBC Holdings plc Interim Report 2024 on Form 6-K

Management view of revenue	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[4] $m
Global Trade Solutions	970	995	(25)	(3)	(11)
Credit and Lending	2,650	2,694	(44)	(2)	(41)
Global Payments Solutions	6,016	5,857	159	3	(32)
GBM products, Insurance and Investments, and Other[1]	1,260	2,540	(1,280)	(50)	(1,537)
–of which: share of revenue from Markets and Securities Services and Banking products	676	655	21	3
–of which: gain on the acquisition of Silicon Valley Bank UK Limited	—	1,572	(1,572)	100	(1,572)
Net operating income[2]	10,896	12,086	(1,190)	(10)	(1,621)
–of which: transaction banking[3]	7,468	7,342	126	2
1Includes a gain on the acquisition of SVB UK and CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3Transaction banking comprises Global Trade Solutions, Global Payments Solutions and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue from Markets and Securities Services and Banking products’).
4Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

	Half-year to
	30 Jun 2024	30 Jun 2023
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	—	1,507
Currency translation on revenue notable items	—	65
Operating expenses
Disposals, acquisitions and related costs	2	(15)
Restructuring and other related costs	3	29
Currency translation on operating expenses notable items	—	—
Financial performance
Profit before tax of $6.5bn was $1.5bn lower
than in 1H23 on a constant currency basis.
This was primarily due to the non-recurrence
of a $1.6bn gain recognised in 1H23 on the
acquisition of SVB UK, partly offset by
incremental IVB revenue following the
acquisition of SVB UK, and a $0.1bn increase
in net interest income in Global Payments
Solutions (‘GPS‘) and lower ECL charges. The
decrease also reflected growth in operating
expenses.
Revenue of $10.9bn was $1.2bn or 10%
lower on a constant currency basis. This was
primarily due to the non-recurrence of a
$1.6bn gain recognised in 1H23 on the
acquisition of SVB UK.
–In GPS, revenue rose by $0.2bn, with
growth in most of our legal entities, due to
wider margins from interest rate rises and
repricing actions, while average balances
decreased following the sale of our Canada
banking business. There was also a 2%
increase in fee income as business
initiatives drove growth in transaction
banking including higher volumes, domestic
and international payments, mainly in our
legal entities in Europe and Asia, partly
offset by the sale of our Canada banking
business.
–In Global Trade Solutions (‘GTS’), revenue
was down 3%, driven by lower average
balances reflecting the higher rates
environment and the softer trade cycle,
notably in our main legal entity in Asia.
–In Credit and Lending, revenue decreased
by $44m or 2%, due to the sale of our
Canada business, margin compression and
lower balances reflecting softer demand
from customers, notably in Asia.
–In GBM products, Insurance and
Investments, and Other, revenue
decreased by $1.3bn, largely due to the
non-recurrence of a $1.6bn gain recognised
in 1H23 on the acquisition of SVB UK, and
the adverse impacts of hyperinflationary
accounting of $0.2bn. These increases
were partly offset by higher revenues from
GBM collaboration, Markets Treasury
income and interest income on own capital.
ECL of $0.6bn were $0.1bn lower compared
with 1H23 on a constant currency basis. The
1H24 period included updates to credit
assumptions in HSBC UK, and our legal
entities in Asia and the Middle East, partly
offset by new stage 3 charges in our entity in
the Middle East relating to the construction
sector. In addition, there were lower charges
in relation to the commercial real estate
sector in mainland China compared with
1H23.
Operating expenses of $3.9bn were $0.4bn
higher on a constant currency basis, largely
driven by the adverse impact of
hyperinflationary accounting of $0.1bn,
incremental costs in IVB of $0.1bn following
the acquisition of SVB UK, ongoing
investment in technology and inflationary
impacts. These increases were partly
mitigated by the impact of our continued cost
discipline.

HSBC Holdings plc Interim Report 2024 on Form 6-K	21
Global Banking and Markets
We support multinational corporates, financial institutions and institutional clients, as well as public sector and government bodies.

Contribution to Group profit before tax
$3.8bn
23%
Calculation is based on profit before tax of our global
businesses excluding Corporate Centre.
We are a leader in facilitating global
trade and payments, particularly into
and within Asia and the Middle East,
helping to enable our clients in the East
and West to achieve their objectives by
accessing our expertise and
geographical reach. Our product
specialists deliver a comprehensive
range of transaction banking, financing,
capital markets and advisory, and risk
management services.

Results – on a constant currency basis	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[1] $m
Net operating income	8,742	8,321	421	5	(51)
ECL	(11)	(136)	125	92	(5)
Operating expenses	(4,918)	(4,776)	(142)	(3)	24
Share of profit in associates and JVs	—	—	—	—	—
Profit before tax	3,813	3,409	404	12	(32)
RoTE (annualised) (%)	14.0	14.2
1 Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

GBM delivered a strong performance in
1H24, achieving an annualised RoTE of
14.0%. On a constant currency basis, we
grew revenue by 5%, while costs grew by
3%, even as we continued to invest in
technology and people to improve operating
resilience and support future revenue growth.
We remain focused on areas of strategic
priority across Global Banking and Markets.
We also had a reduction in ECL compared
with 1H23.
Divisional highlights
14.0%
Return on average tangible equity
(annualised), down 0.2 percentage points
compared with 1H23.
Constant currency profit before tax
($bn)
$3.8bn
Half-year to

30 Jun 2024
30 Jun 2023
43%
Increase in Securities Financing revenue
compared with 1H23.

Constant currency net operating income
($bn)
$8.7bn
Half-year to

30 Jun 2024
30 Jun 2023
Overview | Global businesses

22	HSBC Holdings plc Interim Report 2024 on Form 6-K

Management view of revenue	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[6] $m
Markets and Securities Services	4,824	4,628	196	4	(16)
– Securities Services	1,136	1,143	(7)	(1)	—
– Global Debt Markets	554	592	(38)	(6)	(2)
– Global Foreign Exchange	1,968	2,166	(198)	(9)	(12)
– Equities	446	235	211	90	—
– Securities Financing	731	512	219	43	(1)
– Credit and funding valuation adjustments	(11)	(20)	9	45	(1)
Banking	4,300	4,230	70	2	(39)
– Global Trade Solutions	347	334	13	4	(4)
– Global Payments Solutions	2,246	2,173	73	3	(23)
– Credit and Lending	888	981	(93)	(9)	(6)
– Investment Banking[1]	544	561	(17)	(3)	(3)
– Other[2]	275	181	94	52	(3)
GBM Other	(382)	(537)	155	29	4
– Principal Investments	29	13	16	>100	—
– Other[3]	(411)	(550)	139	25	4
Net operating income[4]	8,742	8,321	421	5	(51)
– of which: transaction banking[5]	5,697	5,816	(119)	(2)	(39)
1From 1 January 2024, we renamed ‘Capital Markets and Advisory‘ as ‘Investment Banking‘ to better reflect our purpose and offering.
2  Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3 Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
4 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5  Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), GTS and GPS.
6    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

	Half-year to
	30 Jun 2024	30 Jun 2023
Notable items	$m	$m
Revenue
Disposals, acquisitions and related costs	(14)	—
Currency translation on revenue notable items	—	—
Operating expenses
Disposals, acquisitions and related costs	—	3
Restructuring and other related costs	3	—
Currency translation on operating expenses notable items	—	—
Financial performance
Profit before tax of $3.8bn was $0.4bn or
12% higher than in 1H23 on a constant
currency basis. This was driven by an
increase in revenue of $0.4bn or 5%, notably
from strong performances in Equities and
Securities Financing. In addition, ECL charges
decreased compared with 1H23, while
operating expenses increased by $0.1bn.
Revenue of $8.7bn was $0.4bn or 5% higher
on a constant currency basis.
In Markets and Securities Services, revenue
increased by $0.2bn or 4%.
–In Securities Services, revenue was stable
as strong underlying business performance
was offset by an outflow of deposit
balances in Argentina.
–In Global Debt Markets, revenue decreased
by $38m or 6% as client demand for
structured financing offset an uncertain
trading environment in rates.
–In Global Foreign Exchange, revenue fell by
$0.2bn or 9% compared with a strong
performance in 1H23, driven by low
volatility and margin compression.
–In Equities, revenue rose by $0.2bn or
90%, reflecting improved market sentiment
and strong client demand for wealth
products. In contrast, 1H23 reflected
considerably weaker performance due to
lower volume and volatility.
–In Securities Financing, revenue grew by
$0.2bn or 43%, driven by US Prime client
on-boarding and strong institutional
financing demand.
In Banking, revenue increased by $0.1bn or
2%.
–In GPS, revenue increased by $0.1bn due
to wider spreads and higher fees, reflecting
continued growth in cross-border payments
and pricing actions.
–Investment Banking revenue, which
includes Issuer Services, decreased by
$17m or 3%, from a strong 1H23 and amid
lower Issuer Services balances.
–Credit and Lending revenue decreased by
$0.1bn or 9%, due to continued muted
client demand.
In GBM, Other revenue increased by $0.2bn,
reflecting higher Markets Treasury revenue,
which is allocated to the global businesses.
ECL were $11m, compared with charges of
$0.1bn in 1H23 on a constant currency basis.
The 1H24 period included a release related to
a single client.
Operating expenses of $4.9bn increased by
$0.1bn or 3% on a constant currency basis,
due to the impact of higher inflation and a
higher performance-related pay accrual
relative to 1H23, partly offset by continued
focus on cost management.

HSBC Holdings plc Interim Report 2024 on Form 6-K	23
Corporate Centre
The results of Corporate Centre primarily comprise the financial impact of certain acquisitions and disposals and the share of profit from our interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Corporate Centre performance in 1H24
primarily reflected the financial impact of
certain acquisitions and disposals, including
the gain on sale of our banking business in
Canada and an impairment relating to the
planned disposal of our business in Argentina.
Financial performance
Profit before tax of $4.8bn increased by
$3.3bn compared with 1H23, on a constant
currency basis.
Revenue of $3.3bn was $3.3bn higher on a
constant currency basis, primarily due to the
impact of notable items. In 1H24, these
included a $4.8bn gain on the sale of our
banking business in Canada, inclusive of fair
value gains on related hedging and recycling
of related reserves. These also included an
impairment of $1.2bn recognised upon the
classification of our business in Argentina as
held for sale, and a loss of $0.1bn related to
the recycling of reserves following the
completion of the sale of our business in
Russia. In 1H23, notable items included a
favourable $0.1bn impact following the
reversal of an impairment related to the sale
of our France retail banking operations. The
increase in revenue was partly offset by
adverse fair value movements on financial
instruments in Central Treasury and structural
hedges, and an impairment following the
classification of our operations in Armenia as
held for sale.
Operating expenses increased by $0.1bn on a
constant currency basis, including a charge in
the US related to the incremental costs of the
FDIC special assessment, as well as an
increase in costs associated with disposals.
Share of profit from associates and joint
ventures of $1.6bn rose by $0.1bn or 7% on
a constant currency basis, which included an
increase in share of profit from SAB.

Results – on a constant currency basis	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[1] $m
Net operating income	3,342	—	3,342	—	3,889
ECL	(6)	(3)	(3)	(100)	—
Operating expenses	(111)	10	(121)	>(100)	(21)
Share of profit in associates and JVs	1,597	1,497	100	7	—
Profit before tax	4,822	1,504	3,318	>100	3,868
RoTE (annualised) (%)	20.7	8.0
1 Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

Management view of revenue	Half-year to		1H24 vs 1H23
	30 Jun 2024 $m	30 Jun 2023 $m	$m	%	of which strategic transactions[6] $m
Central Treasury[1]	(26)	81	(107)	>(100)	—
Legacy portfolios	14	(11)	25	>100	—
Other[2,3]	3,354	(70)	3,424	>100	3,889
–of which: gain on the sale of our banking business in Canada and associated hedges[4]	4,795	(288)	5,083	>(100)	5,083
–of which: impairment loss relating to the planned sale of our business in Argentina	(1,191)	—	(1,191)	100	(1,191)
Net operating income[5]	3,342	—	3,342	n/a	3,889
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2    Other comprises gains and losses on certain planned business disposals, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to global businesses.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1H24 was $886m (1H23: $362m).
4    Includes fair value gains/(losses) on the foreign exchange hedging of the proceeds of the sale and the recycling of related reserves.
5    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
6    Impact of strategic transactions classified as material notable items. For details, see ‘Impact of strategic transactions‘ on page 42.

Notable items	Half-year to
	30 Jun 2024 $m	30 Jun 2023 $m
Revenue
Disposals, acquisitions and related costs	3,530	(220)
Fair value movements on financial instruments	—	15
Currency translation on revenue notable items	—	2
Operating expenses
Disposals, acquisitions and related costs	(103)	(83)
Restructuring and other related costs	9	18
Currency translation on operating expenses notable items	—	2
Overview | Global businesses

24	HSBC Holdings plc Interim Report 2024 on Form 6-K
Risk overview
Active risk management helps us to achieve our strategy, serve our customers and communities and grow our business safely.

Managing risk

Key risk appetite metrics
Component	Measure	Risk appetite	1H24
Capital	CET1 ratio – end point basis	≥13.0%	15.0%
Change in expected credit losses and other credit impairment charges	Change in expected credit losses and other credit impairment charges as a % of advances: Retail (WPB)	≤0.50%	0.22%
	Change in expected credit losses and other credit impairment charges as a % of advances: Wholesale (GBM, CMB)	≤0.45%	0.38%
HSBC’s operations are subject to changes in
economic and financial conditions as well as
geopolitical developments that could have a
material impact on the Group’s operations
and financial risks. We continuously review
these factors in all of our key markets and
conduct regular reviews of economic risks
and expectations.
The global economy grew more quickly than
expected in the first half of 2024, with the
US, China and Europe growing faster than
forecast in the first quarter. Activity indicators
in the second quarter of 2024 also signalled
continued growth. This broad resilience in
economic activity means that a slowdown in
inflation has been uneven. While headline
inflation has trended down, services prices
have proved more persistent. As a
consequence, market expectations for central
bank interest rate cuts have been volatile,
although the European Central Bank (‘ECB’)
cut interest rates in June and the US Federal
Reserve and Bank of England are expected to
follow in the second half of 2024.
Geopolitical tensions could impact the
Group’s operations and its risk profile and are
a source of significant uncertainty, including
the ongoing Russia-Ukraine and Israel-Hamas
wars, as well as the potential for further
escalation within the Middle East region. The
attacks on commercial shipping in the Red
Sea continued to contribute to higher
shipping costs. It was recently reported that
these attacks have caused Egypt’s Suez
Canal a significant loss in revenue due to a
lower number of vessels using the route.
Sanctions and trade restrictions require close
monitoring owing to increased complexity
and the frequency of changes associated
with them. The US, the UK and the EU, as
well as other countries, have imposed
significant sanctions and trade restrictions
against Russia, with new sanctions added
during 2024. The US and UK also announced
additional sanctions against Iran in the first
half of 2024 in response to attacks against
Israel, and further sanctions could be
imposed in response to additional escalation.
As noted in the Annual Report and Accounts
2023, the new secondary sanctions regime
introduced by the US in December 2023 gives
the US broad discretion to impose severe
sanctions on non-US banks that are knowingly,
or even unknowingly, engaged in certain
transactions or services involving Russia’s
military-industrial base. The US expanded the
scope of these secondary sanctions in June
2024. The broad scope of the discretionary
powers embedded in the regime creates
challenges associated with the detection or
prevention of third-party activities beyond our
control. Additionally, the imposition of such
sanctions under the new regime against any
non-US HSBC entity could result in significant
adverse commercial, operational and
reputational consequences for HSBC.
Strategic competition has the potential to
impact the Group’s operations and financial
risks. The relationships between China and
several other countries, including the US and
the UK, remain complex. The US, the UK, the
EU and other countries have imposed various
sanctions and trade restrictions on Chinese
individuals and companies in response to
earlier measures, China has imposed its own
sanctions, trade restrictions and law
enforcement measures on persons and
entities in other countries.
Supply chains remain vulnerable to a
deterioration in these bilateral relationships
and this has resulted in efforts to de-risk
certain sectors, with the reshoring of
manufacturing activities, but the approach
of countries to strategic competition and
engagement with China continues to
develop. Further sanctions or counter-
sanctions may adversely affect the Group,
its customers and various markets.
Fiscal policy, deficits and public indebtedness
also influence our risk profile. Public spending
as a proportion of GDP is likely to remain high
for most of our key economies with elevated
spending focused on social welfare, defence
and climate transition initiatives. Against a
backdrop of slower economic growth and
expectations for a high interest rate
environment continuing for longer than
previously anticipated, elevated borrowing
costs could increase and adversely impact
the fiscal responses of highly-indebted
sovereigns.
Political changes may also have implications
for policy and could consequently affect our
business and its risks. 2024 is scheduled to
be the biggest election year in history with
more than half the world’s population having
the opportunity to go to the polls, including
eight of the ten most populous countries in
the world. This may continue to result in
uncertainty in some markets in response to
shifting domestic and foreign policy priorities.
The recently concluded UK election has seen
a change in government, whilst the French
elections led to a hung parliament, with a
new government to be formed in the second
half of 2024. Any changes in government
policies could impact the Group’s business
and risks. We continue to closely monitor
these developments.
The real estate sector faces challenges in
many of our major markets with weakness
observed in both residential and commercial
real estate investment prices and sentiment.
The Hong Kong commercial real estate market
has softened due to high vacancy rates and
the prolonged higher interest rate
environment, leading to a halt in commercial
land sales. While mainland China GDP is
tracking close to official targets, its commercial
real estate sector remained subdued, without
signs of a sustained recovery. We continue to
closely monitor, and seek to proactively
manage, the potential implications of the real
estate downturn for our customers and
commercial real estate portfolios.
All the above risks could have an impact on
our retail customers and we continue to
closely monitor the impact of inflation and the
increased cost of living to offer the right
support to our customers in line with
regulatory, government and wider
stakeholder expectations.

HSBC Holdings plc Interim Report 2024 on Form 6-K	25
Managing risk continued
We engage closely with regulators to help
ensure that we continue to meet their
expectations regarding financial institutions’
activities to support economies during times
of market volatility.
Our approach to macroeconomic scenarios in
relation to IFRS 9 ‘Financial Instruments’
remained unchanged in the first half of 2024
compared with the corresponding period in
2023. Adjustments to the design and
narrative of the most severe downside
scenario have been made to reflect increased
geopolitical risks.
In addition, management adjustments to
expected credit losses and other impairment
charges (‘ECL’) were applied to reflect
ongoing uncertainty in certain sectors, driven
by inflation, interest rate sensitivity and other
macroeconomic risks, which were not fully
captured by our models.
We continue to monitor, and seek to manage,
the potential implications of all the above
developments on our customers and our
business. While the financial performance of
our operations varies by geography, our
balance sheet and liquidity remained strong.
  For further details of our Central and other
scenarios, see ‘Measurement uncertainty and
sensitivity analysis of ECL estimates’ on page 69.
Our risk appetite
Our risk appetite defines our desired forward-
looking risk profile and informs the strategic
and financial planning process. It provides an
objective baseline to guide strategic decision
making, helping to ensure that planned
business activities provide an appropriate
balance of return for the risk assumed, while
remaining within acceptable risk levels. Risk
appetite supports senior management in
allocating capital, funding and liquidity
optimally to finance growth, while monitoring
exposure to non-financial risks.
At 30 June 2024, our CET1 ratio and ECL
charges were within their defined risk
appetite thresholds. Our CET1 capital ratio at
30 June 2024 was 15.0%, up 0.2 percentage
points from 31 December 2023, reflecting a
capital increase from strategic transactions,
including the gain on disposal of our Canada
banking business adjusted for the $0.21 per
share special dividend, offset by an increase
in RWAs mainly from asset size movements
and model updates, excluding the reduction
from our disposals in France and Canada. For
further details of the key drivers of the overall
CET1 ratio, see ‘Own funds disclosure’ on
page 100. Wholesale ECL charges during the
year reflect the default of several mainland
China and Hong Kong commercial real estate
developer clients. Wholesale and Retail ECL
charges were within appetite due to relatively
low overall defaults.
Stress tests
We regularly conduct stress tests to assess
the resilience of our balance sheet and our
capital adequacy, as well as to provide
actionable insights into how key elements of
our portfolios may behave during a crisis. We
use the outcomes to calibrate our risk
appetite and to inform our strategic and
financial plans, helping to improve the quality
of management’s decision making. The
results from the stress tests also drive
recovery and resolution planning to help
enhance the Group’s financial stability under
various macroeconomic scenarios. The
selection of stress scenarios is based upon
the identification and assessment of our top
risks, emerging risks and our risk appetite.
The Prudential Regulation Authority (‘PRA’)
cancelled the 2024 Annual Cyclical Stress
testing exercise and instead commenced a
Desk Based Stress Test exercise, which will
use PRA models and in-house expertise to
test the resilience of the UK banking system
against more than one adverse
macroeconomic scenario. HSBC has provided
2023 year-end data to support this. The
results of this exercise across firms will be
published in aggregate only. The PRA intends
to return to a concurrent exercise in 2025,
involving the submission of stressed
projections and will provide further details
later this year.
During the first half of 2024, the Group-wide
internal stress test commenced and will be
used to gauge the Group’s capital adequacy
alongside testing of the Group’s strategy. The
concluding results of the Group-wide internal
stress test will provide updates to the Group
Risk Committee in support of its assessment
of the adequacy of HSBC Holdings’ capital
levels. Additionally, the underlying
conclusions drawn from this exercise will also
be included in the Group internal capital
adequacy assessment process (‘ICAAP‘).
Climate risk
Climate risk relates to the financial and non-
financial impacts that may arise as a
consequence of climate change and the
move to a net zero economy. Climate risk can
impact us either directly or through our
relationships with clients. These include the
potential risks arising as a result of our net
zero ambition, which could lead to
reputational concerns, and potential legal and/
or regulatory action if we are perceived to
have misled stakeholders on our business
activities or if we fail to achieve our stated
net zero targets.
We seek to manage climate risk across all our
businesses in line with our Group-wide risk
management framework and are
incorporating climate considerations within
our traditional risk types.
For further details of our approach to climate risk
management, see ‘Climate risk‘ on page 221 of
our Annual Report and Accounts 2023.
For further details of our TCFD disclosures, see
the ‘ESG review‘ on pages 69 to 74 of our
Annual Report and Accounts 2023.
Climate stress tests
To support the requirements for assessing
the impacts of climate change, we continue
to develop a set of capabilities to execute
climate stress testing and scenario analysis.
These are used to help improve our
understanding of climate risks and
opportunities in our portfolio for managing
risk and business decision making.
We intend to run further internal climate
scenario analyses, including short-term
scenarios in the second half of 2024. The
outcomes will be used to identify challenges
and opportunities with regards to our net zero
strategy, inform capital planning and risk
appetite, as well as to respond to climate
stress tests for regulators, including the Hong
Kong Monetary Authority.
For further details of our approach to climate risk
stress testing, see ‘Insights from scenario
analysis’ on page 225 of our Annual Report and
Accounts 2023.
Our operations
We remain committed to investing in the
reliability and resilience of our IT systems and
critical services, including those provided by
third parties, which support all parts of our
business. We do so to help protect our
customers, affiliates and counterparties, and
to help ensure that we minimise any
disruption to services. In our approach to
defending against these threats, we invest in
business and technical controls to help us
prevent, detect, manage and recover from
issues in a timely manner within our risk
appetite.
We are working to ensure that we balance
the opportunity AI presents to accelerate
delivery of our strategy, with the need to
ensure appropriate controls are in place to
mitigate the associated risks. HSBC is
committed to using AI ethically and
responsibly. HSBC’s Principles for the Ethical
Use of Data and AI are available at
www.hsbc.com/who-we-are/businesses-and-
customers/hsbc-and-ai. We continue to refine
and embed governance and controls into our
risk management processes to help meet the
Group’s needs and increasing regulatory
expectations for when AI is both developed
internally and enabled through third parties.
We continue to focus on improving the
quality and timeliness of the data used to
inform management decisions, and are
progressing with the implementation of our
strategic and regulatory change initiatives to
help deliver the right outcomes for our
customers, people, investors and
communities.
  For further details of our risk management
framework and risks associated with our banking
and insurance manufacturing operations, see
pages 137 and 145 of our Annual Report and
Accounts 2023, respectively.
Overview | Risk overview

26	HSBC Holdings plc Interim Report 2024 on Form 6-K
Top and emerging risks
Our top and emerging risks report identifies
forward-looking risks so that they can be
considered in determining whether any
incremental action is needed to either
prevent them from materialising or to limit
their effect. Top risks are those that have the
potential to have a material adverse impact
on the financial results, reputation or
business model of the Group.
We actively manage and take actions to
mitigate our top risks. Emerging risks are
those that, while they could have a material
impact on our risk profile were they to occur,
are not considered immediate and are not
under active management. Our suite of top
and emerging risks is subject to regular
review by senior governance forums.
We continue to monitor closely the identified
risks and ensure management actions are in
place, as required.
  For further details on our top and emerging risks
see pages 140 to 144 of our Annual Report and
Accounts 2023.

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	}
Our operations and portfolios are subject to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Conflict in certain regions, wider geopolitical tensions and electoral uncertainty are creating a more complicated environment for business and trade. Global economic activity nevertheless remains broadly resilient at mid-2024, despite still-high interest rates by historical standards.

Technology and cybersecurity risk	~
There is a risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We continue to monitor changes to the threat landscape, including those arising from ongoing geopolitical and macroeconomic events and the impact this may have on third-party risk management. We operate a continuous improvement programme to help support the resilience and stability of our technology operations and counter a fast-evolving and heightened cyber threat environment.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, signs of diverging national agendas, increasing frequency of severe weather events, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks, including reputational, legal and regulatory compliance risks.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and disruption. We seek to ensure technology developments are managed with appropriate controls and oversight.

Evolving regulatory environment risk	}
The regulatory and compliance risk environment is set against continued geopolitical risk and regulatory focus on operational resilience (including around cyber risk), financial resilience, model risk and sound risk and financial crime management practices. Multiple jurisdictions are progressing implementation of Basel 3.1 standards, and crypto-asset and AI-related regulations are developing quickly. Making cross-border payments cheaper and more efficient is a key objective for global standard setters, and regulatory focus on ESG matters continues.

Internally driven
Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Risks arising from the receipt of services from third parties	}
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain has heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with a particular focus on capital models. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Change execution risk	}
Delivering change effectively enables us to meet rapidly evolving customer and stakeholder needs, and helps us achieve our strategy. We understand the risks associated with change execution, and deliver complex change in line with established risk management processes, and prioritising sustainable outcomes. We continue to focus on meeting industry and regulatory expectations and fulfilling our obligations to customers and the marketplace.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	Ä
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, and compliance with employment laws and regulations. Although attrition across the Group has continued to decline, failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims.

~	Risk heightened during the first half of 2024	}	Risk remained at the same level as full year 2023	Ä	Risk decreased during the first half of 2024

HSBC Holdings plc Interim Report 2024 on Form 6-K	27

Financial summary

Contents
28	Key financial measures: basis of preparation
29	Use of alternative performance measures
30	Summary consolidated income statement
31	Distribution of results by global business and legal entity
32	Income statement commentary
32	Net interest income
33	Banking net interest income
35	Tax expense
35	Supplementary table for planned disposals
36	Summary consolidated balance sheet
37	Balance sheet commentary compared with 31 December 2023

Key financial measures: basis of
preparation
Return on average tangible equity
excluding notable items
From 1 January 2024, we revised the adjustments made to our
adjusted RoTE measure. Prior to this we adjusted RoTE for the impact of strategic transactions and the impairment of our investment in
Bank of Communications Co., Limited (‘BoCom‘), whereas from
1 January 2024 we have excluded all notable items. This was
intended to improve alignment with the treatment of notable items in our other income statement disclosures. RoTE excluding notable items has been re-presented for 1H23 on the revised basis and we no longer disclose RoTE excluding strategic transactions and the impairment of BoCom. The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year. For a reconciliation from return on equity to RoTE excluding notable items, see page 58. We will now target a RoTE excluding notable items in the mid-teens for both 2024 and 2025. We do not reconcile our forward RoTE guidance to the equivalent reported measure.
Banking net interest income
Banking net interest income (‘banking NII’) adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates.
We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 33.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of our France retail banking operations and Canada banking business disposals from the 2023 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control.
We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-
related targets. For a reconciliation from reported operating expenses to target basis operating expenses, see page 60.
In 2024, we are targeting growth of approximately 5% compared with
2023 on a target basis. This target reflects our current business plan for 2024, and includes an increase in staff compensation, higher technology spend and investment for growth and efficiency, in part mitigated by cost savings from actions taken during 2023. We do not reconcile our forward target basis operating expenses guidance to the reported operating expenses.
Dividend payout ratio target basis
Given our current returns trajectory, we are targeting a dividend payout ratio target basis of 50% for 2024. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts.
Material notable items are components of our income statement that management would consider as outside the normal course of
business and generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts. Material notable items are a subset of notable items for which categorisation is dependent on the nature of each item in conjunction with the financial impact on the
Group’s income statement. They comprise the impacts of the sales of our banking business in Canada and our retail banking operations in
France, the gain following the acquisition of SVB UK, the impacts of the planned sale of our business in Argentina and the impairment of
BoCom. We also exclude HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the
consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. Following the completion of the sale of our banking business in Canada, the Board approved a special dividend of $0.21 per share, which was paid in June 2024, alongside the first interim dividend.
For the planned sale of our business in Argentina, there is a mechanism by which the loss on sale will vary by changes in the net asset value of HSBC Argentina, and in the fair value of consideration including price adjustments and migration costs (see page 136 for details). There were no additional related impacts identified, and the ongoing profits from HSBC Argentina will not be excluded from our dividend payout ratio target basis.
For a reconciliation of basic earnings per share to basic earnings per share excluding material notable items and related impacts, see page 60. We do not reconcile our forward dividend payout ratio target basis guidance to the reported dividend payout ratio.
Financial summary

28	HSBC Holdings plc Interim Report 2024 on Form 6-K
Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International
Accounting Standards Board (‘IFRS Accounting Standards’) as detailed in the interim condensed consolidated financial statements starting on page 110.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European
Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘constant currency performance’ measure used in the Form 6-K is described below.
Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative
performance measures’ on page 56. In addition, the insurance-
specific non-GAAP measure ‘Insurance equity plus CSM net of tax‘ is provided on page 47, together with its definition and reconciliation to
GAAP measure. All alternative performance measures are reconciled to the closest reported performance measure.
The global business segmental results are presented on a constant currency basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in Note 5: ‘Segmental analysis’ on page 119.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful
information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period
performance.
Notable items and material notable
items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. We exclude material notable items when computing our dividend payout ratio target basis. Material notable items currently comprise the sale of our retail operations in France banking and our business in Canada, the planned sale of our business in Argentina, the acquisition of SVB UK and the impairment of our investment in BoCom.
The tables on pages 40 to 41 and pages 52 to 55 detail the effects of notable items on each of our global business segments, legal entities and selected countries/territories in 1H24 and 1H23.
Constant currency revenue and profit
before tax excluding notable items
We separately report constant currency revenue excluding notable items and profit before tax excluding notable items which exclude the impact of notable items and the impact of foreign exchange
translation. We consider this measure to provide useful information to investors as it removes items which distort period-on-period comparisons. For a reconciliation of constant currency revenue excluding notable items and profit before tax excluding notable items to reported revenue and reported profit respectively, see page 58.
Constant currency revenue and profit
before tax excluding notable items
and the impact of strategic
transactions
To aid the understanding of our results, we separately disclose constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions. This measure excludes the impact of strategic transactions classified as material notable items from constant currency revenue and profit before tax excluding notable items. At 1H24, strategic transactions classified as material notable items comprise the disposal of our retail banking operations in
France, our banking business in Canada, the planned sale of our business in Argentina and the acquisition of SVB UK.
The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. It is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.
Foreign currency translation
differences
Foreign currency translation differences reflect the movements of the
US dollar against most major currencies during 2024.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-
for-like basis and to better understand the underlying trends in the business.
Foreign currency translation differences for the half-year to 30 June
2024 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for the half-year to 30 June 2023 at the average rate of exchange for the half-year to 30 June 2024; and
–the balance sheets at 30 June 2023 and 31 December 2023 at the prevailing rates of exchange on 30 June 2024.
No adjustment has been made to the exchange rates used to
translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Argentina and Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.
Impact of hyperinflationary
accounting
We continue to treat Argentina and Türkiye as hyperinflationary economies for accounting purposes. The impact of applying IAS 29
‘Financial Reporting in Hyperinflationary Economies’ and the
hyperinflation provisions of IAS 21 ’The Effects of Changes in Foreign
Exchange Rates’ in the current period for our operations in both
Argentina and Türkiye was a decrease in the Group’s profit before tax of $646m (1H23: $396m), comprising a decrease in revenue, including loss on net monetary position, of $594m (1H23: $411m) and an increase in ECL and operating expenses of $52m (1H23: decrease of
$15m). The consumer price index (‘CPI’) at 30 June 2024 for
Argentina was 6,352, with an increase in the period of 2,776 (1H23:
562 increase). The CPI for Türkiye was 2,319 with an increase in the period of 460 (1H23: 223 increase).

HSBC Holdings plc Interim Report 2024 on Form 6-K	29
Summary consolidated income statement

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Net interest income	16,911	18,264
Net fee income	6,200	6,085
Net income from financial instruments held for trading or managed on a fair value basis[1]	10,516	8,112
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,376	4,304
Insurance finance expense	(2,486)	(4,234)
Insurance service result	662	524
Gain on acquisition[2]	—	1,507
Gain less impairment relating to sale of business operations[3]	3,256	2,130
Other operating (expense)/income	(143)	184
Net operating income before change in expected credit losses and other credit impairment charges[4]	37,292	36,876
Change in expected credit losses and other credit impairment charges	(1,066)	(1,345)
Net operating income	36,226	35,531
Total operating expenses	(16,296)	(15,457)
Operating profit	19,930	20,074
Share of profit in associates and joint ventures	1,626	1,583
Profit before tax	21,556	21,657
Tax expense	(3,891)	(3,586)
Profit after tax	17,665	18,071
Attributable to:
– ordinary shareholders of the parent company	16,586	16,966
– other equity holders	526	542
– non-controlling interests	553	563
Profit after tax	17,665	18,071
	$	$
Basic earnings per share	0.89	0.86
Diluted earnings per share	0.88	0.86
Dividend per ordinary share (paid in the period)[5]	0.62	0.33
	%	%
Post-tax return on average total assets (annualised)	1.2	1.2
Return on average ordinary shareholders’ equity (annualised)	19.8	20.8
Return on average tangible equity (annualised)	21.4	22.4
1Includes a $255m gain (1H23: $284m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2Gain recognised in respect of the acquisition of SVB UK.
3In the first half of 2024, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the planned sale of our business in Argentina was recognised.
In the first quarter of 2023, the $2.1bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in France.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5The $0.62 dividend paid during the period consisted of a fourth interim dividend of $0.31 per ordinary share in respect of the financial year ended 31 December
2023 paid in April 2024, a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2024 and a special dividend of
$0.21 per ordinary share from the Canada sale proceeds.
Financial summary

30	HSBC Holdings plc Interim Report 2024 on Form 6-K
Distribution of results by global business and legal entity

Distribution of results by global business
	Half year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Constant currency revenue[1]
Wealth and Personal Banking	14,312	16,095
Commercial Banking	10,896	12,086
Global Banking and Markets	8,742	8,321
Corporate Centre[2]	3,342	—
Total	37,292	36,502
Constant currency profit before tax
Wealth and Personal Banking	6,458	8,626
Commercial Banking	6,463	7,933
Global Banking and Markets	3,813	3,409
Corporate Centre[2]	4,822	1,504
Total	21,556	21,472
1Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My
Money Group’). With effect from this date, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

Distribution of results by legal entity
	Half year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	3,734	4,791
HSBC Bank plc	1,436	3,498
The Hongkong and Shanghai Banking Corporation Limited	10,893	10,917
HSBC Bank Middle East Limited	536	673
HSBC North America Holdings Inc.	423	701
HSBC Bank Canada	186	475
Grupo Financiero HSBC, S.A. de C.V.	466	436
Other trading entities[1]	1,034	1,282
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	411	420
– of which: Saudi Awwal Bank	317	272
Holding companies, shared service centres and intra-Group eliminations[2]	2,848	(1,116)
Total	21,556	21,657
Constant currency profit/(loss) before tax
HSBC UK Bank plc	3,734	4,939
HSBC Bank plc	1,436	3,538
The Hongkong and Shanghai Banking Corporation Limited	10,893	10,783
HSBC Bank Middle East Limited	536	674
HSBC North America Holdings Inc.	423	701
HSBC Bank Canada	186	470
Grupo Financiero HSBC, S.A. de C.V.	466	462
Other trading entities[1]	1,034	1,024
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	411	333
– of which: Saudi Awwal Bank	317	272
Holding companies, shared service centres and intra-Group eliminations[2]	2,848	(1,119)
Total	21,556	21,472
1Other trading entities includes the results of entities located in Oman (pre merger with Sohar International Bank SAOG in August 2023), Türkiye, Egypt and Saudi
Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 56 for a fuller picture of the Middle East, North Africa and Türkiye (‘MENAT’) regional performance.
2Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
The tables on pages 40 and 52 reconcile reported to constant currency results for each of our global business segments and legal entities.

HSBC Holdings plc Interim Report 2024 on Form 6-K	31
Income statement commentary
The below tables and commentary compare Group financial performance for the half-year to 30 June 2024 with the half-year to 30 June 2023, unless otherwise stated. For further financial performance data of our global business segments, see pages 40 to 49. For further financial performance data by major legal entity, see pages 50 to 55.

Net interest income
	Half-year to		Quarter to
	30 Jun 2024	30 Jun 2023	30 Jun 2024	31 Mar 2024	30 Jun 2023
	$m	$m	$m	$m	$m
Interest income	55,372	46,955	27,107	28,265	24,863
Interest expense	(38,461)	(28,691)	(18,849)	(19,612)	(15,558)
Net interest income	16,911	18,264	8,258	8,653	9,305
Average interest-earning assets	2,097,866	2,162,662	2,055,283	2,140,446	2,172,324
	%	%	%	%	%
Gross interest yield[1]	5.31	4.38	5.30	5.31	4.59
Less: gross interest payable[1]	(4.08)	(3.12)	(4.05)	(4.10)	(3.33)
Net interest spread[2]	1.23	1.26	1.25	1.21	1.26
Net interest margin[3]	1.62	1.70	1.62	1.63	1.72
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	Half-year to						Full-year to
	30 Jun 2024			30 Jun 2023			31 Dec 2023
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	354,570	7,611	4.32	425,103	6,961	3.30	403,674	14,770	3.66
Loans and advances to customers	943,836	25,059	5.34	954,171	22,747	4.81	957,717	47,673	4.98
Reverse repurchase agreements – non-trading[1]	234,712	9,022	7.73	239,945	6,173	5.19	240,263	14,391	5.99
Financial investments	455,723	10,209	4.50	382,384	7,378	3.89	407,363	16,858	4.14
Other interest-earning assets	109,025	3,471	6.40	161,059	3,696	4.63	152,729	7,176	4.70
Total interest-earning assets	2,097,866	55,372	5.31	2,162,662	46,955	4.38	2,161,746	100,868	4.67

Summary of interest expense by type of liability
	Half-year to						Full-year to
	30 Jun 2024			30 Jun 2023			31 Dec 2023
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[2]	63,100	1,422	4.53	61,901	1,117	3.64	60,392	2,401	3.98
Customer accounts[3]	1,353,221	20,153	2.99	1,317,536	14,722	2.25	1,334,803	34,162	2.56
Repurchase agreements – non-trading[1]	187,931	7,872	8.42	134,936	4,550	6.80	146,605	10,858	7.41
Debt securities in issue – non-trading	195,038	6,378	6.58	181,682	5,199	5.77	184,867	11,223	6.07
Other interest-bearing liabilities	98,359	2,636	5.39	157,218	3,103	3.98	146,216	6,428	4.40
Total interest-bearing liabilities	1,897,649	38,461	4.08	1,853,273	28,691	3.12	1,872,883	65,072	3.47
1The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase agreements and thus higher cost.
2Including interest-bearing bank deposits only.
3Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 1H24 was $16.9bn, a decrease of
$1.4bn or 8% compared with 1H23. as growth in HSBC UK, and a number of other markets, was more than offset by reductions due to business disposals, deposit migration, and redeployment into the trading book in HSBC Bank plc and our main entity in Hong Kong.
Excluding the unfavourable impact of foreign currency translation differences, NII decreased by $0.8bn or 5%.
NII for 2Q24 was $8.3bn, down 11% compared with 2Q23, and down
5% compared with 1Q24. The decline compared with 2Q23 was
predominantly due to the impact of the disposal of our businesses in
Canada and France, and higher interest expense which included the impact of deposit migration. The decline compared with 1Q24 was predominantly driven by the impact of the disposal of our Canada business.
Net interest margin (‘NIM’) for 1H24 of 1.62% was 8 basis points
(‘bps’) lower compared with 1H23, reflecting a rise in the funding cost of average interest-bearing liabilities.
The decrease in NIM in 1H24 included the unfavourable impact of foreign currency translation differences. Excluding this, NIM still would have declined by 8bps.
NIM for 2Q24 was 1.62%, 10bps lower year-on-year, and down 1bp compared with the previous quarter. The year-on-year decline was predominantly driven by a rise in the funding cost of average interest-
bearing liabilities including the impact of deposit migration.
Interest income for 1H24 of $55.4bn increased by $8.4bn, compared with 1H23. This was primarily due to higher asset yields, partly offset by the impact of the disposal of our Canada business.
Financial summary

32	HSBC Holdings plc Interim Report 2024 on Form 6-K
The change in interest income included $1bn from the adverse effect of foreign currency translation differences. Excluding this, interest income increased by $9.4bn.
Interest income of $27.1bn in 2Q24 was up $2.2bn compared with
2Q23, and $1.2bn lower compared with 1Q24. The increase
compared with 2Q23 was predominantly driven by the impact of higher asset yields, partly offset by a reduction in term lending and the impact of the disposal of our Canada business. The decrease compared with 1Q24 was predominantly driven by the impact of the disposal of our Canada business.
Interest expense for 1H24 of $38.5bn increased by $9.8bn or 34%
compared with 1H23. This was primarily driven by a rise in the funding cost of average interest-bearing liabilities which included the impact of deposit migration notably in our main entities in Asia and
Europe.
The rise in interest expense included the favourable effects of foreign currency translation differences of $0.4bn. Excluding this, interest expense increased by $10.2bn.
Interest expense of $18.8bn in 2Q24 was up $3.2bn compared with
2Q23, and $0.8bn lower compared with 1Q24. The increase
compared with 2Q23 was predominantly driven by a rise in the funding cost of average interest-bearing liabilities which included the impact of deposit migration notably in our main entities in Asia and
Europe. The decline compared with 1Q24 was predominantly driven by the impact of the disposal of our Canada business.
Banking net interest income

Banking net interest income
	Half-year to		Quarter to
	30 Jun 2024	30 Jun 2023	30 Jun 2024	31 Mar 2024	30 Jun 2023
	$bn	$bn	$bn	$bn	$bn
Net interest income	16.9	18.3	8.2	8.7	9.3
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	5.5	3.8	2.8	2.7	2.4
Third-party net interest income from insurance	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)
Banking net interest income	22.2	21.9	10.9	11.3	11.6
– of which:
Hongkong and Shanghai Banking Corporation Limited	10.8	10.6	5.3	5.4	5.5
HSBC UK Bank plc	5.1	4.8	2.5	2.5	2.5
HSBC Bank plc	2.3	2.2	1.2	1.1	1.3
Banking net interest income (‘banking NII’) adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign
currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate
Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
Banking NII was $22.2bn in 1H24. The funding costs associated with generating trading and fair value income were $5.5bn, an increase of
$1.7bn compared with 1H23, primarily reflecting growth in net trading and fair value assets. Banking NII also deducts third-party NII related to our insurance business, which was $0.2bn, broadly stable
compared with 1H23. In HSBC UK, banking NII increased in part due to the acquisition of SVB UK in 1Q23, which resulted in a $0.1bn increase. The movement in banking NII also included a reduction of
$0.2bn relating to a reclassification, from 1 January 2024, of cash flow hedge revenue between NII and non-NII.
The internally allocated funding to generate trading and fair value income was approximately $207bn at 30 June 2024, a rise of
approximately $77bn since 30 June 2023. This relates to trading, fair value and associated net asset balances predominantly in GBM.
To supplement banking NII, we also provide banking NII sensitivity to demonstrate our revenue sensitivity to interest rate movements.
Management uses these measures to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions.
For further details on banking NII sensitivity, see page 105.
Net fee income of $6.2bn was $0.1bn higher than in 1H23, and included a $0.1bn adverse impact from foreign currency translation differences, as well as a reduction of $0.2bn due to the impact of the disposal of our banking business in Canada. On a constant currency basis, net fee income was $0.2bn higher, as an increase in WPB was partly offset by reductions in GBM and CMB.
In WPB, fee income grew, primarily from higher income from unit trusts and funds under management, notably in Hong Kong. This reflected stronger equity markets and improved customer sentiment, supported by business initiatives. Cards income grew, notably in our main entity in Hong Kong and also in Mexico, as customer spending increased. The growth in cards activity resulted in a corresponding rise in fee expense.
In GBM, fee income grew in broking income in our main entity in
Europe, although this was largely offset by a rise in associated fee expense. In addition, there was higher fee expense relating to broking and custody, as well as intercompany fee expenses incurred on behalf of other global businesses.
In CMB, fee income from credit facilities reduced, notably due to disposal of our banking operations in Canada. This reduction was partly offset by an increase in fee income from GBM products sold to
CMB customers.

HSBC Holdings plc Interim Report 2024 on Form 6-K	33
Net income from financial instruments held for trading or
managed on a fair value basis of $10.5bn was $2.4bn higher
compared with 1H23. This reflected a rise in income of $1.7bn, primarily relating to trading activities in GBM, for which the associated funding costs are reported in net interest income, notably in our main legal entities in Hong Kong and Europe.
Trading income increased in Corporate Centre reflecting favourable fair value movements of $0.5bn on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada until the completion of the sale.
In WPB, trading income rose by $0.2bn due to gains on hedges in our insurance business.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $2.4bn was $1.9bn lower than in 1H23. This decrease was mainly in Hong Kong, reflecting adverse fair value movements on debt securities due to movements in interest rates.
This unfavourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $2.5bn was $1.7bn lower than in
1H23, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $0.7bn increased by $0.1bn compared with 1H23, primarily due to an increase in the release of the contractual service margin (‘CSM’) of $0.1bn. This primarily reflected a higher CSM balance from higher new business written.
Gain on acquisitions fell by $1.5bn, reflecting the non-recurrence of a gain recognised in respect of the acquisition of SVB UK in 1Q23.
Gains less impairment relating to sale of business operations was $3.3bn compared with $2.1bn in 1H23. In 1H24, there was a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada. This was partly offset by an impairment loss of $1.2bn relating to the planned sale of our business in Argentina. In 1H23, we recognised a $2.1bn reversal of an impairment relating to the sale of our retail banking operations in
France, as the sale became less certain. In the second half of 2023, this impairment was reinstated as we reclassified these operations as held for sale. The sale completed on 1 January 2024.
Other operating expense of $0.1bn was $0.3bn lower than the
income of $0.2bn in 1H23. The net expense in 1H24 included a loss of $0.1bn related to the recycling of reserves following the completion of the sale of our business in Russia, and an impairment loss related to the planned disposal of our operations in Armenia.
Change in expected credit losses and other credit impairment charges (‘ECL’) of $1.1bn was $0.3bn lower than in 1H23. ECL benefited from a release of stage 3 allowances in GBM in HSBC Bank plc related to a single client, while lower charges in CMB were primarily in HSBC UK due to allowance releases, as well as lower charges in relation to the commercial real estate sector in mainland
China compared with 1H23. ECL charges in WPB were broadly stable as a release of allowances in HSBC UK were offset by higher charges in Mexico, reflecting unemployment trends and growth in our
unsecured portfolio.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of economic scenarios and management judgemental adjustments, see pages 69 to 81.

Operating expenses
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Gross employee compensation and benefits	9,935	9,433
Capitalised wages and salaries	(743)	(479)
Property and equipment	2,299	2,047
Amortisation and impairment of intangible assets	1,102	809
Legal proceedings and regulatory matters	53	56
Other operating expenses[1]	3,650	3,591
Reported operating expenses	16,296	15,457
Currency translation		(213)
Constant currency operating expenses	16,296	15,244
1Other operating expenses includes professional fees, contractor costs, transaction taxes, marketing and travel. The increase was primarily driven by the Bank of
England levy and FDIC special assessment. This was partly offset by favourable currency translation differences.

Staff numbers (full-time equivalents)[1]
	At
	30 Jun 2024	30 Jun 2023	31 Dec 2023
Global businesses
Wealth and Personal Banking	121,501	129,188	128,399
Commercial Banking	45,639	46,006	45,884
Global Banking and Markets	46,474	46,247	46,241
Corporate Centre	364	323	337
Total staff numbers	213,978	221,764	220,861
1Represents the number of full-time equivalent people with contracts of service with the Group who are being paid at the reporting date.
Operating expenses of $16.3bn were $0.8bn or 5% higher than in
1H23, mainly due to higher technology costs of $0.3bn, including investment, the impacts of inflation, and an increase in our performance-related pay accrual of $0.3bn, which reflects a change in the expected quarterly phasing of the performance-related pay pool relative to 1H23. Our operating expenses also rose due to the incremental costs from IVB of $0.1bn, and the non-recurrence of a
$0.2bn impact from the reversal of historical asset impairments in
1H23.
These factors were partly offset by the impact of disposals in Canada and France, continued cost discipline and favourable foreign currency translation differences between the periods of $0.2bn.
Financial summary

34	HSBC Holdings plc Interim Report 2024 on Form 6-K
The number of employees expressed in full-time equivalent staff
(‘FTE’) at 30 June 2024 was 213,978, a decrease of 6,883 from
31 December 2023, primarily reflecting the completion of the sales of our banking business in Canada and our retail banking operations in
France. Additionally, the number of contractors at 30 June 2024 was
4,364, a decrease of 312 from 31 December 2023.
Share of profit in associates and joint ventures of $1.6bn was
$43m or 3% higher, including an increase in the share of profit from
Saudi Awwal Bank (‘SAB’).
In relation to BoCom, at 30 June 2024 we concluded there is no indication of further significant impairment (or indication that an impairment may no longer exist or may have decreased significantly)
since 31 December 2023.
For further details of our impairment review process, see Note 10 on the interim condensed consolidated financial statements.

Tax expense
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Tax (charge)/credit
Reported	(3,891)	(3,586)
Currency translation	—	72
Constant currency tax (charge)/credit	(3,891)	(3,514)

Notable items
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Tax
Tax (charge)/credit on notable items	14	(500)
Recognition of losses	—	—
Uncertain tax positions	—	427

Tax in 1H24 was a charge of $3.9bn, representing an effective tax rate of 18.1%. The effective tax rate for 1H24 was reduced by the non-taxable gain on the sale of our banking business in Canada and increased by the non-deductible loss recorded on the planned sale of our business in Argentina. Excluding these items, the effective rate for 1H24 was 21.4%.
Tax in 1H23 was a charge of $3.6bn, representing an effective tax rate of 16.6%. The effective tax rate for 1H23 was reduced by 1.9 percentage points by the non-taxable gain recognised on the
acquisition of SVB UK and by 2.1 percentage points by the release of provisions for uncertain tax positions.
Supplementary table for planned disposals
The income statements and selected balance sheet metrics for the half-year to 30 June 2024 of our banking business in Argentina are presented below.
The asset and liability balances relating to these planned disposals are reported on the Group balance sheet within ‘Assets held for sale’ and
‘Liabilities of disposal groups held for sale’, respectively, as at 30 June
2024.

Income statement and selected balance sheet metrics of disposal groups held for sale
Half-year to
30 Jun 2024
Argentina
$bn
Revenue	0.5
ECL	0.0
Operating expenses	(0.3)
Profit before tax	0.2

At
30 Jun 2024
$bn
Loans and advances to customers	1.6
Customer accounts	3.1
RWAs[1]	7.8
Foreign currency translation and other reserves losses	(5.0)
1RWAs quoted exclude operational risk RWAs.
For further details on the impact of strategic transactions on the Group and our global business segments, see page 42.

HSBC Holdings plc Interim Report 2024 on Form 6-K	35
Summary consolidated balance sheet

	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Assets
Cash and balances at central banks	277,112	285,868
Trading assets	331,307	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	117,014	110,643
Derivatives	219,269	229,714
Loans and advances to banks	102,057	112,902
Loans and advances to customers	938,257	938,535
Reverse repurchase agreements – non-trading	230,189	252,217
Financial investments	467,356	442,763
Assets held for sale	5,821	114,134
Other assets	286,621	262,742
Total assets	2,975,003	3,038,677
Liabilities
Deposits by banks	82,435	73,163
Customer accounts	1,593,834	1,611,647
Repurchase agreements – non-trading	202,770	172,100
Trading liabilities	77,455	73,150
Financial liabilities designated at fair value	140,800	141,426
Derivatives	217,096	234,772
Debt securities in issue	98,158	93,917
Insurance contract liabilities	125,252	120,851
Liabilities of disposal groups held for sale	5,041	108,406
Other liabilities	241,748	216,635
Total liabilities	2,784,589	2,846,067
Equity
Total shareholders’ equity	183,293	185,329
Non-controlling interests	7,121	7,281
Total equity	190,414	192,610
Total liabilities and equity	2,975,003	3,038,677

Selected financial information
	30 Jun 2024	31 Dec 2023
	$m	$m
Called up share capital	9,310	9,631
Capital resources[1]	172,084	171,204
Undated subordinated loan capital	17	18
Preferred securities and dated subordinated loan capital[2]	35,877	36,413
Risk-weighted assets	835,118	854,114
Total shareholders’ equity	183,293	185,329
Less: preference shares and other equity instruments	(18,825)	(17,719)
Total ordinary shareholders’ equity	164,468	167,610
Less: goodwill and intangible assets (net of tax)	(11,359)	(11,900)
Tangible ordinary shareholders’ equity	153,109	155,710
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	58.9	58.2
Average total shareholders’ equity to average total assets (%)	6.15	6.01
Net asset value per ordinary share at period end ($)[3]	8.97	8.82
Tangible net asset value per ordinary share at period end ($)[3]	8.35	8.19
Tangible net asset value per fully diluted ordinary share at period end ($)	8.30	8.14
Number of $0.50 ordinary shares in issue (millions)	18,621	19,263
Basic number of $0.50 ordinary shares outstanding (millions)	18,330	19,006
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,456	19,135
Closing foreign exchange translation rates to $:
$1: £	0.791	0.784
$1: €	0.934	0.903
1Capital resources are total regulatory capital, the calculation of which is set out on page 99.
2Including perpetual preferred securities.
3For the definition, see page 57.
A more detailed consolidated balance sheet is contained in the interim condensed consolidated financial statements on page 112.
Financial summary

36	HSBC Holdings plc Interim Report 2024 on Form 6-K

Combined view of customer lending and customer deposits
	At
	30 June 2024	31 Dec 2023
	$m	$m
Loans and advances to customers	938,257	938,535
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	2,253	73,285
– banking business in Canada	—	56,129
– retail banking operations in France	—	16,902
– business in Argentina	1,559	—
– operations in Armenia	478	—
– other	216	254
Non-current assets held for sale	161	92
Combined customer lending	940,670	1,011,912
Currency translation	—	(15,403)
Combined customer lending at constant currency	940,670	996,508
Customer accounts	1,593,834	1,611,647
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	4,037	85,950
– banking business in Canada	—	63,001
– retail banking operations in France	—	22,307
– business in Argentina	3,077	—
– operations in Armenia	457	—
– other	503	642
Combined customer deposits	1,597,871	1,697,597
Currency translation	—	(24,244)
Combined customer deposits at constant currency	1,597,871	1,673,353
Balance sheet commentary compared with 31 December 2023
At 30 June 2024, total assets of $3.0tn were $64bn or 2% lower on a reported basis, and decreased $23bn or 1% on a constant currency basis.
Our asset base included lower assets held for sale following the completion of the sales of our retail banking operations in France and our banking business in Canada during 1H24. This was partly offset by a rise in trading assets, notably in our main legal entities in Hong Kong and Europe, and higher financial investments as we increased our holdings of treasury bills and debt securities.
Reported loans and advances to customers as a percentage of
customer accounts was 58.9% compared with 58.2% at
31 December 2023.
Assets
Cash and balances at central banks decreased by $9bn or 3%,
primarily due to the adverse impact from foreign currency translation differences of $7bn. The reduction was mainly in HSBC UK, reflecting an increase in the deployment of our cash surplus into financial investments and a fall in customer account balances. This was partly offset by increases in HSBC Bank plc and our main legal entity in the
US.
Trading assets rose by $42bn or 15%, reflecting an increase in client activity in equity and debt securities, particularly in our legal entity in
Hong Kong and in HSBC Bank plc.
Derivative assets decreased by $10bn or 5%, reflecting a reduction in foreign exchange contracts, mainly in HSBC Bank plc, as a result of reduced volatility in foreign exchange rate movements. The decrease in derivative assets was broadly consistent with the fall in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to banks of $102bn were $11bn lower,
reflecting lower central bank placements, notably in our main legal entities in Singapore and mainland China, as well as a decrease in central bank loans, notably in HSBC UK.
Loans and advances to customers of $938bn were stable on a
reported basis. This included an adverse impact from foreign currency translation differences of $13bn.
On a constant currency basis, customer lending balances were $12bn or 1% higher, reflecting the following movements.
Customer lending balances increased in CMB by $6bn, primarily in
HSBC Bank plc (up $3bn) as well as in our main legal entities in mainland China (up $2bn) and India (up $1bn) due to an increase in term lending balances. These increases were partly offset by a decrease in term lending in our main legal entity in Hong Kong (down
$2bn) from lower market-wide loan demand.
In GBM, customer lending balances were $3bn higher, mainly in our main legal entity in Singapore (up $2bn) from an increase in term lending, and in HSBC Bank plc (up $1bn) reflecting higher overdraft balances. Lending also grew in our main legal entities in India and
Australia. These increases were partly offset by a reduction in term lending in our main legal entity in Hong Kong (down $3bn).
In WPB, customer lending balances decreased by $3bn. This primarily reflected the $7.6bn transfer to Corporate Centre of a portfolio of home and certain other loans retained following the sale of our retail banking operations in France. This was partly offset by increases in
HSBC UK (up $3bn) and the US (up $1bn) primarily from growth in mortgage lending balances.
In Corporate Centre, the increase in customer lending balances of
$7.6bn reflected the transfer of balances from WPB, mentioned above.
Reverse repurchase agreements - non-trading decreased by $22bn or 9%, primarily in our main legal entities in Asia and in HSBC Bank plc reflecting reduced client demand.
Financial investments increased by $25bn or 6%, mainly as we increased our holdings of treasury bills and debt securities, notably in
HSBC Bank plc and the HSBC UK. This was partly offset by decreases in our main legal entities in Hong Kong and mainland China.
Assets held for sale decreased by $108bn or 95% following the completion of the sales of our retail banking operations in France and our banking operations in Canada during 1H24.
Other assets grew by $24bn or 9%, primarily due to an increase of
$19bn in settlement accounts, notably in HSBC Bank plc and the US, from higher trading activity, compared with the seasonal reduction in
December 2023.

HSBC Holdings plc Interim Report 2024 on Form 6-K	37
Liabilities
Customer accounts of $1.6tn decreased by $18bn or 1% on a
reported basis. This included an adverse impact from foreign currency translation differences of $21bn.
On a constant currency basis, customer accounts were $3bn higher, reflecting the following movements:
In GBM, customer accounts increased $7bn, reflecting higher
balances in HSBC Bank plc due to a short-term deposit by a single customer, and an increase in time deposits in our legal entity in Hong
Kong. Deposit balances also grew in our main legal entities in India and the Middle East. These increases were partly offset by lower balances in our entities in the US and Singapore due to the impact of repricing actions.
Customer accounts decreased in WPB by $2bn, primarily driven by a reduction in our main legal entity in Hong Kong of $5bn, which included outflows into Wealth products due to an improvement in market sentiment as well as a reduction in money-market term deposits. These reductions were partly offset by growth in a number of other markets, notably in our main legal entities in Singapore and mainland China.
In CMB, customer accounts decreased by $2bn, primarily with
outflows in the US and in our main legal entity in Singapore due to seasonality and attrition, and in HSBC UK due to seasonality and market-wide tightening of liquidity. These reductions were partly offset by higher deposits, notably in HSBC Bank plc and in our main legal entity in Mexico.
Deposits by banks increased by $9bn or 13%, reflecting an increase in client inflows, notably in HSBC Bank plc, as well as growth in money-market term deposits, notably in our main legal entities in the
Middle East, Singapore and HSBC Bank plc.
Repurchase agreements – non-trading increased by $31bn or 18%, primarily in our main legal entities in Hong Kong reflecting higher client funding needs and in the US for funding in our Global Markets business.
Derivative liabilities decreased by $18bn or 8%, which is consistent with the reduction in derivative assets, since the underlying risk is broadly matched.
Liabilities of disposal groups held for sale decreased by $103bn or
95%, following the completion of the sales of our retail banking operations in France and our banking operations in Canada during
1H24.
Other liabilities increased by $25bn or 12%, notably from a rise of
$20bn in settlement accounts in our main legal entities in Europe, the
US, mainland China and Hong Kong from an increase in trading activity, compared with the seasonal reduction in December 2023.
Equity
Total shareholders’ equity, including non-controlling interests, decreased by $2bn or 1% compared with 31 December 2023.
Profits generated of $18bn were more than offset by dividends paid of $13bn and the impact of share buy-backs of $5bn, as well as net losses through other comprehensive income (‘OCI’) of $2bn.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 30 June 2024, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $4.2bn related to these hold-to-collect-and-sell positions. This reflected a $0.3bn pre-
tax loss in 1H24, inclusive of movements on related fair value hedges.
Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 30 June
2024, there was a cumulative unrecognised loss of $3.0bn. Within this, $2.2bn related to debt instruments held to manage our interest rate exposure, representing a $1.2bn deterioration during 1H24.

Customer accounts by country/territory
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Hong Kong	543,776	543,504
UK	505,118	508,181
US	93,060	99,607
Singapore	71,191	73,547
Mainland China	57,452	56,006
France	40,237	42,666
Australia	30,450	32,071
Germany	25,272	30,641
Mexico	28,997	29,423
UAE	26,341	24,882
India	27,806	24,377
Taiwan	16,193	16,949
Malaysia	16,025	15,983
Switzerland	3,260	8,047
Egypt	4,183	5,858
Indonesia	5,383	5,599
Türkiye	3,021	3,510
Other	96,069	90,796
At end of period	1,593,834	1,611,647
Risk-weighted assets
Risk-weighted assets (‘RWAs’) reduced by $19.0bn during the first half of 2024. Excluding a decrease of $12.8bn from foreign currency translation differences, RWAs fell by $6.2bn, largely as a result of the following:
–a $36.3bn decrease primarily due to the disposal of our banking business in Canada and the sale of our retail banking operations in
France.
These were partly offset by:
–a $21.2bn increase, mainly driven by higher value at risk and incremental risk charge in market risk. Further increases were due to corporate lending, notably in SAB, HSBC UK Bank plc and HSBC
Bank plc, and higher sovereign exposures, mainly in Argentina;
–a $7.0bn increase mainly follows a revision to the definition of default in our probability of default (‘PD’) models for exposures to financial institutions; and
–a $2.1bn increase due to methodology changes and risk parameter refinements notably in Argentina, HBSC UK Bank plc and HSBC
Bank plc, offset by Asia.
Financial summary

38	HSBC Holdings plc Interim Report 2024 on Form 6-K

Global businesses

Contents
39	Summary
39	Basis of preparation
40	Supplementary analysis of constant currency results and notable items by global business
42	Strategic transactions supplementary analysis
43	Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
44	Supplementary tables for WPB

Summary
The Group Chief Executive, supported by the rest of the Group
Executive Committee (‘GEC’), reviews operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking, and
Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’, and are presented below and in Note 5: ‘Segmental analysis’ on page 119.
Descriptions of the global businesses are provided in the Overview section on pages 18 to 24.

Basis of preparation
The Group Chief Executive, supported by the rest of the GEC, is considered the Chief Operating Decision Maker (‘CODM’) for the
purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of
constant currency performance. We separately disclose ‘notable items’, which are components of our income statement that
management would consider as outside the normal course of
business and generally non-recurring in nature. Constant currency performance information for 1H23 is presented as described on page 29.

As required by IFRS 8, reconciliations of the total constant currency global business results to the Group’s reported results are
presented on page 120.
Supplementary reconciliations from reported to constant currency results by global business are presented on pages 40 to 43 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’). A reconciliation of global business RoTE to the Group’s RoTE is provided on page 58.
Our operations are closely integrated and, accordingly, the
presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses and legal entities. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate
Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
HSBC Holdings incurs the liability of the UK bank levy, with the cost being recharged to its UK operating subsidiaries. The current year expense will be reflected in the fourth quarter as it is assessed on our balance sheet position as at 31 December.
The results of main legal entities are presented on a reported and constant currency basis, including HSBC UK Bank plc, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited,
HSBC Bank Middle East Limited, HSBC North America Holdings Inc.
and Grupo Financiero HSBC, S.A. de C.V.
The results of legal entities are presented on a reported basis on page 50 and a constant currency basis on page 52.

HSBC Holdings plc Interim Report 2024 on Form 6-K	39
Supplementary analysis of constant currency results and notable items by global business
Constant currency results1

	Half-year to 30 Jun 2024
	Wealth and Personal Banking[2]	Commercial Banking	Global Banking and Markets	Corporate Centre[2]	Total
	$m	$m	$m	$m	$m
Revenue[3]	14,312	10,896	8,742	3,342	37,292
ECL	(476)	(573)	(11)	(6)	(1,066)
Operating expenses	(7,406)	(3,861)	(4,918)	(111)	(16,296)
Share of profit in associates and joint ventures	28	1	—	1,597	1,626
Profit before tax	6,458	6,463	3,813	4,822	21,556
Loans and advances to customers (net)	445,882	310,356	174,376	7,643	938,257
Customer accounts	794,807	467,362	331,269	396	1,593,834
1In the current period, constant currency results are equal to reported as there is no currency translation.
2    With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.
3    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Half-year to 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	55	—	(14)	3,530	3,571
Operating expenses
Disposals, acquisitions and related costs	—	2	—	(103)	(101)
Restructuring and other related costs[2]	4	3	3	9	19
1Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
2Relates to reversals of restructuring provisions recognised during 2022.
Global businesses

40	HSBC Holdings plc Interim Report 2024 on Form 6-K

Reconciliation of reported results to constant currency results – global businesses
	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	16,200	12,216	8,501	(41)	36,876
Currency translation	(105)	(130)	(180)	41	(374)
Constant currency	16,095	12,086	8,321	—	36,502
ECL
Reported	(502)	(704)	(136)	(3)	(1,345)
Currency translation	18	10	—	—	28
Constant currency	(484)	(694)	(136)	(3)	(1,317)
Operating expenses
Reported	(7,141)	(3,572)	(4,785)	41	(15,457)
Currency translation	121	114	9	(31)	213
Constant currency	(7,020)	(3,458)	(4,776)	10	(15,244)
Share of profit in associates and joint ventures
Reported	35	(1)	—	1,549	1,583
Currency translation	—	—	—	(52)	(52)
Constant currency	35	(1)	—	1,497	1,531
Profit/(loss) before tax
Reported	8,592	7,939	3,580	1,546	21,657
Currency translation	34	(6)	(171)	(42)	(185)
Constant currency	8,626	7,933	3,409	1,504	21,472
Loans and advances to customers (net)
Reported	463,836	319,246	176,182	294	959,558
Currency translation	(3,441)	(3,975)	(1,127)	(1)	(8,544)
Constant currency	460,395	315,271	175,055	293	951,014
Customer accounts
Reported	809,864	472,146	313,126	633	1,595,769
Currency translation	(5,902)	(5,844)	(3,600)	(5)	(15,351)
Constant currency	803,962	466,302	309,526	628	1,580,418
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Half-year to 30 Jun 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	2,034	1,507	—	(220)	3,321
Fair value movements on financial instruments[3]	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(23)	(15)	3	(83)	(118)
Restructuring and other related costs[4]	—	29	—	18	47
1Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France.
2Includes the gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Relates to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Interim Report 2024 on Form 6-K	41
Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our global business segments. These comprise the strategic transactions where the financial impacts of the acquisition or disposal have qualified for material notable item treatment in our results. Material notable items are a subset of notable items and categorisation is dependent on the financial impact on the Group’s income statement. At 1H24, strategic transactions classified as material notable items comprise the disposal of our retail banking operations in France, our banking business in Canada, the planned sale of our business in Argentina and the acquisition of SVB
UK.
The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. They also include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. It is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.

Constant currency results
	Half year to 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	54	179	—	3,680	3,912
ECL	—	(3)	—	—	(3)
Operating expenses	(7)	(76)	—	(103)	(186)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	47	100	—	3,577	3,724
– HSBC Innovation Banking[1]		100		—	100
– Retail banking operations in France	47			(4)	43
– Banking business in Canada	—			4,773	4,773
– Business in Argentina				(1,192)	(1,192)
Of which: notable items
Revenue	55	—	—	3,680	3,735
Profit before tax	55	—	—	3,577	3,632
Of which: distorting impact of operating results between periods
Revenue	(1)	179	—	—	178
Profit before tax	(8)	100	—	—	92

	Half year to 30 Jun 2023
Revenue	2,443	1,800	51	(210)	4,085
ECL	(5)	(33)	5	—	(33)
Operating expenses	(370)	(94)	(24)	(82)	(570)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	2,068	1,673	32	(292)	3,481
– HSBC Innovation Banking[1]		1,530		—	1,530
– Retail banking operations in France	1,980			54	2,034
– Banking business in Canada	88	143	32	(345)	(82)
– Business in Argentina				—	—
Of which: notable items
Revenue	2,058	1,572	—	(210)	3,420
Profit before tax	2,034	1,560	—	(292)	3,302
Of which: distorting impact of operating results between periods
Revenue	385	228	—	—	613
Profit before tax	34	113	—	—	147
1Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.
Global businesses

42	HSBC Holdings plc Interim Report 2024 on Form 6-K

Constant currency results (continued)
	Quarter ended 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	3	—	—	(6)	(3)
ECL	—	—	—	—	—
Operating expenses	(1)	3	—	(42)	(39)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	2	3	—	(48)	(43)
– HSBC Innovation Banking[1]		3		—	3
– Retail banking operations in France	2			(3)	(1)
– Banking business in Canada				10	10
– Business in Argentina				(55)	(55)

Of which: notable items
Revenue	2	—	—	(6)	(4)
Profit before tax	3	3	—	(48)	(42)
Of which: distorting impact of operating results between periods
Revenue	1	—	—	—	1
Profit before tax	(1)	—	—	—	(1)

	Quarter ended 30 Jun 2023
Revenue	318	224	51	(244)	349
ECL	(5)	(6)	5	—	(6)
Operating expenses	(220)	(86)	(24)	(39)	(369)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	93	132	32	(283)	(26)
– HSBC Innovation Banking[1]		(11)		8	(3)
– Retail banking operations in France	5			(30)	(25)
– Banking business in Canada	88	143	32	(260)	3
– Business in Argentina				—	—

Of which: notable items
Revenue	14	(4)	—	(244)	(234)
Profit before tax	11	(19)	—	(283)	(291)
Of which: distorting impact of operating results between periods
Revenue	304	228	—	—	532
Profit before tax	82	151	—	—	233
1Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

Reconciliation of reported risk-weighted assets to constant currency risk- weighted assets

	At 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	182.5	335.7	225.1	91.8	835.1
Constant currency	182.5	335.7	225.1	91.8	835.1

	At 30 Jun 2023
Risk-weighted assets
Reported	186.6	353.8	227.0	92.1	859.5
Currency translation	(5.1)	(8.7)	(2.8)	(0.6)	(17.2)
Constant currency	181.5	345.1	224.2	91.5	842.3

	At 31 Dec 2023
Risk-weighted assets
Reported	192.9	354.5	218.5	88.2	854.1
Currency translation	(4.1)	(7.3)	(3.4)	(0.8)	(15.6)
Constant currency	188.8	347.2	215.1	87.4	838.5

HSBC Holdings plc Interim Report 2024 on Form 6-K	43
Supplementary tables for WPB
WPB performance by business unit (constant currency)
A breakdown of WPB by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

WPB – summary (constant currency basis)
	Total WPB	Consists of
		Banking operations[2]	Life insurance	Global Private Banking	Asset management
	$m	$m	$m	$m	$m
Half-year to 30 Jun 2024
Net operating income before change in expected credit losses and other credit impairment charges[1]	14,312	11,411	912	1,327	662
– net interest income	10,231	9,469	158	598	6
– net fee income	2,941	1,726	84	500	631
– other income	1,140	216	670	229	25
ECL	(476)	(479)	—	3	—
Net operating income	13,836	10,932	912	1,330	662
Total operating expenses	(7,406)	(5,740)	(334)	(842)	(490)
Operating profit	6,430	5,192	578	488	172
Share of profit in associates and joint ventures	28	7	21	—	—
Profit before tax	6,458	5,199	599	488	172

Half-year to 30 Jun 2023
Net operating income before change in expected credit losses and other credit impairment charges[1]	16,095	13,480	851	1,147	617
– net interest income	10,130	9,412	138	585	(5)
– net fee income	2,675	1,624	75	396	580
– other income	3,290	2,444	638	166	42
ECL	(484)	(484)	(3)	3	—
Net operating income	15,611	12,996	848	1,150	617
Total operating expenses	(7,020)	(5,433)	(349)	(783)	(455)
Operating profit	8,591	7,563	499	367	162
Share of profit in associates and joint ventures	35	7	28	—	—
Profit before tax	8,626	7,570	527	367	162
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes investment distribution.
Global businesses

44	HSBC Holdings plc Interim Report 2024 on Form 6-K
Life insurance business performance
The following table provides an analysis of the performance of our life insurance business for the period. It comprises income earned by our insurance manufacturing operations within our WPB business, as well as income earned and costs incurred within our Wealth insurance distribution channels and consolidation and inter-company elimination entries.

Results of WPB’s life insurance business unit (constant currency basis)
	Half-year to 30 Jun 2024
	Insurance manufacturing operations	Wealth insurance and other[1]	Life insurance
	$m	$m	$m
Net interest income	158	—	158
Net fee income/(expense)	(7)	91	84
Other income	654	16	670
– insurance service results	701	(9)	692
– net investment returns (excluding net interest income)	(59)	(6)	(65)
– other operating income	12	31	43
Net operating income before change in expected credit losses and other credit impairment charges[2]	805	107	912
ECL	—	—	—
Net operating income	805	107	912
Total operating expenses	(283)	(51)	(334)
Operating profit	522	56	578
Share of profit in associates and joint ventures	21	—	21
Profit before tax	543	56	599

	Half-year to 30 Jun 2023
Net interest income	138	—	138
Net fee income/(expense)	(25)	100	75
Other income	646	(8)	638
– insurance service results	557	(22)	535
– net investment returns (excluding net interest income)	(19)	3	(16)
– other operating income	108	11	119
Net operating income before change in expected credit losses and other credit impairment charges[2]	759	92	851
ECL	(3)	—	(3)
Net operating income	756	92	848
Total operating expenses	(265)	(84)	(349)
Operating profit	491	8	499
Share of profit in associates and joint ventures	28	—	28
Profit before tax	519	8	527
1‘Wealth insurance and other’ includes fee income earned and operating expenses incurred within our Wealth distribution channels. It also includes the IFRS 17 consolidation entries arising from transactions between our insurance manufacturing operations and Wealth distribution channels and with the wider Group, as well as allocations of central costs benefiting life insurance.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Interim Report 2024 on Form 6-K	45
WPB insurance manufacturing (constant currency basis)
The following table shows the results of our insurance manufacturing operations for our WPB business and for all global business segments in aggregate.

Results of insurance manufacturing operations[1,2]
	Half-year to
	30 Jun 2024		30 Jun 2023
	WPB	All global businesses	WPB	All global businesses
	$m	$m	$m	$m
Net interest income [3]	158	177	138	155
Net fee expense	(7)	(12)	(25)	(18)
Other income	654	657	646	639
Insurance service result	701	701	557	557
– release of contractual service margin	629	629	522	522
– risk adjustment release	35	35	20	20
– experience variance and other	30	30	4	4
– loss from onerous contracts	7	7	11	11
Net investment returns (excluding net interest income)[3]	(59)	(55)	(19)	(23)
– insurance finance expense	(2,489)	(2,489)	(4,191)	(4,190)
– other investment income	2,430	2,434	4,172	4,167
Other operating income	12	11	108	105
Net operating income before change in expected credit losses and other credit impairment charges[4]	805	822	759	776
Change in expected credit losses and other credit impairment charges	—	—	(3)	(3)
Net operating income	805	822	756	773
Total operating expenses	(283)	(284)	(265)	(268)
Operating profit	522	538	491	505
Share of profit in associates and joint ventures	21	21	28	28
Profit before tax of insurance business operations[5]	543	559	519	533
Additional information
Insurance manufacturing new business contractual service margin (reported basis)	1,324	1,324	747	747
Consolidated Group new business contractual service margin (reported basis)	1,437	1,437	811	811
Annualised new business premiums of insurance manufacturing operations	2,792	2,792	1,888	1,888
1Constant currency results are derived by adjusting for period-on-period effects of foreign currency translation differences. The impact of foreign currency translation differences on ‘All global businesses’ profit before tax was $2m unfavourable for 1H23 (reported: $535m).
2The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations.
The ‘All global businesses‘ result consists primarily of WPB business, as well as a small proportion of CMB business.
3Net investment return for all global businesses for the half-year to 30 June 2024 was $122m (30 June 2023: $132m), which consisted of net interest income, net income on assets held at fair value through profit or loss, and insurance finance expense.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
5The effect on insurance manufacturing operations of applying hyperinflation accounting in Argentina resulted in a decrease in ‘All global businesses’ profit before tax in 1H24 of $41m (1H23: decrease of $6m).
Insurance manufacturing
The following commentary, unless otherwise stated, relates to the constant currency results for ‘All global businesses’.
Profit before tax of $0.6bn reported in 1H24 reflected the following:
–Insurance service result of $0.7bn in 1H24 increased by $0.1bn compared with 1H23 reflecting an increase to the release of CSM of $0.1bn. This was driven by a higher closing CSM balance
primarily from the effect of new business written and favourable market experience.
–Net investment return (excluding net interest income) of $0.1bn loss was marginally lower than 1H23, with returns on investments before net interest income largely offset by insurance finance expense.
–Other operating income reduced by $0.1bn primarily from losses on reinsurance arrangements in Hong Kong.
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as
100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP in 1H24 increased by 48%
compared with 1H23, primarily from strong new business sales in
Hong Kong and a shift in product mix from single to multi-premium products.
Global businesses

46	HSBC Holdings plc Interim Report 2024 on Form 6-K
Insurance equity plus CSM net of tax
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 30 June 2024, insurance equity plus CSM net of tax on a reported basis was $17,572m (31 December 2023:
$16,583m; 30 June 2023: $16,310m).
At 30 June 2024, insurance equity plus CSM net of tax was calculated as insurance manufacturing operations equity of $7,531m plus CSM of $12,218m less tax of $2,177m. At 31 December 2023, it was calculated as insurance manufacturing operations equity of $7,731m plus CSM of $10,786m less tax of $1,934m. At 30 June 2023, it was calculated as insurance manufacturing operations equity of $7,661m plus CSM of $10,571m less tax of $1,922m.
WPB: Wealth balances
The following table shows the wealth balances, which include invested assets and wealth deposits. Invested assets comprise customer assets either managed by our Asset Management business or by external third-party investment managers, as well as self-directed investments by our customers.

WPB – reported wealth balances[1]
	At
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
Global Private Banking invested assets	390	341	363
– managed by Global Asset Management	62	64	61
– external managers, direct securities and other	328	277	302
Retail invested assets	412	372	383
– managed by Global Asset Management	172	207	178
– external managers, direct securities and other	240	165	205
Asset Management third-party distribution	469	384	445
Reported invested assets[1]	1,271	1,097	1,191
Wealth deposits (Premier, Jade and Global Private Banking)[2]	530	533	536
Total reported wealth balances	1,801	1,630	1,727
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Premier, Jade and Global Private Banking deposits, which include Prestige deposits in Hang Seng Bank, form part of the total WPB customer accounts balance of $795bn (30 June 2023: $810bn; 31 December 2023: $805bn) on page 40.

HSBC Holdings plc Interim Report 2024 on Form 6-K	47
Asset Management: Funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed, either actively or passively, on behalf of our customers.

Asset Management – reported funds under management[1]
	Half-year to
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
Opening balance	684	595	628
Net new invested assets	3	9	45
Net market movements	24	15	8
Foreign exchange and others	(8)	9	3
Closing balance	703	628	684

Asset Management – reported funds under management by legal entities
	At
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
HSBC Bank plc	164	141	162
The Hongkong and Shanghai Banking Corporation Limited	212	188	198
HSBC North America Holdings Inc.	54	55	71
Grupo Financiero HSBC, S.A. de C.V.	15	11	15
Other trading entities[2]	258	233	238
Closing balance	703	628	684
1Funds under management are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Funds under management of $193bn (30 June 2023: $164bn; 31 December 2023: $177bn) related to our Asset Management entity in the UK are reported under
‘other trading entities’ in the table above.
At 30 June 2024, Asset Management funds under management were $703bn, an increase of $19bn or 3% compared with 31 December 2023.
The increase was driven by favourable market performances and net new invested assets, notably in the UK and Hong Kong.
Net new invested assets of $3bn reflected inflows into long-term products, primarily passive investment products, developed market fixed income and private equity investment products. These inflows were largely offset by redemptions from money market instruments in the US.
Global Private Banking client balances1
The following table shows the client balances of our Global Private Banking business.

Global Private Banking – reported client balances[2]
	Half-year to
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
Opening balance	447	383	419
Net new invested assets	16	17	—
Increase/(decrease) in deposits	1	3	6
Net market movements	13	14	5
Foreign exchange and others	2	2	17
Closing balance	479	419	447

Global Private Banking – reported client balances by legal entities
	At
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
HSBC UK Bank plc	33	29	32
HSBC Bank plc	141	62	54
The Hongkong and Shanghai Banking Corporation Limited	234	187	209
HSBC Bank Middle East Limited[3]	3	—	—
HSBC North America Holdings Inc.	66	65	64
Grupo Financiero HSBC, S.A. de C.V.	2	2	3
Other trading entities[4]	—	74	85
Closing balance	479	419	447
1Client balances are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately.
2Client balances are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager. Customer deposits included in these client assets are recorded on our balance sheet.
3In 1H24, there was a transfer of $3bn from Retail invested assets to GPB client balances to align with the management of these balances.
4In 1H24, there was a transfer of $77bn from HSBC Private Bank (Suisse) SA to HSBC Bank plc.
Global businesses

48	HSBC Holdings plc Interim Report 2024 on Form 6-K
Retail invested assets
The following table shows the invested assets of our retail customers. These comprise customer assets either managed by our Asset
Management business or by external third-party investment managers as well as self-directed investments by our customers. Retail invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.

Retail invested assets
	Half-year to
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
Opening balance	383	363	372
Net new invested assets[1]	21	14	12
Net market movements	4	6	1
Foreign exchange and others	4	(11)	(2)
Closing balance	412	372	383

Retail invested assets by legal entities
	At
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
HSBC UK Bank plc	31	29	29
HSBC Bank plc	32	36	31
The Hongkong and Shanghai Banking Corporation Limited	318	280	292
HSBC Bank Middle East Limited	3	3	3
HSBC North America Holdings Inc.	15	13	14
Grupo Financiero HSBC, S.A. de C.V.	9	8	9
Other trading entities	4	3	5
Closing balance	412	372	383
1‘Retail net new invested assets’ covers 13 markets, comprising Hong Kong including Hang Seng Bank (Hong Kong), mainland China, Malaysia, Singapore, India,
Indonesia, Taiwan, HSBC UK, Channel Islands, UAE, the US and Mexico. The ‘net new invested assets’ related to all other geographies is reported in ‘Foreign exchange and other’.
WPB invested assets
‘Net new invested assets’ represents the net customer inflows from retail invested assets, Asset Management third-party distribution and
Global Private Banking invested assets. It excludes all customer deposits. The ‘net new invested assets’ in the table below is non-additive from the tables above, as net new invested assets managed by Asset Management that are generated by retail clients or Global Private Banking will be recorded in both businesses.

WPB: Invested assets
	Half-year to
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
Opening balance	1,191	1,015	1,097
Net new invested assets	32	34	50
Net market movements	36	29	14
Foreign exchange and others	12	19	30
Closing balance	1,271	1,097	1,191

WPB: Net new invested assets by legal entities
	Half-year to
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
HSBC UK Bank plc	1	—	1
HSBC Bank plc	5	1	2
The Hongkong and Shanghai Banking Corporation Limited	38	27	20
HSBC Bank Middle East Limited	0	—	1
HSBC North America Holdings Inc.[1]	(22)	(7)	14
Grupo Financiero HSBC, S.A. de C.V.	1	1	4
Other trading entities	9	12	8
Total	32	34	50
1    Net new invested assets in the half-year to 30 June 2024 primarily reflected outflows from liquidity products in Asset Management.

HSBC Holdings plc Interim Report 2024 on Form 6-K	49

Legal entities

Contents
50	Analysis of reported results by legal entities
52	Summary information – legal entities and selected countries
55	Analysis by country/territory

Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,063	832	7,454	804	730	300	1,187	1,618	(1,077)	16,911
Net fee income	810	827	2,689	260	674	129	328	530	(47)	6,200
Net income from financial instruments held for trading or managed on a fair value basis	276	2,786	5,996	167	492	33	265	182	319	10,516
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	545	1,722	—	—	—	30	84	(5)	2,376
Insurance finance income/(expense)	—	(678)	(1,708)	—	—	—	(40)	(68)	8	(2,486)
Insurance service result	—	130	524	—	—	—	41	(9)	(24)	662
Other income/(expense)[1]	81	51	288	25	239	—	31	(602)	3,000	3,113
Net operating income before change in expected credit losses and other credit impairment charges[2]	6,230	4,493	16,965	1,256	2,135	462	1,842	1,735	2,174	37,292
Change in expected credit losses and other credit impairment charges	(62)	66	(455)	(102)	(33)	(40)	(386)	(59)	5	(1,066)
Net operating income	6,168	4,559	16,510	1,154	2,102	422	1,456	1,676	2,179	36,226
Total operating expenses	(2,427)	(3,142)	(6,873)	(618)	(1,677)	(236)	(998)	(950)	671	(16,250)
Impairment of goodwill and other intangible assets	(7)	(1)	(24)	—	(2)	—	—	(11)	(1)	(46)
Operating profit	3,734	1,416	9,613	536	423	186	458	715	2,849	19,930
Share of profit/(loss) in associates and joint ventures	—	20	1,280	—	—	—	8	319	(1)	1,626
Profit before tax	3,734	1,436	10,893	536	423	186	466	1,034	2,848	21,556
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	17.3	6.7	50.5	2.5	2.0	0.9	2.2	4.7	13.2	100.0
Cost efficiency ratio	39.1	70.0	40.7	49.2	78.6	51.1	54.2	55.4	(30.8)	43.7
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	270,262	107,957	453,642	20,506	55,809	—	25,449	4,632	—	938,257
Total assets	416,096	902,722	1,353,949	57,320	267,310	—	47,289	31,385	(101,068)	2,975,003
Customer accounts	334,566	295,557	799,086	32,934	93,060	—	28,997	9,532	102	1,593,834
Risk-weighted assets[3,4,5]	131,472	137,075	401,244	26,082	76,755	—	31,286	54,982	4,866	835,118
Legal entities

50	HSBC Holdings plc Interim Report 2024 on Form 6-K

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,779	1,407	8,398	764	933	663	998	1,424	(1,102)	18,264
Net fee income	801	832	2,555	243	624	284	274	565	(93)	6,085
Net income from financial instruments held for trading or managed on a fair value basis	235	2,053	4,740	212	380	50	226	494	(278)	8,112
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	782	3,446	—	—	—	3	83	(10)	4,304
Insurance finance income	—	(780)	(3,402)	—	—	—	—	(64)	12	(4,234)
Insurance service result	—	91	399	—	—	—	41	4	(11)	524
Other income/(expense)[1]	1,574	2,318	397	(21)	205	11	32	(289)	(406)	3,821
Net operating income before change in expected credit losses and other credit impairment charges[2]	7,389	6,703	16,533	1,198	2,142	1,008	1,574	2,217	(1,888)	36,876
Change in expected credit losses and other credit impairment charges	(418)	(73)	(456)	—	(62)	(11)	(264)	(71)	10	(1,345)
Net operating income	6,971	6,630	16,077	1,198	2,080	997	1,310	2,146	(1,878)	35,531
Total operating expenses	(2,171)	(3,189)	(6,495)	(524)	(1,603)	(522)	(877)	(1,136)	764	(15,753)
Impairment of goodwill and other intangible assets	(9)	100	(12)	(1)	224	—	(3)	(3)	—	296
Operating profit	4,791	3,541	9,570	673	701	475	430	1,007	(1,114)	20,074
Share of profit in associates and joint ventures	—	(43)	1,347	—	—	—	6	275	(2)	1,583
Profit before tax	4,791	3,498	10,917	673	701	475	436	1,282	(1,116)	21,657
	%	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.1	16.2	50.4	3.1	3.2	2.2	2.0	6.0	(5.2)	100.0
Cost efficiency ratio	29.5	46.1	39.4	43.8	64.4	51.8	55.9	51.4	40.6	41.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	266,694	112,408	464,546	18,804	53,410	—	24,507	19,189	—	959,558
Total assets	425,833	920,578	1,318,640	51,664	251,755	91,646	46,382	66,548	(131,570)	3,041,476
Customer accounts	345,835	282,041	775,430	31,262	99,303	—	28,402	33,313	183	1,595,769
Risk-weighted assets[3,4]	125,782	127,402	391,470	24,187	73,140	31,382	30,657	66,317	11,285	859,545
1Other income/(expense) in this context comprises gain on acquisitions, impairment gain/(loss) relating to the sale of our retail banking operations in France, and other operating income/(expense).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3Risk-weighted assets are non-additive across the principal entities due to market risk diversification effects within the Group.
4Balances are on a third-party Group consolidated basis.
5    Holding companies, shared service centres and intra-Group eliminations' balance includes HSBC Bank Canada operational risk RWAs, due to the averaging calculation and will roll off over future reporting cycles.

HSBC Holdings plc Interim Report 2024 on Form 6-K	51
Summary information – legal entities and selected countries

Legal entity reported and constant currency results¹
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	6,230	4,493	16,965	1,256	2,135	462	1,842	1,735	2,174	37,292
ECL	(62)	66	(455)	(102)	(33)	(40)	(386)	(59)	5	(1,066)
Operating expenses	(2,434)	(3,143)	(6,897)	(618)	(1,679)	(236)	(998)	(961)	670	(16,296)
Share of profit in associates and joint ventures	—	20	1,280	—	—	—	8	319	(1)	1,626
Profit/(loss) before tax	3,734	1,436	10,893	536	423	186	466	1,034	2,848	21,556
Loans and advances to customers (net)	270,262	107,957	453,642	20,506	55,809	—	25,449	4,632	—	938,257
Customer accounts	334,566	295,557	799,086	32,934	93,060	—	28,997	9,532	102	1,593,834
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $728m.
Supplementary analysis is provided on page 56 to provide a fuller picture of the MENAT regional performance.
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Legal entity results: notable items
	Half-year to 30 Jun 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(131)	—	—	—	—	—	—	3,702	3,571
Operating expenses
Disposals, acquisitions and related costs	3	(5)	—	—	(15)	(36)	—	(1)	(47)	(101)
Restructuring and other related costs[2]	4	11	—	—	—	—	—	—	4	19
1Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.2bn impairment recognised in relation to the planned sale of our business in Argentina.
2Relate to reversals of restructuring provisions recognised during 2022.

Country results[1]
	Half-year to 30 Jun 2024
	UK2	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[3]	10,570	10,898	2,060	2,122	1,842
ECL	15	(386)	(30)	(33)	(386)
Operating expenses	(6,499)	(4,305)	(1,376)	(1,679)	(998)
Share of profit/(loss) in associates and joint ventures	22	9	1,256	—	8
Profit before tax	4,108	6,216	1,910	410	466
Loans and advances to customers (net)	311,486	274,806	44,821	55,809	25,449
Customer accounts	505,118	543,776	57,452	93,060	28,997
1In the current period, constant currency results are equal to reported, as there is no currency translation.
2UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
3Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Legal entities

52	HSBC Holdings plc Interim Report 2024 on Form 6-K

Country results: notable items
	Half-year to 30 Jun 2024
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	205	—	—	—	—
Operating expenses
Disposals, acquisitions and related costs	(28)	(1)	(5)	(15)	—
Restructuring and other related costs	9	—	—	—	—
1UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).

Legal entity reported and constant currency results (continued)
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	7,389	6,703	16,533	1,198	2,142	1,008	1,574	2,217	(1,888)	36,876
Currency translation	208	82	(147)	1	—	(9)	92	(633)	32	(374)
Constant currency	7,597	6,785	16,386	1,199	2,142	999	1,666	1,584	(1,856)	36,502
ECL
Reported	(418)	(73)	(456)	—	(62)	(11)	(264)	(71)	10	(1,345)
Currency translation	(9)	(1)	2	—	—	—	(16)	53	(1)	28
Constant currency	(427)	(74)	(454)	—	(62)	(11)	(280)	(18)	9	(1,317)
Operating expenses
Reported	(2,180)	(3,089)	(6,507)	(525)	(1,379)	(522)	(880)	(1,139)	764	(15,457)
Currency translation	(51)	(40)	62	—	—	4	(50)	322	(34)	213
Constant currency	(2,231)	(3,129)	(6,445)	(525)	(1,379)	(518)	(930)	(817)	730	(15,244)
Share of profit/(loss) in associates and joint ventures
Reported	—	(43)	1,347	—	—	—	6	275	(2)	1,583
Currency translation	—	(1)	(51)	—	—	—	—	—	—	(52)
Constant currency	—	(44)	1,296	—	—	—	6	275	(2)	1,531
Profit/(loss) before tax
Reported	4,791	3,498	10,917	673	701	475	436	1,282	(1,116)	21,657
Currency translation	148	40	(134)	1	—	(5)	26	(258)	(3)	(185)
Constant currency	4,939	3,538	10,783	674	701	470	462	1,024	(1,119)	21,472
Loans and advances to customers (net)
Reported	266,694	112,408	464,546	18,804	53,410	—	24,507	19,189	—	959,558
Currency translation	(1,907)	(1,714)	(991)	1	—	—	(1,611)	(2,322)	—	(8,544)
Constant currency	264,787	110,694	463,555	18,805	53,410	—	22,896	16,867	—	951,014
Customer accounts
Reported	345,835	282,041	775,430	31,262	99,303	—	28,402	33,313	183	1,595,769
Currency translation	(2,473)	(3,433)	(1,517)	7	—	—	(1,867)	(6,068)	—	(15,351)
Constant currency	343,362	278,608	773,913	31,269	99,303	—	26,535	27,245	183	1,580,418
1Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank)
which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $692m and constant currency profit before tax of $605m. Supplementary analysis is provided on page 56 to provide a fuller picture of the MENAT regional performance.
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Interim Report 2024 on Form 6-K	53

Legal entity results: notable items (continued)
	Half-year to 30 Jun 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	1,507	2,101	—	—	—	—	—	—	(287)	3,321
Fair value movements on financial instruments[3]	—	—	—	—	—	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(15)	(45)	—	—	(2)	(54)	—	—	(2)	(118)
Restructuring and other related costs[4]	—	—	—	—	—	—	—	—	47	47
1Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France.
2Includes the gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Relates to reversals of restructuring provisions recognised during 2022.

Country results (continued)
	Half-year to 30 Jun 2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue[2]
Reported	10,478	10,574	2,030	2,090	1,574
Currency translation	320	26	(79)	—	92
Constant currency	10,798	10,600	1,951	2,090	1,666
ECL
Reported	(484)	(489)	24	(62)	(264)
Currency translation	(10)	(1)	(1)	—	(16)
Constant currency	(494)	(490)	23	(62)	(280)
Operating expenses
Reported	(5,851)	(3,964)	(1,314)	(1,379)	(880)
Currency translation	(141)	(9)	52	—	(50)
Constant currency	(5,992)	(3,973)	(1,262)	(1,379)	(930)
Share of profit/(loss) in associates and joint ventures
Reported	(44)	16	1,318	—	6
Currency translation	(1)	—	(51)	—	—
Constant currency	(45)	16	1,267	—	6
Profit before tax
Reported	4,099	6,137	2,058	649	436
Currency translation	168	16	(79)	—	26
Constant currency	4,267	6,153	1,979	649	462
Loans and advances to customers (net)
Reported	305,923	288,917	45,694	53,410	24,507
Currency translation	(2,188)	977	(36)	—	(1,611)
Constant currency	303,735	289,894	45,658	53,410	22,896
Customer accounts
Reported	508,052	529,574	53,835	99,303	28,402
Currency translation	(3,633)	1,790	(43)	—	(1,867)
Constant currency	504,419	531,364	53,792	99,303	26,535
1UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
Legal entities

54	HSBC Holdings plc Interim Report 2024 on Form 6-K

Country results: notable items (continued)
	Half-year to 30 Jun 2023
	UK1	Hong Kong	Mainland China	US	Mexico
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[2]	1,220	—	—	—	—
Fair value movements on financial instruments[3]	15	—	—	—	—
Operating expenses
Disposals, acquisitions and related costs	(12)	—	—	(2)	—
1UK includes HSBC UK Bank plc (ring-fenced bank) and HSBC Bank plc (non-ring-fenced bank).
2Includes the gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
Analysis by country/territory

Profit/(loss) before tax by country/territory within global businesses
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
UK1	1,284	1,843	158	823	4,108
– of which: HSBC UK Bank plc (ring-fenced bank)	1,391	2,237	72	34	3,734
– of which: HSBC Bank plc (non-ring-fenced bank)	219	129	479	(131)	696
– of which: Holdings and other	(326)	(523)	(393)	920	(322)
France	28	92	40	(171)	(11)
Germany	19	77	92	3	191
Switzerland	16	15	—	10	41
Hong Kong	3,708	1,799	912	(203)	6,216
Australia	88	184	45	(8)	309
India	47	224	436	91	798
Indonesia	13	77	28	—	118
Mainland China	(46)	171	387	1,398	1,910
Malaysia	77	78	104	(5)	254
Singapore	328	190	225	(11)	732
Taiwan	65	37	113	(4)	211
Egypt	63	73	196	(15)	317
UAE	208	58	158	(34)	390
Saudi Arabia[2]	—	—	63	317	380
US	74	299	148	(111)	410
Canada[3]	71	126	26	4,491	4,714
Mexico	149	309	3	5	466
Other[4]	266	811	679	(1,754)	2
Half-year to 30 Jun 2024	6,458	6,463	3,813	4,822	21,556

UK1	1,341	2,789	(115)	84	4,099
France[5]	2,019	192	41	51	2,303
Germany	20	77	65	(2)	160
Switzerland	28	15	—	8	51
Hong Kong	3,567	1,816	881	(127)	6,137
Australia	102	157	40	(18)	281
India	35	209	408	114	766
Indonesia	16	57	39	(2)	110
Mainland China	(12)	245	374	1,451	2,058
Malaysia	55	74	109	(6)	232
Singapore	255	233	248	(17)	719
Taiwan	61	39	98	(5)	193
Egypt	65	44	121	(16)	214
UAE	175	135	208	(49)	469
Saudi Arabia[2]	—	—	53	273	326
US	259	347	153	(110)	649
Canada	167	299	68	(54)	480
Mexico	196	263	11	(34)	436
Other	243	948	778	5	1,974
Half-year to 30 Jun 2023	8,592	7,939	3,580	1,546	21,657
1UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
2Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, Saudi Awwal Bank.
3Corporate Centre includes a gain of $4.8bn on the sale of our banking business in Canada.
4Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $(450)m and an impairment loss of $1.2bn relating to the planned sale of our business in Argentina.
5Wealth and Personal Banking includes $2.1bn reversal of the held for sale classification that was recognised relating to the sale of our retail banking operations in
France.

HSBC Holdings plc Interim Report 2024 on Form 6-K	55
Middle East, North Africa and Türkiye supplementary information
The following tables show the results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance
	Half year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Revenue[1]	1,931	1,854
Change in expected credit losses and other credit impairment charges	(121)	(4)
Operating expenses	(866)	(773)
Share of profit in associates and joint ventures	316	272
Profit before tax	1,260	1,349
Loans and advances to customers (net)	23,237	21,901
Customer accounts	40,138	40,480
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Profit before tax by global business
	Half year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Wealth and Personal Banking	324	301
Commercial Banking	121	276
Global Banking and Markets	552	571
Corporate Centre	263	201
Total	1,260	1,349

Reconciliation of alternative performance measures

Contents
56	Use of alternative performance measures
57	Alternative performance measure definitions
58	Constant currency revenue and profit before tax excluding notable items and strategic transactions
58	Return on average ordinary shareholders’ equity and return on average tangible equity
59	Return on average tangible equity by global business
59	Net asset value and tangible net asset value per ordinary share
59	Post-tax return and average total shareholders’ equity on average total assets
60	Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
60	Target basis operating expenses
60	Earnings per share excluding material notable items
61	Multi-jurisdictional revenue

Use of alternative performance
measures
Our reported results are prepared in accordance with IFRS Accounting
Standards as detailed in our interim condensed consolidated financial statements starting on page 110.
As described on page 29, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance
measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
In addition to the alternative performance measures set out in this section, a further alternative performance measure in relation to the
Group’s insurance manufacturing operations is set out on page 47.
Legal entities

56	HSBC Holdings plc Interim Report 2024 on Form 6-K
Alternative performance measure definitions

Alternative performance measure	Definition
Constant currency revenue excluding notable items1,	Reported revenue excluding notable items and the impact of foreign exchange translation[2]
Constant currency profit before tax excluding notable items[1]	Reported profit before tax excluding notable items and the impact of foreign exchange translation[2]
Constant currency revenue excluding notable items and strategic transactions[1]	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Constant currency profit before tax excluding notable items and strategic transactions[1]	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation[3]
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items[2]

Average ordinary shareholders’ equity adjusted for goodwill and intangibles and notable items[2]
Net asset value per ordinary share	Total ordinary shareholders’ equity[4]

Basic number of ordinary shares in issue excluding treasury shares
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[5]

Basic number of ordinary shares in issue excluding treasury shares
Post-tax return on average total assets	Profit after tax

Average total assets
Average total shareholders’ equity on average total assets	Average total shareholders’ equity

Average total assets
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers[6]
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL[6]

Constant currency average gross loans and advances to customers, including held for sale[6]
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items[7]
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts[8]

Weighted average number of ordinary shares outstanding, excluding own shares held
Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-
period comparisons.
2    For details of notable items, please refer to Supplementary financial information on page 40.
3    For details of strategic transactions, please refer to page 42.
4Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
5Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
6The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
7Other excluded items includes the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the impact of the sale of our retail banking operations in France and banking business in Canada.
8For details of material notable items and related impacts, please refer to page 60.

HSBC Holdings plc Interim Report 2024 on Form 6-K	57

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Revenue
Reported	37,292	36,876
Notable items	3,571	3,336
Reported revenue excluding notable items	33,721	33,540
Currency translation[1]		(465)
Constant currency revenue excluding notable items	33,721	33,075
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	178	613
Constant currency revenue excluding notable items and strategic transactions	33,543	32,462
Profit before tax
Reported	21,556	21,657
Notable items	3,489	3,265
Reported profit before tax excluding notable items	18,067	18,392
Currency translation[1]		(275)
Constant currency profit before tax excluding notable items	18,067	18,117
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	92	147
Constant currency profit before tax excluding notable items and strategic transactions	17,975	17,969
1  Currency translation on the reported balance excluding currency translation on notable items.
2  For more details of strategic transactions, please refer to page 42.
To aid the understanding of our results, we disclose constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions. The impacts of strategic transactions quoted include the distorting impact between the periods of the operating income statement results related to acquisitions and disposals that affect period-on-period comparisons. It is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period. We consider the monthly impacts of distorting income statement results when calculating the impact of strategic transactions.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Half-year ended
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	16,586	16,966
Impairment of goodwill and other intangible assets (net of tax)	123	29
Profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment	16,709	16,995
Impact of notable items[1]	(3,625)	(3,220)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	13,084	13,775
Equity
Average total shareholders’ equity	186,603	184,033
Effect of average preference shares and other equity instruments	(18,088)	(19,510)
Average ordinary shareholders’ equity	168,515	164,523
Effect of goodwill and other intangibles (net of deferred tax)	(11,573)	(11,316)
Average tangible equity	156,942	153,207
Average impact of notable items	(2,605)	(3,309)
Average tangible equity excluding notable items	154,337	149,898
Ratio	%	%
Return on average ordinary shareholders’ equity (annualised)	19.8	20.8
Return on average tangible equity (annualised)	21.4	22.4
Return on average tangible equity excluding notable items (annualised)	17.0	18.5
1For details of notable items please refer to Supplementary financial information on page 40.
From 1 January 2024, we have revised the adjustments made to return on average tangible equity (‘RoTE’). Prior to this, we adjusted RoTE for the impact of strategic transactions and the impairment of our investment in Bank of Communications Co., Limited (‘BoCom’), whereas from
1 January 2024 we have excluded all notable items. This was intended to improve alignment with the treatment of notable items in our other income statement disclosures. Comparatives have been re-presented on the revised basis and we no longer disclose RoTE excluding strategic transactions and the impairment of BoCom. On this basis, we will now target a RoTE in the mid-teens for both 2024 and 2025.
Reconciliation of alternative performance measures

58	HSBC Holdings plc Interim Report 2024 on Form 6-K

Return on average tangible equity by global business
	Half-year ended 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	6,458	6,463	3,813	4,822	21,556
Tax expense	(1,277)	(1,552)	(908)	(154)	(3,891)
Profit after tax	5,181	4,911	2,905	4,668	17,665
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(392)	(276)	(248)	(163)	(1,079)
Profit attributable to ordinary shareholders of the parent company	4,789	4,635	2,657	4,505	16,586
Other adjustments	(85)	138	(104)	174	123
Profit attributable to ordinary shareholders	4,704	4,773	2,553	4,679	16,709
Average tangible shareholders’ equity	30,890	43,982	36,557	45,512	156,942
RoTE (%) (annualised)	30.6	21.8	14.0	20.7	21.4

	Half-year ended 30 Jun 2023
Profit before tax	8,592	7,939	3,580	1,546	21,657
Tax expense	(1,740)	(1,532)	(683)	369	(3,586)
Profit after tax	6,852	6,407	2,897	1,915	18,071
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(428)	(293)	(275)	(109)	(1,105)
Profit attributable to ordinary shareholders of the parent company	6,424	6,114	2,622	1,806	16,966
Other adjustments	(91)	206	112	(198)	29
Profit attributable to ordinary shareholders	6,333	6,320	2,734	1,608	16,995
Average tangible shareholders’ equity	29,646	44,224	38,824	40,513	153,207
RoTE (%) (annualised)	43.1	28.8	14.2	8.0	22.4

Net asset value and tangible net asset value per ordinary share
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Total shareholders’ equity	183,293	185,329
Preference shares and other equity instruments	(18,825)	(17,719)
Total ordinary shareholders’ equity	164,468	167,610
Goodwill and intangible assets (net of deferred tax)	(11,359)	(11,900)
Tangible ordinary shareholders’ equity	153,109	155,710
Basic number of $0.50 ordinary shares outstanding	18,330	19,006
Value per share	$	$
Net asset value per ordinary share	8.97	8.82
Tangible net asset value per ordinary share	8.35	8.19

Post-tax return and average total shareholders’ equity on average total assets
	Half-year ended
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit after tax	17,665	18,071
Average total shareholders’ equity	186,603	184,033
Average total assets	3,031,753	3,116,401
Ratio	%	%
Post-tax return on average total assets (annualised)	1.2	1.2
Average total shareholders’ equity to average total assets	6.2	5.9

HSBC Holdings plc Interim Report 2024 on Form 6-K	59

ECL and other credit impairment charges as % of average gross loans and advances to customers, and other credit impairment charges as %
of average gross loans and advances to customers, including held for sale

	Half-year ended
	30 Jun 2024	30 Jun 2023
	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(1,066)	(1,345)
Currency translation		28
Constant currency	(1,066)	(1,317)
Average gross loans and advances to customers	947,479	960,452
Currency translation	(5,283)	(2,037)
Constant currency	942,196	958,415
Average gross loans and advances to customers, including held for sale	973,409	1,026,201
Currency translation	(6,199)	(3,105)
Constant currency	967,210	1,023,096
Ratios	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.23	0.28
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.22	0.26

Target basis operating expenses
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Reported operating expenses	16,296	15,457
Notable items	(82)	(71)
– disposals, acquisitions and related costs	(101)	(118)
– restructuring and other related costs[1]	19	47
Excluding the impact of the sale of our retail banking operations in France and banking business in Canada[2]	(162)	(494)
Currency translation[3]		(211)
Excluding the impact of retranslating prior year costs of hyperinflationary economies at a constant currency foreign exchange rate		302
Target basis operating expenses	16,052	14,983
1Relate to reversals of restructuring provisions recognised during 2022.
2This represents the business as usual costs which are not classified as notable items relating to our retail banking operations in France and banking business in
Canada. This does not include the disposal costs which relate to these transactions.
3Currency translation on reported operating expenses, excluding currency translation on notable items.
Target basis operating expenses for 2024 and for the 2023
comparative periods differ from what we disclosed in our 2023 results, when we were comparing against 2022 operating expenses.
The 2023 target basis excluded the impact of incremental costs associated with the acquisition of SVB UK, and the related
investments, whereas the 2024 target basis excludes the costs associated with our retail banking operations in France and our banking business in Canada. The exclusion of notable items and the impact of retranslating prior year results of hyperinflationary economies at constant currency are excluded in 2024, which is consistent with the 2023 basis of preparation. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management
considered when setting and assessing cost-related targets.

Basic earnings per share excluding material notable items and related impacts
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit attributable to shareholders of company	17,112	17,508
Coupon payable on capital securities classified as equity	(526)	(542)
Profit attributable to ordinary shareholders of company	16,586	16,966
Impact of acquisition of SVB UK	(2)	(1,507)
Impact of the sale of our retail banking operations in France (net of tax)	(53)	(1,629)
Impact of the sale of our banking business in Canada[1]	(4,949)	(54)
Impairment loss relating to the planned sale of our business in Argentina	1,192	—
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	12,774	13,776

Number of shares
Weighted average basic number of ordinary shares (millions)	18,666	19,693
Basic earnings per share ($)	0.89	0.86
Basic earnings per share excluding material notable items and related impacts ($)	0.68	0.70
1Represents gain on sale of business in Canada recognised on completion, inclusive of the earnings recognised by the banking business from 30 June 2022, the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.
Reconciliation of alternative performance measures

60	HSBC Holdings plc Interim Report 2024 on Form 6-K
Material notable items are a subset of notable items. Material notable items are components of our income statement that management would consider as outside the normal course of business and
generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.
Related impacts include those items that do not qualify for
designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio calculation.
Material notable items in 2Q24 and in 2023 included the planned sale of our business in Argentina, the sale of our retail banking operations in France, the sale of our banking business in Canada, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. In determining this measure, we also excluded
HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion of the sale, as the gain on sale was recognised through a combination of the consolidation of HSBC
Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion. For the planned sale of our business in Argentina, between signing and closing, the loss on sale will vary by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and the fair value of consideration including price adjustments and migration costs.
There were no additional related impacts, and the ongoing profits from HSBC Argentina will not be excluded from our basic earnings per share excluding material notable items and related impacts.
Multi-jurisdictional revenue
Multi-jurisdictional revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a mastergroup (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from CMB and GBM reported revenue the revenue we
generate from client facilitation in fixed income and equities, as well as other non-client revenue.
In WPB, we identify a customer as multi-jurisdictional if they bank with us in more than one of our 11 key markets. It is derived by excluding from WPB reported revenue the revenue from Canada and our retail business in France, as well as other non-customer income.

Wholesale multi-jurisdictional client revenue
Half-year to
30 Jun 2024
$bn
CMB and GBM revenue	19.6
Allocated revenue and other[1]	(1.1)
Client facilitation in Fixed Income and Equities	(2.7)
Wholesale client revenue	15.8
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	9.7
– domestic only clients	6.1

WPB multi-jurisdictional customer revenue
Half-year to
30 Jun 2024
$bn
WPB revenue	14.3
Allocated revenue and other[1]	(0.7)
France retail and Canada	(0.2)
WPB customer revenue	13.5
– international customer revenue	5.4
of which: customers banked in multiple jurisdictions (‘multi-jurisdictional’)	2.7
of which: non-resident and resident foreigner	2.7
– domestic only customers	8.1
1    Including allocations of Market Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the global businesses.

HSBC Holdings plc Interim Report 2024 on Form 6-K	61

Risk

Contents
62	Key developments in the first half of 2024
62	Geopolitical and macroeconomic risk
64	Credit risk
97	Treasury risk
107	Market risk
108	Insurance manufacturing operations risk

We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth.
All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our Group Risk and
Compliance function, led by the Group Chief Risk and Compliance
Officer, plays an important role in reinforcing our culture and values.
We are focused on creating an environment that encourages our people to speak up and do the right thing.
Group Risk and Compliance is independent from the global
businesses, including our sales and trading functions, to provide challenge, oversight and appropriate balance in risk/reward decisions.
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continuous monitoring, promotes risk awareness, and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk through our activities with regard to:
people and capabilities; governance; reporting and management information; credit risk management models; and data.
A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 136 to 139 of the Annual Report and Accounts 2023.
Key developments in the first half of
2024
In 2024, we have continued to manage risks related to
macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of the risk management framework. We also retained our focus on risk transformation and financial crime and continued to assess the
Group’s operational resilience capability whilst prioritising the most significant enterprise risks. We made progress with and continue to develop capabilities to address key risks described in our Annual
Report and Accounts 2023. More specifically, we sought to enhance our risk management in the following areas:
–We made progress on our comprehensive regulatory reporting
programme, which seeks to strengthen our global processes,
enhance consistency and improve controls across regulatory
reports. This programme remains a top priority and continues to enhance data, transform the reporting systems and uplift the control environment over the report production process.
–We continue to maintain a focus on our technology and
cybersecurity controls to improve the resilience and security of our technology services in response to the heightened external threat environment.
–We have improved the quality of our strategic change investment cases and control monitoring, and are transitioning to value streams and an integrated future state architecture to enhance our delivery of complex transformation portfolios and initiatives.
–We continue to enhance our model risk framework in response to changes in regulation and external factors. AI and machine learning models remain a key focus. Progress has been made in enhancing governance activity in this area with particular focus on generative
AI due to the pace of technological change and regulatory and wider interest in adoption and usage.
–We enhanced our processes, framework and capabilities to seek to improve the control and oversight of our material third parties to manage our operational resilience and meet new and evolving
regulatory requirements. We will continue to actively assess and manage our operational resilience.
–Through our climate risk programme, we made progress on
embedding climate considerations throughout the organisation, including through risk policy updates. We also developed risk metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis. We will continue with our climate risk programme to complete our annual materiality
assessment and make changes to our policies, processes and
capabilities to better embed climate considerations throughout the organisation.
–We deployed industry-leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate technological solutions to improve our capabilities in the detection and prevention of financial crime.
Geopolitical and macroeconomic risk
A busy election year in 2024 could imply uncertainty in some markets in response to shifting domestic and foreign policy priorities. Of our main markets, the United Kingdom, France and Mexico have already gone to the polls in 2024, with the United States set to follow in the second half of the year. The outcome of the United States elections in particular will be monitored closely given the potential for changes to economic and foreign policy that may have broader geographical implications.
The Israel-Hamas war continues but regional economic consequences have remained limited throughout the first half of 2024. Ceasefire negotiations have yet to achieve a resolution and conflict escalation remains a risk, illustrated by the strikes exchanged by Iran and Israel during the second quarter of 2024 and the increasing hostilities between Israel and Hezbollah. The US and UK announced additional sanctions against Iran in the first half of 2024 in response to attacks against Israel, and there remains a possibility that additional sanctions may be imposed on Iran for its reported role during the conflict, which could increase the risk within our operations. The US has also enacted legislation that, in part, provides authority to impose sanctions on persons owning ports, vessels, or refineries identified as engaging in certain transactions involving Iranian petroleum products.
The Russia-Ukraine war continues, but the economic effects have reduced as supply chains and economies have adjusted. Changes to the balance of the conflict remained limited during the first half of 2024, despite the approval of a new funding round for Ukrainian armaments by the US Congress. Escalation of the conflict and ongoing geopolitical instability could have implications for the Group and its customers.
HSBC actively monitors and responds to financial sanctions and trade restrictions that have been adopted in response to the conflict. These sanctions and trade restrictions are complex and evolving. In particular, the US, the UK and the EU, as well as other countries, have imposed
Risk

62	HSBC Holdings plc Interim Report 2024 on Form 6-K
significant sanctions and trade restrictions against Russia, including further sanctions during 2024. Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export and import bans and restrictions.
The secondary sanctions regime introduced by the US in December
2023 gives the US broad discretion to impose severe sanctions on non-
US banks that are knowingly, or even unknowingly, engaged in certain transactions or services involving Russia’s military-industrial base. The
US expanded the scope of these secondary sanctions in June 2024 to apply to Russian and non-Russian persons designated under the primary legal authority for Russian sanctions. The broad scope of the discretionary powers embedded in the regime creates challenges associated with the detection or prevention of third-party activities beyond our control. The imposition of such sanctions against any non-
US HSBC entity could result in significant adverse commercial, operational and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets.
Following a strategic review in 2022, HSBC Europe BV (a wholly-
owned subsidiary of HSBC Bank plc) entered into an agreement to sell its wholly-owned subsidiary HSBC Bank Russia (RR) (Limited
Liability Company), which was completed in May 2024. The name of the entity changed to Khvoya Bank in July 2024.
Key economic risks are monitored closely. During the second quarter, expectations for GDP growth improved across most of our major markets. Performance in the first half of 2024 was characterised by better-than-expected economic performance in the first quarter, and activity and survey indicators through the second quarter remain consistent with those updated forecasts. The strength of growth is reflected in the persistence of wage growth and inflationary pressure in the services sector in Europe and the US. This has prompted markets to reduce the amount by which they expect major central banks to ease monetary policy this year.
The European Central Bank (‘ECB’) was the first major central bank to cut interest rates, by 25bps in June 2024. The Bank of England and the Federal Reserve are expected to follow in the second half of
2024, but these expectations remain subject to a further weakening of service sector price pressures. Over the next 12 months, interest rate futures suggest that major central banks will cut interest rates by around 75bps. In mainland China, the People’s Bank of China has kept its policy on hold through the second quarter of 2024 after enacting a rate cut and changes to required reserves during the first quarter of
2024.
China’s economic performance was supported by a resilient state sector, although weak private sector confidence and persistent falls in commercial and residential real estate prices and transactions remain significant risk factors. Central government support measures will be key to a recovery in impacted sectors but there remains a risk that the scale and breadth of the support may be insufficient to correct structural imbalances in the economy. Real estate companies are expected to face challenges in the near future, including funding pressures. We closely monitor the sector, notably the risk of further credit migration and idiosyncratic defaults.
Hong Kong’s economic growth remains steady, however high
vacancy rates in the commercial real estate sector and the prolonged higher interest rate environment have added pressure to the
commercial real estate market. This has prompted a halt in
commercial land sales. Whilst some defaults have been observed we continue to closely monitor the risk of credit deterioration and defaults.
Global tensions over trade and technology are manifesting
themselves in divergent regulatory standards and compliance
regimes, presenting long-term strategic challenges for multinational businesses. The relationships between China and several other countries, including the US and the UK, remain complex. During the first half of 2024, both the US and EU raised the rate at which they level tariffs on a range of Chinese imports, including electric vehicles.
These have been imposed on the basis of unfair competition, where the Chinese government is accused of providing unfair subsidies to industry. These tariff actions risk reciprocation by China.
There is a continued risk of additional sanctions and trade restrictions being imposed by the US and other governments in relation to human rights, advanced technology, and other issues with China, and this could create a more complex operating environment for the Group and its customers.
In response to earlier measures, China has in turn imposed its own sanctions, trade restrictions and law enforcement measures on persons and entities in other countries.
These and any future measures and countermeasures that may be taken by the US, China and other countries may affect the Group, its customers and the markets in which the Group operates.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the Group. We maintain dialogue with our regulators in various jurisdictions on the impact of legal and regulatory obligations on our business and customers.
The financial impact on the Group of geopolitical risks in Asia is heightened due to the region’s relatively high contribution to the
Group’s profitability, particularly in Hong Kong.
The Group‘s policy is to comply with all applicable laws and regulations in all jurisdictions in which it operates. Geopolitical tensions and potential ambiguities in the Group’s compliance obligations will continue to present challenges and risks for the
Group. These could have a material adverse impact on the Group‘s business, financial condition, results of operations, prospects and strategy, as well as on the Group’s customers.
More stringent data privacy, national security and cybersecurity laws in a number of markets could pose potential challenges to intra-Group data sharing. These developments may affect our ability to manage financial crime risks across markets due to limitations on cross-border transfers of personal information.
Fiscal risks are also monitored closely, given the high levels of indebtedness and demands on government budgets from rising social welfare costs, defence and climate transition. Against a backdrop of slower growth and expectations for a high interest rate environment continuing for longer than previously anticipated, debt sustainability remains a concern, as does the capacity and willingness of markets to continue financing high deficits. The outcome of elections this year and the policy changes that may follow from that remain an area of current focus. We are monitoring the economic policy implications from elections in France, the upcoming budget and spending review being undertaken by the incoming government in the UK and
uncertainty relating to the outcome of the US election in November.
The persistence of above-target inflation and high interest rates has had an impact on ECL during the first half of 2024. The combined pressure of higher inflation and interest rates may impact the ability of our customers to repay their debt in certain markets. For retail portfolios where models do not sufficiently capture the interest rate and inflation risks, affordability pressure as a result of interest rate and inflation risks continues to be assessed through both models and management judgemental adjustments.

HSBC Holdings plc Interim Report 2024 on Form 6-K	63
ECL calculations are made with reference to forward economic guidance, using multiple economic scenarios. The Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial
Instruments’ calculations of ECL, assumes low growth, a gradual increase in unemployment and persistently higher interest rates across many of our key markets.
The Central scenario has been assigned a standard weighting that is aligned to its calibrated probability across all of our major markets.
The standard weighting reflects the further narrowing of forecast dispersion, reduced market volatility, and the view that forecasts sufficiently capture the current conjuncture and outlook.
There remains uncertainty with respect to the relationship between the economic drivers and the historical loss experience, which has required adjustments to modelled allowance for ECL in cases where we determined that our models were unable to capture the material underlying risks.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 69.
Credit risk

64	Overview
64	Credit risk in the first half of 2024
65	Summary of credit risk
67	Stage 2 decomposition
68	Assets held for sale
69	Measurement uncertainty and sensitivity analysis of ECL estimates
81	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
84	Credit quality of financial instruments
85	Personal lending
87	Wholesale lending
90	Commercial real estate
94	Supplementary information

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives or from holding assets in the form of debt securities.
Credit risk in the first half of 2024
There were no material changes to credit risk policy in the first half of
2024.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 147 of the Annual
Report and Accounts 2023.
At 30 June 2024, gross loans and advances to customers and banks of $1,051bn decreased by $11.7bn on a reported basis, compared with 31 December 2023. This included adverse foreign exchange movements of $16.4bn.
On a constant currency basis, the increase of $4.7bn was driven by a
$7.6bn rise in wholesale loans and advances to customers and a
$4.5bn rise in personal loans and advances to customers. These were partly offset by a $7.4bn decrease in loans and advances to banks.
On a constant currency basis, the rise in wholesale loans and advances to customers was driven by higher balances with non-bank financial institutions (up $5.7bn), mainly in HSBC Bank plc (up $4.7bn)
and HSBC Bank Middle East Limited (up $0.8bn). It also comprised an increase in corporate and commercial lending (up $1.9bn), mainly in
Singapore (up $1.8bn). This was partly offset by a decrease in
Argentina (down $0.5bn) due to the reclassification of our business in the country into ‘assets held for sale’.
On a constant currency basis, the rise in personal loans and advances to customers was mainly driven by increases in HSBC UK (up $2.6bn)
and our main entities in the US (up $1.1bn), Hong Kong (up $0.6bn)
and Mexico (up $0.4bn) mainly due to mortgage growth. This was partly offset by a decrease in Argentina (down $0.3bn) due to the reclassification of our business in the country into ‘assets held for sale‘.
The decrease in loans and advances to banks was driven by lower central bank balances and money market lending balances in
Singapore (down $4.8bn) and in the UK (down $2.4bn).
At 30 June 2024, the allowance for ECL of $11.1bn decreased by
$0.9bn compared with 31 December 2023, including favourable
foreign exchange movements of $0.3bn. The $11.1bn allowance
comprised $10.6bn in respect of assets held at amortised cost,
$0.4bn in respect of loan commitments and financial guarantees, and
$0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers decreased by $0.3bn from
31 December 2023. This comprised:
–a $0.3bn decrease in personal loans and advances to customers, observed in stages 1 and 2; and
–broadly unchanged allowances for ECL in wholesale loans and advances to customers, which included a $0.2bn increase driven by stage 3, offset by a $0.2bn decrease driven by stages 1 and 2.
In personal lending, the decrease in the allowance for ECL was mainly driven by lower allowances for unsecured lending portfolios in the UK, as performance remained resilient.
The Group ECL charge for the first six months of 2024 was $1.1bn, inclusive of recoveries. It comprised: $0.6bn in respect of wholesale lending, of which the stage 3 charge was $0.3bn; and $0.4bn in respect of personal lending, of which the stage 3 charge was $0.5bn.
Wholesale lending charges were recognised mainly in Hong Kong
($0.3bn). While the mainland China commercial real estate sector remained subdued, without signs of a sustained recovery, there has been limited new migration to the credit impaired category. As a result the impact on the stage 3 ECL charge was not significant during the period. Although the level of defaults increased in other commercial real estate exposures booked in Hong Kong during the period, there was no significant impact on ECL charges due to high collateralisation, with room for depreciation.
Personal lending charges reflected releases of allowances for ECL, mainly in the UK unsecured portfolio, partly offset by higher charges in Mexico associated with the evolution of unemployment trends and portfolio volume increases.
Risk

64	HSBC Holdings plc Interim Report 2024 on Form 6-K
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed. The allowance for ECL decreased from $12.0bn at 31 December 2023 to $11.1bn at 30 June 2024.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2024		At 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	948,767	(10,510)	949,609	(11,074)
Loans and advances to banks at amortised cost	102,070	(13)	112,917	(15)
Other financial assets measured at amortised cost	850,367	(158)	960,271	(422)
– cash and balances at central banks	277,112	—	285,868	—
– items in the course of collection from other banks	9,977	—	6,342	—
– Hong Kong Government certificates of indebtedness	43,026	—	42,024	—
– reverse repurchase agreements – non-trading	230,189	—	252,217	—
– financial investments	149,350	(12)	148,346	(20)
– assets held for sale[2]	3,907	(53)	103,186	(324)
– prepayments, accrued income and other assets[3]	136,806	(93)	122,288	(78)
Total gross carrying amount on-balance sheet	1,901,204	(10,681)	2,022,797	(11,511)
Loans and other credit-related commitments	638,635	(335)	661,015	(367)
Financial guarantees	16,343	(37)	17,009	(39)
Total nominal amount off-balance sheet[4]	654,978	(372)	678,024	(406)
	2,556,182	(11,053)	2,700,821	(11,917)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	318,238	(96)	302,348	(97)
1Total ECL is recognised in the loss allowance for the financial asset unless total ECL exceeds the gross carrying amount of the financial asset, in which case the
ECL is recognised as a provision.
2For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 68. At 30 June 2024, the gross carrying amount comprised $2,932m of loans and advances to customers and banks (31 December 2023: $84,075m) and $975m of other financial assets at amortised cost (31 December 2023: $19,111m). The corresponding allowance for ECL comprised $48m of loans and advances to customers and banks (31
December 2023: $303m) and $5m of other financial assets at amortised cost (31 December 2023: $21m). The significant reduction is due to the completion of the sales of our banking business in Canada in March 2024 and our retail banking operations in France in January 2024.
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’, as presented within the consolidated balance sheet on page 112, includes both financial and non-financial assets.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change for expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the
financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–Purchased or originated credit-impaired financial assets (‘POCI’):
Financial assets that are purchased or originated at a deep
discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

HSBC Holdings plc Interim Report 2024 on Form 6-K	65

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2024
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	817,943	108,080	22,662	82	948,767	(1,112)	(2,399)	(6,964)	(35)	(10,510)	0.1	2.2	30.7	42.7	1.1
– personal	395,653	47,199	3,602	—	446,454	(551)	(1,119)	(820)	—	(2,490)	0.1	2.4	22.8	—	0.6
– corporate and commer- cial	346,248	58,178	18,556	82	423,064	(509)	(1,245)	(5,968)	(35)	(7,757)	0.1	2.1	32.2	42.7	1.8
– non-bank financial institutions	76,042	2,703	504	—	79,249	(52)	(35)	(176)	—	(263)	0.1	1.3	34.9	—	0.3
Loans and advances to banks at amortised cost	101,231	837	2	—	102,070	(9)	(2)	(2)	—	(13)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	847,374	2,553	440	—	850,367	(96)	(26)	(36)	—	(158)	—	1.0	8.2	—	—
Loans and other credit- related commit- ments	612,493	25,181	958	3	638,635	(149)	(123)	(63)	—	(335)	—	0.5	6.6	—	0.1
– personal	253,611	3,454	275	—	257,340	(33)	—	(2)	—	(35)	—	—	0.7	—	—
– corporate and commer- cial	224,261	16,916	667	3	241,847	(106)	(115)	(59)	—	(280)	—	0.7	8.8	—	0.1
– financial	134,621	4,811	16	—	139,448	(10)	(8)	(2)	—	(20)	—	0.2	12.5	—	—
Financial guarantees	14,523	1,526	294	—	16,343	(7)	(12)	(18)	—	(37)	—	0.8	6.1	—	0.2
– personal	1,241	11	—	—	1,252	—	—	—	—	—	—	—	—	—	—
– corporate and commer- cial	9,509	1,215	241	—	10,965	(6)	(12)	(17)	—	(35)	0.1	1.0	7.1	—	0.3
– financial	3,773	300	53	—	4,126	(1)	—	(1)	—	(2)	—	—	1.9	—	—
At 30 Jun 2024	2,393,564	138,177	24,356	85	2,556,182	(1,373)	(2,562)	(7,083)	(35)	(11,053)	0.1	1.9	29.1	41.2	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI‘).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are
30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing
(30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2024
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	108,080	103,970	2,406	1,704	(2,399)	(1,966)	(189)	(244)	2.2	1.9	7.9	14.3
– personal	47,199	44,543	1,682	974	(1,119)	(741)	(170)	(208)	2.4	1.7	10.1	21.4
– corporate and commercial	58,178	56,783	701	694	(1,245)	(1,191)	(18)	(36)	2.1	2.1	2.6	5.2
– non-bank financial institutions	2,703	2,644	23	36	(35)	(34)	(1)	—	1.3	1.3	2.7	—
Loans and advances to banks at amortised cost	837	837	—	—	(2)	(2)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	2,553	2,377	25	151	(26)	(17)	(5)	(4)	1.0	0.7	20.0	2.6
1The days past due amounts presented above are on a contractual basis.
Risk

66	HSBC Holdings plc Interim Report 2024 on Form 6-K

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	809,384	120,871	19,273	81	949,609	(1,130)	(2,964)	(6,950)	(30)	(11,074)	0.1	2.5	36.1	37.0	1.2
– personal	396,534	47,483	3,505	—	447,522	(579)	(1,434)	(854)	—	(2,867)	0.1	3.0	24.4	—	0.6
– corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)	0.1	2.2	38.6	37.0	1.8
– non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)	0.1	0.8	39.8	—	0.5
Loans and advances to banks at amortised cost	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	946,873	12,734	664	—	960,271	(109)	(132)	(181)	—	(422)	—	1.0	27.3	—	—
Loans and other credit-related commitments	630,949	28,922	1,140	4	661,015	(153)	(128)	(86)	—	(367)	—	0.4	7.5	—	0.1
– personal	253,183	3,459	355	—	256,997	(23)	—	(2)	—	(25)	—	—	0.6	—	—
– corporate and commercial	246,210	20,928	736	4	267,878	(120)	(119)	(83)	—	(322)	—	0.6	11.3	—	0.1
– financial	131,556	4,535	49	—	136,140	(10)	(9)	(1)	—	(20)	—	0.2	2.0	—	—
Financial guarantees	14,746	1,879	384	—	17,009	(7)	(7)	(25)	—	(39)	—	0.4	6.5	—	0.2
– personal	1,106	13	—	—	1,119	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	10,157	1,290	330	—	11,777	(6)	(6)	(24)	—	(36)	0.1	0.5	7.3	—	0.3
– financial	3,483	576	54	—	4,113	(1)	(1)	(1)	—	(3)	—	0.2	1.9	—	0.1
At 31 Dec 2023	2,513,431	165,842	21,463	85	2,700,821	(1,409)	(3,234)	(7,244)	(30)	(11,917)	0.1	2.0	33.8	35.3	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit impaired (‘POCI‘).

Stage 2 days past due analysis at 31 December 2023
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	120,871	116,320	2,571	1,980	(2,964)	(2,458)	(245)	(261)	2.5	2.1	9.5	13.2
– personal	47,483	44,634	1,785	1,064	(1,434)	(974)	(214)	(246)	3.0	2.2	12.0	23.1
– corporate and commercial	69,738	68,446	697	595	(1,500)	(1,454)	(31)	(15)	2.2	2.1	4.4	2.5
– non-bank financial institutions	3,650	3,240	89	321	(30)	(30)	—	—	0.8	0.9	—	—
Loans and advances to banks at amortised cost	1,436	1,424	—	12	(3)	(3)	—	—	0.2	0.2	—	—
Other financial assets measured at amortised cost	12,734	12,417	171	146	(132)	(113)	(9)	(10)	1.0	0.9	5.3	6.8
1The days past due amounts presented above are on a contractual basis.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2024.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 348 of the Annual Report and
Accounts 2023.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page
348 of the Annual Report and Accounts 2023.

HSBC Holdings plc Interim Report 2024 on Form 6-K	67

Loans and advances to customers and banks[1]
	At 30 Jun 2024
	Loans and advances to customers			Loans and advances to banks at amortised cost	Total stage 2
	Personal	Corporate and commercial	Non-bank financial institutions

	$m	$m	$m	$m	$m
Quantitative	39,918	43,152	2,008	667	85,745
Qualitative	7,208	14,593	695	170	22,666
30 DPD backstop[2]	73	433	—	—	506
Total gross carrying amount	47,199	58,178	2,703	837	108,917

Quantitative	(982)	(1,034)	(31)	(1)	(2,048)
Qualitative	(131)	(206)	(4)	(1)	(342)
30 DPD backstop[2]	(6)	(5)	—	—	(11)
Total allowance for ECL	(1,119)	(1,245)	(35)	(2)	(2,401)

ECL coverage %	2.4	2.1	1.3	0.2	2.2

	At 31 Dec 2023
Quantitative	35,742	53,034	2,955	781	92,512
Qualitative	11,678	16,241	653	642	29,214
30 DPD backstop[2]	63	463	42	13	581
Total gross carrying amount	47,483	69,738	3,650	1,436	122,307

Quantitative	(1,103)	(1,225)	(24)	(1)	(2,353)
Qualitative	(324)	(270)	(6)	(2)	(602)
30 DPD backstop[2]	(7)	(5)	—	—	(12)
Total allowance for ECL	(1,434)	(1,500)	(30)	(3)	(2,967)

ECL coverage %	3.0	2.2	0.8	0.2	2.4
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2Days past due (‘DPD’).
Assets held for sale
During the first half of 2024, we completed the sales of our banking business in Canada, our retail banking operations in France and our business in Russia.
At 30 June 2024, the most material balance held for sale came from our business in Argentina. Although there was a reclassification on the balance sheet, there was no separate income statement
reclassification. As a result, charges for changes in allowances for
ECL shown in the credit risk disclosures include charges relating to financial assets classified as ‘assets held for sale’.
‘Loans and other credit-related commitments’ and ‘financial
guarantees’, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
	At 30 Jun 2024		At 31 Dec 2023
	Total gross loans and advances	Allowance for ECL	Total gross loans and advances	Allowance for ECL
	$m	$m	$m	$m
As reported	1,050,837	(10,523)	1,062,526	(11,089)
Reported in ‘Assets held for sale’	2,932	(48)	84,075	(303)
Total	1,053,769	(10,571)	1,146,601	(11,392)

At 30 June 2024, gross loans and advances of our business in
Argentina were $2,214m, and the related allowances for ECL were
$39m.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group sale as a whole.
For further details of the carrying amount and the fair value at 30 June
2024 of loans and advances to banks and customers classified as held for sale, see Note 15 on the interim condensed consolidated financial statements.
Risk

68	HSBC Holdings plc Interim Report 2024 on Form 6-K

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
	Business in Argentina		Banking business in Canada		Retail banking operations in France		Other		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	1,598	(39)	—	—	—	—	703	(9)	2,301	(48)
– personal	558	(28)	—	—	—	—	304	(1)	862	(29)
– corporate and commercial	1,040	(11)	—	—	—	—	310	(8)	1,350	(19)
– non-bank financial institutions	—	—	—	—	—	—	89	—	89	—
Loans and advances to banks at amortised cost	616	—	—	—	—	—	15	—	631	—
At 30 Jun 2024	2,214	(39)	—	—	—	—	718	(9)	2,932	(48)

Loans and advances to customers at amortised cost	—	—	56,349	(220)	16,984	(82)	255	(1)	73,588	(303)
– personal	—	—	27,071	(95)	13,920	(79)	140	(1)	41,131	(175)
– corporate and commercial	—	—	27,789	(120)	3,012	(3)	—	—	30,801	(123)
– non-bank financial institutions	—	—	1,489	(5)	52	—	115	—	1,656	(5)
Loans and advances to banks at amortised cost	—	—	154	—	10,333	—	—	—	10,487	—
At 31 Dec 2023	—	—	56,503	(220)	27,317	(82)	255	(1)	84,075	(303)
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-
weight the results to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
The Central scenario is constructed to reflect the latest
macroeconomic expectations. Outer scenarios incorporate the
crystallisation of economic and geopolitical risks, including those relating to the outcome of recent and future elections, the Israel-
Hamas war and disruptions in the Red Sea.
Management judgemental adjustments are used where modelled
ECL does not fully reflect the identified risks and related uncertainty or to capture significant late-breaking events.
At 30 June 2024, there was an overall reduction in management judgemental adjustments compared with 31 December 2023, as
modelled outcomes better reflected the key risks.
Methodology
At 30 June 2024, four economic scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and distributional estimates each quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the
Downside 2, represents management’s view of severe downside risks.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to forecast probability distributions for select markets that capture economists’ views of the entire range of economic outcomes. In the later years of those scenarios, projections revert to long-term consensus trend expectations. Reversion to trend is done with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario that explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends.
The consensus Downside and the consensus Upside scenarios are each calibrated to be consistent with a 10% probability. The Downside
2 is calibrated to a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However,
management may choose to depart from this probability-based
scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
In the second quarter of 2024, the assigned scenario weights were consistent with their calibrated probabilities, the same as in the fourth quarter of 2023. Economic forecasts for the Central scenario improved modestly, and the dispersion within consensus forecast panels remained low. Risks, including the increased policy uncertainty relating to the outcome of elections across key markets and elevated
geopolitical tensions, were deemed to be reflected in the Downside scenarios.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section are formed by
HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture potential crystallisation of key economic and financial risks and alternative paths for economic variables.
In our key markets, GDP forecasts in the Central scenario have improved in the second quarter of 2024 compared with the fourth quarter of 2023, particularly in the US. At the same time, expectations for interest rate cuts have been scaled back. In the second quarter of
2024, risks to the economic outlook included a number of significant geopolitical issues and uncertainty relating to election outcomes.

HSBC Holdings plc Interim Report 2024 on Form 6-K	69
Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the re-acceleration of inflation, a rise in interest rates and global recession.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
GDP growth is expected to slow in 2024 relative to the previous year in the US and Europe, as elevated interest rates continue to squeeze household finances and corporate margins. Inflation is expected to continue to decline, as wage growth and services inflation moderate.
Lower inflation and looser labour market conditions are expected to enable major central banks to embark on a gradual reduction in policy rates. Growth only recovers to its long-term expected trend in later years.
In mainland China and Hong Kong, GDP growth is also expected to be slower in 2024 relative to 2023 amid weaker private sector
confidence, falling property valuations and moderate global trade growth. Despite those headwinds, growth in mainland China is still expected to remain close to the official target as authorities have increased fiscal and monetary support to the economy. In Hong Kong, the continued recovery in the tourism and related sectors is expected to continue, while the recent suspension of property transaction taxes is expected to bring about a gradual recovery in the market towards the end of the year.
Global GDP is expected to grow by 2.5% in 2024 in the Central scenario and the average rate of global GDP growth is forecast to be
2.6% over the entire forecast period. This is below the average growth rate reported over the five-year period prior to the onset of the pandemic of 2.9%.
The key features of our Central scenario are:
–GDP growth rates in our main markets are expected to slow in 2024 relative to 2023. Across most of our key markets weaker growth is caused by high interest rates, which act to deter consumption and investment.
–In most markets, unemployment is expected to remain flat or rise moderately from current levels. The exceptions are Mexico, where unemployment is expected to rise more quickly back towards its long-term average, and France where structural reforms are
expected to enable unemployment to fall from current levels.
–Inflation is expected to fall as services inflation and wage growth moderates. It is anticipated that inflation converges towards central banks’ target rates in 2025. In mainland China, weak consumption and excess supply have caused inflation to drop
sharply but further policy support lifts demand and inflation rises over the scenario.
–Weak conditions in housing markets are expected to persist
through 2024 and 2025 in many of our main markets, including the
UK, Hong Kong and mainland China. Higher interest rates and, in many cases, declining prices are expected to depress activity. In the US, limited housing supply is expected to ensure that house prices rise strongly.
–Challenging conditions are also forecast to continue in the commercial property sector in a number of our key markets.
Structural changes to demand in the office segment in particular are driving lower valuations.
–Policy interest rates in key markets are forecast to have peaked and are projected to decline in 2024. In the longer term, they are expected to remain at a higher level than in the pre-pandemic period.
–The Brent crude oil price is forecast to average around $81 per barrel over the forecast period.
The Central scenario was created from consensus forecasts available in late May, and reviewed continually until the end of June 2024. In accordance with HSBC’s scenario framework, a probability weight of
75% has been assigned to the Central scenario across all major markets.
The following table describes key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 3Q24-2Q29 (as at 2Q24)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.5	2.4	2.9	4.9	0.8	3.8	2.3
2025	1.2	1.7	2.8	4.4	1.3	4.1	1.9
2026	1.6	2.0	2.5	4.2	1.5	3.7	2.2
2027	1.7	2.0	2.5	3.9	1.4	3.6	2.2
2028	1.6	1.9	2.4	3.7	1.3	3.0	2.2
5-year average[1]	1.4	1.9	2.6	4.1	1.3	3.6	2.2
Unemployment rate (%)
2024	4.5	4.0	3.0	5.2	7.6	2.6	2.7
2025	4.7	4.1	3.0	5.1	7.5	2.6	3.2
2026	4.5	3.9	3.0	5.1	7.0	2.6	3.3
2027	4.5	3.9	3.0	5.0	6.9	2.6	3.3
2028	4.5	3.9	3.0	5.0	6.6	2.6	3.4
5-year average[1]	4.6	4.0	3.0	5.1	7.0	2.6	3.2
House prices (annual average growth rate, %)
2024	0.0	5.8	(8.7)	(5.7)	(3.7)	16.1	7.8
2025	1.2	3.9	0.8	(1.0)	2.7	6.9	4.2
2026	3.2	3.3	4.3	0.6	4.1	4.2	3.8
2027	3.4	3.7	2.4	1.9	4.3	2.8	3.8
2028	2.4	3.0	2.6	2.3	3.8	1.6	3.8
5-year average[1]	2.3	3.5	1.7	0.4	3.1	4.6	4.2
Inflation (annual average growth rate, %)
2024	2.6	3.2	2.1	0.8	2.5	2.5	4.3
2025	2.2	2.4	2.1	1.6	1.9	2.1	3.7
2026	2.1	2.3	2.2	1.9	1.8	2.2	3.5
2027	2.2	2.3	2.3	1.9	1.9	2.0	3.4
2028	2.1	2.2	2.3	1.9	1.9	1.9	3.4
5-year average[1]	2.2	2.4	2.2	1.8	1.9	2.1	3.5

Risk

70	HSBC Holdings plc Interim Report 2024 on Form 6-K

Consensus Central scenario 3Q24-2Q29 (as at 2Q24) (continued)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
Central bank policy rate (annual average, %)[2]
2024	5.2	5.3	5.7	3.4	3.8	5.3	10.8
2025	4.6	4.6	5.0	3.4	3.1	4.7	9.6
2026	4.0	4.1	4.4	3.6	2.7	4.1	8.7
2027	3.8	3.9	4.2	3.7	2.5	3.9	8.4
2028	3.6	3.8	4.1	3.9	2.5	3.8	8.3
5-year average[1]	4.0	4.2	4.5	3.7	2.8	4.2	8.9
1The five-year average is calculated over a projected period of 20 quarters from 3Q24 to 2Q29.
2For China, rate shown is the Loan Prime Rate.

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	1.0	2.6	4.5	0.8	3.7	1.9
2025	1.2	1.8	2.7	4.4	1.5	4.0	2.2
2026	1.7	2.1	2.6	4.3	1.6	3.8	2.3
2027	1.6	2.0	2.6	3.8	1.5	3.4	2.4
2028	1.6	2.0	2.6	3.9	1.5	3.4	2.4
5-year average[1]	1.3	1.8	2.6	4.2	1.4	3.6	2.2
Unemployment rate (%)
2024	4.7	4.3	3.0	5.2	7.5	2.6	2.9
2025	4.6	4.2	3.0	5.1	7.3	2.6	2.9
2026	4.3	4.0	3.2	5.1	7.0	2.6	2.9
2027	4.2	4.0	3.2	5.1	6.8	2.6	2.9
2028	4.2	4.0	3.2	5.1	6.8	2.6	2.9
5-year average[1]	4.4	4.1	3.1	5.1	7.1	2.6	2.9
House prices (annual average growth rate, %)
2024	(5.5)	2.9	(6.6)	(0.6)	(1.0)	12.6	6.5
2025	0.1	2.7	(0.7)	1.1	2.4	7.7	4.2
2026	3.5	3.1	2.6	2.6	4.0	4.4	4.2
2027	3.0	2.7	2.8	4.0	4.4	2.6	4.0
2028	3.0	2.1	3.0	4.5	4.0	2.3	4.0
5-year average[1]	0.8	2.7	0.2	2.3	2.8	5.9	4.6
Inflation (annual average growth rate, %)
2024	3.2	2.7	2.1	1.8	2.7	2.3	4.2
2025	2.2	2.2	2.1	2.0	1.8	2.2	3.6
2026	2.2	2.3	2.2	2.1	1.7	2.1	3.5
2027	2.3	2.2	2.4	2.0	1.9	2.1	3.5
2028	2.3	2.2	2.4	2.0	2.1	2.1	3.5
5-year average	2.4	2.3	2.2	2.0	2.0	2.1	3.7
Central bank policy rate (annual average, %)[2]
2024	5.0	5.0	5.4	3.2	3.6	5.1	10.4
2025	4.3	4.0	4.4	3.3	2.8	4.1	8.6
2026	3.9	3.7	4.1	3.5	2.6	3.7	7.9
2027	3.8	3.7	4.1	3.7	2.6	3.7	7.9
2028	3.7	3.8	4.1	3.9	2.7	3.8	8.1
5-year average[1]	4.1	4.1	4.4	3.5	2.9	4.1	8.6
1    The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.
2For China, rate shown is the Loan Prime Rate.

HSBC Holdings plc Interim Report 2024 on Form 6-K	71
The graphs compare the respective Central scenario with current economic expectations beginning in the second quarter of 2024.
GDP growth: Comparison of Central scenarios

Hong Kong

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 2.6%
2Q24 Central 5Y Average: 2.6%

Note: Real GDP shown as year-on-year percentage change.

UK

4.0
3.0
2.0
1.0
0.0
-1.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 1.3%
2Q24 Central 5Y Average: 1.4%

Note: Real GDP shown as year-on-year percentage change.

Mainland China

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 4.2%
2Q24 Central 5Y Average: 4.1%

Note: Real GDP shown as year-on-year percentage change.

US

4.0
3.0
2.0
1.0
0.0
-1.0
2023
2024
2025
2026
2027
2028
2029
4Q23 Central
2Q24 Central

4Q23 Central 5Y Average: 1.8%
2Q24 Central 5Y Average: 1.9%

Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared to the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to the long-run trend expectations. It also incorporates a faster fall in the rate of inflation than incorporated in the Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include a faster reduction in central bank policy interest rates, a de-escalation in geopolitical tensions as the Israel-Hamas and Russia-
Ukraine wars move towards conclusions, and an improvement in the
US-China relationship.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q24–2Q29)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.5	(2Q29)	14.9	(2Q29)	20.8	(2Q29)	28.7	(2Q29)	9.2	(2Q29)	27.4	(2Q29)	17.3	(2Q29)
Unemployment rate (%, min)[2]	2.9	(2Q26)	3.1	(2Q26)	2.5	(1Q25)	4.8	(2Q26)	6.1	(2Q26)	2.1	(2Q26)	2.6	(1Q25)
House price index (%, start-to-peak)[1]	19.1	(2Q29)	27.7	(2Q29)	22.9	(2Q29)	8.1	(2Q29)	22.4	(2Q29)	26.8	(2Q29)	28.0	(2Q29)
Inflation rate (YoY % change, min)[3]	0.8	(2Q25)	1.1	(2Q25)	0.8	(2Q25)	0.2	(2Q25)	1.1	(2Q25)	1.4	(2Q25)	2.5	(2Q25)
Central bank policy rate (%, min)[2]	3.6	(4Q28)	3.8	(4Q28)	4.1	(4Q28)	3.3	(2Q25)	2.5	(3Q28)	3.8	(4Q28)	8.2	(3Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3Lowest projected year-on-year percentage change in inflation in the scenario.
Risk

72	HSBC Holdings plc Interim Report 2024 on Form 6-K

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	14.3	(4Q28)	21.8	(4Q28)	30.4	(4Q28)	10.4	(4Q28)	30.7	(4Q28)	17.8	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	3.1	(2Q25)	2.4	(3Q24)	4.8	(4Q25)	6.2	(4Q25)	2.0	(4Q25)	2.4	(3Q24)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	21.9	(4Q28)	17.9	(4Q28)	19.7	(4Q28)	19.6	(4Q28)	34.2	(4Q28)	30.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.4	(1Q25)	0.3	(4Q24)	0.6	(3Q24)	1.5	(3Q24)	1.4	(1Q25)	2.7	(1Q25)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	3.7	(2Q27)	4.1	(1Q27)	3.1	(3Q24)	2.6	(2Q26)	3.7	(1Q27)	7.8	(2Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3Lowest projected year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include an escalation of geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.
As the geopolitical environment remains volatile and complex, risks include:
–a broader and more prolonged conflict in the Middle East that undermines confidence, drives an increase in global energy costs and reduces trade and investment;
–continued differences between the US and China, which lead to increased trade frictions and higher inflation, due to an escalation in tariff actions and rising costs;
–a potential escalation in the Russia-Ukraine war, which expands beyond Ukraine’s borders, and further disrupts energy, fertiliser and food supplies; and
–election outcomes that deliver adverse policies that work to undermine global trade growth and international supply chains.
High inflation and higher interest rates also remain key risks given the pressure on household budgets and firms’ costs. A wage-price spiral, triggered by higher inflation and labour supply shortages, could put sustained upward pressure on wages and services prices, aggravating cost pressures and increasing the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates, significantly higher defaults and, ultimately, a deep economic recession.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate, and commodity prices and inflation fall again.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q24–2Q29)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.7)	(3Q26)	(1.2)	(1Q25)	(2.3)	(4Q24)	(2.3)	(4Q24)	(0.3)	(1Q25)	0.3	(3Q24)	(0.9)	(3Q25)
Unemployment rate (%, max)[2]	6.3	(3Q25)	5.1	(1Q25)	4.4	(2Q26)	6.6	(2Q26)	8.5	(1Q25)	3.4	(3Q25)	3.7	(4Q25)
House price index (%, start-to-trough)[1]	(5.9)	(4Q25)	(0.2)	(3Q24)	(5.2)	(2Q25)	(9.8)	(1Q26)	(0.5)	(4Q24)	(0.2)	(3Q24)	0.7	(3Q24)
Inflation rate (YoY % change, max)[3]	3.4	(2Q25)	3.8	(4Q24)	3.8	(2Q25)	3.1	(1Q25)	3.5	(1Q25)	2.6	(2Q25)	6.1	(2Q25)
Central bank policy rate (%, max)[2]	5.6	(3Q24)	5.8	(3Q24)	6.2	(3Q24)	3.5	(4Q24)	4.1	(1Q25)	5.9	(3Q24)	12.0	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(1.4)	(3Q24)	(1.6)	(3Q25)	(1.5)	(1Q24)	(0.3)	(2Q24)	1.4	(1Q24)	(0.3)	(4Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	5.6	(4Q24)	4.7	(4Q25)	6.9	(4Q25)	8.5	(4Q24)	3.7	(4Q25)	3.5	(4Q25)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.3)	(3Q24)	(9.6)	(4Q24)	(7.1)	(3Q25)	(1.2)	(3Q24)	0.3	(1Q24)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.5	(4Q24)	3.8	(3Q24)	3.5	(4Q24)	3.8	(2Q24)	3.0	(1Q24)	6.5	(4Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	5.6	(1Q24)	6.0	(1Q24)	3.2	(3Q24)	4.2	(1Q24)	5.7	(1Q24)	12.0	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3The highest projected year-on-year percentage change in inflation in the scenario.

HSBC Holdings plc Interim Report 2024 on Form 6-K	73
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including a further escalation of geopolitical crises globally, which creates severe supply disruptions to goods and energy markets.
In the scenario, as inflation surges and central banks tighten monetary policy further, confidence evaporates. However, this impulse is assumed to prove short-lived, as recession takes hold, causing a sharp fall in demand, leading commodity prices to correct sharply and global price inflation to fall.
The following table describes key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario (3Q24–2Q29)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(4Q25)	(4.1)	(3Q25)	(8.0)	(3Q25)	(7.7)	(2Q25)	(7.4)	(3Q25)	(7.0)	(4Q25)	(8.7)	(1Q26)
Unemployment rate (%, max)[2]	8.4	(4Q25)	8.9	(1Q26)	6.4	(2Q25)	6.6	(4Q26)	10.2	(2Q26)	4.9	(1Q25)	5.4	(4Q25)
House price index (%, start-to-trough)[1]	(29.7)	(2Q26)	(15.6)	(2Q25)	(35.8)	(2Q27)	(28.1)	(3Q26)	(15.0)	(4Q26)	(14.0)	(4Q26)	0.7	(3Q24)
Inflation rate (YoY % change, max)[3]	10.2	(4Q24)	5.0	(4Q24)	4.3	(2Q25)	5.4	(1Q25)	8.6	(4Q24)	3.5	(2Q25)	6.5	(2Q25)
Central bank policy rate (%, max)[2]	5.9	(3Q24)	6.0	(3Q24)	6.4	(3Q24)	4.0	(1Q25)	5.0	(3Q24)	6.1	(3Q24)	12.4	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3 The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(4.6)	(1Q25)	(8.2)	(1Q25)	(6.4)	(1Q25)	(6.6)	(1Q25)	(4.9)	(2Q25)	(8.1)	(2Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	9.3	(2Q25)	6.4	(4Q24)	7.0	(4Q25)	10.2	(4Q25)	4.3	(3Q24)	4.9	(2Q25)
House price index (%, start-to-trough)[1]	(30.2)	(4Q25)	(14.7)	(4Q24)	(32.8)	(3Q26)	(25.5)	(4Q25)	(14.5)	(2Q26)	(2.9)	(4Q25)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	4.8	(2Q24)	4.1	(3Q24)	4.1	(4Q24)	8.6	(2Q24)	3.5	(2Q24)	7.0	(4Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	6.1	(1Q24)	6.4	(1Q24)	4.1	(3Q24)	5.2	(1Q24)	6.1	(1Q24)	12.7	(3Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy rate in the scenario. For China, the rate shown is the Loan Prime rate.
3 The highest projected year-on-year percentage change in inflation in the scenario.
Scenario weightings
In reviewing the economic environment, the level of risk and uncertainty, management has considered both global and country-
specific factors.
In the second quarter of 2024, key considerations around uncertainty attached to the Central scenario projections focused on:
–the announcements of elections in the UK and France, as well as the forthcoming election in the US. Potential policy uncertainty arising from these elections was a major discussion point;
–the lagged impact of elevated interest rates on household finances and businesses, and the implications of volatility in monetary policy expectations on growth and employment;
–estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the UK Office for National
Statistics;
–the outlook for real estate in our key markets, particularly in the
US, UK, Hong Kong and mainland China; and
–geopolitical risks, including tensions in the Middle East and the
Russia-Ukraine war.
Although these risk factors remain significant, management assessed that they were adequately reflected in the scenarios at their calibrated probabilities.
It was noted that economic forecasts had improved modestly and dispersion of forecasts around the consensus have either remained stable, or have moved lower. Similarly, financial market measures of volatility also remained very low through the second quarter of 2024.
This has led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework.
This entailed assigning a 75% probability weighting to the Central scenario in our major markets. The consensus Upside scenario was assigned a 10% weighting, and the consensus Downside scenario was given 10%. The Downside 2 was assigned a 5% weighting.
In support of the decision, it was noted that policymakers in mainland
China are expected to implement additional stimulus measures to support the economy, which would reduce the uncertainty attached to current forecasts. Hong Kong faces a similar backdrop, where targeted policy support is expected to ensure a steady pace of economic growth.
In respect of the discussion around elections, management concluded that the UK Central scenario already incorporated information around the future government and its policies. The subsequent election outcome result has not changed any scenario assumptions. By
contrast, election outcomes in France and the US were considered less certain and forecasts assume policy continuity in the respective
Central scenarios as a result. Outer scenarios were assessed to adequately reflect the current downside risks.
For the UAE, it was observed that geopolitical risks have remained high since the outbreak of the Israel-Hamas war; that economic and market impacts have been limited; that oil production remains unaffected; and that escalation risks appear contained.
Management concluded that consensus expectations for Mexico
were consistent with its view of the economic outlook, while assessments of uncertainty were also aligned to historical averages.
Risk

74	HSBC Holdings plc Interim Report 2024 on Form 6-K
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	France	UAE	Mexico
2Q24
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

4Q23
Upside	10	10	10	10	10	10	10	10
Central	75	75	75	75	75	75	75	75
Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5
At 30 June 2024, the consensus Upside and Central scenarios for our main markets had a combined weighting of 85%, the same as at
31 December 2023.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

Mainland China

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

US

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2023
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

HSBC Holdings plc Interim Report 2024 on Form 6-K	75
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 30 June 2024. These included:
–the selection and configuration of economic scenarios, given the constant change in economic conditions and distribution of
economic risks; and
–estimating the economic effects of those scenarios on ECL, where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are reflected in ECL
calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 162 of the Annual Report and Accounts 2023. Models are used to reflect economic scenarios in ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where
required.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs/outputs using adjustments to ECL based on management judgement and quantitative analysis for
impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the
governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 147 of the Annual Report and Accounts 2023).
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental
adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also
‘Other adjustments’, which are made to address process limitations, data/model deficiencies and can also include where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
‘Management judgemental adjustments’ and ‘Other adjustments’
constitute the total value of adjustments to modelled allowance for
ECL. For the wholesale portfolio, defaulted exposures are assessed individually and management judgemental adjustments are made only to the performing portfolio.
At 30 June 2024, there was a $0.4bn reduction in management
judgemental adjustments compared with 31 December 2023.
Management judgemental adjustments made in estimating the reported ECL at 30 June 2024 are set out in the following table.

Management judgemental adjustments to ECL at 30 June 2024[1]
	Retail	Wholesale[3]	Total
	$bn	$bn	$bn
Modelled ECL (A)[4]	2.7	2.1	4.8
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.2	0.2
Other credit judgements	0.1		0.1
Total management judgemental adjustments (B)[5]	0.1	0.2	0.3
Other adjustments (C)[6]	(0.2)	(0.1)	(0.3)
Final ECL (A + B + C)[7]	2.6	2.2	4.8

Management judgemental adjustments to ECL at 31 December 2023[1,2]
	Retail	Wholesale[3]	Total
	$bn	$bn	$bn
Modelled ECL (A)[4]	2.6	2.4	5.0
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation-related adjustments	0.1		0.1
Other credit judgements	0.5		0.5
Total management judgemental adjustments (B)[5]	0.6	0.1	0.7
Other adjustments (C)[6]	0.0	0.0	0.0
Final ECL (A + B + C)[7]	3.2	2.5	5.7
1Management judgemental adjustments presented in the table reflect increases or (decreases) in allowance for ECL, respectively.
231 December 2023 includes the Canada banking business and retail banking operations in France.
3The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
4(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
5    (B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
6    (C) refers to adjustments to allowance for ECL made to address process limitations, data/model deficiencies, can also include where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
7    As presented within our internal credit risk governance (see page 147 of the Annual Report and Accounts 2023).
Risk

76	HSBC Holdings plc Interim Report 2024 on Form 6-K
In the wholesale portfolio, management judgemental adjustments were an increase to modelled allowance for ECL of $0.2bn
(31 December 2023: $0.1bn increase), mostly to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sectors in the US, Hong Kong, the UK, mainland China and the UAE. Compared with 31 December 2023,
management judgemental adjustments increased by $0.1bn at 30
June 2024 due to adjustments applied to high-risk sectors and customers.
In the retail portfolio, management judgemental adjustments were an increase to modelled allowance for ECL of $0.1bn at 30 June 2024
(31 December 2023: $0.6bn increase).
Management judgemental adjustments in relation to other credit judgements increased allowance for ECL by $0.1bn (31 December
2023: $0.5bn). There was a significant reduction in the amount of adjustments from 31 December 2023 as performance remained
resilient and in the UK there was less uncertainty in relation to the potential delayed impact of economic scenarios on unsecured
portfolio defaults.
Economic scenarios sensitivity analysis of
ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating allowances for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100%
weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted
(stage 3) obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of
macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail mortgage exposures the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100%-
weighted results. These exclude portfolios held by the insurance business, private banking and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each
scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments is the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.

HSBC Holdings plc Interim Report 2024 on Form 6-K	77
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
By geography at 30 Jun 2024[5]	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m
UK	422,340	803	738	591	989	2,455
US	200,895	202	186	187	241	455
Hong Kong	428,358	543	506	373	741	1,199
Mainland China	129,488	179	146	90	314	791
Mexico	35,659	55	51	41	67	229
UAE	56,876	54	52	45	61	104
France	170,093	102	100	88	116	150
Other geographies[6]	451,769	269	242	190	378	875
Total	1,895,479	2,206	2,020	1,604	2,907	6,257
of which:
Stage 1	1,759,826	743	682	535	870	868
Stage 2	135,653	1,463	1,337	1,069	2,037	5,389

By geography at 31 Dec 2023[5]
UK	426,427	820	754	599	1,041	2,487
US	191,104	215	199	189	268	441
Hong Kong	447,480	609	566	433	807	1,393
Mainland China	129,945	258	217	142	414	945
Canada[7]	84,092	89	75	56	107	487
Mexico	30,159	60	56	46	73	226
UAE	52,074	32	32	30	34	40
France	178,827	98	102	90	124	141
Other geographies[6]	450,271	325	298	245	410	882
Total	1,990,378	2,507	2,301	1,829	3,278	7,043
of which:
Stage 1	1,820,843	754	702	553	860	854
Stage 2	169,535	1,753	1,599	1,276	2,418	6,189
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 87.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage
2 under the Downside 2 scenario.
5Geographies include all legal entities which share a common set of macroeconomic scenarios for the majority of exposures.
6Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
7Classified as held for sale at 31 December 2023.
At 30 June 2024, the highest level of 100% scenario-weighted ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions. In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with similar risk profile.
Compared with 31 December 2023, the Downside 2 ECL impact
reduced by $0.8bn mostly due to sale of the Canada business, decrease of exposures in the performing portfolio in Hong Kong and slower deterioration of the macroeconomic conditions under this scenario, which led to a reduction of ECL impact in some markets such as mainland China.
Risk

78	HSBC Holdings plc Interim Report 2024 on Form 6-K
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
By geography at 30 Jun 2024	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m
UK
Mortgages	161,684	162	152	146	169	320
Credit cards	7,448	253	249	210	266	403
Other	8,023	235	232	199	260	315
Mexico
Mortgages	8,315	178	168	138	206	358
Credit cards	2,271	318	314	312	319	400
Other	4,148	443	438	428	453	550
Hong Kong
Mortgages	105,741	2	2	1	2	8
Credit cards	9,169	260	204	183	318	1,096
Other	6,442	110	94	86	116	425
UAE
Mortgages	1,879	16	16	16	16	17
Credit cards	476	26	25	25	26	35
Other	681	20	19	19	20	29
US
Mortgages	15,367	7	7	7	8	14
Credit cards	193	15	15	14	16	16
Other geographies
Mortgages	53,273	155	151	145	161	219
Credit cards	3,618	164	158	144	187	277
Other	2,384	75	73	70	78	111
Total	391,113	2,439	2,319	2,143	2,622	4,592
of which: mortgages
Stage 1	304,217	78	67	51	104	283
Stage 2	39,815	175	165	144	187	343
Stage 3	2,229	267	265	259	272	309
of which: credit cards
Stage 1	18,913	248	233	201	290	630
Stage 2	3,962	597	540	495	649	1,400
Stage 3	300	190	190	190	193	196
of which: others
Stage 1	18,192	223	211	188	246	499
Stage 2	2,875	356	344	310	377	624
Stage 3	611	304	304	304	305	306

HSBC Holdings plc Interim Report 2024 on Form 6-K	79

IFRS 9 ECL sensitivity to future economic conditions[1,2] (continued)
By geography at 31 Dec 2023	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m
UK
Mortgages	161,127	189	180	172	201	334
Credit cards	7,582	344	340	302	353	486
Other	8,183	341	333	273	383	515
Mexico
Mortgages	8,666	188	180	150	235	363
Credit cards	2,445	295	286	206	376	489
Other	4,529	513	503	426	600	731
Hong Kong
Mortgages	106,136	2	2	1	3	5
Credit cards	9,128	287	239	214	395	887
Other	6,269	109	100	88	124	256
UAE
Mortgages	2,001	25	25	25	25	25
Credit cards	471	24	24	22	25	32
Other	721	20	20	19	21	28
France
Mortgages	20,589	50	50	50	51	51
Other	1,328	44	44	43	45	48
US
Mortgages	14,385	8	4	3	4	10
Credit cards	204	15	15	10	15	16
Canada
Mortgages	25,464	67	65	64	70	99
Credit cards	338	13	13	12	16	15
Other	1,368	13	13	12	14	33
Other geographies
Mortgages	55,368	152	149	144	158	198
Credit cards	3,655	173	166	151	202	291
Other	2,416	91	86	83	95	137
Total	442,373	2,962	2,835	2,471	3,411	5,049
of which: mortgages
Stage 1	347,874	101	92	77	145	303
Stage 2	43,451	264	249	225	280	429
Stage 3	2,412	316	314	307	322	352
of which: credit cards
Stage 1	18,557	249	232	180	329	604
Stage 2	4,953	707	657	546	859	1,415
Stage 3	312	193	193	192	194	197
of which: others
Stage 1	19,551	218	205	151	272	501
Stage 2	4,542	540	519	423	636	868
Stage 3	722	373	373	370	375	379
1Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
231 December 2023 includes the Canada banking business and the retained France retail banking operations.
At 30 June 2024, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong.
Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Hong Kong mortgages had low levels of ECL allowance due to the credit quality of the portfolio. Credit cards and other unsecured lending across stages 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during 2024.
There was reduction in the total sensitivity for ECL allowance in all scenarios compared with 31 December 2023 due to model updates and scenario evolution.
There is limited sensitivity in credit cards and other unsecured lending in stage 3 as levels of loss on defaulted exposures remain materially consistent through various economic conditions. The alternative downside is from the tail of the economic distribution where allowance for ECL is more sensitive based on historical experience.
The reported gross carrying amount by stage is representative of the weighted scenario allowance for ECL. The allowance for ECL
sensitivity to the other scenarios includes changes in allowance for
ECL due to the levels of loss and the migration of additional lending balances in or out of stage 2.
Risk

80	HSBC Holdings plc Interim Report 2024 on Form 6-K
Group ECL sensitivity results
The ECL impact of the scenarios and management judgemental
adjustments are highly sensitive to movements in economic
forecasts. Based upon the sensitivity tables presented above, if the
Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario,
Upside scenario, Downside 1 scenario or the Downside 2 scenario at
30 June 2024, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 30 Jun 2024	$bn	$bn
Reported ECL	2.4	2.2
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.3)	(0.6)
100% consensus Downside scenario	0.2	0.7
100% Downside 2 scenario	2.2	4.1

Total Group ECL at 31 Dec 2023
Reported ECL	3.0	2.5
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.5)	(0.7)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	2.1	4.5
1On the same basis as retail and wholesale sensitivity analysis.
At 30 June 2024, the Group allowance for ECL decreased in the retail portfolio by $0.6bn and decreased by $0.3bn in the wholesale portfolio, compared with 31 December 2023. There was reduction in
ECL sensitivity across all scenarios as a result of the sale of our
Canada banking business and sale of our retail banking operations in
France during the first half of 2024.
The decrease in the Downside 2 scenario sensitivity within the wholesale portfolio since 31 December 2023 was also driven by a decrease of exposures in the performing portfolio in Hong Kong and a slower deterioration of macroeconomic conditions in some markets, such as mainland China. There was a modest increase in the
Downside 2 scenario sensitivity within the retail portfolio since
31 December 2023, driven by deterioration of house prices in Hong
Kong and offset by model updates in a number of markets.
Reconciliation of changes in gross
carrying/nominal amount and
allowances for loans and advances to
banks and customers
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers
represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2)
ECL measurement basis. Net remeasurement excludes the
underlying customer risk rating (‘CRR’)/probability of default (‘PD’)
movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.

HSBC Holdings plc Interim Report 2024 on Form 6-K	81

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
Transfers of financial instruments:	(11,716)	(774)	4,004	1,428	7,712	(654)	—	—	—	—
– transfers from stage 1 to stage 2	(62,466)	226	62,466	(226)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	51,401	(977)	(51,401)	977	—	—	—	—	—	—
– transfers to stage 3	(984)	5	(7,705)	806	8,689	(811)	—	—	—	—
– transfers from stage 3	333	(28)	644	(129)	(977)	157	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	647	—	(552)	—	(127)	—	—	—	(32)
Net new and further lending/ repayments	44,715	(64)	(16,213)	289	(2,949)	587	—	(2)	25,553	810
Changes to risk parameters – credit quality	—	150	—	(685)	—	(1,197)	—	(3)	—	(1,735)
Changes to models used for ECL calculation	—	16	—	(3)	—	22	—	—	—	35
Assets written off	—	—	—	—	(1,549)	1,549	—	—	(1,549)	1,549
Foreign exchange and others[1,2]	(57,198)	48	(5,251)	89	(97)	(164)	—	—	(62,546)	(27)
At 30 Jun 2024	1,472,606	(1,277)	135,624	(2,536)	23,916	(7,047)	85	(35)	1,632,231	(10,895)
ECL income statement change for the period		749		(951)		(715)		(5)		(922)
Recoveries										126
Others										(86)
Total ECL income statement change for the period										(882)

	At 30 Jun 2024		6 months ended 30 Jun 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/ (charge)
	$m	$m	$m
As above	1,632,231	(10,895)	(882)
Other financial assets measured at amortised cost	850,367	(158)	(77)
Non-trading reverse purchase agreement commitments	73,584	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(94)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	2,556,182	(11,053)	(1,053)
Debt instruments measured at FVOCI	318,238	(96)	(13)
Total allowance for ECL/total income statement ECL change for the period	n/a	(11,149)	(1,066)
1Total includes $2.5bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and corresponding allowance for ECL of $42m, reflecting business disposals as disclosed on page 68.
2    Total includes $35.3bn of nominal amount and $21m of corresponding allowance for ECL related to derecognition of loan commitments and financial guarantees following the sale of our banking business in Canada during 1H24.
As shown in the previous table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased by $600m during the period, from
$11,495m at 31 December 2023 to $10,895m at 30 June 2024.
This decrease was driven by:
–$1,549m of assets written off, $780m of which in relation to
Wholesale and $769m in relation to Personal;
–$810m relating to volume movements, which included the ECL
allowance associated with new originations, assets derecognised and further pending repayment; and
–$35m relating to changes to models used for ECL calculation.
These were partly offset by:
–$1,735m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages;
–$32m relating to the net remeasurement impact of stage
transfers; and
–foreign exchange and other movements of $27m.
The ECL charge for the period of $922m presented in the previous table consisted of $1,735m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages, and $32m relating to the net
remeasurement impact of stage transfers. These were partly offset by $810m relating to underlying net book volume and $35m relating to changes to models used for ECL calculation.
Risk

82	HSBC Holdings plc Interim Report 2024 on Form 6-K

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	1,433,643	(1,257)	177,223	(3,710)	21,207	(6,949)	129	(38)	1,632,202	(11,954)
Transfers of financial instruments:	(18,948)	(1,048)	10,286	2,228	8,662	(1,180)	—	—	—	—
– transfers from stage 1 to stage 2	(150,728)	442	150,728	(442)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	133,079	(1,467)	(133,079)	1,467	—	—	—	—	—	—
– transfers to stage 3	(1,986)	23	(8,600)	1,379	10,586	(1,402)	—	—	—	—
– transfers from stage 3	687	(46)	1,237	(176)	(1,924)	222	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	917	—	(973)	—	(124)	—	—	—	(180)
Net new and further lending/repayments	77,693	(185)	(36,795)	661	(4,956)	1,117	(36)	3	35,906	1,596
Changes to risk parameters – credit quality		307		(1,262)		(3,896)		21		(4,830)
Changes to models used for ECL calculation	—	(22)	—	46	—	7	—	—	—	31
Assets written off	—	—	—	—	(3,922)	3,922	—	—	(3,922)	3,922
Credit-related modifications that resulted in derecognition	—	—	—	—	(119)	95	—	—	(119)	95
Foreign exchange and others[1]	4,417	(12)	2,370	(92)	(73)	(55)	(8)	(16)	6,706	(175)
At 31 Dec 2023	1,496,805	(1,300)	153,084	(3,102)	20,799	(7,063)	85	(30)	1,670,773	(11,495)
ECL income statement change for the period	—	1,017	—	(1,528)	—	(2,896)	—	24	—	(3,383)
Recoveries	—	—	—	—	—	—	—	—	—	268
Other	—	—	—	—	—	—	—	—	—	(195)
Total ECL income statement change for the period[2]	—	—	—	—	—	—	—	—	—	(3,310)

	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,670,773	(11,495)	(3,310)
Other financial assets measured at amortised cost	960,271	(422)	(35)
Non-trading reverse purchase agreement commitments	69,777	—	—
Performance and other guarantees not considered for IFRS 9	—	—	(44)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	2,700,821	(11,917)	(3,389)
Debt instruments measured at FVOCI	302,348	(97)	(58)
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,014)	(3,447)
1Total includes $7.7bn of gross carrying loans and advances, which were classified from assets held for sale, and a corresponding allowance for ECL of $70m, reflecting the planned sale of our retail banking operations in France no longer meeting the definition of held for sale. For further details, see ‘Assets held for sale’ on page 68.
2The 31 December 2023 total ECL income statement change of $3,310m is attributable to $1,342m for the six months ended 30 June 2023 and $1,968m to the six months ended 31 December 2023.

HSBC Holdings plc Interim Report 2024 on Form 6-K	83
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are
determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table.
Personal lending credit quality is disclosed based on a 12-month point-
in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are based on internal credit risk ratings.

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12 month probability- weighted PD %
Quality classification[1,2]
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0 – 0.169	Band 1 and 2	0.000 – 0.500
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170 – 0.740	Band 3	0.501 – 1.500
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741 – 4.914	Band 4 and 5	1.501 – 20.000
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915 – 99.999	Band 6	20.001 – 99.999
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted probability of default (‘PD’).

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation

	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	509,871	197,438	197,634	21,080	22,744	948,767	(10,510)	938,257
– stage 1	487,521	172,944	154,028	3,450	—	817,943	(1,112)	816,831
– stage 2	22,350	24,494	43,606	17,630	—	108,080	(2,399)	105,681
– stage 3	—	—	—	—	22,662	22,662	(6,964)	15,698
– POCI	—	—	—	—	82	82	(35)	47
Loans and advances to banks at amortised cost	92,718	4,734	4,397	219	2	102,070	(13)	102,057
– stage 1	92,620	4,708	3,700	203	—	101,231	(9)	101,222
– stage 2	98	26	697	16	—	837	(2)	835
– stage 3	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	744,337	68,275	35,731	1,584	440	850,367	(158)	850,209
– stage 1	743,981	67,713	34,870	810	—	847,374	(96)	847,278
– stage 2	356	562	861	774	—	2,553	(26)	2,527
– stage 3	—	—	—	—	440	440	(36)	404
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	417,367	135,294	77,315	7,698	961	638,635	(335)	638,300
– stage 1	413,905	128,479	67,174	2,935	—	612,493	(149)	612,344
– stage 2	3,462	6,815	10,141	4,763	—	25,181	(123)	25,058
– stage 3	—	—	—	—	958	958	(63)	895
– POCI	—	—	—	—	3	3	—	3
Financial guarantees	7,501	3,785	4,147	616	294	16,343	(37)	16,306
– stage 1	7,481	3,637	3,282	123	—	14,523	(7)	14,516
– stage 2	20	148	865	493	—	1,526	(12)	1,514
– stage 3	—	—	—	—	294	294	(18)	276
– POCI	—	—	—	—	—	—	—	—
At 30 Jun 2024	1,771,794	409,526	319,224	31,197	24,441	2,556,182	(11,053)	2,545,129
Debt instruments at FVOCI[1]
– stage 1	303,803	12,674	7,418	—	—	323,895	(37)	323,858
– stage 2	48	—	469	2,053	—	2,570	(59)	2,511
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 30 Jun 2024	303,851	12,674	7,887	2,053	—	326,465	(96)	326,369
1For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.
Risk

84	HSBC Holdings plc Interim Report 2024 on Form 6-K

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation (continued)

	Gross carrying/notional amount
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total	Allowance for ECL	Net
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	497,665	206,476	197,582	28,532	19,354	949,609	(11,074)	938,535
– stage 1	478,422	177,410	147,940	5,612	—	809,384	(1,130)	808,254
– stage 2	19,243	29,066	49,642	22,920	—	120,871	(2,964)	117,907
– stage 3	—	—	—	—	19,273	19,273	(6,950)	12,323
– POCI	—	—	—	—	81	81	(30)	51
Loans and advances to banks at amortised cost	101,057	4,640	6,363	855	2	112,917	(15)	112,902
– stage 1	101,011	4,631	5,550	287	—	111,479	(10)	111,469
– stage 2	46	9	813	568	—	1,436	(3)	1,433
– stage 3	—	—	—	—	2	2	(2)	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	815,259	80,151	60,197	4,000	664	960,271	(422)	959,849
– stage 1	814,776	78,486	53,095	516	—	946,873	(109)	946,764
– stage 2	483	1,665	7,102	3,484	—	12,734	(132)	12,602
– stage 3	—	—	—	—	664	664	(181)	483
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	436,359	142,500	73,230	7,782	1,144	661,015	(367)	660,648
– stage 1	432,017	135,192	61,213	2,527	—	630,949	(153)	630,796
– stage 2	4,342	7,308	12,017	5,255	—	28,922	(128)	28,794
– stage 3	—	—	—	—	1,140	1,140	(86)	1,054
– POCI	—	—	—	—	4	4	—	4
Financial guarantees	7,700	4,146	4,080	699	384	17,009	(39)	16,970
– stage 1	7,497	3,943	3,204	102	—	14,746	(7)	14,739
– stage 2	203	203	876	597	—	1,879	(7)	1,872
– stage 3	—	—	—	—	384	384	(25)	359
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	1,858,040	437,913	341,452	41,868	21,548	2,700,821	(11,917)	2,688,904
Debt instruments at FVOCI[1]
– stage 1	288,909	12,037	7,579	—	—	308,525	(37)	308,488
– stage 2	50	—	318	805	—	1,173	(59)	1,114
– stage 3	—	—	—	—	5	5	(1)	4
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	288,959	12,037	7,897	805	5	309,703	(97)	309,606
1For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.
Personal lending
This section provides details of the major legal entities, countries and products that are driving the change observed in personal loans and advances to customers, with the impact of foreign exchange
separately identified. Additionally, Hong Kong and UK mortgage book loan-to-value (‘LTV’) data is provided.
Further product granularity is also provided by stage, with data for major legal entities presented for loans and advances to customers, loans and other credit-related commitments and financial guarantees.
At 30 June 2024, total personal lending for loans and advances to customers of $446.5bn decreased by $1.1bn on a reported basis, compared with 31 December 2023. This included adverse foreign exchange movements of $5.6bn.
On a constant currency basis, the increase of $4.5bn was mainly driven by growth in HSBC UK (up $2.6bn) and our main entities in the
US (up $1.1bn), Hong Kong (up $0.6bn) and Mexico (up $0.4bn). This
was partly offset by a decrease in Argentina (down $0.3bn) following the classification of our business as held for sale.
On a reported basis, the allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and
guarantees, decreased by $0.4bn to $2.5bn, compared with
31 December 2023. This was driven by a resilient performance, and a reduction in credit judgements in the UK in relation to unemployment and the potential delayed impact of economic scenarios on unsecured portfolio defaults.
On a constant currency basis, mortgage lending balances increased by $3.2bn to $360.4bn at 30 June 2024. Mortgages grew by $2.4bn in
HSBC UK, $1.1bn in the United States, $0.7bn in Australia and $0.2bn
in Mexico. This was partly offset by a decrease of $1.0bn in
Singapore.
The allowance for ECL attributable to mortgages of $0.5bn decreased by $0.1bn compared with 31 December 2023.
The quality of both our Hong Kong and UK mortgage books remained high, with low levels of impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 66%, compared with an estimated 61% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 67%, compared with an
estimated 53% for the overall mortgage portfolio.
On a constant currency basis, other personal lending balances increased by $1.3bn compared with 31 December 2023. This included an increase of $1.0bn in Singapore, $0.1bn in HSBC UK, $0.1bn in
Taiwan and $0.1bn in Mexico. This was partly offset by a decrease of
$0.3bn in Argentina following the classification of our business as held for sale.
The allowance for ECL attributable to other personal lending of $2.0bn decreased by $0.3bn, on a constant currency basis, compared with
31 December 2023. The allowance for ECL attributable to unsecured lending decreased by $0.2bn and credit cards decreased by $0.1bn.

HSBC Holdings plc Interim Report 2024 on Form 6-K	85

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	317,924	40,093	2,403	360,420	(85)	(174)	(269)	(528)
– of which: interest only (including offset)	21,611	2,556	151	24,318	(4)	(13)	(31)	(48)
– affordability (including US adjustable rate mortgages)	15,314	420	280	16,014	(3)	(1)	(8)	(12)
Other personal lending	77,729	7,106	1,199	86,034	(466)	(945)	(551)	(1,962)
– second lien residential mortgages	355	13	27	395	—	(1)	(3)	(4)
– guaranteed loans in respect of residential property	7,728	223	81	8,032	(2)	(5)	(17)	(24)
– other personal lending which is secured	30,324	512	112	30,948	(11)	(4)	(18)	(33)
– credit cards	19,588	3,749	345	23,682	(220)	(593)	(204)	(1,017)
– other personal lending which is unsecured	17,676	2,512	619	20,807	(212)	(325)	(301)	(838)
– motor vehicle finance	2,058	97	15	2,170	(21)	(17)	(8)	(46)
At 30 Jun 2024	395,653	47,199	3,602	446,454	(551)	(1,119)	(820)	(2,490)
By legal entity
HSBC UK Bank plc	146,102	36,331	1,214	183,647	(163)	(274)	(246)	(683)
HSBC Bank plc[1]	23,081	1,468	346	24,895	(22)	(23)	(103)	(148)
The Hongkong and Shanghai Banking Corporation Limited	190,908	7,088	1,072	199,068	(156)	(358)	(156)	(670)
HSBC Bank Middle East Limited	3,307	355	51	3,713	(16)	(29)	(33)	(78)
HSBC North America Holdings Inc.	19,217	513	396	20,126	(5)	(11)	(14)	(30)
Grupo Financiero HSBC, S.A. de C.V.	12,297	1,414	520	14,231	(183)	(422)	(265)	(870)
Other trading entities[1]	741	30	3	774	(6)	(2)	(3)	(11)
At 30 Jun 2024	395,653	47,199	3,602	446,454	(551)	(1,119)	(820)	(2,490)
1    At 31 December 2023, ‘Other trading entities’ included gross carrying amount of $9,079m and allowances for ECL of $23m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	53,964	524	82	54,570	(7)	—	(2)	(9)
HSBC Bank plc	1,380	5	2	1,387	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	186,657	2,818	186	189,661	(3)	—	—	(3)
HSBC Bank Middle East Limited	2,290	7	—	2,297	—	—	—	—
HSBC North America Holdings Inc.	3,738	69	3	3,810	—	—	—	—
HSBC Bank Canada	—	—	—	—	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,236	—	—	4,236	(22)	—	—	(22)
Other trading entities	2,587	42	2	2,631	(1)	—	—	(1)
At 30 Jun 2024	254,852	3,465	275	258,592	(33)	—	(2)	(35)
Risk

86	HSBC Holdings plc Interim Report 2024 on Form 6-K

Total personal lending for loans and advances to customers by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	320,410	38,287	2,212	360,909	(102)	(200)	(269)	(571)
– of which: interest only (including offset)	21,895	2,923	139	24,957	(4)	(27)	(31)	(62)
– affordability (including US adjustable rate mortgages)	14,380	381	291	15,052	(3)	(1)	(10)	(14)
Other personal lending	76,124	9,196	1,293	86,613	(477)	(1,234)	(585)	(2,296)
– second lien residential mortgages	317	58	21	396	—	(3)	(5)	(8)
– guaranteed loans in respect of residential property	8,001	502	90	8,593	(1)	(5)	(14)	(20)
– other personal lending which is secured	28,900	424	157	29,481	(13)	(5)	(24)	(42)
– credit cards	19,909	4,419	352	24,680	(236)	(697)	(203)	(1,136)
– other personal lending which is unsecured	17,010	3,582	659	21,251	(212)	(505)	(331)	(1,048)
– motor vehicle finance	1,987	211	14	2,212	(15)	(19)	(8)	(42)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)
By legal entity
HSBC UK Bank plc	146,354	35,190	1,218	182,762	(152)	(490)	(255)	(897)
HSBC Bank plc	14,598	1,747	273	16,618	(24)	(22)	(91)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,382	7,741	948	200,071	(165)	(402)	(162)	(729)
HSBC Bank Middle East Limited	3,335	397	47	3,779	(19)	(33)	(36)	(88)
HSBC North America Holdings Inc.	18,096	553	364	19,013	(5)	(14)	(16)	(35)
Grupo Financiero HSBC, S.A. de C.V.	12,717	1,740	536	14,993	(197)	(463)	(273)	(933)
Other trading entities	10,052	115	119	10,286	(17)	(10)	(21)	(48)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	52,093	734	88	52,915	(11)	—	(2)	(13)
HSBC Bank plc	1,630	36	4	1,670	—	—	—	—
The Hongkong and Shanghai Banking Corporation Limited	181,967	2,479	223	184,669	(3)	—	—	(3)
HSBC Bank Middle East Limited	1,978	7	1	1,986	—	—	—	—
HSBC North America Holdings Inc.	3,695	72	8	3,775	—	—	—	—
HSBC Bank Canada	6,610	113	30	6,753	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	4,308	—	—	4,308	(8)	—	—	(8)
Other trading entities	2,008	31	1	2,040	(1)	—	—	(1)
At 31 Dec 2023	254,289	3,472	355	258,116	(23)	—	(2)	(25)
Wholesale lending
This section provides further details on the major legal entities, countries and industries driving the decrease in wholesale loans and advances to customers and banks, with the impact of foreign
exchange separately identified. Industry granularity is also provided by stage, with legal entity data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts.
At 30 June 2024, wholesale lending for loans and advances to banks and customers of $604.4bn decreased by $10.6bn on a reported basis, compared with 31 December 2023. This included adverse foreign exchange movements of $10.8bn.
On a constant currency basis, the total wholesale lending increase of
$0.2bn was driven by an increase in loans and advances to non-bank financial institutions, which grew by $5.7bn, including a $2.5bn increase in the UK, $1.5bn in France and a $1.2bn increase in India.
Corporate and commercial balances increased by $1.9bn. This
increase, which was spread across multiple industries, was partly offset by a decrease of $2.9bn in ‘real estate and construction’
exposures driven by repayments. Additionally, there was a $0.5bn decrease from the reclassification of our business in Argentina into
‘assets held for sale’.
The increase in stage 3 corporate and commercial exposure during the period was driven by defaults in commercial real estate lending, mainly in Hong Kong. The associated allowance for ECL for those loans is relatively lower due to the high collateralisation, with headroom for depreciation.
On a constant currency basis, loans and advances to banks declined by $7.4bn, including a $4.8bn decrease in Singapore, a $2.5bn decrease in the UK, a $1.9bn decrease in China and a $0.6bn
decrease from the reclassification of our business in Argentina into
‘assets held for sale’. These were partly offset by a $2.0bn increase in
UAE.
On a reported basis, loan commitments and financial guarantees of
$396.4bn decreased by $23.5bn since 31 December 2023. Excluding unfavourable foreign exchange movements of $7.4bn, loan
commitments and financial guarantees decreased by $16.1bn due to lower exposures with corporate and commercial customers.
The allowance for ECL attributable to loans and advances to banks and customers of $8.0bn at 30 June 2024 decreased from $8.2bn at
31 December 2023. This included adverse foreign exchange
movements of $0.2bn.

HSBC Holdings plc Interim Report 2024 on Form 6-K	87
On a constant currency basis, the wholesale allowance for ECL for loans and advances to customers decreased by $36m and the
allowance for ECL for loans and advances to banks remained broadly flat.
The allowance for ECL attributable to loan commitments and
financial guarantees at 30 June 2024 decreased to $0.3bn from
$0.4bn at 31 December 2023.

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	346,248	58,178	18,556	82	423,064	(509)	(1,245)	(5,968)	(35)	(7,757)
– agriculture, forestry and fishing	5,170	1,761	299	—	7,230	(13)	(48)	(55)	—	(116)
– mining and quarrying	6,389	451	325	—	7,165	(10)	(9)	(54)	—	(73)
– manufacturing	73,557	11,184	1,624	21	86,386	(91)	(171)	(773)	(18)	(1,053)
– electricity, gas, steam and air- conditioning supply	13,884	1,177	214	—	15,275	(14)	(14)	(92)	—	(120)
– water supply, sewerage, waste management and remediation	2,735	593	21	—	3,349	(4)	(20)	(13)	—	(37)
– real estate and construction	70,855	18,056	8,723	53	97,687	(91)	(447)	(2,639)	(16)	(3,193)
– of which: commercial real estate	55,785	15,872	7,080	53	78,790	(67)	(414)	(2,166)	(16)	(2,663)
– wholesale and retail trade, repair of motor vehicles and motorcycles	67,879	9,633	2,879	4	80,395	(77)	(143)	(1,263)	(1)	(1,484)
– transportation and storage	16,924	3,802	443	—	21,169	(16)	(70)	(197)	—	(283)
– accommodation and food	10,489	2,780	1,530	—	14,799	(40)	(82)	(149)	—	(271)
– publishing, audiovisual and broadcasting	17,476	1,775	295	—	19,546	(47)	(62)	(99)	—	(208)
– professional, scientific and technical activities	23,294	2,792	809	4	26,899	(33)	(59)	(291)	—	(383)
– administrative and support services	19,523	2,126	586	—	22,235	(33)	(46)	(203)	—	(282)
– public administration and defence, compulsory social security	97	8	—	—	105	—	—	—	—	—
– education	1,089	224	56	—	1,369	(3)	(9)	(11)	—	(23)
– health and care	3,302	638	166	—	4,106	(10)	(18)	(19)	—	(47)
– arts, entertainment and recreation	1,094	474	98	—	1,666	(4)	(4)	(52)	—	(60)
– other services	6,211	537	286	—	7,034	(22)	(30)	(55)	—	(107)
– activities of households	605	7	—	—	612	—	—	—	—	—
– extra-territorial organisations and bodies activities	90	2	—	—	92	—	—	—	—	—
– government	5,566	145	202	—	5,913	(1)	—	(3)	—	(4)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	76,042	2,703	504	—	79,249	(52)	(35)	(176)	—	(263)
Loans and advances to banks	101,231	837	2	—	102,070	(9)	(2)	(2)	—	(13)
At 30 Jun 2024	523,521	61,718	19,062	82	604,383	(570)	(1,282)	(6,146)	(35)	(8,033)
By legal entity
HSBC UK Bank plc	76,357	14,977	3,672	—	95,006	(225)	(439)	(639)	—	(1,303)
HSBC Bank plc[1]	86,874	7,864	2,539	43	97,320	(70)	(115)	(895)	(15)	(1,095)
The Hongkong and Shanghai Banking Corporation Limited	282,180	30,826	10,876	35	323,917	(172)	(543)	(3,737)	(19)	(4,471)
HSBC Bank Middle East Limited	24,285	1,630	814	4	26,733	(24)	(13)	(444)	(1)	(482)
HSBC North America Holdings Inc.	32,034	4,378	562	—	36,974	(32)	(118)	(128)	—	(278)
Grupo Financiero HSBC, S.A. de C.V.	13,930	1,270	250	—	15,450	(37)	(50)	(142)	—	(229)
Other trading entities[1]	7,796	773	349	—	8,918	(10)	(4)	(161)	—	(175)
Holding companies, shared service centres and intra-Group eliminations	65	—	—	—	65	—	—	—	—	—
At 30 Jun 2024	523,521	61,718	19,062	82	604,383	(570)	(1,282)	(6,146)	(35)	(8,033)
1    At 31 December 2023, Other trading entities included gross carrying amount of $1,792m and allowances for ECL of $1m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.
Risk

88	HSBC Holdings plc Interim Report 2024 on Form 6-K

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	233,770	18,131	908	3	252,812	(112)	(127)	(76)	—	(315)
Financial	138,394	5,111	69	—	143,574	(11)	(8)	(3)	—	(22)
At 30 Jun 2024	372,164	23,242	977	3	396,386	(123)	(135)	(79)	—	(337)
By legal entity
HSBC UK Bank plc	34,909	4,896	233	—	40,038	(31)	(37)	(48)	—	(116)
HSBC Bank plc	165,863	8,848	262	3	174,976	(19)	(25)	(17)	—	(61)
The Hongkong and Shanghai Banking Corporation Limited	68,349	3,860	177	—	72,386	(49)	(32)	(7)	—	(88)
HSBC Bank Middle East Limited	6,803	245	26	—	7,074	(6)	(12)	(4)	—	(22)
HSBC North America Holdings Inc.	91,810	5,166	213	—	97,189	(18)	(29)	—	—	(47)
Grupo Financiero HSBC, S.A. de C.V.	2,765	35	—	—	2,800	—	—	—	—	—
Other trading entities	1,665	192	66	—	1,923	—	—	(3)	—	(3)
At 30 Jun 2024	372,164	23,242	977	3	396,386	(123)	(135)	(79)	—	(337)
1Included in loans and other credit-related commitments and financial guarantees is $74bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	342,878	69,738	14,958	81	427,655	(499)	(1,500)	(5,774)	(30)	(7,803)
– agriculture, forestry and fishing	5,207	1,662	312	—	7,181	(13)	(53)	(64)	—	(130)
– mining and quarrying	6,260	638	325	—	7,223	(7)	(11)	(83)	—	(101)
– manufacturing	69,690	13,744	1,877	22	85,333	(89)	(194)	(839)	(21)	(1,143)
– electricity, gas, steam and air- conditioning supply	12,817	1,283	255	—	14,355	(14)	(17)	(88)	—	(119)
– water supply, sewerage, waste management and remediation	2,753	407	102	—	3,262	(5)	(7)	(51)	—	(63)
– real estate and construction	73,701	21,871	5,835	48	101,455	(96)	(629)	(2,554)	(7)	(3,286)
– of which: commercial real estate	59,883	19,107	4,552	47	83,589	(73)	(603)	(2,091)	(7)	(2,774)
– wholesale and retail trade, repair of motor vehicles and motorcycles	66,083	10,676	2,358	4	79,121	(80)	(127)	(1,132)	(2)	(1,341)
– transportation and storage	17,117	3,894	445	—	21,456	(18)	(52)	(160)	—	(230)
– accommodation and food	9,681	5,135	1,058	—	15,874	(27)	(118)	(112)	—	(257)
– publishing, audiovisual and broadcasting	17,455	2,066	210	—	19,731	(42)	(81)	(50)	—	(173)
– professional, scientific and technical activities	22,686	3,327	733	7	26,753	(32)	(63)	(306)	—	(401)
– administrative and support services	19,055	2,551	597	—	22,203	(31)	(63)	(174)	—	(268)
– public administration and defence, compulsory social security	1,037	5	—	—	1,042	—	—	—	—	—
– education	1,137	277	46	—	1,460	(3)	(8)	(4)	—	(15)
– health and care	3,245	808	183	—	4,236	(9)	(21)	(26)	—	(56)
– arts, entertainment and recreation	1,666	196	99	—	1,961	(5)	(6)	(31)	—	(42)
– other services	7,065	972	318	—	8,355	(26)	(37)	(90)	—	(153)
– activities of households	684	10	—	—	694	—	—	—	—	—
– extra-territorial organisations and bodies activities	100	1	—	—	101	—	—	—	—	—
– government	5,420	202	205	—	5,827	(2)	—	(10)	—	(12)
– asset-backed securities	19	13	—	—	32	—	(13)	—	—	(13)
Non-bank financial institutions	69,972	3,650	810	—	74,432	(52)	(30)	(322)	—	(404)
Loans and advances to banks	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)
By legal entity
HSBC UK Bank plc	76,793	18,735	3,769	—	99,297	(213)	(474)	(593)	—	(1,280)
HSBC Bank plc	82,025	8,452	2,673	40	93,190	(69)	(138)	(1,035)	(7)	(1,249)
The Hongkong and Shanghai Banking Corporation Limited	287,876	37,402	7,077	38	332,393	(185)	(696)	(3,349)	(21)	(4,251)
HSBC Bank Middle East Limited	21,927	1,598	894	3	24,422	(17)	(11)	(571)	(2)	(601)
HSBC North America Holdings Inc.	30,797	5,712	583	—	37,092	(24)	(145)	(127)	—	(296)
Grupo Financiero HSBC, S.A. de C.V.	13,714	1,186	382	—	15,282	(39)	(56)	(231)	—	(326)
Other trading entities	11,164	1,739	392	—	13,295	(14)	(13)	(192)	—	(219)
Holding companies, shared service centres and intra-group eliminations	33	—	—	—	33	—	—	—	—	—
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)

HSBC Holdings plc Interim Report 2024 on Form 6-K	89

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1] (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	256,367	22,218	1,066	4	279,655	(126)	(125)	(107)	—	(358)
Financial	135,039	5,111	103	—	140,253	(11)	(10)	(2)	—	(23)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
By legal entity
HSBC UK Bank plc	31,982	5,760	350	—	38,092	(31)	(32)	(56)	—	(119)
HSBC Bank plc	148,980	9,466	310	4	158,760	(20)	(27)	(27)	—	(74)
The Hongkong and Shanghai Banking Corporation Limited	70,436	3,975	79	—	74,490	(59)	(39)	(16)	—	(114)
HSBC Bank Middle East Limited	6,944	323	56	—	7,323	(4)	(1)	(3)	—	(8)
HSBC North America Holdings Inc.	101,067	5,103	248	—	106,418	(14)	(27)	(1)	—	(42)
HSBC Bank Canada	28,156	2,461	66	—	30,683	(8)	(8)	(3)	—	(19)
Grupo Financiero HSBC, S.A. de C.V.	2,092	34	—	—	2,126	(1)	—	—	—	(1)
Other trading entities	1,749	207	60	—	2,016	—	(1)	(3)	—	(4)
At 31 Dec 2023	391,406	27,329	1,169	4	419,908	(137)	(135)	(109)	—	(381)
1Included in loans and other credit-related commitments and financial guarantees is $70bn relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.
Commercial real estate
Commercial real estate (‘CRE’) lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK, mainland
China and the US.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and
population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding adverse foreign exchange movements of $0.7bn,
commercial real estate lending decreased by $4.1bn, mainly from
$2.4bn in Hong Kong due to loan repayments.
In the tables below, we have disclosed additional information related to exposures booked in Hong Kong excluding exposures to mainland
China borrowers by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	9,800	4,205	38,475	999	1,792	494	20	55,785	10,115	25,694	24,945
Stage 2	3,460	347	10,698	171	1,137	58	1	15,872	3,492	8,854	7,440
Stage 3	499	232	5,934	119	253	22	21	7,080	577	5,566	3,224
POCI	—	37	16	—	—	—	—	53	37	16	—
At 30 Jun 2024	13,759	4,821	55,123	1,289	3,182	574	42	78,790	14,221	40,130	35,609
– of which: forborne loans	628	126	2,402	117	453	48	—	3,774	743	2,234
Allowance for ECL	(157)	(64)	(2,295)	(30)	(101)	(11)	(5)	(2,663)	(192)	(2,081)	(258)

Gross loans and advances
Stage 1	10,304	4,218	41,307	1,126	1,803	685	440	59,883	10,790	28,846	27,560
Stage 2	3,262	400	13,229	189	1,956	70	1	19,107	3,294	10,375	8,681
Stage 3	444	184	3,570	145	166	25	18	4,552	470	3,226	576
POCI	—	32	15	—	—	—	—	47	32	15	—
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462	36,817
– of which: forborne loans	461	69	2,454	126	433	52	—	3,595	519	2,227
Allowance for ECL	(148)	(49)	(2,399)	(55)	(98)	(15)	(10)	(2,774)	(172)	(2,149)	(296)
Risk

90	HSBC Holdings plc Interim Report 2024 on Form 6-K

Commercial real estate lending to customers by global business
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Wealth and Personal Banking[1]	367	582	79	—	2	—	—	1,030	367	79
Commercial Banking	13,392	3,146	36,525	688	3,180	574	42	57,547	13,455	26,768
Global Banking and Markets	—	1,093	18,381	601	—	—	—	20,075	399	13,145
Corporate Centre	—	—	138	—	—	—	—	138	—	138
At 30 Jun 2024	13,759	4,821	55,123	1,289	3,182	574	42	78,790	14,221	40,130

Wealth and Personal Banking[1]	409	377	66	—	2	—	423	1,277	409	66
Commercial Banking	13,601	3,322	37,826	733	3,923	780	36	60,221	13,686	27,811
Global Banking and Markets	—	1,135	20,066	727	—	—	—	21,928	491	14,444
Corporate Centre	—	—	163	—	—	—	—	163	—	141
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462
1  Comprised exclusively by exposures in Global Private Banking.

Commercial real estate lending to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to mainland China borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	4,241	905	10,748	196	23	5	21	16,139	4,464	5,256	5,028
Good	2,578	1,905	16,365	268	638	189	—	21,943	2,633	11,081	10,535
Satisfactory	5,734	1,569	18,747	535	1,463	319	—	28,367	5,777	15,081	14,836
Sub-standard	707	173	3,313	171	805	39	—	5,208	733	3,130	1,986
Credit impaired	499	269	5,950	119	253	22	21	7,133	614	5,582	3,224
At 30 Jun 2024	13,759	4,821	55,123	1,289	3,182	574	42	78,790	14,221	40,130	35,609

Strong	3,940	740	12,394	255	25	65	16	17,435	4,191	6,527	6,118
Good	2,555	2,054	17,777	246	781	130	18	23,561	2,592	12,004	11,262
Satisfactory	6,370	1,642	19,509	634	1,691	500	407	30,753	6,575	16,290	15,759
Sub-standard	701	182	4,856	180	1,262	60	—	7,241	726	4,400	3,102
Credit impaired	444	216	3,585	145	166	25	18	4,599	502	3,241	576
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462	36,817
Approximately 60% of the Hong Kong CRE portfolio (excluding
exposure to mainland China borrowers) is secured.
Unsecured exposures are typically granted to strong, listed CRE developers, which commonly are members of conglomerate groups with diverse cashflows. There has been relatively little credit deterioration in this portfolio. All unsecured exposures are performing, with close to 90% rated Strong or Good.
There has been some credit deterioration in the portfolio of secured exposures, as certain borrowers have sought payment deferrals to accommodate debt serviceability challenges. Nevertheless, collateral coverage remains strong. As at 30 June 2024, the weighted average
LTV:
–Of performing exposures rated sub-standard was 50%;
–Of impaired exposures was 55%. This has driven relatively low levels of stage 3 allowance for ECL.
Collateral coverage levels have remained broadly stable during the past six months despite an observed softening of property valuations.
This reflects generally conservative LTVs at loan inception, providing headroom for collateral depreciation, as well as a trend of borrower deleveraging and loan right-sizing at the point of refinance to mitigate against higher interest rates.
Collateral values are subject to regular assessments and updates in line with our existing practice. Through ongoing portfolio reviews and stress testing, vulnerable borrowers, including those with higher loan to value levels, have been identified and are subject to heightened monitoring and management.

HSBC Holdings plc Interim Report 2024 on Form 6-K	91
Refinance risk in commercial real estate
Commercial real estate lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt. Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial terms. We monitor our commercial real estate portfolio closely, assessing indicators for signs of potential issues with refinancing.

Commercial real estate gross loans and advances to customers maturity analysis
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	3,588	1,460	25,383	430	1,499	195	23	32,578	3,854	20,708
1–2 years	4,145	1,100	12,506	158	187	30	4	18,130	4,280	8,449
2–5 years	5,506	1,568	14,791	397	1,484	323	14	24,083	5,556	9,361
> 5 years	520	693	2,443	304	12	26	1	3,999	531	1,612
At 30 Jun 2024	13,759	4,821	55,123	1,289	3,182	574	42	78,790	14,221	40,130

< 1 year	3,553	1,496	25,427	396	1,472	619	437	33,400	3,950	19,887
1–2 years	4,514	474	14,144	175	623	60	2	19,992	4,571	10,923
2–5 years	5,411	2,149	16,052	441	1,814	71	3	25,941	5,520	9,885
> 5 years	532	715	2,498	448	16	30	17	4,256	545	1,767
At 31 Dec 2023	14,010	4,834	58,121	1,460	3,925	780	459	83,589	14,586	42,462
The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. The exposures at 30 June
2024 are split by country/territory and credit quality including allowances for ECL by stage.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	4,683	4,250	317	9,250
Guarantees issued and others[2]	82	65	6	153
Total mainland China commercial real estate exposure at 30 Jun 2024	4,765	4,315	323	9,403
Distribution of mainland China commercial real estate exposure by credit quality
Strong	297	1,669	105	2,071
Good	408	942	—	1,350
Satisfactory	310	1,279	49	1,638
Sub-standard	1,144	167	151	1,462
Credit impaired	2,606	258	18	2,882
At 30 Jun 2024	4,765	4,315	323	9,403

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(4)	—	(4)
Satisfactory	—	(30)	—	(30)
Sub-standard	(103)	(28)	(18)	(149)
Credit impaired	(1,721)	(88)	(3)	(1,812)
At 30 Jun 2024	(1,824)	(153)	(21)	(1,998)

Allowance for ECL by stage distribution
Stage 1	—	(9)	—	(9)
Stage 2	(103)	(56)	(18)	(177)
Stage 3	(1,721)	(88)	(3)	(1,812)
At 30 Jun 2024	(1,824)	(153)	(21)	(1,998)

ECL coverage %	38.3	3.5	6.5	21.2
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.
Risk

92	HSBC Holdings plc Interim Report 2024 on Form 6-K

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	6,033	4,917	839	11,789
Guarantees issued and others[2]	255	66	37	358
Total mainland China commercial real estate exposure at 31 Dec 2023	6,288	4,983	876	12,147

Distribution of mainland China commercial real estate exposure by credit quality
Strong	781	1,723	6	2,510
Good	604	953	421	1,978
Satisfactory	679	1,704	261	2,644
Sub-standard	1,298	327	188	1,813
Credit impaired	2,926	276	—	3,202
At 31 Dec 2023	6,288	4,983	876	12,147

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(5)	(1)	(6)
Satisfactory	(3)	(27)	—	(30)
Sub-standard	(66)	(87)	(16)	(169)
Credit impaired	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(69)	(112)	(17)	(198)
Stage 3	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

ECL coverage %	28.5	5.0	1.9	17.0
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. The exposures in the table are related to companies whose primary activities are focused on these activities. The table also includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. Such exposures are outside of our normal definition of commercial real estate, as applied elsewhere in this report, but are provided here for a more comprehensive view of our mainland property exposure.
The table above shows 54% ($5.1bn) of total exposure with a credit quality of ‘satisfactory‘ or above, which was lower in proportion compared with 31 December 2023 at 59% ($7.1bn). Total ‘credit impaired’ exposures have increased to 31% ($2.9bn) (31 December
2023: 26%, $3.2bn), reflecting sustained stress in the China commercial real estate market, including weakness in both property market fundamentals and financing conditions for borrowers
operating in this sector.
Allowances for ECL are substantially against unsecured exposures.
For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continue to represent the largest proportion of mainland China commercial real estate exposures, although total exposures reduced to $4.8bn, down $1.5bn since
31 December 2023, as a result of de-risking measures, repayments and write-offs. This portfolio remains relatively higher risk, with 21%
(31 December 2023: 33%) of exposure booked with a credit quality of
‘satisfactory’ or above and 55% ‘credit impaired’ (31 December 2023:
47%).
At 30 June 2024, the Group had allowances for ECL of $1.8bn
(31 December 2023: $1.8bn) held against mainland China commercial real estate exposures to companies whose ultimate parent is based in mainland China, which are booked in Hong Kong. ECL coverage
increased to 38% (31 December 2023: 29%).
Approximately 40% ($0.8bn) of the unimpaired exposure in the Hong
Kong portfolio is lending to state-owned enterprises and relatively strong private-owned enterprises. This is reflected in the relatively low allowance for ECL in this part of the portfolio.
Market conditions remain subdued as a result of generally weak sentiment and residential property transaction levels. Performance divergence between privately-owned enterprises and state-owned enterprises has continued in the first half of 2024, with state-owned enterprises achieving above-market sales, and benefiting from market share gains and better access to funding. A series of policy measures have been introduced by the Chinese government to stabilise the market, with some initial improvement in sentiment driving an early rebound in secondary market transactions. We continue to closely monitor developments in the real estate sector, including the extent to which government support measures are driving a sustained stabilisation in property market fundamentals and financing
conditions.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China. These are not incorporated in the table above.

HSBC Holdings plc Interim Report 2024 on Form 6-K	93
Supplementary information
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied by global business and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
WPB[1]	552,650	48,019	3,861	—	604,530	(591)	(1,156)	(846)	—	(2,593)
CMB	433,623	50,668	16,921	45	501,257	(503)	(1,083)	(5,253)	(21)	(6,860)
GBM	695,052	12,609	2,301	37	709,999	(121)	(174)	(887)	(14)	(1,196)
Corporate Centre[1]	85,223	174	21	—	85,418	(2)	(14)	(16)	—	(32)
Total gross carrying amount on-balance sheet at 30 Jun 2024	1,766,548	111,470	23,104	82	1,901,204	(1,217)	(2,427)	(7,002)	(35)	(10,681)
WPB	254,078	3,456	268	—	257,802	(34)	—	(9)	—	(43)
CMB	124,304	13,687	754	—	138,745	(87)	(108)	(66)	—	(261)
GBM	248,434	9,564	230	3	258,231	(35)	(27)	(6)	—	(68)
Corporate Centre	200	—	—	—	200	—	—	—	—	—
Total nominal amount off-balance sheet at 30 Jun 2024	627,016	26,707	1,252	3	654,978	(156)	(135)	(81)	—	(372)
WPB	129,090	1,001	—	—	130,091	(13)	(16)	—	—	(29)
CMB	93,505	1,052	—	—	94,557	(11)	(18)	—	—	(29)
GBM	90,868	376	—	—	91,244	(12)	(6)	—	—	(18)
Corporate Centre	2,229	117	—	—	2,346	(1)	(19)	—	—	(20)
Debt instruments measured at FVOCI at 30 Jun 2024	315,692	2,546	—	—	318,238	(37)	(59)	—	—	(96)

WPB	630,661	54,069	4,233	—	688,963	(621)	(1,551)	(977)	—	(3,149)
CMB	464,893	66,688	12,698	49	544,328	(508)	(1,336)	(4,995)	(23)	(6,862)
GBM	696,377	14,247	3,002	32	713,658	(119)	(199)	(1,161)	(7)	(1,486)
Corporate Centre	75,805	37	6	—	75,848	(1)	(13)	—	—	(14)
Total gross carrying amount on-balance sheet at 31 Dec 2023	1,867,736	135,041	19,939	81	2,022,797	(1,249)	(3,099)	(7,133)	(30)	(11,511)
WPB	253,333	3,811	333	—	257,477	(22)	—	(2)	—	(24)
CMB	142,206	16,238	877	—	159,321	(100)	(101)	(102)	—	(303)
GBM	250,007	10,752	314	4	261,077	(38)	(34)	(7)	—	(79)
Corporate Centre	149	—	—	—	149	—	—	—	—	—
Total nominal amount off-balance sheet at 31 Dec 2023	645,695	30,801	1,524	4	678,024	(160)	(135)	(111)	—	(406)
WPB	124,747	406	—	—	125,153	(14)	(17)	—	—	(31)
CMB	86,021	405	—	—	86,426	(9)	(18)	—	—	(27)
GBM	88,229	173	1	—	88,403	(13)	(6)	(1)	—	(20)
Corporate Centre	2,201	165	—	—	2,366	(1)	(18)	—	—	(19)
Debt instruments measured at FVOCI at 31 Dec 2023	301,198	1,149	1	—	302,348	(37)	(59)	(1)	—	(97)
1With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the $7.6bn portfolio of retained loans from WPB to Corporate Centre.
Risk

94	HSBC Holdings plc Interim Report 2024 on Form 6-K

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	103,684	17,990	20,669	124,353	(1,531)	(262)	(75)	(1,606)
– of which: HSBC UK Bank plc (ring- fenced bank)	79,516	17,318	9,084	88,600	(1,238)	(224)	(64)	(1,302)
– of which: HSBC Bank plc (non- ring-fenced bank)[2]	24,007	672	11,535	35,542	(293)	(38)	(11)	(304)
– of which: Other trading entities[2]	161	—	50	211	—	—	—	—
France	25,859	4,550	7,034	32,893	(586)	(45)	(19)	(605)
Germany	6,860	234	909	7,769	(76)	—	—	(76)
Switzerland	1,231	244	241	1,472	(12)	—	—	(12)
Hong Kong	122,948	46,470	17,244	140,192	(3,367)	(2,127)	(84)	(3,451)
Australia	11,948	4,599	2,173	14,121	(31)	(3)	—	(31)
India	12,415	2,278	6,485	18,900	(46)	(6)	(7)	(53)
Indonesia	3,427	140	361	3,788	(120)	(49)	—	(120)
Mainland China	29,426	6,038	8,230	37,656	(251)	(149)	(7)	(258)
Malaysia	5,867	1,143	250	6,117	(63)	(12)	—	(63)
Singapore	17,249	3,561	1,206	18,455	(343)	(63)	(1)	(344)
Taiwan	4,712	14	62	4,774	—	—	—	—
Egypt	798	37	49	847	(105)	(6)	—	(105)
UAE	13,258	1,865	1,626	14,884	(420)	(265)	—	(420)
US	26,037	4,874	9,952	35,989	(229)	(105)	(49)	(278)
Mexico	11,043	651	1,273	12,316	(224)	(10)	(5)	(229)
Other	26,302	2,999	1,485	27,787	(353)	(91)	(16)	(369)
At 30 Jun 2024	423,064	97,687	79,249	502,313	(7,757)	(3,193)	(263)	(8,020)

UK	105,536	17,852	18,343	123,879	(1,451)	(246)	(231)	(1,682)
– of which: HSBC UK Bank plc (ring- fenced bank)	80,248	17,060	9,372	89,620	(1,212)	(212)	(66)	(1,278)
– of which: HSBC Bank plc (non-ring- fenced bank)	24,791	792	8,971	33,762	(240)	(34)	(165)	(405)
– of which: Other trading entities[2]	497	—	—	497	1	—	—	1
France	27,017	4,796	5,701	32,718	(636)	(53)	(18)	(654)
Germany	6,667	240	632	7,299	(74)	—	—	(74)
Switzerland	1,168	423	378	1,546	(12)	(1)	—	(12)
Hong Kong	125,340	48,594	19,319	144,659	(3,099)	(2,147)	(57)	(3,156)
Australia	12,685	4,443	1,564	14,249	(49)	(1)	—	(49)
India	10,856	2,083	5,315	16,171	(47)	(7)	(4)	(51)
Indonesia	3,100	162	411	3,511	(136)	(58)	—	(136)
Mainland China	28,655	6,709	7,775	36,430	(313)	(212)	(11)	(324)
Malaysia	5,797	1,137	258	6,055	(69)	(15)	—	(69)
Singapore	15,845	3,458	948	16,793	(321)	(40)	(1)	(322)
Taiwan	4,512	30	81	4,593	—	—	—	—
Egypt	899	45	86	985	(128)	(10)	(1)	(129)
UAE	13,740	1,979	823	14,563	(543)	(296)	—	(543)
US	26,993	5,143	9,155	36,148	(239)	(101)	(58)	(297)
Mexico	11,326	865	1,349	12,675	(320)	(19)	(5)	(325)
Other	27,519	3,496	2,294	29,813	(366)	(80)	(18)	(384)
At 31 Dec 2023	427,655	101,455	74,432	502,087	(7,803)	(3,286)	(404)	(8,207)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. ‘Commercial real estate’ on page 90 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.
2    At 31 December 2023, ‘Other trading entities’ included gross carrying amount of $497m and allowances for ECL of $1m related to the Private Banking entity that was reclassified to HSBC Bank plc to continue the process of simplifying our structure.

HSBC Holdings plc Interim Report 2024 on Form 6-K	95

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	of which: credit cards	Total	First lien residential mortgages	Other personal	of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	169,381	20,056	8,051	189,437	(181)	(515)	(260)	(696)
– of which: HSBC UK Bank plc (ring-fenced bank)	165,794	17,853	7,972	183,647	(176)	(507)	(258)	(683)
– of which: HSBC Bank plc (non-ring-fenced bank)[1]	3,587	2,203	79	5,790	(5)	(8)	(2)	(13)
– of which: Other trading entities[1]	—	—	—	—	—	—	—	—
France[2]	403	7,023	1	7,426	(12)	(11)	—	(23)
Germany	—	132	—	132	—	—	—	—
Switzerland	1,665	4,978	—	6,643	(1)	(14)	—	(15)
Hong Kong	107,456	31,001	9,035	138,457	(2)	(390)	(259)	(392)
Australia	23,193	442	399	23,635	(5)	(11)	(10)	(16)
India	1,820	783	212	2,603	(5)	(15)	(12)	(20)
Indonesia	50	294	132	344	(2)	(10)	(6)	(12)
Mainland China	6,652	820	248	7,472	(6)	(44)	(34)	(50)
Malaysia	2,202	1,955	828	4,157	(20)	(69)	(34)	(89)
Singapore	6,953	6,444	536	13,397	—	(41)	(18)	(41)
Taiwan	5,461	1,430	339	6,891	—	(16)	(4)	(16)
Egypt	—	283	68	283	—	(1)	—	(1)
UAE	1,915	1,326	484	3,241	(7)	(58)	(26)	(65)
US	19,479	648	188	20,127	(13)	(16)	(14)	(29)
Mexico	8,341	5,890	2,381	14,231	(179)	(691)	(306)	(870)
Other	5,449	2,529	780	7,978	(95)	(60)	(34)	(155)
At 30 Jun 2024	360,420	86,034	23,682	446,454	(528)	(1,962)	(1,017)	(2,490)

UK	168,469	19,503	8,056	187,972	(209)	(697)	(339)	(906)
– of which: HSBC UK Bank plc (ring-fenced bank)	164,878	17,884	7,975	182,762	(205)	(692)	(336)	(897)
– of which: HSBC Bank plc (non-ring-fenced bank)	3,226	141	81	3,367	(3)	(5)	(2)	(8)
– of which: Other trading entities[1]	365	1,478	—	1,843	(1)	—	(1)	(1)
France[2]	436	7,476	1	7,912	(13)	(8)	—	(21)
Germany	—	165	—	165	—	—	—	—
Switzerland	1,770	5,466	—	7,236	(1)	(20)	—	(21)
Hong Kong	107,182	31,248	9,663	138,430	(2)	(417)	(286)	(419)
Australia	23,001	446	396	23,447	(5)	(19)	(18)	(24)
India	1,537	680	185	2,217	(4)	(16)	(12)	(20)
Indonesia	58	288	137	346	(2)	(11)	(7)	(13)
Mainland China	7,503	754	287	8,257	(3)	(49)	(39)	(52)
Malaysia	2,313	2,115	882	4,428	(23)	(87)	(36)	(110)
Singapore	8,151	5,589	521	13,740	—	(38)	(17)	(38)
Taiwan	5,607	1,370	309	6,977	—	(17)	(4)	(17)
Egypt	—	341	89	341	—	(1)	(1)	(1)
UAE	1,957	1,325	440	3,282	(10)	(62)	(24)	(72)
US	18,340	673	199	19,013	(15)	(19)	(14)	(34)
Mexico	8,778	6,215	2,465	14,993	(176)	(757)	(297)	(933)
Other	5,807	2,959	1,050	8,766	(108)	(78)	(42)	(186)
At 31 Dec 2023	360,909	86,613	24,680	447,522	(571)	(2,296)	(1,136)	(2,867)
1    At 31 December 2023, ‘Other trading entities’ included gross carrying amount of $1,843m and allowances for ECL of $1m related to the Private Banking entity that was reclassified to HSBC Bank plc to continue the process of simplifying our structure.
2    Included in other personal lending as at 30 June 2024 is $6,980m (31 December 2023: $7,424m) guaranteed by Crédit Logement.
Risk

96	HSBC Holdings plc Interim Report 2024 on Form 6-K
Treasury risk

97	Overview
97	Treasury risk management
99	Capital risk in the first half of 2024
102	Liquidity and funding risk in the first half of 2024
104	Sources of funding
105	Interest rate risk in the banking book in the first half of 2024

Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of an adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension and insurance risk.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework. The risk management framework incorporates a number of measures
aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, structural and transactional foreign exchange risk, and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out on pages 203 to 217 of the Annual Report and
Accounts 2023.
Treasury risk management
Key developments in the first half of 2024
–The Board approved the first interim dividend of $0.10 per share, which was paid in June 2024. We have successfully concluded the share buy-back announced for the first quarter of 2024, amounting to $3bn. We also intend to initiate a further share buy-back of up to
$3bn, which we expect to complete within three months.
–On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France, with no material incremental impact on CET1.
–On 28 March 2024, HSBC completed the sale of HSBC Bank
Canada to the Royal Bank of Canada. The associated gain on sale of $4.8bn added approximately 0.8 percentage points to the CET1 ratio as of 30 March 2024. In addition to the interim dividend, following completion of this transaction, the Board also approved a special dividend of $0.21 per share, paid in June 2024.
–On 9 April 2024, HSBC entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia. The transaction is subject to conditions, including regulatory approval, and is not expected to have a significant impact on the Group’s CET1 ratio by closing.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 99 to 101. For quantitative disclosures on liquidity and funding metrics, see pages 102 to 104. For quantitative disclosures on interest rate risk in the banking book, see pages 105 to 106.
Capital, liquidity and funding risk
management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), the leverage ratio and double leverage. Our internal capital adequacy assessment process (‘ICAAP’) is an assessment of the Group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from HSBC’s business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The
Group’s ICAAP supports the determination of the consolidated capital risk appetite and target ratios and enables the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
HSBC Holdings is the provider of MREL to its subsidiaries, including equity and non-equity capital. These investments are funded by HSBC
Holdings’ own equity capital and MREL-eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with our existing structure and business model, HSBC has three resolution groups – the European resolution group, the Asian resolution group and the US resolution group. There are some smaller entities that fall outside these resolution groups.
HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
As a matter of long-standing policy, the holding company group retains a substantial holdings capital buffer comprising cash and other high-quality liquid assets, which at 30 June 2024 was in excess of
$20bn, our target operating level.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level, in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum
requirements and any applicable regulatory requirements at all times.
These requirements are assessed through our internal liquidity adequacy assessment process (‘ILAAP’), which ensures that
operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and
monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and
application of the Group’s policies and controls.

HSBC Holdings plc Interim Report 2024 on Form 6-K	97
Planning and performance
Capital and RWA plans form part of the annual financial resource plan that is approved by the Board.
Capital and RWA forecasts are submitted to the Group Executive
Committee on a monthly basis, and capital and RWAs are monitored and managed against the plan. The responsibility for global capital allocation principles rests with the Group Chief Financial Officer, supported by the Group Capital Management Meeting. This is a specialist forum addressing capital management, reporting into
Holdings ALCO.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives.
Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified, and to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity plans also form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the liquidity coverage ratio (‘LCR’) and net stable funding ratio
(‘NSFR’), together with an internal liquidity metric at entity level. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory developments and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).
Regulatory developments
Future changes to our ratios may occur with the implementation of
Basel 3.1. The Prudential Regulation Authority (‘PRA‘) has published its consultation paper on the UK’s implementation, with a proposed implementation date of 1 July 2025. Whilst the PRA is still to release a near final draft of the remaining parts of Basel 3.1, we continue to assess the impact of the near final rules.
For further details, see the ’Regulatory developments’ section in our Pillar 3
Disclosures at 30 June 2024, which is expected to be published on or around 7 August 2024 at www.hsbc.com/investors.
Regulatory reporting processes and controls
We are advancing a comprehensive initiative aimed at strengthening our global processes, enhancing consistency, and improving controls across our regulatory reporting. This remains a top priority for both
HSBC management and regulatory authorities. This multifaceted programme includes data enhancement, transformation of the
reporting systems, and an uplift to the control environment over the report production process.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery and resolution planning
The Group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance through tangible equity allocation, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the exercises of the Bank of England (‘BoE’), the US Federal Reserve
Board, the European Banking Authority, the European Central Bank
and the Hong Kong Monetary Authority. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and
ILAAP. The outcomes of stress testing exercises carried out by the
PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for the Group and material entities, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers.
The Group recovery plan sets out the framework and governance arrangements to support restoring HSBC to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues.
Our material entities’ recovery plans provide detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that HSBC entities can stabilise their financial position and recover from financial losses in a stress environment.
The Group also has capabilities, resources, and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. The Group and the
BoE publicly disclosed the status of HSBC’s progress against the
BoE’s Resolvability Assessment Framework (‘RAF’) in June 2022,
following the submission of HSBC’s inaugural resolvability self-
assessment in October 2021. HSBC has continued to enhance its resolvability capabilities since this time and submitted its second self-
assessment in October 2023. A subsequent update was provided to the BoE in January 2024. Further public disclosure by the Group and the BoE as to HSBC’s progress against the Resolvability Assessment
Framework is expected to be made in August 2024.
Overall, our recovery and resolution planning helps to safeguard the
Group’s financial and operational stability. HSBC is committed to continuing to enhance its recovery and resolution capabilities, in line with the Group’s preferred resolution strategy and regulatory expectations, including the RAF.
Risk

98	HSBC Holdings plc Interim Report 2024 on Form 6-K
Measurement of interest rate risk in the
banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged is transferred to Global
Treasury, with some exceptions.
Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Global
Treasury cannot economically hedge is not transferred and remains within the global business where the risk originates.
Global Treasury uses a number of measures to monitor and control interest rate risk in the banking book, including:
–banking net interest income sensitivity; and
–economic value of equity sensitivity.
Banking net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected banking net interest income
(‘banking NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant.
Banking NII sensitivity measures the sensitivity of NII adjusted for the funding costs of the trading book and of interest related to AT1 capital. This monitoring is undertaken at an entity and Group level, where a range of interest rate scenarios are monitored on a one-year basis.
Banking NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure, except for certain mortgage products where balances are impacted by interest rate sensitive prepayments. These sensitivity calculations do not incorporate actions that would be taken by Global Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.
The banking NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario.
The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-
specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic value of equity (‘EVE’) measures the present value of our banking book assets and liabilities excluding equity, based on a run-off balance sheet. Economic value of equity sensitivity measures the impact to EVE from a movement in interest rates, including the assumed term profile of non-maturing deposits having adjusted for stability and price sensitivity. It is measured and reported as part of our internal risk metrics, regulatory rules (including the Supervisory
Outlier Test) and external Pillar 3 disclosures.
For further details, see the ‘Economic value of equity and net interest income sensitivity’ section in our Pillar 3 Disclosures at 30 June 2024, which is expected to be published on or around 7 August 2024 at www.hsbc.com/
investors.
Capital risk in the first half of 2024
Capital overview

Capital and liquidity adequacy metrics
	At
	30 Jun 2024	31 Dec 2023
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	664.1	683.9
Counterparty credit risk	36.8	35.5
Market risk	37.9	37.5
Operational risk	96.3	97.2
Total RWAs	835.1	854.1
Capital on a transitional basis ($bn)
Common equity tier 1 capital	125.3	126.5
Tier 1 capital	144.3	144.2
Total capital	172.1	171.2
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	15.0	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.6	20.0
Capital on an end point basis ($bn)
Common equity tier 1 capital	125.3	126.5
Tier 1 capital	144.3	144.2
Total capital	168.1	167.1
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	15.0	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.1	19.6
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	646.1	647.5
Total net cash outflow ($bn)	472.3	477.1
LCR (%)[1]	137	136
1    We have enhanced our calculation processes during 1H24. As Group LCR is reported as a 12-month average, the benefit of these changes will be recognised incrementally over the coming year starting from 30 June 2024.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulations and directives, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
The liquidity coverage ratio is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

HSBC Holdings plc Interim Report 2024 on Form 6-K	99
Own funds

Own funds disclosure
		30 Jun 2024	31 Dec 2023
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	164,545	165,868
28	Total regulatory adjustments to common equity tier 1	(39,252)	(39,367)
29	Common equity tier 1 capital	125,293	126,501
36	Additional tier 1 capital before regulatory adjustments	19,035	17,732
43	Total regulatory adjustments to additional tier 1 capital	(70)	(70)
44	Additional tier 1 capital	18,965	17,662
45	Tier 1 capital	144,258	144,163
51	Tier 2 capital before regulatory adjustments	28,914	28,148
57	Total regulatory adjustments to tier 2 capital	(1,088)	(1,107)
58	Tier 2 capital	27,826	27,041
59	Total capital	172,084	171,204
	Capital ratios	%	%
61	Common equity tier 1 ratio	15.0	14.8
62	Tier 1 ratio	17.3	16.9
63	Total capital ratio	20.6	20.0
*These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.
At 30 June 2024, our common equity tier 1 (‘CET1’) capital ratio increased to 15.0% from 14.8% at 31 December 2023, driven by a decrease in RWAs of $19bn, and a decline in CET1 capital of $1.2bn.
The overall rise in our CET1 ratio during the period was contributed by:
–a 0.7 percentage point net increase from strategic transactions, including the gain on disposal of our Canada banking business adjusted for the $0.21 per share special dividend, the RWAs
reduction from our disposals in France and Canada, which was partially offset by the impairment loss following the held for sale classification of our business in Argentina;
–a 0.2 percentage point increase from capital generation, mainly through regulatory profits less dividends, adjusted for the share buy-backs announced along with our 4Q23 and 1Q24 results;
–a 0.5 percentage point decrease driven by higher RWAs mainly from asset size movements and model updates, excluding the
reduction from our disposals in France and Canada; and
–a 0.2 percentage point decrease from the adverse impact of
foreign exchange fluctuations and an increase in regulatory
deductions.
At 30 June 2024, our Pillar 2A requirement, set by the PRA’s
Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was met by CET1 capital. Throughout the first half of 2024, we complied with the PRA’s regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	146.8	301.2	131.8	84.3	664.1
Counterparty credit risk	1.0	0.6	33.2	2.0	36.8
Market risk	1.2	1.2	27.7	7.8	37.9
Operational risk	33.5	32.7	32.4	(2.3)	96.3
At 30 Jun 2024	182.5	335.7	225.1	91.8	835.1
At 31 Dec 2023	192.9	354.5	218.5	88.2	854.1

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations[2]	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	113.2	75.2	315.6	19.1	62.3	—	25.1	45.8	7.8	664.1
Counterparty credit risk	0.2	18.5	10.4	0.7	3.6	—	0.5	2.9	—	36.8
Market risk[3]	0.2	25.5	29.2	2.6	3.7	—	0.8	1.5	3.2	37.9
Operational risk	17.9	17.9	46.0	3.7	7.2	—	4.9	4.8	(6.1)	96.3
At 30 Jun 2024	131.5	137.1	401.2	26.1	76.8	—	31.3	55.0	4.9	835.1
At 31 Dec 2023	129.2	131.5	396.7	24.3	72.2	31.9	32.6	59.6	6.7	854.1
1Balances are on a third-party Group consolidated basis.
2Balance at 30 June 2024 includes HSBC Bank Canada operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.
3Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.
Risk

100	HSBC Holdings plc Interim Report 2024 on Form 6-K

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	191.6	353.5	196.3	75.2	37.5	854.1
Asset size	1.3	4.3	5.6	4.0	6.0	21.2
Asset quality	0.7	1.4	(1.8)	(0.5)	—	(0.2)
Model updates	0.3	0.1	3.3	3.3	—	7.0
Methodology and policy	(1.6)	1.4	(0.4)	2.7	—	2.1
Acquisitions and disposals	(7.3)	(20.5)	(2.7)	(0.2)	(5.6)	(36.3)
Foreign exchange movements[1]	(3.7)	(5.7)	(2.9)	(0.5)	—	(12.8)
Total RWA movement	(10.3)	(19.0)	1.1	8.8	0.4	(19.0)
RWAs at 30 Jun 2024	181.3	334.5	197.4	84.0	37.9	835.1
1Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies and other movements in the table are presented on a constant currency basis.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada[2]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations[2]	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	129.0	108.8	369.3	21.5	69.6	31.1	31.9	58.0	(2.6)	37.5	854.1
Asset size	1.8	1.9	2.0	0.9	2.0	—	0.7	6.1	(0.2)	6.0	21.2
Asset quality	0.3	(0.3)	1.1	(0.5)	1.2	—	—	(2.0)	—	—	(0.2)
Model updates	0.1	1.2	4.1	1.1	0.4	—	—	0.1	—	—	7.0
Methodology and policy	1.4	5.4	(1.6)	0.5	(0.1)	(3.4)	—	(4.6)	4.5	—	2.1
Acquisitions and disposals	—	(3.5)	0.2	—	—	(27.1)	—	(0.3)	—	(5.6)	(36.3)
Foreign exchange movements[3]	(1.3)	(1.9)	(3.1)	—	—	(0.6)	(2.1)	(3.8)	—	—	(12.8)
Total RWA movement	2.3	2.8	2.7	2.0	3.5	(31.1)	(1.4)	(4.5)	4.3	0.4	(19.0)
RWAs at 30 Jun 2024	131.3	111.6	372.0	23.5	73.1	—	30.5	53.5	1.7	37.9	835.1
1Balances are on a third-party Group consolidated basis.
2  The balance in methodology and policy includes HSBC Bank Canada operational risk RWAs due to the averaging calculation and will roll off over future reporting cycles.
3Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies and other movements in the table are presented on a constant currency basis.
During the first half of the year, RWAs decreased by $19.0bn, mainly due to strategic disposals of $36.3bn and foreign currency translation differences of $12.8bn, which were partially offset by asset size movements of $21.2bn.
Asset size
The $6.0bn increase in market risk RWAs was mainly attributed to a rise in value at risk, and the incremental risk charge from increased positions, notably in Asia and HSBC Bank plc.
GBM RWAs increased by $5.6bn, mainly driven by a rise in corporate exposures, primarily in HSBC Bank plc and higher sovereign
exposures in Mexico. Further RWA increases were largely attributed to mark-to-market movements and organic growth in counterparty credit risk, notably in Asia and North America.
CMB RWAs rose by $4.3bn, due to an increase in corporate lending, mainly in HSBC UK Bank plc, Argentina and North America, and higher sovereign exposures in Argentina.
Corporate Centre RWAs increased by $4.0bn, which was largely driven by a rise in SAB corporate exposures.
WPB RWAs increased by $1.3bn, primarily due to higher sovereign exposures in Argentina, and mortgage portfolio growth in North
America and HSBC UK.
Asset quality
The $0.2bn fall in RWAs was mainly due to portfolio mix changes, and favourable credit risk migrations in Argentina and Sri Lanka, which was largely offset by unfavourable credit risk migrations in Asia.
Model updates
The $7.0bn increase mainly follows a revision to the definition of default in our PD models for exposures to financial institutions.
Acquisitions and disposals
RWAs decreased by $36.3bn, predominantly from the disposal of our banking business in Canada and the sale of our retail banking operations in France.
Methodology and policy
Methodology changes and risk parameter refinements mainly in
Argentina, HSBC UK Bank plc and HSBC Bank plc, offset by Asia, led to the RWAs increase of $2.1bn.
This includes the retained portfolio of our France retail banking operations transferred from WPB to Corporate Centre.

HSBC Holdings plc Interim Report 2024 on Form 6-K	101
Leverage ratio1

	At
	30 Jun 2024	31 Dec 2023
	$bn	$bn
Tier 1 capital (leverage)	144.3	144.2
Total leverage ratio exposure	2,514.5	2,574.8
	%	%
Leverage ratio	5.7	5.6
1Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.
Our leverage ratio was 5.7% at 30 June 2024, up from 5.6% at
31 December 2023. The reduction in the leverage exposures led to a rise of 0.1 percentage point in the leverage ratio. This was primarily due to the reduction of the balance sheet, mainly driven by the disposal of our banking business in Canada and the sale of our retail banking operations in France.
At 30 June 2024, our UK minimum leverage ratio requirement of
3.25% was supplemented by a leverage ratio buffer of 1.0%, made up of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.3%.
These buffers translated into capital values of $17.6bn and $7.5bn respectively. We exceeded these leverage requirements throughout
1H24.
Regulatory transitional arrangements for
IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements of the
Capital Requirements Regulation for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures.
Liquidity and funding risk in the first
half of 2024
Liquidity metrics
At 30 June 2024, all of the Group’s material operating entities were above regulatory minimum levels.
Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. The liquidity value of these liquid assets for each entity is shown in the following table along with the individual LCR levels on a local regulatory requirements basis wherever applicable. Where local regulatory requirements are not applicable, the PRA LCR is shown. The local basis may differ from
PRA measures due to differences in the way regulators have
implemented the Basel III standards.
Each entity maintains a sufficient stable funding profile and it is assessed by using the PRA NSFR or other appropriate metrics.
In addition to regulatory metrics, HSBC uses a wide set of measures to manage its liquidity and funding profile.
Risk

102	HSBC Holdings plc Interim Report 2024 on Form 6-K
The Group liquidity and funding position on an average basis is analysed in the following sections.

Operating entities’ liquidity
	At 30 Jun 2024
	LCR[6]	HQLA	Net outflows	NSFR[6]
	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[1]	193	114	59	155
HSBC Bank plc (non-ring-fenced bank)[2]	146	131	90	114
The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch[3]	195	142	73	127
HSBC Singapore[4]	314	29	9	180
Hang Seng Bank	263	50	19	166
HSBC Bank China	176	25	14	144
HSBC Bank USA	172	81	47	129
HSBC Continental Europe[5]	156	83	53	138
HSBC Bank Middle East – UAE branch	257	14	5	154
HSBC Bank Canada	—	—	—	—
HSBC Bank Mexico	160	9	6	124

	At 31 Dec 2023
HSBC UK Bank plc (ring-fenced bank)[1]	201	118	59	158
HSBC Bank plc (non-ring-fenced bank)[2]	148	132	89	116
The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch[3]	192	147	77	127
HSBC Singapore[4]	292	26	9	174
Hang Seng Bank	254	52	21	163
HSBC Bank China	170	24	14	139
HSBC Bank USA	172	82	48	131
HSBC Continental Europe[5]	158	83	52	137
HSBC Bank Middle East – UAE branch	281	13	5	163
HSBC Bank Canada	164	21	13	129
HSBC Bank Mexico	149	8	5	124
1HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises five legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services plc,
HSBC Private Bank (UK) Limited, HSBC Innovation Bank Limited and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA.
2HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
3The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch represents the material activities of The Hongkong and Shanghai Banking
Corporation Limited. It is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
4HSBC Singapore includes HSBC Bank (Singapore) Limited and The Hongkong and Shanghai Banking Corporation Limited – Singapore branch. Liquidity and funding risk is monitored and controlled at country level in line with the local regulator’s approval.
5In response to the requirement for an intermediate parent undertaking in line with EU Capital Requirements Directive (‘CRD V’), HSBC Continental Europe
acquired control of HSBC Germany and HSBC Bank Malta on 30 November 2022. The averages for LCR and NSFR include the impact of the inclusion of the two entities from November 2022.
6The LCR and NSFR ratios presented in the above table are based on average values. The LCR is the average of the preceding 12 months. The NSFR is the average of the preceding four quarters.
Consolidated liquidity metrics
Liquidity coverage ratio
At 30 June 2024, the average high-quality liquid assets (‘HQLA’) held at entity level amounted to $780bn (31 December 2023: $795bn), a decrease of $15bn. The Group consolidation methodology includes a deduction to reflect the impact of limitations in the transferability of entity liquidity around the Group. This resulted in an adjustment of
$134bn to LCR HQLA and $7bn to LCR inflows on an average basis.
During 1H24, we enhanced our liquidity consolidation process and revised the associated provisions originally recognised to address historical limitations. As Group LCR is reported as a 12-month average, the benefit of these changes will be recognised
incrementally over the coming year starting from 30 June 2024.

	At1
	30 Jun 2024	30 Jun 2023	31 Dec 2023
	$bn	$bn	$bn
High-quality liquid assets (in entities)	780	796	795
Group LCR HQLA[2]	646	631	648
Net outflows[2]	472	478	477
Liquidity coverage ratio (%)	137	132	136
Adjustment for transfer restrictions[2]	(141)	(172)	(154)
1Group LCR numbers above are based on average month-end values of the preceding 12 months.
2These include a total adjustment for transfer restrictions on a 12-month average basis of $141bn as at 30 June 2024, of which a $134bn deduction applied to
LCR HQLA and $7bn to LCR inflows.

HSBC Holdings plc Interim Report 2024 on Form 6-K	103
Liquid assets
After the $134bn adjustment, the Group LCR HQLA of $646bn
(31 December 2023: $648bn) was held in a range of asset classes and currencies. Of these, 96% were eligible as level 1
(31 December 2023: 97%).
The following tables reflect the composition of the liquidity pool by asset type and currency at 30 June 2024:

Liquidity pool by asset type[1]
	Liquidity pool	Cash	Level 1[2]	Level 2[2]
	$bn	$bn	$bn	$bn
Cash and balance at central bank	283	283	—	—
Central and local government bonds	337	—	316	21
Regional government and public sector entities	2	—	2	—
International organisation and multilateral development banks	14	—	14	—
Covered bonds	8	—	3	5
Other	2	—	1	1
Total at 30 Jun 2024	646	283	336	27
Total at 31 Dec 2023	648	310	317	21
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.
2As defined in EU and PRA regulation, level 1 assets means ‘assets of extremely high liquidity and credit quality’, and level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 30 Jun 2024	188	169	111	52	126	646
Liquidity pool at 31 Dec 2023	184	173	112	51	128	648
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H24, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.

Funding sources
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Customer accounts	1,593,834	1,611,647
Deposits by banks	82,435	73,163
Repurchase agreements – non-trading	202,770	172,100
Debt securities in issue	98,158	93,917
Cash collateral, margin and settlement accounts	105,226	85,255
Liabilities of disposal groups held for sale[1]	5,041	108,406
Subordinated liabilities	25,510	24,954
Financial liabilities designated at fair value	140,800	141,426
Insurance contract liabilities	125,252	120,851
Trading liabilities	77,455	73,150
– repos	13,356	12,198
– stock lending	4,566	3,322
– other trading liabilities	59,533	57,630
Total equity	190,414	192,610
Other balance sheet liabilities	328,108	341,198
	2,975,003	3,038,677

Funding uses
	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Loans and advances to customers	938,257	938,535
Loans and advances to banks	102,057	112,902
Reverse repurchase agreements – non-trading	230,189	252,217
Cash collateral, margin and settlement accounts	105,974	89,911
Assets held for sale[1]	5,821	114,134
Trading assets	331,307	289,159
– reverse repos	14,280	16,575
– stock borrowing	10,541	14,609
– other trading assets	306,486	257,975
Financial investments	467,356	442,763
Cash and balances with central banks	277,112	285,868
Other balance sheet assets	516,930	513,188
	2,975,003	3,038,677
1‘Liabilities of disposal groups held for sale’ includes $4.1bn and ‘Assets held for sale’ includes $5.3bn in respect of the planned sale of our Argentina business (2023: ‘Liabilities of disposal groups held for sale’ includes $82bn and Assets held for sale’ includes $88bn in respect of the planned sale of our banking business in Canada. ‘Liabilities of disposal groups held for sale’
includes $26bn and ‘Assets of disposal groups held for sale’ includes $28bn in respect of the sale of our retail banking operations in France).
Risk

104	HSBC Holdings plc Interim Report 2024 on Form 6-K
Interest rate risk in the banking book in the first half of 2024
Banking net interest income sensitivity
Banking NII sensitivity analyses the sensitivity of our banking net interest income to interest rate shocks. This metric, which was introduced in our Annual Report and Accounts 2023, includes the sensitivity coming from trading book assets funded by banking book liabilities, as well as the currency impacts of vanilla foreign exchange swaps to optimise cash management across the Group. Banking NII sensitivity is therefore a more comprehensive measure than NII sensitivity, which was disclosed previously. It is aligned with the presentation of banking net interest income as an alternative performance measure intended to approximate the Group’s banking revenue that is directly impacted by changes in interest rates.
The following tables set out the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of
100bps to the current market-implied path of interest rates across all currencies on 30 June 2024. For example, Year 3 shows the impact of an immediate rate shock on the banking NII projected for the third year.
The sensitivities shown represent a hypothetical simulation of income, assuming a static balance sheet (specifically no assumed migration from current account to term deposits), and no
management actions from Global Treasury. This also incorporates the effect of hypothetical managed rate product pricing assumptions, prepayment of mortgages and deposit stability. The sensitivity calculations exclude pensions, insurance, and interests in associates.
The sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.
As market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics. To aid comparability between markets we have simplified the basis of preparation for our disclosure and have used a 50% pass-on assumption for major entities on certain interest-bearing deposits. Our pass-through asset assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
An immediate interest rate rise of 100bps would increase projected banking NII by $2.2bn. An immediate interest rate fall of 100bps would decrease projected banking NII by $2.7bn.
The sensitivity of banking NII for 12 months as at 30 June 2024 decreased by $0.6bn in the plus 100bps parallel shock, and by $0.7bn in the minus 100bps parallel shock, when compared with
31 December 2023. The drivers of the reduction in banking NII sensitivity include the increase in stabilisation activities in line with
Group strategy. The currency split of banking NII sensitivity changes depending on the optimal deployment of cash at a point in time, which will change period on period.
For further details of measurement of interest rate risk in the banking book, see page 205 of the Annual Report and Accounts 2023.

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2024 to Jun 2025 (based on balance sheet at 30 Jun 2024)
+100bps parallel	729	330	283	169	734	2,245
-100bps parallel	(781)	(364)	(424)	(194)	(887)	(2,650)
Change in Jan 2024 to Dec 2024 (based on balance sheet at 31 Dec 2023)
+100bps parallel	343	411	496	285	1,297	2,832
-100bps parallel	(494)	(493)	(602)	(304)	(1,460)	(3,353)

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 30 Jun 2024)
Year 2 (Jul 2025 to Jun 2026)	(1,145)	(467)	(783)	(256)	(1,262)	(3,913)
Year 3 (Jul 2026 to Jun 2027)	(1,540)	(554)	(1,214)	(323)	(1,361)	(4,992)
Change in NII (based on balance sheet at 31 Dec 2023)
Year 2 (Jan 2025 to Dec 2025)	(1,015)	(693)	(938)	(333)	(1,798)	(4,777)
Year 3 (Jan 2026 to Dec 2026)	(1,289)	(761)	(1,439)	(405)	(1,926)	(5,820)

HSBC Holdings plc Interim Report 2024 on Form 6-K	105
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise of positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost, and exposures arising from our insurance operations.
From February 2024, we adopted a methodology change to measure non-trading value at risk (‘VaR’) over a 10 day holding period as opposed to 1 day, in order to better reflect longer average time horizons in the management of non-trading portfolios compared to trading portfolios. Comparative data at 31 December 2023 and
30 June 2023 has been restated on a 10 day basis accordingly, using a scalar approach that results in restated numbers being
approximately three times higher than previously reported 1 day basis numbers.
The VaR for non-trading activity has increased to $792m at 30 June
2024, compared with $577m at 31 December 2023. The increase was primarily due to higher duration risk exposures in Global Treasury.
The portfolio diversification has decreased from 31 December 2023 but remained broadly stable on average and reflects the natural offsets in risk measured as the difference between the portfolio level
VaR and the aggregation of VaR at the asset class level.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Markets Treasury. The management of interest rate risk in the banking book is described further in ‘Banking net interest income sensitivity’ on page 105.
The Group non-trading VaR for the half-year to 30 June 2024 is shown in the following table.

Non-trading VaR, 99% 10 day
	Interest rate	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2024	682.4	333.2	(224.1)	791.5
Average	740.5	337.2	(241.4)	836.3
Maximum	1,000.6	369.1		1,097.6
Minimum	474.2	324.3		572.2

Half-year to 30 Jun 2023	494.2	266.5	(210.8)	549.9
Average	426.2	218.2	(157.6)	486.8
Maximum	502.5	266.5		587.4
Minimum	344.0	174.5		401.5

Half year to 31 Dec 2023	549.6	356.7	(329.5)	576.7
Average	560.2	312.9	(244.5)	628.6
Maximum	638.6	368.0		709.4
Minimum	504.3	249.9		537.2
1When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk and the risks managed in HSBC
Holdings arising from long-term capital issuance.
HSBC’s management of market risk in the non-trading book is described in the ‘Treasury risk’ section on page 97.
Risk

106	HSBC Holdings plc Interim Report 2024 on Form 6-K
Market risk
Overview
Market risk is the risk of an adverse financial impact on trading activities arising from changes in market parameters, such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios: trading portfolios and non-trading portfolios.
Market risk in the first half of 2024
There were no material changes to the policies and practices for the management of market risk in the first half of 2024.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 218 of the
Annual Report and Accounts 2023.
Inflation expectations have been in focus during the first half of 2024, against a backdrop of resilient economic growth and elections in multiple countries. Central bank policies have diverged, with the US
Federal Reserve holding interest rates unchanged and the Bank of
Japan concluding its period of negative interest rates by raising the overnight interest rate to a range of about zero to 0.1%, while the
ECB and some other European central banks cut rates in June. After trending upwards until April, government bond yields have generally fallen in 2Q24, largely driven by lower inflation and expectations for monetary policy easing by central banks. Japanese government bond yields have instead risen to the highest in the last decade following the central bank’s historic policy shift. In Europe, the France-Germany yield spread has widened amid uncertainty from the French legislative elections. Equities have risen to multiple record highs in the US and in
Europe, amid strong corporate earnings and positive sentiment in the technology sector. Some emerging markets equities have tended to outperform developed markets during 2Q24, particularly in Asia. In foreign exchange markets, the US dollar strengthening has continued, mostly in line with interest rate differentials. The Yen has weakened to multi-decade lows against the US dollar. Whilst sentiment has remained resilient in credit markets, credit spreads widened marginally during June, with a more pronounced increase for high-
yield credit compared to investment grade.
We continued to manage market risk prudently in the first half of
2024. Main sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Markets and Securities
Services. Trading VaR at $52.7m as of 30 June 2024 has not changed materially compared with 31 December 2023. Exposures to interest rate risk factors from the Fixed Income and Foreign Exchange businesses were the main drivers of Trading VaR at the end of June
2024. Trading VaR peaked in March 2024 and was mainly driven by:
–Increased contribution of exposures to short-term interest rates for major currencies.
–The effects of relatively large, short-term interest rate shocks that are captured in the VaR scenario window.
VaR reduced following hedging activity to manage down exposures to interest rates across the Markets business.
The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2024	20.6	47.5	15.7	9.9	(41.1)	52.7
Average	15.4	57.1	14.0	10.2	(37.1)	59.7
Maximum	29.8	78.1	17.6	12.7		83.3
Minimum	6.9	42.0	12.7	6.6		45.7

Half-year to 30 Jun 2023	18.9	64.9	23.5	16.1	(55.6)	67.8
Average	16.7	51.9	17.5	11.1	(41.5)	55.7
Maximum	23.5	74.8	23.5	16.1		82.4
Minimum	10.6	33.9	14.9	7.7		42.2

Half-year to 31 Dec 2023	13.4	55.9	15.2	7.2	(38.9)	52.8
Average	15.6	55.9	20.4	12.1	(40.2)	63.8
Maximum	24.6	86.0	27.8	16.5		98.2
Minimum	9.3	25.5	13.4	6.6		34.4
1Asset class VaR reported in the table above is calculated by using a 500-day historical window. Total VaR, which is utilised for internal risk management and for regulatory capital, is the maximum of VaR calculated by using a 250-day historical window and VaR calculated by using a 500-day historical window. When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) total VaR measures in this table.

HSBC Holdings plc Interim Report 2024 on Form 6-K	107
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 30 June 2024.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers. The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Half-year to 30 Jun 2024	52.7	30.9
Average	59.7	37.8
Maximum	83.3	48.9
Minimum	45.7	28.0

Half-year to 30 Jun 2023	67.8	44.5
Average	55.7	34.5
Maximum	82.4	47.8
Minimum	42.2	26.2

Half-year to 31 Dec 2023	52.8	35.3
Average	63.8	39.0
Maximum	98.2	53.3
Minimum	34.4	21.0
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss.
Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue related to intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged and is not, therefore, necessarily indicative of the actual performance of the business.
The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model
performance and to consider whether enhanced internal monitoring of the VaR model is required. We back-test our VaR at set levels of our Group entity hierarchy.
During the first half of 2024, the Group experienced no back-testing exceptions on losses against actual and hypothetical profit and losses.
Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the Group, is relatively minor for our insurance operations.
Insurance manufacturing operations
risk in the first half of 2024
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2023.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture is provided on page 233 of the Annual Report and Accounts
2023.
The risk profile of our insurance manufacturing operations is assessed in the Group’s internal capital adequacy assessment process (‘ICAAP’), based on the financial capacity of the operations to support the risks to which they are exposed.
Capital adequacy is assessed on both the Group’s economic capital basis, and the relevant local insurance regulatory basis. The Group’s economic capital basis is largely aligned to European Solvency II regulations, other than in Asia, where it is based on the Hong Kong risk-based capital regulations, which are effective from 1 July 2024.
Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases, allowing for business-as-usual volatility and extreme but plausible stress events. In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits. Overall, at 30 June 2024, the majority of the capital and financial risk positions of our insurance operations were within risk appetite. We continue to monitor these risks closely in the current volatile economic climate.
Risk

108	HSBC Holdings plc Interim Report 2024 on Form 6-K
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life direct participating and investment DPF contracts	Life other[1]	Other contracts[2]	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	118,296	4,074	5,379	6,858	134,607
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	105,665	3,862	3,990	1,210	114,727
– derivatives	170	6	—	4	180
– financial investments – at amortised cost	571	67	1,093	4,106	5,837
– financial assets at fair value through other comprehensive income	8,000	—	6	632	8,638
– other financial assets	3,890	139	290	906	5,225
Insurance contract assets	13	111	—	—	124
Reinsurance contract assets	—	4,595	—	—	4,595
Other assets and investment properties[3]	2,680	277	249	1,855	5,061
Total assets at 30 Jun 2024	120,989	9,057	5,628	8,713	144,387
Liabilities under investment contracts designated at fair value	—	—	5,109	—	5,109
Insurance contract liabilities	120,558	4,129	—	—	124,687
Reinsurance contract liabilities	—	696	—	—	696
Deferred tax	—	12	—	1	13
Other liabilities	—	—	—	6,351	6,351
Total liabilities	120,558	4,837	5,109	6,352	136,856
Total equity	—	—	—	7,531	7,531
Total liabilities and equity at 30 Jun 2024	120,558	4,837	5,109	13,883	144,387

Financial assets	113,605	3,753	5,812	7,696	130,866
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	100,427	3,593	4,177	1,166	109,363
– derivatives	258	10	—	6	274
– financial investments – at amortised cost	1,351	67	1,157	4,772	7,347
– financial assets at fair value through other comprehensive income	8,859	—	5	693	9,557
– other financial assets	2,710	83	473	1,059	4,325
Insurance contract assets	13	213	—	—	226
Reinsurance contract assets	—	4,871	—	—	4,871
Other assets and investment properties	2,782	164	35	1,636	4,617
Total assets at 31 Dec 2023	116,400	9,001	5,847	9,332	140,580
Liabilities under investment contracts designated at fair value	—	—	5,103	—	5,103
Insurance contract liabilities	116,389	3,961	—	—	120,350
Reinsurance contract liabilities	—	819	—	—	819
Deferred tax	—	1	—	3	4
Other liabilities	—	—	—	6,573	6,573
Total liabilities	116,389	4,781	5,103	6,576	132,849
Total equity	—	—	—	7,731	7,731
Total liabilities and equity at 31 Dec 2023	116,389	4,781	5,103	14,307	140,580
1‘Life other’ mainly includes protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature (‘DPF‘) contracts.
2‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
3 Following classification of HSBC’s operations in Argentina to assets held for sale, the assets of our Argentinian insurance manufacturing business of $450m are presented in ‘Other assets and investment properties’, and associated liabilities of $359m are presented in ‘Other liabilities’.

HSBC Holdings plc Interim Report 2024 on Form 6-K	109

Interim condensed consolidated financial statements

Contents
110	Consolidated income statement
111	Consolidated statement of comprehensive income
112	Consolidated balance sheet
113	Consolidated statement of changes in equity
116	Consolidated statement of cash flows

Consolidated income statement
		Half-year to
		30 Jun 2024	30 Jun 2023
	Notes*	$m	$m
Net interest income		16,911	18,264
– interest income		55,372	46,955
– interest expense		(38,461)	(28,691)
Net fee income	2	6,200	6,085
– fee income		8,158	7,947
– fee expense		(1,958)	(1,862)
Net income from financial instruments held for trading or managed on a fair value basis[1]		10,516	8,112
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,376	4,304
Insurance finance expense		(2,486)	(4,234)
Insurance service result		662	524
– insurance service revenue		1,310	1,104
– insurance service expense		(648)	(580)
Gain on acquisition[2]		—	1,507
Gain less impairment relating to sale of business operations[3]		3,256	2,130
Other operating (expense)/income		(143)	184
Net operating income before change in expected credit losses and other credit impairment charges[4]		37,292	36,876
Change in expected credit losses and other credit impairment charges		(1,066)	(1,345)
Net operating income		36,226	35,531
Employee compensation and benefits		(9,192)	(8,954)
General and administrative expenses		(5,135)	(4,912)
Depreciation and impairment of property, plant and equipment and right-of-use assets		(867)	(782)
Amortisation and impairment of intangible assets		(1,102)	(809)
Total operating expenses		(16,296)	(15,457)
Operating profit		19,930	20,074
Share of profit in associates and joint ventures		1,626	1,583
Profit before tax		21,556	21,657
Tax expense		(3,891)	(3,586)
Profit after tax		17,665	18,071
Attributable to:
– ordinary shareholders of the parent company		16,586	16,966
– other equity holders		526	542
– non-controlling interests		553	563
Profit after tax		17,665	18,071
		$	$
Basic earnings per ordinary share	4	0.89	0.86
Diluted earnings per ordinary share	4	0.88	0.86
1Includes a $255m gain (1H23: $284m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2Gain recognised in respect of the acquisition of SVB UK..
3In the first half of 2024, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.2bn relating to the planned sale of our business in Argentina was recognised.
In the first quarter of 2023, the $2.1bn reversal of the held for sale classification was recognised relating to the sale of our retail banking operations in France.
4Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
*For Notes on the interim condensed consolidated financial statements, see page 117.
Interim condensed consolidated financial statements (unaudited)

110	HSBC Holdings plc Interim Report 2024 on Form 6-K
Consolidated statement of comprehensive income

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit for the period	17,665	18,071
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(213)	549
– fair value (losses)/gains	(378)	804
– fair value gains transferred to the income statement on disposal	(24)	(63)
– expected credit losses/(recoveries) recognised in the income statement	13	(3)
– disposal of subsidiary	90	—
– income taxes	86	(189)
Cash flow hedges	(710)	(1,062)
– fair value losses	(612)	(1,700)
– fair value (gains)/losses reclassified to the income statement	(673)	227
– disposal of subsidiary	262	—
– income taxes	313	411
Share of other comprehensive income/(expense) of associates and joint ventures	211	101
– share for the period	211	101
Net finance income/(expense) from insurance contracts	17	(101)
– before income taxes	23	(136)
– income taxes	(6)	35
Exchange differences	(2,588)	(347)
– foreign exchange losses reclassified to the income statement on disposal of a foreign operation	648	—
– other exchange differences	(3,236)	(347)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	5	1
Remeasurement of defined benefit asset/(liability)	146	(112)
– before income taxes	178	(105)
– income taxes	(32)	(7)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(283)	(653)
– before income taxes	(372)	(867)
– income taxes	89	214
Equity instruments designated at fair value through other comprehensive income	41	7
– fair value gains	62	7
– income taxes	(21)	—
Effects of hyperinflation	892	578
Other comprehensive expense for the period, net of tax	(2,482)	(1,039)
Total comprehensive income for the period	15,183	17,032
Attributable to:
– ordinary shareholders of the parent company	14,131	15,986
– other equity holders	526	542
– non-controlling interests	526	504
Total comprehensive income for the period	15,183	17,032

HSBC Holdings plc Interim Report 2024 on Form 6-K	111
Consolidated balance sheet

		At
		30 Jun 2024	31 Dec 2023
	Notes*	$m	$m
Assets
Cash and balances at central banks		277,112	285,868
Items in the course of collection from other banks		9,977	6,342
Hong Kong Government certificates of indebtedness		43,026	42,024
Trading assets		331,307	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		117,014	110,643
Derivatives	8	219,269	229,714
Loans and advances to banks		102,057	112,902
Loans and advances to customers		938,257	938,535
Reverse repurchase agreements – non-trading		230,189	252,217
Financial investments	9	467,356	442,763
Assets held for sale		5,821	114,134
Prepayments, accrued income and other assets		184,303	165,255
Current tax assets		1,308	1,536
Interests in associates and joint ventures	10	28,465	27,344
Goodwill and intangible assets		12,161	12,487
Deferred tax assets		7,381	7,754
Total assets		2,975,003	3,038,677
Liabilities
Hong Kong currency notes in circulation		43,026	42,024
Deposits by banks		82,435	73,163
Customer accounts		1,593,834	1,611,647
Repurchase agreements – non-trading		202,770	172,100
Items in the course of transmission to other banks		10,482	7,295
Trading liabilities		77,455	73,150
Financial liabilities designated at fair value		140,800	141,426
Derivatives	8	217,096	234,772
Debt securities in issue		98,158	93,917
Liabilities of disposal groups held for sale		5,041	108,406
Accruals, deferred income and other liabilities		157,171	136,606
Current tax liabilities		2,837	2,777
Insurance contract liabilities		125,252	120,851
Provisions	11	1,536	1,741
Deferred tax liabilities		1,186	1,238
Subordinated liabilities		25,510	24,954
Total liabilities		2,784,589	2,846,067
Equity
Called up share capital		9,310	9,631
Share premium account		14,808	14,738
Other equity instruments		18,825	17,719
Other reserves		(14,930)	(8,907)
Retained earnings		155,280	152,148
Total shareholders’ equity		183,293	185,329
Non-controlling interests		7,121	7,281
Total equity		190,414	192,610
Total liabilities and equity		2,975,003	3,038,677
*For Notes on the interim condensed consolidated financial statements, see page 117.
Interim condensed consolidated financial statements (unaudited)

112	HSBC Holdings plc Interim Report 2024 on Form 6-K
Consolidated statement of changes in equity

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the period	—	—	—	—	—	—	—	17,112	17,112	553	17,665
Other comprehensive income (net of tax)	—	—	(164)	(691)	(2,551)	5	(10)	956	(2,455)	(27)	(2,482)
– debt instruments at fair value through other comprehensive income	—	—	(313)	—	—	—	—	—	(313)	10	(303)
– equity instruments designated at fair value through other comprehensive income	—	—	35	—	—	—	—	—	35	6	41
– cash flow hedges	—	—	—	(970)	—	—	—	—	(970)	(2)	(972)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(283)	(283)	—	(283)
– property revaluation	—	—	—	—	—	5	—	—	5	—	5
– remeasurement of defined benefit asset/ liability	—	—	—	—	—	—	—	136	136	10	146
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	211	211	—	211
– effects of hyperinflation	—	—	—	—	—	—	—	892	892	—	892
– foreign exchange losses reclassified to income statement on disposal of a foreign operation	—	—	—	—	648	—	—	—	648	—	648
– other reserves reclassified to income statement on disposal of a foreign operation	—	—	90	262	—	—	—	—	352	—	352
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	17	—	17	—	17
– other exchange differences	—	—	24	17	(3,199)	—	(27)	—	(3,185)	(51)	(3,236)
Total comprehensive income for the period	—	—	(164)	(691)	(2,551)	5	(10)	18,068	14,657	526	15,183
Shares issued under employee remuneration and share plans	75	—	—	—	—	—	—	(75)	—	—	—
Capital securities issued[2]	—	1,106	—	—	—	—	—	—	1,106	—	1,106
Dividends to shareholders	—	—	—	—	—	—	—	(12,217)	(12,217)	(468)	(12,685)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	274	274	—	274
Transfers[3]	—	—	—	—	—	(2,945)	—	2,945	—	—	—
Share buy-backs[4]	—	—	—	—	—	—	—	(5,019)	(5,019)	—	(5,019)
Cancellation of shares	(326)	—	—	—	—	326	—	—	—	—	—
Other movements	—	—	4	—	—	3	—	(844)	(837)	(218)	(1,055)
At 30 Jun 2024	24,118	18,825	(3,667)	(1,724)	(36,304)	25,990	775	155,280	183,293	7,121	190,414

HSBC Holdings plc Interim Report 2024 on Form 6-K	113

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the period	—	—	—	—	—	—	—	17,508	17,508	563	18,071
Other comprehensive income (net of tax)	—	—	560	(1,077)	(271)	1	(101)	(92)	(980)	(59)	(1,039)
– debt instruments at fair value through other comprehensive income	—	—	546	—	—	—	—	—	546	3	549
– equity instruments designated at fair value through other comprehensive income	—	—	14	—	—	—	—	—	14	(7)	7
– cash flow hedges	—	—	—	(1,077)	—	—	—	—	(1,077)	15	(1,062)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(654)	(654)	1	(653)
– property revaluation	—	—	—	—	—	1	—	—	1	—	1
– remeasurement of defined benefit asset/ liability	—	—	—	—	—	—	—	(117)	(117)	5	(112)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	101	101	—	101
– effects of hyperinflation	—	—	—	—	—	—	—	578	578	—	578
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(101)	—	(101)	—	(101)
– other exchange differences	—	—	—	—	(271)	—	—	—	(271)	(76)	(347)
Total comprehensive income for the period	—	—	560	(1,077)	(271)	1	(101)	17,416	16,528	504	17,032
Shares issued under employee remuneration and share plans	78	—	—	—	—	—	—	(78)	—	—	—
Capital securities issued	—	1,996	—	—	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	—	—	—	—	—	(7,133)	(7,133)	(375)	(7,508)
Redemption of securities	—	(2,350)	—	—	—	—	—	—	(2,350)	—	(2,350)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	228	228	—	228
Share buy-backs	—	—	—	—	—	—	—	(2,007)	(2,007)	—	(2,007)
Cancellation of shares	(79)	—	—	—	—	79	—	—	—	—	—
Other movements	—	—	6	—	—	1	—	(932)	(925)	(12)	(937)
At 30 Jun 2023	24,810	19,392	(6,472)	(4,885)	(32,846)	33,290	978	149,903	184,170	7,481	191,651

Interim condensed consolidated financial statements (unaudited)

114	HSBC Holdings plc Interim Report 2024 on Form 6-K
Consolidated statement of changes in equity (continued)

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve[1]	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2023	24,810	19,392	(6,472)	(4,885)	(32,846)	33,290	978	149,903	184,170	7,481	191,651
Profit for the period	—	—	—	—	—	—	—	6,025	6,025	463	6,488
Other comprehensive income (net of tax)	—	—	1,842	4,107	60	—	(270)	206	5,945	77	6,022
– debt instruments at fair value through other comprehensive income	—	—	2,028	—	—	—	—	—	2,028	22	2,050
– equity instruments designated at fair value through other comprehensive income	—	—	(107)	—	—	—	—	—	(107)	(20)	(127)
– cash flow hedges	—	—	—	3,996	—	—	—	—	3,996	19	4,015
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(566)	(566)	—	(566)
– property revaluation	—	—	—	—	—	—	—	—	—	—	—
– remeasurement of defined benefit asset/ liability	—	—	—	—	—	—	—	(200)	(200)	(2)	(202)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(54)	(54)	—	(54)
– effects of hyperinflation	—	—	—	—	—	—	—	1,026	1,026	—	1,026
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	(263)	—	(263)	—	(263)
– other exchange differences	—	—	(79)	111	60	—	(7)	—	85	58	143
Total comprehensive income for the period	—	—	1,842	4,107	60	—	(270)	6,231	11,970	540	12,510
Shares issued under employee remuneration and share plans	1	—	—	—	—	—	—	(1)	—	—	—
Dividends to shareholders	—	—	—	—	—	—	—	(4,460)	(4,460)	(228)	(4,688)
Redemption of securities	—	(1,673)	—	—	—	—	—	20	(1,653)	—	(1,653)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	254	254	—	254
Transfers	—	—	—	—	—	(5,130)	—	5,130	—	—	—
Share buy-backs	—	—	—	—	—	—	—	(5,018)	(5,018)	—	(5,018)
Cancellation of shares	(442)	—	—	—	—	442	—	—	—	—	—
Other movements	—	—	1,123	(255)	(967)	(1)	77	89	66	(512)	(446)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
1    The insurance finance reserve reflects the impact of adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).
2    In June 2024, HSBC Holdings issued SGD1,500m of contingent convertible securities on which there were SGD15m of external issue costs.
3    At 30 June 2024, an impairment of $2,945m of HSBC Overseas Holdings (UK) Limited was recognised post sale of our banking business in Canada, resulting in a permitted transfer from the merger reserve to retained earnings.
4    In February 2024, HSBC Holdings announced a share buy-back of up to $2.0bn, which concluded in March 2024. Additionally, in April 2024, HSBC Holdings
announced another share buy-back of up to $3.0bn, which was completed in July 2024.

HSBC Holdings plc Interim Report 2024 on Form 6-K	115

Consolidated statement of cash flows
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Profit before tax	21,556	21,657
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,969	1,591
Net gain from investing activities	(34)	(41)
Share of profit in associates and joint ventures	(1,626)	(1,583)
Net gain on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(3,199)	(3,604)
Change in expected credit losses gross of recoveries and other credit impairment charges	1,192	1,482
Provisions including pensions	15	148
Share-based payment expense	274	228
Other non-cash items included in profit before tax	(4,237)	(1,661)
Elimination of exchange differences[1]	18,406	(6,558)
Change in operating assets[2]	(41,493)	(52,745)
Change in operating liabilities	36,486	72,836
Dividends received from associates	130	124
Contributions paid to defined benefit plans	(76)	(87)
Tax paid	(2,664)	(1,664)
Net cash from operating activities	26,699	30,123
Purchase of financial investments	(259,999)	(298,182)
Proceeds from the sale and maturity of financial investments	223,443	263,838
Net cash flows from the purchase and sale of property, plant and equipment	(464)	(329)
Net investment in intangible assets	(1,058)	(1,123)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[3]	9,891	1,243
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures[3]	(10,612)	(15)
Net cash from investing activities	(38,799)	(34,568)
Issue of ordinary share capital and other equity instruments	1,106	1,996
Cancellation of shares	(5,330)	(1,273)
Net sales/(purchases) of own shares for market-making and investment purposes	(494)	(823)
Redemption of preference shares and other equity instruments	—	(2,350)
Subordinated loan capital issued	2,611	2,744
Subordinated loan capital repaid	(2,000)	(1,044)
Dividends paid to shareholders of the parent company and non-controlling interests	(12,685)	(7,508)
Net cash from financing activities	(16,792)	(8,258)
Net increase in cash and cash equivalents	(28,892)	(12,703)
Cash and cash equivalents at the beginning of the period	490,933	521,671
Exchange differences in respect of cash and cash equivalents	(13,057)	8,565
Cash and cash equivalents at the end of the period[4]	448,984	517,533
Interest received was $54,197m (1H23: $46,817m), interest paid was $41,254m (1H23: $29,222m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,231m (1H23: $751m).
1Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2Includes net settlement of the foreign exchange hedge of the proceeds from the sale of our banking business in Canada, with a $255m gain in 1H24 (1H23:
$284m loss).
3The ‘Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures’ includes $9.3bn of net cash inflow on the sale of our banking business in Canada in March 2024. In 1H23, it included $1.2bn of net cash inflow on acquisition of Silicon Valley Bank UK Limited in March 2023. The
‘Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures includes $10.6bn of net cash outflow on the sale of our retail banking operations in France in January 2024.
4Includes $1.7bn (1H23: $7.5bn) of cash and cash equivalents classified as held for sale.
Interim condensed consolidated financial statements (unaudited)

116	HSBC Holdings plc Interim Report 2024 on Form 6-K

Notes on the interim condensed consolidated financial statements

Contents
117	1	Basis of preparation and material accounting policies	129	10	Interests in associates and joint ventures
118	2	Net fee income	131	11	Provisions
119	3	Dividends	132	12	Contingent liabilities, contractual commitments and guarantees
119	4	Earnings per share	132	13	Legal proceedings and regulatory matters
119	5	Segmental analysis	135	14	Transactions with related parties
122	6	Fair values of financial instruments carried at fair value	135	15	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions
127	7	Fair values of financial instruments not carried at fair value
128	8	Derivatives	138	16	Events after the balance sheet date
128	9	Financial investments	138	17	Interim Report 2024 and statutory accounts

1	Basis of preparation and material accounting policies

(a)Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2023 annual financial statements. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim
Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the
EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2023.
These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2023, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act
2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
These interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards
(‘IFRS Accounting Standards’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2024, there were no IFRS Accounting Standards effective for the half-year to 30 June 2024 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to
HSBC.
Standards applied during the half-year to 30 June 2024
There were no new standards or amendments to standards that had an effect on these interim condensed consolidated financial statements.
(b)  Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans.
Other than in respect of non-current assets and disposal groups held for sale, there were no material changes in the current period to any of the critical estimates and judgements disclosed in 2023, which are stated on pages 101 and 343 to 354 of the Annual Report and Accounts 2023.
(c)Composition of the Group
In the first half of 2024 the sales of the retail banking operations in France, the banking business in Canada, and the business in Russia completed.
There were no other material changes in the composition of the Group in the half-year to 30 June 2024.
For further details of future business acquisitions and disposals, see Note 15 ‘Assets held for sale, liabilities of disposal groups held for sale and business acquisitions’.
(d)Future accounting developments
Amendments to IAS 21 ‘Lack of Exchangeability’
In August 2023, the IASB published amendments to IAS 21 ‘Lack of Exchangeability’ effective from 1 January 2025. The Group is undertaking an assessment of the potential impact, which is not expected to be significant.

HSBC Holdings plc Interim Report 2024 on Form 6-K	117
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The Group is undertaking an assessment of the potential impact.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that
IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. HSBC are currently assessing any impacts as well as data readiness before developing a more detailed implementation plan.
(e)Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
(f)  Accounting policies
The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 341 to 354 of the Annual Report and Accounts 2023, as are the methods of computation.
(g)Presentation of information
Certain disclosures have been presented elsewhere in the Interim Report 2024, rather than in the notes to the financial statements. These are as follows:
–Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees included in the ‘Risk’ section on pages 81 to 83.
–Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation included in the ‘Risk’ section on pages 84 to 85.
–Share buy-back included in the ‘Shareholder information’ section on page 141.

2	Net fee income

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Net fee income by product
Funds under management	1,206	1,176
Cards	1,395	1,351
Credit facilities	754	798
Account services	760	765
Broking income	626	555
Unit trusts	515	386
Underwriting	369	345
Global custody	401	432
Remittances	399	405
Imports/exports	313	328
Insurance agency commission	183	159
Other	1,237	1,247
Fee income	8,158	7,947
Less: fee expense	(1,958)	(1,862)
Net fee income	6,200	6,085
Net fee income by global business
Wealth and Personal Banking	2,941	2,694
Commercial Banking	1,962	2,009
Global Banking and Markets	1,287	1,382
Corporate Centre	10	—
Notes on the interim condensed consolidated financial statements (unaudited)

118	HSBC Holdings plc Interim Report 2024 on Form 6-K

3	Dividends
On 31 July 2024, the Directors approved a second interim dividend for 2024 of $0.10 per ordinary share in respect of the financial year ending
31 December 2024. This distribution amounts to approximately $1.849bn and will be payable on 27 September 2024. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2024		30 Jun 2023
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	—	—	0.23	4,590
– fourth interim dividend	0.31	5,872	—	—
In respect of current year:
– first interim dividend	0.10	1,877	0.10	2,001
– special dividend	0.21	3,942	—	—
Total	0.62	11,691	0.33	6,591
Total coupons on capital securities classified as equity		526		542
Dividends to shareholders		12,217		7,133

4	Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2024			30 Jun 2023
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic[1]	16,586	18,666	0.89	16,966	19,693	0.86
Effect of dilutive potential ordinary shares		120			136
Diluted[1]	16,586	18,786	0.88	16,966	19,829	0.86
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Segmental analysis
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered the Chief Operating Decision Maker
(‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS Accounting Standards. The income statement for the half-year to 30 June 2023 is converted at the average rate of exchange for 2024, and the balance sheets at 30 June 2023 and 31 December 2023 at the prevailing rates of exchange on
30 June 2024.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Shared costs are included in segments on the basis of actual recharges.
The intra-Group elimination items for the global businesses are presented in Corporate Centre.

HSBC Holdings plc Interim Report 2024 on Form 6-K	119
Our global businesses
We provide a comprehensive range of banking and related financial services to our customers in our three global businesses. The products and services offered to customers are organised by these global businesses:
–Wealth and Personal Banking (‘WPB’) provides a full range of retail banking and wealth products to our customers from personal banking to ultra high net worth individuals. Typically, customer offerings include retail banking products, such as current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services. We also provide wealth management services, including insurance and investment products, global asset management services, investment management and private wealth solutions for customers with more sophisticated and international requirements.
–Commercial Banking (‘CMB’) offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers customers access to products and services offered by other global businesses, such as Global Banking and
Markets, which include foreign exchange products, raising capital on debt and equity markets and advisory services.
–Global Banking and Markets (‘GBM’) provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities, including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	14,312	10,896	8,742	3,342	37,292
– external	10,166	11,217	15,377	532	37,292
– inter-segment	4,146	(321)	(6,635)	2,810	—
– of which: net interest income/(expense)[2]	10,231	8,799	3,710	(5,829)	16,911
Change in expected credit losses and other credit impairment charges	(476)	(573)	(11)	(6)	(1,066)
Net operating income	13,836	10,323	8,731	3,336	36,226
Total operating expenses	(7,406)	(3,861)	(4,918)	(111)	(16,296)
Operating profit	6,430	6,462	3,813	3,225	19,930
Share of profit/(loss) in associates and joint ventures	28	1	—	1,597	1,626
Constant currency profit before tax	6,458	6,463	3,813	4,822	21,556
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	30.0	30.0	17.7	22.3	100.0
Constant currency cost efficiency ratio	51.7	35.4	56.3	3.3	43.7
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	445,882	310,356	174,376	7,643	938,257
Interests in associates and joint ventures	567	25	111	27,762	28,465
Total external assets	864,948	597,808	1,365,439	146,808	2,975,003
Customer accounts	794,807	467,362	331,269	396	1,593,834

	Half-year to 30 Jun 2023
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	16,095	12,086	8,321	—	36,502
– external	12,317	12,730	13,714	(2,259)	36,502
– inter-segment	3,778	(644)	(5,393)	2,259	—
– of which: net interest income/(expense)[2]	10,130	8,073	3,401	(3,877)	17,727
Change in expected credit losses and other credit impairment charges	(484)	(694)	(136)	(3)	(1,317)
Net operating income/(expense)	15,611	11,392	8,185	(3)	35,185
Total operating expenses	(7,020)	(3,458)	(4,776)	10	(15,244)
Operating profit	8,591	7,934	3,409	7	19,941
Share of profit in associates and joint ventures	35	(1)	—	1,497	1,531
Constant currency profit before tax	8,626	7,933	3,409	1,504	21,472
	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	40.2	36.9	15.9	7.0	100.0
Constant currency cost efficiency ratio	43.6	28.6	57.4	—	41.8
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	460,395	315,271	175,055	293	951,014
Interests in associates and joint ventures	551	22	105	28,856	29,534
Total external assets	891,675	644,672	1,325,327	150,047	3,011,721
Customer accounts	803,962	466,302	309,526	628	1,580,418
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Net interest expense recognised in the Corporate Centre includes $5.5bn (1H23: $3.8bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
Notes on the interim condensed consolidated financial statements (unaudited)

120	HSBC Holdings plc Interim Report 2024 on Form 6-K
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Reported external net operating income by country/territory[1]	37,292	36,876
– UK	6,247	6,762
– Hong Kong	10,393	10,325
– US	2,146	2,112
– France	1,819	4,107
– other countries/territories	16,687	13,570
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Constant currency results reconciliation
	30 Jun 2024	30 Jun 2023
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Revenue[1]	37,292	36,502	(374)	36,876
ECL	(1,066)	(1,317)	28	(1,345)
Operating expenses	(16,296)	(15,244)	213	(15,457)
Share of profit in associates and joint ventures	1,626	1,531	(52)	1,583
Profit before tax	21,556	21,472	(185)	21,657
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Constant currency balance sheet reconciliation
	At 30 Jun 2024	At 30 Jun 2023			At 31 Dec 2023
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	938,257	951,014	(8,544)	959,558	925,791	(12,744)	938,535
Interests in associates and joint ventures	28,465	29,534	(12)	29,546	26,967	(377)	27,344
Total external assets	2,975,003	3,011,721	(29,755)	3,041,476	2,997,845	(40,832)	3,038,677
Customer accounts	1,593,834	1,580,418	(15,351)	1,595,769	1,590,533	(21,114)	1,611,647

Notable items
	Half-year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Notable items
Revenue
Disposals, acquisitions and related costs[1,2]	3,571	3,321
Fair value movements on financial instruments[3]	—	15
Operating expenses
Disposals, acquisitions and related costs	(101)	(118)
Restructuring and other related costs[4]	19	47
1Includes the impact of the sale of our retail banking operations in France.
2Includes the gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3Fair value movements on non-qualifying hedges in HSBC Holdings.
4Relates to reversals of restructuring provisions recognised in 2022.

HSBC Holdings plc Interim Report 2024 on Form 6-K	121

6	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2024 are consistent with those applied for the Annual Report and Accounts 2023.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m
At 30 Jun 2024
Assets
Trading assets	254,095	73,132	4,080	331,307
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	30,762	64,631	21,621	117,014
Derivatives	1,278	215,480	2,511	219,269
Financial investments	252,692	62,912	2,414	318,018
Liabilities
Trading liabilities	54,933	22,392	130	77,455
Financial liabilities designated at fair value	1,322	127,319	12,159	140,800
Derivatives	1,331	212,284	3,481	217,096

At 31 Dec 2023
Assets
Trading assets	202,020	82,833	4,306	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	27,030	63,825	19,788	110,643
Derivatives	931	226,714	2,069	229,714
Financial investments	215,228	76,591	2,618	294,437
Liabilities
Trading liabilities	53,354	19,318	478	73,150
Financial liabilities designated at fair value	1,266	129,232	10,928	141,426
Derivatives	1,918	230,285	2,569	234,772
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 15.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m
At 30 Jun 2024
Assets
Trading assets	63	114	—	177
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	382	11	19	412
Derivatives	—	3	—	3
Financial investments	123	1,641	3	1,767
Liabilities
Trading liabilities	—	—	—	—
Financial liabilities designated at fair value	—	—	—	—
Derivatives	—	1	—	1

At 31 Dec 2023
Assets
Trading assets	2,403	61	—	2,465
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	15	49	64
Derivatives	—	528	—	528
Financial investments	9,357	—	28	9,385
Liabilities
Trading liabilities	1,352	64	—	1,417
Financial liabilities designated at fair value	—	2,370	—	2,370
Derivatives	—	615	—	615
Notes on the interim condensed consolidated financial statements (unaudited)

122	HSBC Holdings plc Interim Report 2024 on Form 6-K

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2024
Transfers from Level 1 to Level 2	4,084	1,975	611	—	33	—	—
Transfers from Level 2 to Level 1	5,662	3,098	1,113	—	63	—	—

At 31 Dec 2023
Transfers from Level 1 to Level 2	13,200	8,066	1,709	—	54	—	—
Transfers from Level 2 to Level 1	9,975	5,758	2,477	—	309	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Fair value adjustments
We adopt the use of fair value adjustments when we take into consideration additional factors not incorporated within the valuation model that would otherwise be considered by a market participant. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GBM. Movements in the amount of fair value adjustments do not necessarily translate into equivalent movements of profits or losses within the income statement, as these movements can be compensated for by other related profit or loss effects. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments
	At 30 Jun 2024		At 31 Dec 2023
	GBM	Corporate Centre	GBM	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	602	45	692	41
– bid-offer	351	—	414	—
– uncertainty	70	4	75	3
– credit valuation adjustment	124	37	164	35
– debit valuation adjustment	(26)	—	(54)	—
– funding fair value adjustment	83	4	93	3
Model-related	50	—	63	—
– model limitation	50	—	63	—
Inception profit (Day 1 P&L reserves)	91	—	86	—
Total	743	45	841	41
The reduction in fair value adjustments was predominantly driven by changes to exposure, and tightening of credit and liquidity market spreads.

HSBC Holdings plc Interim Report 2024 on Form 6-K	123
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	514	1	19,150	—	19,665	—	1	—	1
Asset-backed securities	309	227	7	—	543	—	—	—	—
Structured notes	—	—	3	—	3	—	12,050	—	12,050
Other derivatives	—	—	—	2,511	2,511	—	—	3,481	3,481
Other portfolios	1,591	3,852	2,461	—	7,904	130	108	—	238
At 30 Jun 2024	2,414	4,080	21,621	2,511	30,626	130	12,159	3,481	15,770

Private equity including strategic investments	507	7	17,640	—	18,154	—	1	—	1
Asset-backed securities	309	128	8	—	445	—	—	—	—
Structured notes	—	—	3	—	3	—	10,331	—	10,331
Other derivatives	—	—	—	2,069	2,069	—	—	2,569	2,569
Other portfolios	1,802	4,171	2,137	—	8,110	478	596	—	1,074
At 31 Dec 2023	2,618	4,306	19,788	2,069	28,781	478	10,928	2,569	13,975
The basis for determining the fair value of the financial instruments in the table above is explained on page 378 of the Annual Report and
Accounts 2023.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	2,618	4,306	19,788	2,069	478	10,928	2,569
Total gains or losses recognised in profit or loss	(11)	(7)	270	323	(4)	345	865
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(7)	—	323	(4)	345	865
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	223	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	47	—	—	—	—
– gains less losses from financial investments held at fair value through other comprehensive income	(11)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	(73)	(48)	(102)	(22)	(4)	(77)	(30)
– financial investments: fair value gains/(losses)	(18)	—	—	—	—	31	—
– exchange differences	(55)	(48)	(102)	(22)	(4)	(108)	(30)
Purchases	351	1,030	3,694	—	135	—	—
New issuances	—	—	—	—	—	3,378	—
Sales	(30)	(633)	(183)	—	(293)	—	—
Settlements	(406)	(615)	(1,738)	(147)	(164)	(1,898)	(136)
Transfers out	(80)	(281)	(213)	(265)	(29)	(1,039)	(353)
Transfers in	45	328	105	553	11	522	566
At 30 Jun 2024	2,414	4,080	21,621	2,511	130	12,159	3,481
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2024	—	(12)	(302)	(2,157)	5	(167)	(541)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(12)	—	(2,157)	5	—	(541)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(302)	—	—	(167)	—
Notes on the interim condensed consolidated financial statements (unaudited)

124	HSBC Holdings plc Interim Report 2024 on Form 6-K

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	2,961	4,817	17,407	1,964	474	10,432	2,920
Total gains or losses recognised in profit or loss	(15)	65	706	237	25	60	478
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	65	—	237	25	—	478
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	706	—	—	60	—
– gains less losses from financial investments held at fair value through other comprehensive income	(15)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	138	92	11	75	21	323	98
– financial investments: fair value gains/(losses)	83	—	—	—	—	234	—
– exchange differences	55	92	11	75	21	89	98
Purchases	215	761	1,660	—	115	—	—
New issuances	—	—	—	—	2	2,313	—
Sales	(122)	(1,353)	(303)	—	(181)	(2)	—
Settlements	(202)	(487)	(963)	(517)	(9)	(1,479)	(1,164)
Transfers out	(108)	(377)	(140)	(85)	(32)	(1,821)	(138)
Transfers in	139	554	2	98	36	323	121
At 30 Jun 2023	3,006	4,072	18,380	1,772	451	10,149	2,315
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2023	—	(58)	232	734	(4)	(189)	(560)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(58)	—	734	(4)	—	(560)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	232	—	—	(189)	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
	Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	546	(309)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,664	(1,255)	—	—
Financial investments	18	(18)	42	(45)
At 30 Jun 2024	2,228	(1,582)	42	(45)

Derivatives, trading assets and trading liabilities[1]	332	(434)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,009	(1,009)	—	—
Financial investments	10	(10)	61	(63)
At 30 Jun 2023	1,351	(1,453)	61	(63)

Derivatives, trading assets and trading liabilities[1]	492	(531)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,092	(1,100)	—	—
Financial investments	13	(12)	61	(66)
At 31 Dec 2023	1,597	(1,643)	61	(66)
1‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.

HSBC Holdings plc Interim Report 2024 on Form 6-K	125
The sensitivity analysis for certain private equity positions has been enhanced in order to reduce dependency on historical observations and focus on current valuation uncertainty, resulting in some increases in favourable sensitivities.
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2024. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages
380 and 381 of the Annual Report and Accounts 2023.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value		Key valuation techniques	Key unobservable inputs	30 Jun 2024		31 Dec 2023
	Assets	Liabilities			Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	19,665	1	Price – Net asset value	Current Value/ Cost	—	277	See footnote 1
Asset-backed securities (‘ABS’)	543	—
– collateralised loan/debt obligation	81	—
			Market proxy	Bid quotes	—	96	—	94
– other ABSs	462	—	Market proxy	Bid quotes	—	246	—	220
Structured notes	3	12,050
– equity-linked notes	3	7,929	Model – Option model	Equity volatility	6%	177%	6%	154%
			Model – Option model	Equity correlation	27%	100%	34%	100%
– Foreign exchange (‘FX’)-linked notes	—	2,521	Model – Option model	FX volatility	1%	38%	1%	34%
– other[2]	—	1,600
Other derivatives	2,511	3,481
– interest rate derivatives	1,094	994
securitisation swaps	152	119	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	66	71	Model – Option model	Interest rate volatility	7%	26%	11%	37%
other[2]	876	804
– FX derivatives	373	411
FX options	312	369	Model – Option model	FX volatility	1%	32%	1%	31%
other[2]	61	42
– equity derivatives	681	1,396
long-dated single stock options	469	905	Model – Option model	Equity volatility	6%	133%	6%	110%
other[2]	212	491
– credit derivatives	363	680
other[2]	363	680
Other portfolios	7,904	238
– repurchase agreements	949	116	Model – Discounted cash flow	Interest rate curve	5%	8%	3%	8%
– bonds	3,383	1	Market proxy	Mid quotes	—	103	—	101
– other[2]	3,572	121
At 30 Jun 2024	30,626	15,770
1‘Private equity including strategic investments’ includes private equity, private credit, private equity funds, and infrastructure debt, primarily held as part of our
Insurance business and for strategic investments. The analysis for private equity positions has been enhanced with the range of key unobservable inputs now quoted.
2’Other’ includes a range of smaller holdings with multiple inputs.
Notes on the interim condensed consolidated financial statements (unaudited)

126	HSBC Holdings plc Interim Report 2024 on Form 6-K

7	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on pages 382 and 383 of the Annual Report and Accounts 2023.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2024		At 31 Dec 2023
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	102,057	102,058	112,902	112,744
Loans and advances to customers	938,257	923,152	938,535	924,382
Reverse repurchase agreements – non-trading	230,189	230,153	252,217	252,243
Financial investments – at amortised cost	149,338	146,390	148,326	146,588
Liabilities
Deposits by banks	82,435	82,472	73,163	73,176
Customer accounts	1,593,834	1,593,834	1,611,647	1,611,795
Repurchase agreements – non-trading	202,770	202,735	172,100	172,081
Debt securities in issue	98,158	99,009	93,917	93,902
Subordinated liabilities	25,510	27,916	24,954	27,151

Fair values of financial instruments not carried at fair value on the balance sheet – assets and disposal groups held for sale
	At 30 Jun 2024		At 31 Dec 2023
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	631	631	10,487	10,487
Loans and advances to customers	2,414	2,339	73,376	72,290
Reverse repurchase agreements – non-trading	209	209	2,723	2,723
Financial investments – at amortised cost	92	113	7,624	7,535
Liabilities
Deposits by banks	9	9	78	78
Customer accounts	4,037	4,037	85,950	86,475
Repurchase agreements – non-trading	1	1	2,768	2,768
Debt securities in issue	—	—	9,084	8,820
Subordinated liabilities	—	—	8	7
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

HSBC Holdings plc Interim Report 2024 on Form 6-K	127

8	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	11,084,647	65,960	87,694	1,921	89,615	82,071	170	82,241
Interest rate	17,753,900	363,059	216,753	4,522	221,275	217,725	4,603	222,328
Equities	835,458	—	17,797	—	17,797	21,556	—	21,556
Credit	157,766	—	1,350	—	1,350	1,586	—	1,586
Commodity and other	104,840	—	2,250	—	2,250	2,403	—	2,403
Gross total fair values	29,936,611	429,019	325,844	6,443	332,287	325,341	4,773	330,114
Offset					(113,018)			(113,018)
At 30 Jun 2024	29,936,611	429,019	325,844	6,443	219,269	325,341	4,773	217,096

Foreign exchange	9,463,768	63,547	99,014	935	99,949	99,949	780	100,729
Interest rate	14,853,397	361,312	223,534	5,119	228,653	225,443	4,080	229,523
Equities	677,149	—	14,427	—	14,427	17,603	—	17,603
Credit	153,606	—	1,351	—	1,351	1,861	—	1,861
Commodity and other	90,007	—	1,820	—	1,820	1,542	—	1,542
Gross total fair values	25,237,927	424,859	340,146	6,054	346,200	346,398	4,860	351,258
Offset					(116,486)			(116,486)
At 31 Dec 2023	25,237,927	424,859	340,146	6,054	229,714	346,398	4,860	234,772
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk. Derivative assets and liabilities decreased during 1H24, reflecting changes in yield curves and the market environment.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2024		At 31 Dec 2023
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	33,272	—	29,772	—
Interest rate	184,049	179,010	188,327	172,985
Total	217,321	179,010	218,099	172,985

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2024, the notional contract value of outstanding financial instruments designated as hedges of net investments in foreign operations was $32,688m (31 December 2023: $33,775m).

9	Financial investments

Carrying amounts of financial investments
	30 Jun 2024	31 Dec 2023
	$m	$m
Financial investments measured at fair value through other comprehensive income	318,018	294,437
– treasury and other eligible bills	110,960	102,438
– debt securities	205,327	190,119
– equity securities	1,492	1,447
– other instruments	239	433
Debt instruments measured at amortised cost	149,338	148,326
– treasury and other eligible bills	26,177	30,733
– debt securities	123,161	117,593
At the end of the period	467,356	442,763
Notes on the interim condensed consolidated financial statements (unaudited)

128	HSBC Holdings plc Interim Report 2024 on Form 6-K

10	Interests in associates and joint ventures
At 30 June 2024, the carrying amount of HSBC’s interests in associates and joint ventures was $28,465m (31 December 2023: $27,344m).

Principal associates of HSBC
	At 30 Jun 2024		At 31 Dec 2023
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	22,126	11,096	21,210	8,812
Saudi Awwal Bank	4,823	6,469	4,659	6,438
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

Share of profit in associates and joint ventures
	Half year to
	30 Jun 2024	30 Jun 2023
	$m	$m
Bank of Communications Co., Limited	1,257	1,317
Saudi Awwal Bank	317	272
Other associates and joint ventures	52	(6)
Share of profit in associates and joint ventures	1,626	1,583
Bank of Communications Co., Limited
The Group maintains a 19.03% interest in Bank of Communications Co., Limited (‘BoCom’). The Group’s investment in BoCom is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom’s
Board of Directors and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment.
The fair value of the Group’s investment in BoCom is below its carrying amount. At 31 December 2023, the Group performed an impairment test on the carrying amount, which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value in use (’VIU’)
calculation was lower than the carrying value.
The VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in increases or reductions in the VIU include changes in BoCom’s short-
term performance, a change in regulatory capital requirements or revisions to the forecast of BoCom’s future profitability.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Impairment testing
At 30 June 2024, the carrying amount of the investment was $22.1bn (31 December 2023: $21.2bn) with fair value of $11.1bn (31 December
2023: $8.8bn). The Group has concluded there is no indication of further significant impairment (or indication that an impairment may no longer exist or may have decreased significantly) since 31 December 2023. As part of this assessment the Group updated the VIU calculation, which supported the case that there was no significant change to the 31 December 2023 impairment position. As a result, no additional impairment to the carrying amount (or reversal of impairment) was made at 30 June 2024.
Basis of recoverable amount
The updated assessment was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying value. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Significant management judgement is required in arriving at the best estimate.
There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term continues to be lower than recent (within the last five years) actual growth, and reflects the impact of recent macroeconomic, policy and industry factors in mainland China. As a result of management’s intent to continue to retain its investment for the long term, earnings beyond the short to medium term are extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The CMC reflects the revised capital requirements arising from revisions of the ratio of risk-weighted assets to total assets assumption. The principal inputs to the
CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.

HSBC Holdings plc Interim Report 2024 on Form 6-K	129
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3.00% (31 December 2023: 3.00%) for periods after 2027, which does not exceed forecast GDP growth in mainland China and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3.25% (31 December 2023: 3.00%) for periods after 2027, which is the rate that assets are expected to grow to achieve long-term profit growth of 3.00%. The increase of long-term asset growth rate was supported by historical data, which is expected to continue.
–Discount rate: 8.53% (31 December 2023: 9.00%), which is based on a capital asset pricing model (‘CAPM’), using market data. The discount rate used is within the range of 7.7% to 9.4% (31 December 2023: 7.9% to 9.7%) indicated by the CAPM, and decreased as a consequence of a market-driven reduction in the risk-free rate and beta.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.78% to 0.97% (31 December 2023:
0.80% to 0.97%) in the short to medium term, reflecting reported credit experience in mainland China. For periods after 2027, the ratio is
0.97% (31 December 2023: 0.97%), which is higher than BoCom’s average ECL as a percentage of loans and advances to customers in recent years prior to the pandemic.
–Risk-weighted assets as a percentage of total assets: ranges from 62.0% to 62.5% (31 December 2023: 62.0% to 63.7%) in the short to medium term, reflecting higher risk-weights in the short term followed by an expected reversion to recent historical levels. For periods after
2027, the ratio is 62.0% (31 December 2023: 62.0%), which is similar to BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 9.0% to 10.0% (31 December 2023: 9.0% to 10.0%) in the short to medium term, which is similar to BoCom’s actual results in recent years. Increases in the forecast growth rate of loans and advances to customers results in higher forecast ECL.
–Operating income growth rate: ranges from -0.4% to 9.3% (31 December 2023: -0.4% to 9.7%) in the short to medium term, which is similar to BoCom’s actual results in recent years, and is impacted by projections of net interest income in the short term as a consequence of recent macroeconomic, policy and industry factors in mainland China.
–Cost-income ratio: ranges from 35.5% to 39.8% (31 December 2023: 35.5% to 39.8%) in the short to medium term. These ratios are similar to BoCom’s actual results in recent years and forecasts disclosed by external analysts.
–Effective tax rate (‘ETR’): ranges from 6.3% to 15.0% (31 December 2023: 5.3% to 15.0%) in the short to medium term, reflecting BoCom’s actual results and an expected increase towards the long-term assumption through the forecast period. For periods after 2027, the rate is
15.0% (31 December 2023: 15.0%), which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20 (‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (31 December 2023: 12.5%) and tier 1 capital adequacy ratio of 9.5% (31 December
2023: 9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.
The VIU is highly sensitive to the assumptions above. To indicate the scale of that sensitivity, we also disclose the reasonably possible range of
VIU-based changes to these assumptions. This is based on impacts arising from the favourable/unfavourable change in the earnings in the short to medium term, the long-term expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. At 30 June 2024, we estimate that the reasonably possible range of VIU is $14.1bn to $31.1bn (31 December 2023: $13.1bn
to $28.8bn), acknowledging that the fair value of the Group’s investment has ranged from $6.8bn to $11.1bn over the last five years as at the date of the impairment test. All other long-term assumptions, and the basis of the CMC, have been kept unchanged when determining the reasonable possible range of the VIU.
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of 31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
There were no indicators of impairment at 30 June 2024. The fair value of the Group’s investment in SAB of $6.5bn was above the carrying amount of $4.8bn.
Notes on the interim condensed consolidated financial statements (unaudited)

130	HSBC Holdings plc Interim Report 2024 on Form 6-K

11	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 31 Dec 2023	284	380	130	420	1,214
Additions	37	97	12	49	195
Amounts utilised	(113)	(145)	(24)	(64)	(346)
Unused amounts reversed	(33)	(45)	(24)	(39)	(141)
Exchange and other movements	(8)	(4)	6	17	11
At 30 Jun 2024	167	283	100	383	933
Contractual commitments[1]
At 31 Dec 2023					527
Net change in expected credit loss provision and other movements					76
At 30 Jun 2024					603
Total provisions
At 31 Dec 2023					1,741
At 30 Jun 2024					1,536
1Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments where HSBC has become party to an irrevocable commitment, as defined under IFRS 9 ‘Financial Instruments’; and provisions for performance and other guarantee contracts.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 12. Further analysis of the movement in the ECL provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 82.
Brazil PIS and COFINS tax matters
Beginning in the late 1990s, HSBC Bank Brasil S.A. – Banco Múltiplo (‘HSBC Brazil’) and other financial services firms brought legal proceedings in Brazil challenging the assessment of PIS and COFINS taxes, which are federal taxes imposed on gross revenues earned by legal entities in
Brazil. The Supreme Court of Brazil selected three cases – one involving an insurer, in 2007, and two involving other banks, in 2011 – to set standards that would apply to all of these proceedings. In June 2023, the court ruled against the financial services firms in all three cases. The standards set by the court in this ruling have not yet been applied to HSBC Brazil’s legacy cases, liability for which remained with HSBC after the sale of HSBC’s operations in Brazil to Bradesco in 2016. There are many factors that may affect the range of outcomes and any resulting financial impact for HSBC. Based upon the information currently available, a provision was recognised in respect of one legacy case. The remaining additional tax liability subject to challenge on all legacy PIS and COFINS cases is up to $0.4bn.

HSBC Holdings plc Interim Report 2024 on Form 6-K	131

12	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	16,343	17,009
– performance and other guarantees	91,275	94,277
– other contingent liabilities	543	636
At the end of the period	108,161	111,922
Commitments:[1]
– documentary credits and short-term trade-related transactions	7,169	7,818
– forward asset purchases and forward deposits placed	87,219	78,535
– standby facilities, credit lines and other commitments to lend	780,929	810,797
At the end of the period	875,317	897,150
1Includes $638,635m of commitments at 30 June 2024 (31 December 2023: $661,015m), to which the impairment requirements in IFRS 9 are applied where
HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11.
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 11 and 13.

13	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2023. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2024 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff
Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy
Court for the Southern District of New York (the ‘US Bankruptcy Court’).
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield’s claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern
District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield’s claims against HSBC
Private Bank (Suisse) SA and HSBC Securities Services Luxembourg (‘HSSL’) have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against HSBC Private Bank (Suisse) SA and HSSL are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Luxembourg litigation: In 2009, Herald Fund SPC (‘Herald’) (in liquidation) brought an action against HSSL before the Luxembourg District
Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In
2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The
Luxembourg District Court has dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and damages claims.
Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.
Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
Notes on the interim condensed consolidated financial statements (unaudited)

132	HSBC Holdings plc Interim Report 2024 on Form 6-K
Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by
Senator Fund SPC before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC’s motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-
pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European
Court of Justice dismissed an appeal by HSBC and upheld the EC’s findings on HSBC’s liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc’s application to dismiss.
The Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
Since 2015, various HSBC companies and other banks have been named as defendants in a putative class action in the US District Court for the
Southern District of New York filed by a group of retail customers who dealt in foreign exchange products. The plaintiffs allege that the defendants conspired to manipulate foreign exchange rates and seek damages for unspecified amounts. In May 2024, the US Court of Appeals for the Second Circuit affirmed the dismissal of this action.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District
Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May
2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US
District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. The defendants have reached a settlement-in-principle with the plaintiffs to resolve this action. The settlement-in-principle remains subject to documentation and court approval.

HSBC Holdings plc Interim Report 2024 on Form 6-K	133
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of
Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian
Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Tax-related investigations
In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-
competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC
Bank plc and HSBC Holdings; both HSBC companies are contesting the CMA’s allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
UK collections and recoveries investigation
In 2019, the FCA began investigating HSBC Bank plc’s, HSBC UK Bank plc’s and Marks and Spencer Financial Services plc’s compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. In May 2024, the FCA concluded its investigation and imposed a £6m fine on HSBC Bank plc, HSBC UK Bank plc and Marks and Spencer Financial Services plc, which has been paid, and this matter is now closed.
Korean short selling indictment
In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited
and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in
connection with trades carried out between August 2021 and December 2021. The Hongkong and Shanghai Banking Corporation Limited is
defending the action.
Silicon Valley Bank (‘SVB’) litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of
California against various HSBC companies and seven US-based HSBC employees who had previously worked for SVB. The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In July 2024, the court dismissed several of First Citizens’ claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Film Finance litigation
In June 2020, two separate investor groups issued claims against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited (‘PBGB’))
in the High Court of England and Wales seeking damages for unspecified amounts in connection with PBGB’s role in the development of
Eclipse film finance schemes. In March 2024, HSBC UK Bank plc reached a settlement with the first investor group. In April 2024, the High
Court dismissed the second investor group’s claims, and this matter is now closed.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. HSBC Bank
USA has reached settlements with a number of plaintiffs to resolve nearly all of these lawsuits. The remaining two actions are pending in a New
York state court. HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Notes on the interim condensed consolidated financial statements (unaudited)

134	HSBC Holdings plc Interim Report 2024 on Form 6-K
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2010 and 2014 and seeking damages for unspecified amounts. In February 2024, the US Court of Appeals for the Second Circuit reversed an earlier dismissal of this lawsuit.
In May 2024, the plaintiffs amended their complaint and this action is ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Stanford litigation
Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of
Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve the claims and these settlements have concluded.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

14	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2023 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2024. All related party transactions that took place in the half-year to
30 June 2024 were similar in nature to those disclosed in the Annual Report and Accounts 2023.

15	Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	At
	30 Jun 2024	31 Dec 2023
	$m	$m
Disposal groups	6,226	115,836
Unallocated impairment losses[1]	(695)	(1,975)
Non-current assets held for sale	290	273
Assets held for sale	5,821	114,134
Liabilities of disposal groups held for sale	5,041	108,406
1  This represents impairment losses in excess of the carrying value of the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria
MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3%
ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn ($0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn ($7.6bn) at the time of sale, consisting of home and certain other loans, in respect of which it may consider on-sale opportunities at a suitable time, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France),
have entered into distribution agreements with the buyer.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January 2024.

HSBC Holdings plc Interim Report 2024 on Form 6-K	135
Canada banking business
On 28 March 2024, HSBC Overseas Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, completed the sale of HSBC Bank Canada to the Royal Bank of Canada.
The completion of the transaction resulted in a gain on sale of $4.8bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn in other reserves losses. The gain on sale also included $0.3bn in fair value gains recognised on the related foreign exchange hedges in the first quarter of 2024. There was no tax on the gain recognised at completion due to the substantial shareholding exemption rule in the UK.
Following the completion of this transaction, the Board approved a special dividend of $0.21 per share, which was paid in June 2024 alongside the first interim dividend.
Argentina business
On 9 April 2024, HSBC Latin America B.V. entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia
(‘Galicia‘).
Galicia will acquire all of HSBC Argentina’s business covering banking, asset management and insurance, together with $100m of subordinated debt issued by HSBC Argentina and held by HSBC Latin America Holdings (UK) Limited for a base consideration of $550m. The consideration will be adjusted for the results of the business and fair value gains or losses on HSBC Argentina’s securities portfolios during the period between 31 December 2023 and closing.
HSBC expects to receive the purchase consideration in a combination of cash and Galicia’s American Depositary Receipts (‘ADRs‘), with ADRs accounting for around half of the consideration received and representing less than a 10% economic interest in Galicia. The transaction is subject to conditions, including regulatory approval, and is expected to be completed in the second half of 2024.
At 31 March 2024, given the advanced stage of agreement on deal terms and that completion was expected within 12 months, our investment in HSBC Argentina met the criteria to be classified as held for sale in accordance with IFRS 5. At 30 June 2024, total assets of $5.9bn and total liabilities of $4.1bn were classified as held for sale, and we recognised a $1.2bn pre-tax loss in the first half of 2024. There was no tax deduction on the loss recognised. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At
30 June 2024, foreign currency translation reserve and other reserve losses stood at $5.0bn.
Between signing and closing, the loss on sale will vary by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and the fair value of consideration including price adjustments and migration costs.
Other disposals
On 30 May 2024, HSBC Europe BV, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of HSBC Bank (RR) (Limited Liability
Company) to Expobank. Foreign currency translation reserve losses of $0.1bn were recognised in the income statement upon completion.
On 6 February 2024, following a strategic review of our operations in Armenia, HSBC Europe BV reached an agreement for the sale of HSBC
Bank Armenia to Ardshinbank. This resulted in a loss on classification to held for sale of $0.1bn. The transaction is subject to regulatory approvals. As part of this transaction, all staff members of HSBC Armenia will transfer to Ardshinbank at completion, and the transfer will include all customer relationships held by HSBC Armenia at that time. The transaction is expected to complete in the second half of 2024.
On 13 November 2023, the Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius branch) entered into an agreement with ABSA Bank (Mauritius) Limited, a wholly-owned subsidiary of ABSA Bank Group Limited, to sell its Wealth and Personal
Banking business in Mauritius. The sale completed on 6 July 2024 and the financial impact was not significant for the Group.
Notes on the interim condensed consolidated financial statements (unaudited)

136	HSBC Holdings plc Interim Report 2024 on Form 6-K
At 30 June 2024, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	Argentina	Armenia	Other	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	244	64	—	308
Trading assets	176	1	—	177
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	412	—	—	412
Derivatives	3	—	—	3
Loans and advances to banks	616	15	—	631
Loans and advances to customers	1,559	478	216	2,253
Reverse repurchase agreements – non-trading	175	33	1	209
Financial investments[1]	1,788	71	—	1,859
Prepayments, accrued income and other assets	338	25	11	374
Total assets at 30 Jun 2024	5,311	687	228	6,226

Liabilities of disposal groups held for sale
Deposits by banks	8	1	—	9
Customer accounts	3,077	457	503	4,037
Repurchase agreements – non-trading	1	—	—	1
Derivatives	1	—	—	1
Accruals, deferred income and other liabilities	974	16	3	993
Total liabilities at 30 Jun 2024	4,061	474	506	5,041

Expected date of completion	Second half of 2024	Second half of 2024
Operating segment	All global businesses	All global businesses
1  Includes financial investments measured at fair value through other comprehensive income of $1,767m and debt instruments measured at amortised cost of
$92m.

	Canada	Retail banking operations in France	Other	Total
	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	5,370	226	—	5,596
Trading assets	2,465	—	—	2,465
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15	49	—	64
Derivatives	528	—	—	528
Loans and advances to banks	154	10,333	—	10,487
Loans and advances to customers	56,129	16,902	254	73,285
Reverse repurchase agreements – non-trading	2,723	—	—	2,723
Financial investments[1]	16,978	33		17,011
Goodwill	225	—		225
Prepayments, accrued income and other assets	3,318	132	2	3,452
Total assets at 31 Dec 2023	87,905	27,675	256	115,836

Liabilities of disposal groups held for sale
Trading liabilities	1,417	—	—	1,417
Deposits by banks	78	—	—	78
Customer accounts	63,001	22,307	642	85,950
Repurchase agreements – non-trading	2,768	—	—	2,768
Financial liabilities designated at fair value	—	2,370	—	2,370
Derivatives	608	7	—	615
Debt securities in issue	7,707	1,377	—	9,084
Subordinated liabilities	8	—	—	8
Accruals, deferred income and other liabilities	5,916	196	4	6,116
Total liabilities at 31 Dec 2023	81,503	26,257	646	108,406
1  Includes financial investments measured at fair value through other comprehensive income of $9,385m and debt instruments measured at amortised cost of
$7,624m.

HSBC Holdings plc Interim Report 2024 on Form 6-K	137
Business acquisitions
In October 2023, HSBC Global Asset Management Singapore Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking
Corporation Limited, entered into an agreement to acquire 100% of the shares of SilkRoad Property Partners Pte Ltd (‘SilkRoad’) and for HSBC
Global Asset Management Limited to acquire SilkRoad’s affiliated General Partner entities. SilkRoad is a Singapore headquartered Asia-Pacific-
focused, real estate investment manager. The acquisition was completed on 31 January 2024.
In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited,
entered into an agreement to acquire Citibank China’s retail wealth management portfolio in mainland China. The portfolio comprises assets under management and deposits, and the associated wealth customers. The acquisition was completed on 7 June 2024.
In accordance with IFRS 3, the amounts recognised for both acquisitions at 30 June 2024 remain provisional until expiry of the measurement period.

16	Events after the balance sheet date
On 6 July 2024, the Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius Branch) completed the sale of its Wealth and Personal Banking business to ABSA Bank (Mauritius) Limited, a wholly-owned subsidiary of ABSA Bank Group Limited. The financial impact was not significant for the Group.
A second interim dividend for 2024 of $0.10 per ordinary share in respect of the financial year ending 31 December 2024 was approved by the
Directors on 31 July 2024, as described in Note 3. On 31 July 2024, HSBC Holdings announced a share buy-back to purchase its ordinary shares up to a maximum consideration of $3.0bn, which is expected to commence shortly and complete within three months.

17	Interim Report 2024 and statutory accounts
The information in this Form 6-K is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies
Act 2006. This Form 6-K was approved by the Board of Directors on 31 July 2024. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2023 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the
Companies Act 2006.
Notes on the interim condensed consolidated financial statements (unaudited)

138	HSBC Holdings plc Interim Report 2024 on Form 6-K

Shareholder information

Contents
139	1	Directors’ interests	143	10	Earnings release
141	2	Employee share plans	144	11	Final results
141	3	Share buy-back	144	12	Corporate governance
142	4	Other equity instruments	144	13	Changes in Directors’ details
142	5	Notifiable interests in share capital	144	14	Going concern basis
143	6	Dealings in HSBC Holdings listed securities	144	15	Telephone and online share dealing service
143	7	Second interim dividend for 2024	145	16	Stock symbols
143	8	Dividend on preference share	145	17	Copies of the Interim Report 2024 and shareholder enquiries and communications
143	9	Proposed interim dividends for 2024

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2024 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations:

Directors’ interests – shares and debentures
	At 1 Jan 2024 or date of appointment, if later	At 30 Jun 2024 or date of retirement, if earlier
	Total interests	Beneficial owner	Child under 18 or spouse	Jointly with spouse/ other	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000	—	—	—	15,000
Rachel Duan[1]	15,000	15,000	—	—	—	15,000
Georges Elhedery[2]	753,467	894,799	—	—	—	894,799
Dame Carolyn Fairbairn	15,000	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Ann Godbehere[1]	15,000	—	—	15,000	—	15,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Kalpana Morparia[1]	15,000	15,000	—	—	—	15,000
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
Brendan Nelson	—	—	—	—	—	—
David Nish (retired on 3 May 2024)	50,000	—	50,000	—	—	50,000
Noel Quinn[2]	1,721,465	2,000,730	—	—	—	2,000,730
Swee Lian Teo	15,200	15,200	—	—	—	15,200
Sir Mark Tucker	307,352	307,352	—	—	—	307,352
1Geraldine Buckingham has an interest in 3,000, Rachel Duan in 3,000, James Forese in 23,000, Ann Godbehere in 3,000, Steven Guggenheimer in 3,000, José
Antonio Meade Kuribreña in 3,000, Kalpana Morparia in 3,000 and Eileen Murray in 15,000 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC
Share Plan 2011 are set out on the following pages. At 30 June 2024, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC
Holdings ordinary shares, including interests arising through employee share plans, were: Noel Quinn – 5,690,240 and Georges Elhedery – 2,545,618. Each
Director’s total interests represents approximately 0.03% of the shares in issue and 0.01% of the shares in issue, respectively.
HSBC Holdings Savings-Related Share Option Plan (UK)
Currently no executive Directors participate in a Savings-Related Share Option Plan.

HSBC Holdings plc Interim Report 2024 on Form 6-K	139
HSBC Share Plan 2011
Share awards
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share, immediate share and fixed pay allowance awards
					HSBC Holdings ordinary shares
	Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2024	Granted in period	Vested in period	Lapsed in period	Cancelled in period	At 30 Jun 2024
			from	to
Noel Quinn	27 Feb 2017[2]	6.503	1 Mar 2020	31 Mar 2024	19,886	—	19,886	—	—	—
	26 Feb 2018[3]	7.234	1 Mar 2021	31 Mar 2025	43,011	—	21,504	—	—	21,507
	25 Feb 2019[4]	6.235	1 Mar 2022	31 Mar 2026	84,351	—	28,117	—	—	56,234
	24 Feb 2020[5]	5.622	1 Mar 2023	31 Mar 2027	161,362	—	40,340	—	—	121,022
	26 Feb 2024[6]	5.972	26 Feb 2024		—	168,955	168,955	—	—	—
	8 May 2024[7]	7.126	8 May 2024		—	42,146	42,146	—	—	—
	1 Jan to 30 Jun 2024[8]	—	1 Mar 2024	31 Mar 2024	—	812	812	—	—	—
Georges Elhedery	25 Feb 2019[9]	6.235	1 Mar 2020	31 Mar 2024	17,193	—	17,193	—	—	—
	24 Feb 2020[6]	5.622	1 Mar 2023	31 Mar 2027	118,129	—	29,532	—	—	88,597
	1 Mar 2021[10]	4.262	1 Mar 2024	31 Mar 2028	305,523	—	61,104	—	—	244,419
	28 Feb 2022[11]	5.38	1 Mar 2025	31 Mar 2029	273,163	—	—	—	—	273,163
	26 Feb 2024[6]	5.972	26 Feb 2024		—	107,752	107,752	—	—	—
	8 May 2024[7]	7.126	8 May 2024		—	26,899	26,899	—	—	—
1The award price is the closing price on the day before the grant date. In all cases the purchase price is nil.
2The award vested in five equal annual tranches. The final tranche vested on 11 March 2024 at a market value of £5.7534. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £5.7990.
3Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The fourth tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.7580.
4Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The third tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.7990.
5Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The second tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.7990.
6The non-deferred award vested immediately on 26 February 2024 and was based on the market value of £5.9605. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before 26 February 2024, the date on which the awards were granted and vested, was £5.9720. The fair value of the awards granted on 26 February 2024 was £5.9570 based on IFRS 2 accounting standards.
7The fixed pay allowance award vested immediately on 8 May 2024 at a value of £7.2080. Individual tax liabilities were settled in cash, therefore the number of shares awarded reflects the net of tax number of shares. The awards are subject to a retention period and release annually on a pro-rata basis over five years starting in March 2025. The closing price of the shares immediately before 8 May 2024, the date on which the awards were granted, was £7.1260. The fair value of the awards granted on 8 May 2024 was £7.2080 based on IFRS 2 accounting standards.
8Relates to the allocation of dividend equivalent shares in relation to eligible awards.
9Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The award vested in five equal annual tranches. The final tranche vested on 11 March 2024 at a market value of £5.7534. The closing price of the shares immediately before the date on which the awards were vested was £5.7990.
10Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches. The first tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.7580.
11The award will vest in five equal annual tranches commencing in 2025. Shares equivalent in number to those that vest under the award (net of tax liabilities)
must be retained for one year from the vesting date.
Additional information

140	HSBC Holdings plc Interim Report 2024 on Form 6-K
Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Details of these measures can be found in the Directors’ remuneration report in the Annual Report and Accounts. Subject to that assessment, the shares will vest in five equal annual instalments, with the first instalment vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date. On vesting, awards are subject to a retention period of up to one year. Under the Securities and
Futures Ordinance of Hong Kong, interests in share awards are categorised as interests of the beneficial owner.

Long-term incentive awards
					HSBC Holdings ordinary shares
	Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2024	Granted in period	Vested in period	Lapsed in period	Cancelled in period	At 30 Jun 2024
			from	to
Noel Quinn	1 Mar 2021	4.262	1 Mar 2024	31 Mar 2028	1,118,554	—	167,782[2]	279,639	—	671,133
	28 Feb 2022	5.38	1 Mar 2025	31 Mar 2029	983,339	—	—	—	—	983,339
	27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	861,422	—	—	—	—	861,422
	26 Feb 2024[3]	5.972	1 Mar 2027	31 Mar 2031	—	974,853	—	—	—	974,853
Georges Elhedery	28 Feb 2022	5.38	1 Mar 2025	31 Mar 2029	223,989	—	—	—	—	223,989
	27 Feb 2023	6.357	1 Mar 2026	31 Mar 2030	251,474	—	—	—	—	251,474
	26 Feb 2024[3]	5.972	1 Mar 2027	31 Mar 2031	—	569,177	—	—	—	569,177
1The award price is the closing price on the day before the grant date. In all cases the purchase price is nil.
2The performance conditions were assessed and confirmed at 75%. The remaining 25% of the award was forfeited. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award vests in five equal annual tranches commencing in
2024. The first tranche vested on 12 March 2024 at a market value of £5.8992. The closing price of the shares immediately before the date on which the awards were vested was £5.7580.
3The closing price of the shares on the day before the grant date was £5.972. The fair value of the awards was £2.028 based on IFRS 2 accounting standards.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC
Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 30 June 2024 to the date of this report.

2	Employee share plans
Summaries of the share options and share awards granted, exercised/vested or lapsed during the first half of 2024 and other details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including detailed summaries of the HSBC share plans, are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/
remuneration and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk, or can be obtained on request from the
Group Company Secretary and Chief Governance Officer, 8 Canada Square, London, E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 139.

3	Share buy-back

On 1 November 2023, HSBC Holdings commenced a share buy-back to purchase its ordinary shares up to a maximum consideration of $3.0bn.
The share buy-back continued in 2024 and was concluded on 16 February 2024, with 64,733,089 ordinary shares repurchased for cancellation on
UK trading venues and 79,414,800 ordinary shares repurchased for cancellation on The Stock Exchange of Hong Kong Limited (’HKEx’) in
January and February 2024.
On 23 February 2024, HSBC Holdings commenced a further share buy-back of its ordinary shares of $0.50 each up to a maximum consideration of $2.0bn. This share buy-back concluded on 23 April 2024 with 127,570,463 ordinary shares repurchased for cancellation on UK trading venues and 127,412,800 ordinary shares repurchased for cancellation on HKEx.
On 8 May 2024, HSBC Holdings commenced a further share buy-back of its ordinary shares of $0.50 each up to a maximum consideration of
$3.0bn. As at 30 June 2024, 135,376,852 ordinary shares had been repurchased for cancellation on UK trading venues and 118,148,000 ordinary shares were repurchased for cancellation on HKEx.
The purpose of the share buy-backs is to reduce HSBC’s number of outstanding ordinary shares.
As at 30 June 2024, the total number of ordinary shares repurchased during the year was 652,656,004, representing a nominal value of $326,328,002 and an aggregate consideration paid by HSBC of £2,123,749,873 on UK trading venues and HK$20,762,986,458 on HKEx. The shares repurchased represent 3.505% of the shares in issue. Of the repurchased shares, 45,010,444 shares were awaiting cancellation as at 30 June 2024.

HSBC Holdings plc Interim Report 2024 on Form 6-K	141
The table that follows outlines details of the shares purchased and cancelled on a monthly basis during 2024.

Share buy-back – UK venues
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Jan 2024	64,733,089	6.4300	5.8190	6.1356	397,174,665
Feb 2024	17,761,890	6.2050	5.9270	6.0468	107,403,375
Mar 2024	59,048,017	6.2810	5.7290	6.0295	356,031,979
Apr 2024	50,760,556	6.6960	6.1950	6.4603	327,930,581
May 2024	59,069,838	7.2440	6.8240	6.9678	411,587,427
Jun 2024	76,307,014	7.0080	6.7040	6.8620	523,621,846
Total	327,680,404				2,123,749,873

Share buy-back – Hong Kong venues
	Number of shares purchased	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		HK$	HK$	HK$	HK$
Jan 2024	57,819,600	63.8000	57.8500	61.0549	3,530,172,280
Feb 2024	33,790,800	62.4500	58.8500	60.8394	2,055,810,581
Mar 2024	63,110,400	61.9500	58.1000	60.1891	3,798,555,480
Apr 2024	52,106,800	64.9500	61.1000	63.0989	3,287,883,380
May 2024	53,104,800	70.6500	67.5000	68.7465	3,650,768,500
Jun 2024	65,043,200	69.7500	67.0500	68.2592	4,439,796,237
Total	324,975,600				20,762,986,458

4	Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as fully CRR II-compliant additional tier 1 capital securities on an end point basis. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to further strengthen its capital base to meet requirements under CRR II. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, if they are not redeemed, the securities will bear interest at rates fixed periodically in advance for five-year periods based on credit spreads, fixed at issuance, above prevailing market rates. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons.
Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated non-transitional CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if HSBC’s non-transitional CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion price in the currency of the relevant securities. During the first half of 2024, HSBC Holdings issued SGD1,500m contingent convertible securities.

5	Notifiable interests in share capital
Between 1 January 2024 and 30 June 2024, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules, which had not been amended or withdrawn. No further notifications had been received between 30 June 2024 and 20 July 2024.
Previous notifications received, which have not been amended or withdrawn, are as follows:
–BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.
–Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC
Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.
At 30 June 2024, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of
Hong Kong, the following notifications of major holdings have been made to HSBC Holdings and have not been amended or withdrawn:
–BlackRock, Inc. gave notice on 7 June 2024 that on 4 June 2024 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,667,403,488 shares and a short position of 18,161,531 shares, representing 8.89% and 0.10%, respectively, of the ordinary shares in issue at that date.
–Ping An Asset Management Co., Ltd. gave notice on 10 May 2024 that on 7 May 2024 it had a long position of 1,502,584,731 in HSBC
Holdings ordinary shares, representing 7.98% of the ordinary shares in issue at that date.
Additional information

142	HSBC Holdings plc Interim Report 2024 on Form 6-K

6	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2024.

7	Second interim dividend for 2024
On 31 July 2024, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2024 of $0.10 per ordinary share (the ‘dividend’), a distribution of approximately $1.849bn. The dividend will be payable on 27 September 2024 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 16 August 2024.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in
London at or about 11.00am on 16 September 2024. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on
15 August 2024. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 16 August 2024.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pound sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends,
www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 12 September 2024 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 27 September 2024 to holders of record on
16 August 2024. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 6 September 2024.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch
Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 16 August 2024 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register on 16 August 2024. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 15 August 2024.
Transfer of ADSs must be lodged with the depositary by 11.00am on 16 August 2024 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

8	Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 17 June, 16 September and 16 December 2024 for
the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has
approved a quarterly dividend to be payable on 16 September 2024 to holders of record on 30 August 2024.

9	Proposed interim dividends for 2024
As previously communicated, we have established a dividend payout ratio of 50% of earnings per ordinary share (‘EPS’) for 2023 and 2024. EPS for this purpose excludes material notable items and related impacts. Material notable items in 1H24 and 2023 included the planned sale of our business in Argentina, the sale of our retail banking operations in France, the sale of our banking business in Canada, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. We also exclude HSBC Bank Canada‘s financial results from the 30 June
2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank
Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.
Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of US dollars, pounds sterling or Hong Kong dollars.

10	Earnings release
An earnings release for the three-month period ending 30 September 2024 is expected to be issued on 29 October 2024.

HSBC Holdings plc Interim Report 2024 on Form 6-K	143

11	Final results
The results for the year to 31 December 2024 are expected to be announced on 19 February 2025.

12	Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2024, we complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate
Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is
available at www.hkex.com.hk. We note that the Financial Reporting Council have issued a new UK Corporate Governance Code, which will apply to financial reporting periods from 1 January 2025, and that The Stock Exchange of Hong Kong Limited is currently consulting on changes to the Hong Kong Corporate Governance Code. The Group will take the necessary actions to ensure that we continue to be compliant with both
Codes as the new provisions come into force.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2023 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 34 of this Form 6-K.

13	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2023, which are required to be disclosed pursuant to
Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.
Ann Godbehere
Appointed to the Group Audit Committee on 21 February 2024. Appointed Senior Independent Director on 3 May 2024.
Steven Guggenheimer
Appointed to the Group Technology Committee on 1 March 2024.
Kalpana Morparia
Appointed to the Group Technology Committee on 1 March 2024.
Eileen K Murray
Appointed Chair of the Group Technology Committee on 1 March 2024.
Brendan Nelson
Appointed Chair of the Group Audit Committee on 21 February 2024 and to the Group Technology Committee on 1 March 2024.
David Nish
Retired from the Board, Group Audit Committee, Group Risk Committee and Nomination & Corporate Governance Committee on 3 May 2024.
Swee Lian Teo
Appointed to the Group Technology Committee on 1 March 2024.

14	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and material accounting policies’ on page 117, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include persistently high interest rate and inflationary stress scenarios that reflect the intensification of ongoing global energy supply issues, the impact of the Russia-Ukraine and
Israel-Hamas wars, as well as the potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
In particular, HSBC’s principal activities, business and operating models, strategic direction, and top and emerging risks are addressed in the
Overview section. A financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim management report’ section. HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk review’ section of the Annual Report and Accounts 2023. HSBC’s approach to capital management and allocation is described in the
‘Treasury risk’ section of the Annual Report and Accounts 2023.

15	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings plc ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.
Additional information

144	HSBC Holdings plc Interim Report 2024 on Form 6-K

16	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Bermuda Stock Exchange	HSBC.BH

17	Copies of the Interim Report 2024 and shareholder enquiries and communications
Further copies of the Interim Report 2024 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14
5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong
Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2024
may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on
HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/investors/shareholder-information/manage-your-shareholding. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of any future dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor
Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom	Telephone: +44 (0) 370 702 0137 www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk
Hong Kong Overseas Branch Register:	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong	Telephone: +852 2862 8555 hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk
Bermuda Overseas Branch Register:	Investor Relations Team HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda	hbbm.shareholder.services@hsbc.bm Investor Centre: www.investorcentre.com/bm
ADS Depository:	The Bank of New York Mellon Shareowner Services, P.O. Box 43006, Providence RI, 02940-3078, USA	Telephone (US): +1 877 283 5786 Telephone (International): +1 201 680 6825 shrrelations@cpushareownerservices.com www.mybnymdr.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the
UK Companies Act 2006, writes to nominated persons directly for a response.
本中期業績報告及日後的相關文件均備有中譯本，如有需要，請向適當的股份登記處索取。股東如收到本報告的中譯本，但不希望再收取此等中譯
本，亦請聯絡股份登記處。

HSBC Holdings plc Interim Report 2024 on Form 6-K	145

Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H23	First half of 2023
1H24	First half of 2024
1Q23	First quarter of 2023
1Q24	First quarter of 2024
2H23	Second half of 2023
2Q23	Second quarter of 2023
2Q24	Second quarter of 2024
4Q23	Fourth quarter of 2023
A
ABS	Asset-backed security
ADS	American Depositary Share
AI	Artificial intelligence
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ANP	Annualised new business premiums
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Banking NII	Banking net interest income
Basel	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
C
CAPM	Capital asset pricing model
CDOR	Canadian dollar offered rate
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
COFINS	Contribution for the Financing of Social Security, a Brazilian federal corporation tax
CPI	Consumer price index
CRD IV	Capital Requirements Regulation and Directive
CRE	Commercial real estate
CRR	Customer risk rating
CRR II	The regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the PRA Rulebook
CSM	Contractual service margin
D
Dec	December
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debit valuation adjustment
E
EBA	European Banking Authority

EC	European Commission
ECB	European Central Bank
ECL
Expected credit losses. In the income statement, ECL is
recorded as a change in expected credit losses and other
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to which
only the impairment requirements in IFRS 9 are applied.

EEA	European Economic Area
Eonia	Euro Overnight Index Average
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
Euribor	Euro interbank offered rate
EVE	Economic value of equity
F
FCA	Financial Conduct Authority (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
H
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
HKMA	Hong Kong Monetary Authority
Holdings ALCO	HSBC Holdings Asset and Liability Management Committee
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada and HSBC Securities Canada, consolidated for liquidity purposes
HSBC Continental Europe	HSBC Continental Europe
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSSL	HSBC Securities Services (Luxembourg)
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
ILAAP	Internal liquidity adequacy assessment process
IVB	HSBC Innovation Banking
J
Jan	January
Jun	June
JV	Joint venture
Additional information

146	HSBC Holdings plc Interim Report 2024 on Form 6-K

L
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
LTI	Long-term incentive
LTV	Loan to value
M
M&A	Mergers and acquisitions
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Mar	March
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NSFR	Net stable funding ratio
O
OCI	Other comprehensive income
OECD	Organisation of Economic Co-operation and Development
OTC	Over-the-counter
P
PCAF	Partnership for Carbon Accounting Financials
PD	Probability of default
PIS	Contribution to the Social Integration Programme, a Brazilian federal corporation tax
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service

PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	The member firms of the PwC network, including PricewaterhouseCoopers LLP
R
RAF	Bank of England’s Resolvability Assessment Framework
RES	Resource and experience sharing agreement
RFR	Risk-free rate
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
S
SAB	Saudi Awwal Bank
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
Sibor	Singapore interbank offered rate
SME	Small and medium-sized enterprise
SOFR	Secured Overnight Financing Rate
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
T
TNFD	Taskforce on Nature-related Financial Disclosures
U
UAE	United Arab Emirates
UK	United Kingdom
UN	United Nations
US	United States of America
V
VaR	Value at risk
VIU	Value in use
W
WPB	Wealth and Personal Banking, a global business

This document comprises the Interim Report 2024 and information herein has been filed on Form 6-K with the US Securities and
Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC Holdings plc
Incorporated in England with limited liability. Registered in England:
number 617987
Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
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Published by Global Finance, HSBC Holdings plc, London
Designed by Design Bridge and Partners, London (cover) and by
Global Finance with Design Bridge and Partners (rest of the Interim
Report 2024)

HSBC Holdings plc Interim Report 2024 on Form 6-K	147
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Georges Elhedery
Name:Georges Elhedery
Title: Group Chief Financial Officer
Dated: July 31, 2024